As filed with the Securities and Exchange Commission on February 11, 2011

Registration No. 333-169621

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4
TO
FORM S-1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Cornerstone OnDemand, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7372	13-4068197
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1601 Cloverfield Blvd.
Suite 620 South
Santa Monica, CA 90404
(310) 752-0200

(Address, including zip code, and telephone number,
including area code, of Registrant's principal executive offices)

Adam L. Miller
Chief Executive Officer
Cornerstone OnDemand, Inc.
1601 Cloverfield Blvd.
Suite 620 South
Santa Monica, CA 90404
(310) 752-0200

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Herbert P. Fockler Rachel B. Proffitt Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Perry A. Wallack Chief Financial Officer 1601 Cloverfield Blvd. Suite 620 South Santa Monica, CA 90404 (310) 752-0200	Christopher L. Kaufman Minji Cho Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 (650) 328-4600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated February 11, 2011.

          Shares

Cornerstone OnDemand, Inc.

Common Stock

This is an initial public offering of shares of common stock of Cornerstone OnDemand, Inc.

Cornerstone OnDemand, Inc. is offering           of the shares to be sold in the offering. The selling stockholders identified in this prospectus, which include certain of our executive officers and entities affiliated with members of our board of directors, are offering an additional          shares. Cornerstone OnDemand, Inc. will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $    and $    . Cornerstone OnDemand, Inc. has applied to list the common stock on the NASDAQ Global Market under the symbol “CSOD.”

See “Risk Factors” on page 10 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Cornerstone OnDemand, Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

To the extent that the underwriters sell more than           shares of common stock, the underwriters have the option to purchase up to an additional           shares from the selling stockholders at the initial price to public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on or about               , 2011.

Goldman, Sachs & Co.	Barclays Capital

William Blair & Company Pacific Crest Securities	Piper Jaffray JMP Securities

Prospectus dated               , 2011.

Through and including         , 2011 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Unless the context requires otherwise, the terms “Cornerstone OnDemand,” “we,” “company,” “us” and “our” refer to Cornerstone OnDemand, Inc. and its wholly owned subsidiaries taken as a whole.

Cornerstone OnDemand, Inc.

Overview

Cornerstone OnDemand is a leading global provider of a comprehensive learning and talent management solution delivered as software-as-a-service. We enable organizations to meet the challenges they face in empowering their people and maximizing the productivity of their human capital. We currently empower over 4.92 million users across 164 countries and 23 languages.

Our solution consists of five integrated platforms for learning management, enterprise social networking, performance management, succession planning and extended enterprise. Our clients use our solution to develop employees throughout their careers, engage all employees effectively, improve business execution, cultivate future leaders and integrate with their external networks of customers, vendors and distributors.

Our over 480 clients include multi-national corporations, large domestic enterprises, mid-market companies, state and local public sector organizations, higher education institutions and non-profit entities, such as Barclays Bank PLC, BJC HealthCare, Flextronics International USA, Inc., Kelly Services, Inc., Liberty Mutual Insurance Company, Pearson, Inc., Starwood Hotels & Resorts Worldwide, Inc., State of Nebraska, Teach for America and Virgin Media Limited. We support multiple client deployments of over 150,000 users, including one client with over 700,000 users.

We sell our solution domestically and internationally through both direct and indirect channels, including direct sales teams in North America and Europe, a global distributor agreement with ADP, and other distributor relationships with payroll, consulting and human resource services companies. We generate most of our revenue from sales of our solution pursuant to multi-year subscription agreements, which typically have terms of three years. We also generate revenue from consulting services for configuration, integration and training, as well as from providing third-party e-learning content.

We have grown our business each of the last 10 years. Since 2002 we have averaged a 95% annual dollar retention rate. Our bookings grew from $24.9 million in 2008 to $34.5 million in 2009 to $60.9 million in 2010. Since 2001, our contracted business with existing clients has increased each year. Our net revenue grew from $19.6 million in 2008 to $29.3 million in 2009 to $43.7 million in 2010. Our gross revenue was $46.6 million in 2010, before a $2.9 million reduction of revenue related to a non-cash charge for a common stock warrant. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Metrics” for more information about annual dollar retention rates and bookings, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates —  Offsets to Revenue'' for additional information about common stock warrants that are accounted for as reductions of revenue.

The Market

Based on the U.S. Bureau of Labor Statistics data as of June 2010, total compensation paid to the United States civilian workforce of approximately 154 million people is expected to exceed $8.1 trillion in 2010. Given the significance of these costs, organizations have sought to maximize the return on their investments in human capital. We believe the major challenges that organizations face in empowering their people and maximizing the productivity of their internal and external human capital are developing talent, engaging employees, improving business execution, building a leadership pipeline and integrating with their extended enterprise of customers, vendors and distributors.

To deal with these challenges, organizations have deployed a variety of solutions, including written tracking systems and software-based solutions. International Data Corporation, or IDC, estimates that total spending on software for workforce, e-learning, e-recruiting, intelligent compensation and performance management was $3.6 billion in 2009.1 Historically, many of these software solutions have been human resource applications running on hardware located on organizations’ premises. However, we believe that just as organizations have increasingly chosen software-as-a-service, or SaaS, solutions for business applications such as sales force management, they will also increasingly adopt SaaS learning and talent management solutions. According to IDC, the overall SaaS market totaled $13.1 billion in revenue in 2009, representing 5.7% of worldwide software spending across all primary markets, and is expected to grow to $32.4 billion by 2013, representing 13.4% of worldwide software spending across all primary markets.2

Many existing learning and talent management solutions suffer from shortcomings such as narrow functionality, limited configurability, difficulty of use, inability to scale and high costs of deployment, maintenance and upgrades. As a result, we believe a market opportunity exists for a comprehensive, integrated solution that helps organizations manage all aspects of their internal and external human capital and link talent management to their business strategy.

The Cornerstone OnDemand Answer

We deliver a comprehensive SaaS solution that consists of five integrated platforms for learning management, enterprise social networking, performance management, succession planning and extended enterprise. We offer a number of cross-platform tools for talent management analytics and reporting, employee profile management, employee on-boarding and e-learning content aggregation and delivery. We also provide consulting services for configuration, integration and training for our solution. We believe that our solution delivers the following benefits:

•	Comprehensive Functionality. We offer five integrated platforms that address all stages of the employee lifecycle and can be used to manage processes that span multiple learning and talent management functions.
•	Flexible and Highly Configurable. Clients can match the use of our solution with their specific business processes and workflows. The flexibility of our solution also allows our clients to deploy the five platforms of our solution individually or in any combination.
•	Easy-to-Use, Personalized User Interface. Our solution employs an intuitive user interface and may be personalized for the end user, typically based on position, division, pay grade, location, manager and particular use of the solution.
•	Software-as-a-Service Model Lowers the Total Cost of Ownership and Speeds Delivery. Our solution is accessible through a standard web browser and does not require the large investments by clients in implementation time, personnel, hardware and consulting services that are typical of legacy on-premises software solutions.
•	Scalable to Meet the Needs of All Organizations. We have built a highly scalable, multi-tenant, multi-user architecture that supports the complex needs of global corporations yet is capable of supporting deployments of any size.
•	Continued Innovation through Collaborative Product Development. The vast majority of the thousands of features in our solution were designed with existing and prospective clients based on their specific functional requests.

1	IDC, Worldwide HCM Applications 2008 Vendor Shares: Analysis of 25 Vendors in Core HR, eLearning, eRecruiting, Intelligent Compensation, Performance Management, and Workforce Management, Doc.#221284, Dec 2009.
2	IDC, Worldwide Software as a Service 2010-2014 Forecast: Software Will Never Be the Same, Doc.#223628, Jun 2010.

Our Strategy

Our goal is to empower people, organizations and communities with our comprehensive learning and talent management solution. Key elements of our strategy include:

•	Retain and Expand Business with Existing Clients. We strive to maintain our strong rate of retention by continuing to provide our clients with high levels of service and support. We also intend to continue to sell additional platforms and services to our existing clients.
•	Strengthen Current Sales Channels. We plan to invest aggressively in our direct sales teams targeting enterprise and mid-market clients in North America and to grow our Europe, Middle-East and Africa, or EMEA, operations. We also intend to grow our distribution channels through key alliances, including continued expansion of our relationships with regional distributors.
•	Target New Markets. We recently began selling to the public sector and intend to expand our public sector sales operations. We also intend to expand our sales presence and tailor our solution for small organizations. In addition, we intend to build sales and services operations in Asia Pacific that are modeled after our EMEA operations.
•	Continue to Innovate and Extend Our Technological Leadership. We plan to continue to use our expertise in learning and talent management in collaboration with our clients to develop new applications, features and functionality to enhance our solution and expand our addressable market.
•	Make Cornerstone Built to Last. Our growth strategy since inception has been deliberate, disciplined and focused on long-term success. This has allowed us to weather periods of economic turmoil and significant changes in the markets we serve without undergoing layoffs or business contraction. We plan to continue to take the same systematic approach to growth in the future.

We are also committed to empowering our employees and the communities around us, in part demonstrated by our creation of the Cornerstone OnDemand Foundation.

Summary Risk Factors

There are a number of risks and uncertainties that may affect our business, financial and operating performance and growth prospects. You should carefully consider all of the risks discussed in “Risk Factors,” which begin on page 10, the other information contained in this prospectus and our consolidated financial statements and the related notes before investing in our common stock. These risks include, among others:

•	we have a history of losses, and we cannot be certain that we will achieve or sustain profitability;
•	unfavorable conditions in our industry or the global economy, or reductions in information technology spending, could limit our ability to grow and negatively affect our operating results;
•	our financial results may fluctuate due to our long, variable and therefore unpredictable sales cycle and our focus on large and mid-market organizations;
•	our financial results may fluctuate due to other factors, some of which may be beyond our control;
•	the forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business may not grow at similar rates or at all;
•	our business depends substantially on clients renewing their subscriptions to our solution, purchasing additional platforms from us and adding additional users;
•	our market is intensely competitive, and if we do not compete effectively, our operating results could suffer; and
•	our business and operations are experiencing rapid growth and organizational change, which we must manage effectively to preserve the key aspects of our corporate culture and avoid negative effects on our business and operating results.

Corporate Information

We were incorporated in Delaware in 1999 under the name “CyberU, Inc.” and changed our name to Cornerstone OnDemand, Inc. in 2005. Our principal executive offices are located at 1601 Cloverfield Blvd., Suite 620 South, Santa Monica, CA 90404, and our telephone number is (310) 752-0200. Our website address is www.csod.com. Information contained on our website, however, is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

“Cornerstone,” “Cornerstone OnDemand,” the Cornerstone OnDemand logo, “CyberU” and other trademarks or service marks of Cornerstone OnDemand appearing in this prospectus are the property of Cornerstone OnDemand. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders.

Industry and Market Data

Some of the industry and market data contained in this prospectus are based on independent industry publications or other publicly available information, while other information is based on our internal sources. Although we believe that each source is reliable as of its respective date, the information contained in such sources involve a number of assumptions and limitations and has not been independently verified. As a result, you should be aware that the industry and market industry data contained in this prospectus, and beliefs and estimates based on such data, may not be reliable.

THE OFFERING

Common stock offered:
by us
shares.
by the selling stockholders
shares (or shares if the underwriters exercise their option to purchase additional shares in full).
Shares outstanding after the offering
shares.
Use of proceeds
We estimate that we will receive net proceeds of approximately $ from this offering, based on an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We expect to use the net proceeds from this offering for general corporate purposes, the redemption of a senior subordinated promissory note, the repayment of the outstanding balance under our credit facility, and acquisitions, although we have no present understandings, commitments or agreements to enter into any such acquisitions. See “Use of Proceeds” for additional information.
We will not receive any proceeds from the sale of shares offered by the selling stockholders, who include certain of our executive officers and entities affiliated with our board of directors.
Risk factors
See “Risk Factors” beginning on page 10 and the other information included elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.
Proposed NASDAQ Global Market symbol
CSOD

The number of shares of our common stock outstanding after this offering is based on            shares outstanding as of December 31, 2010, and excludes:

•	1,450,000 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2010 at a weighted average exercise price of $1.33 per share, which will remain outstanding after this offering;
•	Up to 886,096 shares of common stock issuable upon the exercise of any warrant that we may be obligated to issue to ADP upon the completion of this offering, as discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Offsets to Revenue”;
•	5,347,352 shares of common stock issuable upon the exercise of options at a weighted average exercise price of $2.33 per share and 270,000 shares issuable under restricted stock units, each outstanding as of December 31, 2010;
•	419,628 shares of common stock issuable upon the exercise of options at an exercise price of $8.88 per share and 42,000 shares issuable under restricted stock units, each granted subsequent to December 31, 2010; and
•	An aggregate of 4,412,768 shares of common stock reserved for issuance under our equity incentive plans following this offering.

Additional shares will become available for issuance under our equity incentive plans following the offering as a result of (i) cancellation of options or repurchases of shares outstanding under our 1999 Equity Incentive Plan and reserved under our equity incentive plans. For more information, see “Executive Compensation — Employee Benefit and Stock Plans.”

Except as otherwise indicated, information in this prospectus reflects or assumes the following:

•	the amendment and restatement of our certificate of incorporation prior to completion of this offering;
•	the automatic conversion of all of our outstanding preferred stock into an aggregate of 23,752,616 shares of common stock immediately prior to the completion of this offering;
•	the issuance of shares of common stock immediately prior to the completion of this offering upon the assumed net exercise of warrants outstanding at December 31, 2010 at a weighted average exercise price of $ per share, based upon an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of the prospectus);
•	the issuance of shares of common stock immediately prior to the completion of this offering upon the assumed cash exercise of warrants outstanding at December 31, 2010 at a weighted average exercise price of $ per share; and
•	no exercise of the underwriters’ option to purchase additional shares of our common stock.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables present our consolidated financial and other data for our business for the periods indicated. We derived the summary consolidated financial data for the years ended December 31, 2008, 2009 and 2010 from our audited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future. You should read this summary consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, all included elsewhere in this prospectus.

	Years Ended December 31,
	2008	2009	2010
	(in thousands)
Consolidated statements of operations data:
Gross revenue(1)	$19,626	$29,322		$46,608
Common stock warrant charge(1)	—	—		(2,877)
Net revenue	19,626	29,322		43,731
Cost of revenue(2)	6,116	8,676		14,280
Gross profit	13,510	20,646		29,451
Operating expenses:
Sales and marketing(2)	16,914	18,886		28,134
Research and development(2)	2,724	2,791		5,602
General and administrative(2)	2,564	4,329		8,555
Total operating expenses	22,202	26,006		42,291
Loss from operations(1)	(8,692)	(5,360)		(12,840)
Other income (expense):
Interest income (expense) and other income (expense), net	(639)	(813)		(1,320)
Change in fair value of preferred stock warrant liabilities(3)	(790)	(2,147)		(34,073)
Loss before provision for income taxes	(10,121)	(8,320)		(48,233)
Provision for income taxes	(62)	(72)		(137)
Net loss	(10,183)	(8,392)		(48,370)
Excess of fair value of consideration transferred over carrying value on redemption of Series A preferred stock	—	—		—
Accretion of redeemable preferred stock	(337)	(2,072)		(8,235)
Net loss attributable to common stockholders	$(10,520)	$(10,464)		$(56,605)
Net loss per share attributable to common stockholders, basic and diluted(4)	$(1.25)	$(1.24)		$(6.15)
Weighted average common shares outstanding, basic and diluted	8,387	8,467		9,206
Pro forma net loss per share attributable to common stockholders – basic and diluted(5)				$(0.43)
Pro forma weighted average common shares outstanding – basic and diluted				32,959
As adjusted pro forma net loss per share attributable to common stockholders – basic and diluted(6)			$
As adjusted pro forma weighted average common shares outstanding – basic and diluted

(See footnotes on next page)

(1)	During the fourth quarter of 2010, we recorded a $2.9 million reduction of revenue associated with a common stock warrant. There were no reductions of revenue in prior periods. We have presented gross revenue excluding this non-cash common stock warrant charge, because this charge does not relate to sales activity in the period, and we do not consider the issuance of warrants to be indicative of our core operating performance. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Offsets to Revenue” for additional information about common stock warrants that are accounted for as reductions of revenue.
(2)	The table on the previous page includes stock-based compensation included in the following line items:

	Year ended December 31,
	2008	2009	2010
	(in thousands)
Stock-based compensation:
Cost of revenue	$30	$27	$69
Sales and marketing	143	221	345
Research and development	24	22	132
General and administrative	45	61	361
Total	$242	$331	$907
(3)	Upon the completion of this offering, all of our warrants to purchase preferred stock will expire, with the exception of warrants to purchase 380,000 shares of Series C preferred stock and warrants to purchase 140,625 shares of Series D preferred stock, which will automatically become warrants to purchase common stock. At that time, the preferred stock warrant liabilities will be reclassified to stockholders’ equity (deficit), and we will no longer record any change in the fair value of these liabilities in our statements of operations.
(4)	See Note 2 to our consolidated financial statements for a description of the method to compute basic and diluted net loss per share attributable to common stockholders.
(5)	Basic and diluted pro forma net loss per share attributable to common stockholders has been computed to give effect to the assumed conversion of all our convertible preferred stock as though the conversion had occurred on January 1, 2010. See Note 2 to our consolidated financial statements.
(6)	Basic and diluted as adjusted pro forma net loss per share attributable to common stockholders has been computed to give effect to (i) the assumed conversion of all our convertible preferred stock as though the conversion had occurred on January 1, 2010, and (ii) the sale of such number of shares of common stock at an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus) as would be necessary to fund the repayment of the debt described in “Use of Proceeds” ( shares for the year ended December 31, 2010), the reversal of interest expense relating to such debt ($0.9 million for the year ended December 31, 2010) and prepayment penalty associated with repayment of the debt ($0.1 million at December 31, 2010).

	As of December 31, 2010
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$7,067		$
Property and equipment, net	3,976
Working capital, excluding deferred revenue	18,889
Total assets	42,894
Debt, current portion	14
Deferred revenue, current and non-current portions	33,818
Capital lease obligations, net of current portion	1,523
Long-term debt, net of current portion	8,705
Preferred stock warrant liabilities	39,756
Convertible preferred stock	42,089
Stockholders’ (deficit) equity	(97,231)

(1)	The pro forma consolidated balance sheet data give effect to (i) the automatic conversion of all outstanding preferred stock into an aggregate of 23,752,616 shares of common stock, (ii) the issuance of shares of common stock immediately prior to the completion of the offering upon the assumed net exercise of warrants outstanding at December 31, 2010 at a weighted average exercise price of $ per share, (iii) the issuance of shares of common stock immediately prior to the completion of the offering upon the assumed cash exercise of warrants outstanding at December 31, 2010 at a weighted average exercise price of $ per share, (iv) the reclassification of preferred stock warrant liabilities to stockholders’ (deficit) equity and (v) the reclassification of a $4.0 million subordinated promissory note ($3.6 million net of debt discount) from long-term debt to short-term debt, as the note will be redeemed at the option of the holder in connection with this offering, in each case as if such event had occurred immediately prior to the completion of the offering.
(2)	The pro forma as adjusted consolidated balance sheet data give effect to (i) the pro forma adjustments described in footnote (1) above, (ii) the sale of shares of common stock in this offering by us at an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expense payable by us, and (iii) the repayment of the $5.1 million outstanding balance under our credit facility and the redemption of a $4.0 million subordinated promissory note at 103% of principal amount plus accrued interest at the option of the holder in connection with this offering, as described in “Use of Proceeds.”
(3)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease, as applicable, our pro forma as adjusted cash and cash equivalents, working capital, total assets and stockholders’ (deficit) equity by approximately $ million, assuming that the number of shares offered by us (as set forth on the cover page of this prospectus) remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus, including our consolidated financial statements and the related notes, before making a decision to invest in our common stock. If any of such risks actually occur, our business, operating results, financial condition or growth prospects could be materially adversely affected. In those cases, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We have a history of losses, and we cannot be certain that we will achieve or sustain profitability.

We have incurred annual losses since our inception. We experienced net losses of $10.2 million, $8.4 million and $48.4 million in 2008, 2009 and 2010, respectively. At December 31, 2010, our accumulated deficit was $97.8 million and total stockholders’ deficit was $97.2 million. We expect to continue to incur operating losses as a result of expenses associated with the continued development and expansion of our business. Our expenses include sales and marketing, research and development and other costs relating to the development, marketing and sale of our solution and consulting services that may not generate revenue until later periods, if at all. Any failure to increase revenue or manage our cost structure as we implement initiatives to grow our business could prevent us from achieving or sustaining profitability. In addition, our ability to achieve profitability is subject to a number of the risks and uncertainties discussed below, many of which are beyond our control. We cannot be certain that we will be able to achieve or sustain profitability on a quarterly or annual basis.

Unfavorable conditions in our industry or the global economy or reductions in information technology spending could limit our ability to grow our business and negatively affect our operating results.

Our operating results may vary based on the impact of changes in our industry or the global economy on us or our clients. The revenue growth and potential profitability of our business depends on demand for enterprise application software and services generally and for learning and talent management solutions in particular. We sell our solution primarily to large and mid-sized organizations whose businesses fluctuate based on general economic and business conditions. In addition, a portion of our revenue is attributable to the number of users of our solution at each of our clients, which in turn is influenced by the employment and hiring patterns of our clients and potential clients. To the extent that weak economic conditions cause our clients and potential clients to freeze or reduce their headcount, demand for our solution may be negatively affected. Historically, economic downturns have resulted in overall reductions in spending on information technology and learning and talent management solutions as well as pressure for extended billing terms, as occurred during the recent recession. If economic conditions deteriorate or do not materially improve, our clients and potential clients may elect to decrease their information technology and learning and talent management budgets by deferring or reconsidering product purchases, which would limit our ability to grow our business and negatively affect our operating results.

Our financial results may fluctuate due to our long, variable and, therefore, unpredictable sales cycle and our focus on large and mid-market organizations.

We plan our expenses based on certain assumptions about the length and variability of our sales cycle. If our sales cycle becomes longer or more variable, our results may be adversely affected. Our sales cycle generally varies in duration between two to nine months and, in some cases, even longer depending on the size of the potential client. Factors that may influence the length and variability of our sales cycle include:

•	the need to educate potential clients about the uses and benefits of our solution;
•	the relatively long duration of the commitment clients make in their agreements with us;

•	the discretionary nature of potential clients’ purchasing and budget cycles and decisions;
•	the competitive nature of potential clients’ evaluation and purchasing processes;
•	evolving functionality demands of potential clients;
•	fluctuations in the learning and talent management needs of potential clients;
•	announcements or planned introductions of new products by us or our competitors; and
•	lengthy purchasing approval processes of potential clients.

The fluctuations that result from the length and variability of our sales cycle may be magnified by our focus on sales to large and mid-sized organizations. If we are unable to close an expected significant transaction with one or more of these companies in a particular period, or if an expected transaction is delayed until a subsequent period, our operating results for that period, and for any future periods in which revenue from such transaction would otherwise have been recognized, may be adversely affected.

Our financial results may fluctuate due to other factors, some of which may be beyond our control.

There are a number of other factors that may cause our financial results to fluctuate from period to period, including:

•	the extent to which new clients are attracted to our solution to satisfy their learning and talent management needs;
•	the timing and rate at which we sign agreements with new clients;
•	the extent to which we retain existing clients and satisfy their requirements;
•	the extent to which existing clients renew their subscriptions to our solution and the timing of those renewals;
•	the extent to which existing clients purchase or discontinue use of additional platforms in our solution and add or decrease the number of users;
•	the addition or loss of large clients, including through acquisitions or consolidations;
•	the number and size of new clients, as compared to the number and size of renewal clients in a particular period;
•	the mix of clients between small, mid-sized and large organizations;
•	changes in our pricing policies or those of our competitors;
•	changes in billing cycles and the size of advance payments relative to overall contract value in client agreements;
•	seasonal factors affecting demand for our solution or potential clients purchasing decisions;
•	the financial condition and creditworthiness of our clients;
•	the amount and timing of operating expenses, including those related to the maintenance and expansion of our business, operations and infrastructure;
•	the timing and success of new product and service introductions by us;
•	the timing and success of current and new competitive products and services by our competitors;
•	other changes in the competitive dynamics of our industry, including consolidation among competitors, clients or strategic partners;
•	the timing of expenses related to the development of new products and technologies, including enhancements to our solution;

•	our ability to manage our existing business and future growth, including in terms of additional clients, incremental users and new geographic regions;
•	expenses related to our data centers and the expansion of such data centers;
•	the effects and expenses of acquisition of third-party technologies or businesses and any potential future charges for impairment of goodwill resulting from those acquisitions;
•	general economic, industry and market conditions;
•	various factors related to disruptions in our SaaS hosting network infrastructure, defects in our solution, privacy and data security, and exchange rate fluctuations, each of which is described elsewhere in these risk factors;
•	through the quarter in which our initial public offering is completed, a non-cash common stock warrant charge, recorded as a reduction of revenue, if ADP achieves certain sales targets under our distributor agreement with them; and
•	through the date that our initial public offering is completed, other income (expense) charges to record our preferred stock warrant liabilities at fair value.

In light of the foregoing factors, we believe that our financial results, including our revenue and deferred revenue levels, may vary significantly from period-to-period. As a result, period-to-period comparisons of our operating results may not be meaningful and should not be relied on as an indication of future performance.

The forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, or at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. Forecasts relating to the expected growth in the SaaS market or learning and talent management market may prove to be inaccurate. Even if these markets experience the forecasted growth, we may not grow our businesses at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts included in this prospectus should not be taken as indicative of our future growth.

Our business depends substantially on clients renewing their agreements and purchasing additional platforms from us or adding additional users. Any decline in our client renewals, purchases of additional platforms or additional users would harm our future operating results.

In order for us to improve our operating results, it is important that our clients renew their agreements with us when the initial contract term expires and also purchase additional platforms or add additional users. Our clients have no obligation to renew their subscriptions after the initial subscription period, and we cannot assure you that clients will renew subscriptions at the same or higher level of service, if at all. In fact, in the past, some of our clients have elected not to renew their agreements with us. Moreover, certain of our clients have the right to cancel their agreements for convenience, subject to certain notice requirements and, in some cases, early termination fees. Our clients’ renewal rates may decline or fluctuate as a result of a number of factors, including their satisfaction or dissatisfaction with our solution, pricing, the prices of competing products or services, mergers and acquisitions affecting our client base, reduced hiring by our clients or reductions in our clients’ spending levels. If our clients do not renew their subscriptions, renew on less favorable terms, fail to purchase additional platforms, or fail to add new users, our revenue may decline, and our operating results may be harmed.

The market in which we participate is intensely competitive, and if we do not compete effectively, our operating results could be harmed.

The market for learning and talent management software is highly competitive, rapidly evolving and fragmented. Many of our competitors and potential competitors are larger and have greater brand name recognition, much longer operating histories, larger marketing budgets and significantly greater resources than we do, and, with the introduction of new technologies and market entrants, we expect competition to intensify in the future. If we fail to compete effectively, our business will be harmed. Some of our principal competitors offer their products or services at a lower price, which has resulted in pricing pressures. Similarly, some competitors offer different billing terms which has resulted in pressures on our billing terms. If we are unable to maintain our pricing levels and our billing terms, our operating results would be negatively impacted. In addition, pricing pressures and increased competition generally could result in reduced sales, reduced margins, losses or the failure of our solution to achieve or maintain more widespread market acceptance, any of which could harm our business.

We face competition from paper-based processes and desktop software tools. We also face competition from custom-built software that is designed to support the needs of a single organization, as well as from third-party human resource application providers. These software vendors include, without limitation, Halogen Software, Inc., Jive Software, Inc., Oracle Corporation, Plateau Systems, Ltd, Saba Software, Inc., SAP AG, Softscape, Inc., StepStone ASA, a subsidiary of Axel Springer AG, SuccessFactors, Inc., SumTotal Systems, Inc., and Taleo Corporation.

Many of our competitors are able to devote greater resources to the development, promotion and sale of their products and services. In addition, many of our competitors have established marketing relationships, access to larger client bases and major distribution agreements with consultants, system integrators and distributors. Moreover, many software vendors could bundle human resource products or offer such products at a lower price as part of a larger product sale. In addition, some competitors may offer software that addresses one, or a limited number, of learning or talent management functions at a lower price point or with greater depth than our solution. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or client requirements. Further, some potential clients, particularly large enterprises, may elect to develop their own internal solutions. For all of these reasons, we may not be able to compete successfully against our current and future competitors.

Our business and operations are experiencing rapid growth and organizational change. If we fail to effectively manage such growth and change in a manner that preserves the key aspects of our corporate culture, our business and operating results could be harmed.

We have experienced, and may continue to experience, rapid growth and organizational change, which has placed, and may continue to place, significant demands on our management, operational and financial resources. For example, our headcount has grown from approximately 210 employees on December 31, 2009 to approximately 320 employees on December 31, 2010. In addition, we have established offices in the United Kingdom, France, Germany, Israel and India, and we may continue to expand our international operations into other countries in the future. We have also experienced significant growth in the number of users, transactions and data that our SaaS hosting infrastructure supports. Finally, our organizational structure is becoming more complex as we improve our operational, financial and management controls as well as our reporting systems and procedures. We will require significant capital expenditures and the allocation of valuable management resources to grow and change in these areas without undermining our corporate culture of rapid innovation, teamwork and attention to client success that has been central to our growth so far. If we fail to manage our anticipated growth and change in a manner that preserves the key aspects of our corporate culture, the quality of our solution may suffer, which could negatively affect our brand and reputation and harm our ability to retain and attract clients.

For a detailed discussion of the risks related to our ability to expand our business internationally, manage growth in our SaaS hosting network infrastructure, and expand parts of our organization to implement improved operational, financial and management controls and reporting systems, see the following risk factors “ — We currently have only a limited number of international offices and may expand our international operations, but we do not have substantial experience in international markets and may not achieve the results that we expect” and “ — As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting. We and our independent registered public accountants have determined that we have experienced significant deficiencies in internal controls. If we do not remediate these significant deficiencies and complete our analysis of our internal control over financial reporting in a timely manner, or if our internal controls are determined to be ineffective, investor confidence in our company and, as a result, the value of our common stock may be adversely affected.”

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting. If our internal controls over financial reporting are determined to be ineffective, or if our auditors are otherwise unable to attest to their effectiveness when required, investor confidence in our company, and our common stock price, may be adversely affected.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering and in each year thereafter. Our auditors may also need to attest to the effectiveness of our internal controls over financial reporting. These assessments will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting.

Two significant deficiencies in internal controls were identified in connection with the preparation of our financial statements and the audit of our financial results for 2009. We determined that we had a significant deficiency relating to the proper accrual of certain bonuses for non-executive employees in prior years. In addition, we determined that we had a significant deficiency relating to errors discovered by us and our independent registered public accountants in our manual input of amounts necessary for the calculation of revenue under new guidance for reporting revenue from multiple-deliverables arrangements. None of these errors resulted in a revenue adjustment that we determined to be material, either individually or in the aggregate, to our financial statements.

We have taken actions to remediate both of these significant deficiencies including instituting more detailed recording, review and approval processes, establishing additional internal controls, providing additional training and fully implementing our new financial accounting system. At December 31, 2010, we determined that the two significant deficiencies identified in 2009 had been remediated, and we did not identify any additional significant deficiencies or material weaknesses.

We are in the very early stages of the costly and challenging process of compiling our system of internal controls over financial reporting and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may discover, and not be able to remediate, future significant deficiencies or material weaknesses, nor be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal controls over financial reporting are effective, or if our auditors are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on the price of our common stock.

Security and privacy breaches may hurt our business.

Our solution involves the storage and transmission of clients’ proprietary and confidential information over the Internet, and security breaches, unauthorized access, unauthorized usage, virus or similar breach or disruption could result in loss of this information, damage to our reputation, early termination of our contracts, litigation, regulatory investigations or other liabilities. If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise and, as a result, someone obtains unauthorized access to client data, our reputation will be damaged, our business may suffer and we could incur significant liability. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived security breach occurs, the market perception of our security measures could be harmed and we could lose sales and clients. Any significant violations of data privacy could result in the loss of business, litigation and regulatory investigations and penalties that could damage our reputation and adversely impact our results of operations and financial condition. Moreover, if a high profile security breach occurs with respect to another SaaS provider, our clients and potential clients may lose trust in the security of the SaaS business model generally, which could adversely impact our ability to retain existing clients or attract new ones.

Any significant disruption in our SaaS hosting network infrastructure could harm our reputation, require us to provide credits or refunds, result in early termination of a client agreement or a loss of clients, and adversely affect our business.

Our SaaS hosting network infrastructure is a critical part of our business operations. Our clients access our solution through a standard web browser. Our clients depend on us for fast and reliable access to our solution. Our software is proprietary, and we rely on the expertise of members of our engineering and software development teams for the continued performance of our solution. We have experienced, and may in the future experience, disruptions in our computing and communications infrastructure. Factors that may cause such disruptions include:

•	human error;
•	security breaches;
•	telecommunications outages from third-party providers;
•	computer viruses;
•	acts of terrorism, sabotage or other intentional acts of vandalism;
•	unforeseen interruption or damages experienced in moving hardware to a new location;
•	fire, earthquake, flood and other natural disasters; and
•	power loss.

Although we generally back up our client databases hourly and store our data in more than one geographically distinct location at least weekly, our infrastructure does not currently include the real-time mirroring of data. Thus, in the event of any of the factors described above, or certain other failures of our computing infrastructure, client data from recent transactions may be permanently lost. Moreover, some of our agreements include performance guarantees and service level standards that obligate us to provide credits, or refunds or termination rights in the event of a significant disruption in our SaaS hosting network infrastructure or other technical problems that relate to the functionality or design of our solution.

Defects in our solution could affect our reputation, result in significant costs to us and impair our ability to sell our solution and related services.

Defects in our solution could adversely affect our reputation, result in significant costs to us and impair our ability to sell our solution in the future. The costs incurred in correcting any solution defects may be substantial and could adversely affect our operating results. Although we continually test our solution for defects and work with clients through our client support organization to identify and correct errors, defects in our solution are likely to occur in the future. Any defects that cause interruptions to the availability of our solution could result in:

•	lost or delayed market acceptance and sales of our solution;
•	early termination of client agreements or loss of clients;
•	credits or refunds to clients;
•	product liability suits against us;
•	diversion of development resources;

•	injury to our reputation; and
•	increased maintenance and warranty costs.

While our client agreements typically contain limitations and disclaimers that purport to limit our liability for damages related to defects in our solution, such limitations and disclaimers may not be enforced by a court or other tribunal or otherwise effectively protect us from such claims.

We may acquire other companies or technologies, which could divert our management’s attention, result in additional dilution to our stockholders and otherwise disrupt our operations and harm our operating results.

In the future, we may seek to acquire or invest in businesses, products or technologies that we believe could complement or expand our solution, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are ultimately consummated.

We do not have any experience in acquiring other businesses. If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully or effectively manage the combined business following the acquisition. We may also not achieve the anticipated benefits from the acquired business due to a number of factors, including:

•	unanticipated costs or liabilities associated with the acquisition;
•	incurrence of acquisition-related costs;
•	diversion of management’s attention from other business concerns;
•	harm to our existing relationships with distributors and clients as a result of the acquisition;
•	the potential loss of key employees;
•	the use of resources that are needed in other parts of our business; and
•	the use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could harm our results of operations.

Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial condition may suffer.

Our growth depends in part on the success of our strategic relationships with third parties.

We anticipate that we will continue to depend on various third-party relationships in order to grow our business. In addition to growing our indirect sales channels, we intend to pursue additional relationships with other third parties, such as technology and content providers and implementation consultants. Identifying, negotiating and documenting relationships with third parties require significant time and resources as does integrating third-party content and technology. Our agreements with distributors and providers of technology, content and consulting services are typically non-exclusive, do not prohibit them from working with our competitors or from offering competing services and generally do not have minimum purchase commitments. Our competitors may be effective in providing incentives to third parties to favor their products or services or to prevent or reduce subscriptions to our solution. In addition, these distributors and providers may not perform as expected under our agreements, and we have had, and may in the future have, disagreements or disputes with such distributors and providers, which could negatively affect our brand and reputation. A global economic slowdown could also adversely affect the businesses of our distributors, and it is possible that they may not be able to devote the resources we expect to the relationship.

If we are unsuccessful in establishing or maintaining our relationships with these third parties, including our relationship with ADP, our ability to compete in the marketplace or to grow our revenue could be impaired and our operating results would suffer. Even if we are successful, we cannot assure you that these relationships will result in improved operating results.

Failure to effectively expand our direct sales teams and develop and expand our indirect sales channel will impede our growth.

We will need to continue to expand our sales and marketing infrastructure in order to grow our client base and our business. We plan to significantly expand our direct sales teams and engage additional third-party distributors, both domestically and internationally. Identifying, recruiting and training these people and entities will require significant time, expense and attention. Our business will be seriously harmed and our financial resources will be wasted if our efforts to expand our direct and indirect sales channels do not generate a corresponding increase in revenue. In particular, if we are unable to hire, develop and retain talented sales personnel or if our new direct sales personnel are unable to achieve expected productivity levels in a reasonable period of time, we may not be able to significantly increase our revenue and grow our business.

If we fail to retain key employees and recruit qualified technical and sales personnel, our business could be harmed.

We believe that our success depends on the continued employment of our senior management and other key employees, such as our chief executive officer. In addition, because our future success is dependent on our ability to continue to enhance and introduce new software and services, we are heavily dependent on our ability to attract and retain qualified engineers with the requisite education, background and industry experience. As we expand our business, our continued success will also depend, in part, on our ability to attract and retain qualified sales, marketing and operational personnel capable of supporting a larger and more diverse client base. The loss of the services of a significant number of our engineers or sales people could be disruptive to our development efforts or business relationships. In addition, if any of our key employees joins a competitor or decides to otherwise compete with us, we may experience a material disruption of our operations and development plans, which may cause us to lose clients or increase operating expenses as the attention of our remaining senior managers is diverted to recruit replacements for the departed key employees.

In cases where we are asked by clients to deploy our solution on their behalf, failure to effectively manage such client deployments by us or our third-party service providers could adversely impact our business.

Clients have the option of implementing our solution themselves or relying on us to do so on their behalf. In cases where we are asked to deploy our solution for a client, we need to have a substantial understanding of such client’s business so that we can configure our solution in a manner that complements its existing business processes and integrates our solution into its existing systems. It may be difficult for us to manage the timeliness of these deployments and the allocation of personnel and resources by us or our clients. In certain situations, we also work with third-party service providers in the deployment of our solution, and we may experience difficulties managing such third parties. Failure to successfully manage client deployments by us or our third-party service providers could harm our reputation and cause us to lose existing clients, face potential client disputes or limit the rate at which new clients purchase our solution.

Because we recognize revenue from client subscriptions over the term of the agreement, a significant downturn in our business may not be immediately reflected in our operating results.

We recognize revenue from subscription agreements monthly over the terms of these agreements, which is typically three years. As a result, a significant portion of the revenue we report in each quarter is generated from client agreements entered into during previous periods. Consequently, a decline in new or renewed subscriptions in any one quarter may not impact our financial performance in that quarter, but will negatively affect our revenue in future quarters. If a number of contracts expire and are not renewed in the same quarter, our revenue will decline significantly in that quarter and subsequent quarters. In addition, we may be unable to adjust our fixed costs in response to reduced revenue. Accordingly, the effect of significant declines in sales and market acceptance of our solution may not be reflected in our short-term results of operations.

Certain of our operating results and financial metrics are difficult to predict as a result of seasonality.

We have historically experienced seasonality in terms of when we enter into client agreements for our solution. We sign a significantly higher percentage of agreements with new clients, and renewal agreements with existing clients, in the fourth quarter of each year and a significant portion of these agreements are signed during the last month, and with respect to each quarter, often the last two weeks, of the quarter. This seasonality is reflected to a much lesser extent, and sometimes is not immediately apparent, in our revenue, due to the fact that we recognize subscription revenue over the term of the client agreement, which is generally three years. We expect this seasonality to continue, or possibly increase, in the future, which may cause fluctuations in certain of our operating results and financial metrics, and thus difficulties in predictability.

If we fail to manage our SaaS hosting network infrastructure capacity, our existing clients may experience service outages and our new clients may experience delays in the deployment of our learning and talent management solution.

We have experienced significant growth in the number of users, transactions and data that our hosting infrastructure supports. We seek to maintain sufficient excess capacity in our SaaS hosting network infrastructure to meet the needs of all of our clients. We also seek to maintain excess capacity to facilitate the rapid provision of new client deployments and the expansion of existing client deployments. However, the provision of new hosting infrastructure requires significant lead time. If we do not accurately predict our infrastructure capacity requirements, our existing clients may experience service outages that may subject us to financial penalties, financial liabilities and client losses. If our hosting infrastructure capacity fails to keep pace with increased sales, clients may experience delays as we seek to obtain additional capacity, which could harm our reputation and adversely affect our revenue growth.

Because we generally recognize subscription revenue from our clients over the terms of their agreements but incur most costs associated with generating such agreements upfront, rapid growth in our client base may put downward pressure on our operating income in the short term.

The expenses associated with generating client agreements are generally incurred up front but the resulting subscription revenue is generally recognized over the life of the agreements; therefore, increased growth in the number of clients will result in our recognition of more costs than revenue during the early periods covered by such agreements, even in cases where the agreements are expected to be profitable for us over their full terms.

Integrated, comprehensive SaaS solutions such as ours represent a relatively recent approach to addressing organizations’ talent management challenges, and we may be forced to change the prices we charge for our solution, or the pricing model upon which they are based, as the market for this type of solution evolves.

Providing organizations with applications to address their talent management challenges through integrated, comprehensive SaaS solutions is a developing market. The market for these solutions is therefore still evolving, and competitive dynamics may cause pricing levels, as well as pricing models generally, to change, as the market matures and as existing and new market participants introduce new types of solutions and different approaches to enable organizations to address their talent management needs. As a result, we may be forced to reduce the prices we charge for our solution or the pricing model on which they are based, and may be unable to renew existing client agreements or enter into new client agreements at the same prices and upon the same terms that we have historically, which could have a material adverse effect on our revenue, gross margin and other operating results.

Existing or future laws and regulations relating to privacy or data security could increase the cost of our solution and subject us or our clients to litigation, regulatory investigations and other potential liabilities.

Our learning and talent management solution enables our clients to collect, manage and store a wide range of data related to every phase of the employee performance and management cycle. The United States and various state governments have adopted or proposed limitations on the collection, distribution and use of personal information. Several foreign jurisdictions, including the European Union and the United Kingdom, have adopted legislation (including directives or regulations) that increase or change the requirements governing data collection and storage in these jurisdictions. If our privacy or data security measures fail to comply with current or future laws and regulations, we may be subject to litigation, regulatory investigations or other liabilities. Moreover, if future laws and regulations limit our clients’ ability to use and share employee data or our ability to store, process and share data with our clients over the Internet, demand for our solution could decrease, our costs could increase, and our results of operations and financial condition could be harmed.

Evolving regulation of the Internet or changes in the infrastructure underlying the Internet may adversely affect our financial condition by increasing our expenditures and causing client dissatisfaction.

As Internet commerce continues to evolve, regulation by federal, state or foreign agencies may increase. We are particularly sensitive to these risks because the Internet is a critical component of our business model. In addition, taxation of services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet may also be imposed. Legislation has been proposed that may impact the way that Internet service providers treat Internet traffic. The outcome of such proposals is uncertain but certain outcomes may negatively impact our business or increase our operating costs. Any regulation imposing greater fees for Internet use or restricting information exchanged over the Internet could result in a decline in the use of the Internet and the viability of Internet-based services, which could harm our business.

In addition, the rapid and continual growth of traffic on the Internet has resulted at times in slow connection and download speeds among Internet users. Our business expansion may be harmed if the Internet infrastructure cannot handle our clients’ demands or if hosting capacity becomes insufficient. If our clients become frustrated with the speed at which they can utilize our solution over the Internet, our clients may discontinue the use of our learning and talent management solution and choose not to renew their contracts with us.

We currently have only a limited number of international offices and may expand our international operations, but we do not have substantial experience in international markets and may not achieve the results that we expect.

We currently have international offices in the United Kingdom, France, Germany, Israel and India, and we may expand our international operations into other countries in the future. International operations involve a variety of risks, including:

•	unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or other trade restrictions;
•	differing labor regulations;
•	regulations relating to data security and the unauthorized use of, or access to, commercial and personal information;
•	greater difficulty in supporting and localizing our products;
•	changes in a specific country’s or region’s political or economic conditions;
•	challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs;
•	limited or unfavorable intellectual property protection; and
•	restrictions on repatriation of earnings.

We have limited experience in marketing, selling and supporting our products and services abroad. Our limited experience in operating our business internationally increases the risk that any potential future expansion efforts that we may undertake will not be successful. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business and operating results will suffer.

Even if demand for learning and talent management products and services increases generally, there is no guarantee that demand for SaaS solutions like ours will increase to a corresponding degree.

The widespread adoption of our solution depends not only on strong demand for learning and talent management products and services generally, but also for products and services delivered via a SaaS business model in particular. There are still a significant number of organizations that have adopted no talent management functions at all, and it is unclear whether such organizations ever will adopt such functions and, if they do, whether they will desire a SaaS learning and talent management solution like ours. As a result, we cannot assure you that our SaaS learning and talent management solution will achieve and sustain the high level of market acceptance that is critical for the success of our business.

Mergers of or other strategic transactions by our competitors could weaken our competitive position or reduce our revenue.

If one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. Our competitors may also establish or strengthen cooperative relationships with our current or future strategic distributors, systems integrators, payroll services companies, third-party consulting firms or other parties with whom we have relationships, thereby limiting our ability to promote our solution and limiting the number of consultants available to implement our solution. Disruptions in our business caused by these events could reduce our revenue.

If we fail to develop our brand cost-effectively, our business may suffer.

We believe that developing and maintaining awareness of the Cornerstone OnDemand brand in a cost-effective manner is critical to achieving widespread acceptance of our existing and future solutions and is an important element in attracting new clients. Furthermore, we believe that the importance of brand recognition will increase as competition in our market increases. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and on our ability to provide reliable and useful services at competitive prices. In the past, our efforts to build our brand have involved significant expenses. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incurred in building our brand. In addition, the Cornerstone OnDemand Foundation shares our company name and any negative perceptions of any kind about the Foundation could adversely affect our brand and reputation. If we fail to successfully promote and maintain our brand, or incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract enough new clients or retain our existing clients to the extent necessary to realize a sufficient return on our brand-building efforts, and our business could suffer.

Fluctuations in the exchange rate of foreign currencies could result in currency transactions losses.

We currently have foreign sales denominated in Great British Pounds and Euros and, may in the future, have sales denominated in the currencies of additional countries in which we establish or have established sales offices. In addition, we incur a portion of our operating expenses in Great British Pounds and Euros and, to a much lesser extent, other foreign currencies. Any fluctuation in the exchange rate of these foreign currencies may negatively impact our business, financial condition and operating results. We have not previously engaged in foreign currency hedging. If we decide to hedge our foreign currency exposure, we may not be able to hedge effectively due to lack of experience, unreasonable costs or illiquid markets.

We face risks associated with our sales to governmental entities.

Sales to governmental entities currently account for a small portion of our revenue, but we may increase sales to such entities in the future. The risks associated with doing business with governmental entities include, but are not limited to, the following:

•	Selling to governmental entities can be more competitive, expensive and time consuming than selling to private entities;
•	Governmental entities may have significant leverage in negotiations, thereby enabling such entities to demand contract terms that differ from what we generally agree to in our standard agreements, including, for example, most favored nation clauses and terms allowing contract termination for convenience;
•	Government demand and payment for our solution may be influenced by public sector budgetary cycles and funding authorizations, with funding reductions or delays having an adverse impact on public sector demand for our solution; and
•	Government contracts are generally subject to audits and investigations, including termination of contracts, refund of a portion of fees received, forfeiture of profits, suspension of payments, fines and suspensions or debarment from future government business.

While our experience dealing with governmental entities has so far been limited, to the extent that we become more reliant on contracts with government clients in the future, our exposure to such risks could increase, which, in turn, could adversely impact our business.

If for any reason we are not able to develop enhancements and new features, keep pace with technological developments or respond to future disruptive technologies, our business will be harmed.

Our future success will depend on our ability to adapt and innovate. To attract new clients and increase revenue from existing clients, we will need to enhance and improve our existing solution and introduce new features. The success of any enhancement or new feature depends on several factors, including timely completion, introduction and market acceptance. If we are unable to successfully develop or acquire new features or platforms or enhance our existing solution to meet client needs, our business and operating results will be adversely affected.

In addition, because our solution is designed to operate on a variety of network, hardware and software platforms using Internet tools and protocols, we will need to continuously modify and enhance our solution to keep pace with changes in internet-related hardware, software, communication, browser and database technologies. If we are unable to respond in a timely and cost-effective manner to these rapid technological developments, our solution may become less marketable and less competitive or obsolete and our operating results may be negatively impacted.

Finally, our ability to grow is subject to the risk of future disruptive technologies. If new technologies emerge that are able to deliver learning and talent management solutions at lower prices, more efficiently or more conveniently, such technologies could adversely impact our ability to compete.

We might require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features and platforms or enhance our existing solution, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired.

If we fail to adequately protect our proprietary rights, our competitive advantage could be impaired and we may lose valuable assets, generate reduced revenue and incur costly litigation to protect our rights.

Our success is dependent, in part, upon protecting our proprietary technology. We rely on a combination of patents, copyrights, trademarks, service marks, trade secret laws and contractual restrictions to establish and protect our proprietary rights in our products and services. However, the steps we take to protect our intellectual property may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our licensed products may be unenforceable under the laws of certain jurisdictions and foreign countries. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States. To the extent we expand our international activities, our exposure to unauthorized copying and use of our products and proprietary information may increase.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. No assurance can be given that these agreements will be effective in controlling access to and distribution of our products and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our solution.

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation brought to protect and enforce our intellectual property rights could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our failure to secure, protect and enforce our intellectual property rights could seriously harm our brand and adversely impact our business.

We may be sued by third parties for alleged infringement of their proprietary rights.

There is considerable patent and other intellectual property development activity in our industry. Our success depends upon our not infringing upon the intellectual property rights of others. Our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our industry. From time to time, third parties may claim that we are infringing upon their intellectual property rights, and we may be found to be infringing upon such rights. We have and may in the future obtain licenses from third parties to forestall or settle any potential claims of alleged infringement of our products and technology upon the intellectual property rights of others. Discussions and negotiations with such third parties, whether successful or unsuccessful, could result in substantial costs and diversion of management resources, either of which could seriously harm our business. In the future, we may receive claims that our products and technology infringe or violate the claimant’s intellectual property rights. However, we may be unaware of the intellectual property rights of others that may cover some or all of our technology or products. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our services, or require that we comply with other unfavorable terms. We may also be obligated to indemnify our clients or distributors in connection with any such litigation and to obtain licenses, modify products, or refund fees, which could further exhaust our resources. In addition, we may pay substantial settlement costs which could include royalty payments in connection with any such litigation and to obtain licenses, modify products, or refund fees, which could further exhaust our resources. Furthermore, we may pay substantial settlement costs which could include royalty payments in connection with any claim or litigation, whether or not successfully asserted against us. Even if we were to prevail, any litigation regarding our intellectual property could be costly and time consuming and divert the attention of our management and key personnel from our business operations.

Our results of operations may be adversely affected if we are subject to a protracted infringement claim or a claim that results in a significant damage award.

We expect that software product developers will increasingly be subject to infringement claims as the number of products and competitors grows and the functionality of products in different industry segments overlaps. Our competitors or other third parties may challenge the validity or scope of our intellectual property rights. A claim may also be made relating to technology that we acquire or license from third parties. If we were subject to a claim of infringement, regardless of the merit of the claim or our defenses, the claim could:

•	require costly litigation to resolve and the payment of substantial damages;
•	require significant management time;
•	cause us to enter into unfavorable royalty or license agreements;
•	require us to discontinue the sale of our products;
•	require us to indemnify our clients or third-party service providers; or

•	require us to expend additional development resources to redesign our products.

We depend, in part, on technology of third parties licensed to us for our solution, and the loss or inability to maintain these licenses or errors in the software we license could result in increased costs, reduced service levels or delayed sales of our solution.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with clients and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services, or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments could harm our business, operating results and financial condition. From time to time, we are requested by clients to indemnify them for breach of confidentiality with respect to personal data. Although we normally do not agree to, or contractually limit our liability with respect to, such requests the existence of such a dispute with a client may have adverse effects on our client relationships and reputation.

We use open source software in our products, which could subject us to litigation or other actions.

We use open source software in our products and may use more open source software in the future. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their products. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change our products. In addition, if we were to combine our proprietary software products with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary software products. If we inappropriately use open source software, we may be required to re-engineer our products, discontinue the sale of our products or take other remedial actions.

We rely on third-party computer hardware and software that may be difficult to replace or which could cause errors or failures of our service.

We rely on computer hardware, purchased or leased, and software licensed from third parties in order to deliver our solution. This hardware and software may not continue to be available on commercially reasonable terms, if at all. Any loss of the right to use any of this hardware or software could result in delays in our ability to provide our solution until equivalent technology is either developed by us or, if available, identified, obtained and integrated. In addition, errors or defects in third-party hardware or software used in our solution could result in errors or a failure of our solution, which could harm our business. In addition, we recently completed the transition of our network infrastructure from a fully managed third-party hosting environment to self-managed, co-location facilities. If our co-location facilities do not scale and support our continued growth on a more cost-effective basis than a fully managed third-party environment, our business may be negatively impacted.

We are subject to governmental export and import controls that could impair our ability to compete in international markets due to licensing requirements and subject us to liability if we are not in full compliance with applicable laws.

Our solution is subject to export controls, including the Commerce Department's Export Administration Regulations and various economic and trade sanctions regulations established by the Treasury Department’s Office of Foreign Assets Controls, and exports of our solution must be made in compliance with these laws. If we fail to comply with these U.S. export control laws and import laws, including U.S. Customs regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges; fines, which may be imposed on us and responsible employees or managers; and, in extreme cases, the incarceration of responsible employees or managers. In addition, if our distributors fail to obtain appropriate import, export or re-export licenses or authorizations, we may also be adversely affected through reputational harm and penalties. Obtaining the necessary authorizations, including any required license, for a particular sale may be time-consuming and is not guaranteed, and may result in the delay or loss of sales opportunities. Furthermore, the U.S. export control laws and economic sanctions laws prohibit the shipment of certain products and services to U.S. embargoed or sanctioned countries, governments and persons. Even though we take precautions to prevent our solution from being shipped or provided to U.S. sanctions targets, our solution and services could be shipped to those targets or provided by our distributors despite such precautions. Any such shipment could have negative consequences, including government investigations, penalties and reputational harm. In addition, various countries regulate the import of certain encryption technology, including through import permitting/licensing requirements, and have enacted laws that could limit our ability to distribute our solution or could limit our clients’ ability to implement our solution in those countries. Changes in our solution or changes in export and import regulations may create delays in the introduction and sale of our solution in international markets, prevent our clients with international operations from deploying our solution or, in some cases, prevent the export or import of our solution to certain countries, governments or persons altogether. Any change in export or import regulations, economic sanctions or related laws, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our solution, or in our decreased ability to export or sell our solution to existing or potential clients with international operations. Any decreased use of our solution or limitation on our ability to export or sell our solution would likely adversely affect our business, financial condition and results of operations.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our reported results of operations.

A change in accounting standards or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. For example, we retrospectively adopted the amended guidance for revenue recognition for arrangements with multiple deliverables on January 1, 2009, which had a material impact to our financial position and results of operations.

The subleases for our corporate headquarters are subject, and subordinate, to a master lease, and any early termination of the master lease could materially and adversely affect our business.

We occupy our Santa Monica headquarters pursuant to two subleases from the primary tenant of the facility. The subleases are subject, and subordinate, to the terms and conditions of the tenant’s master lease with the building owner. Either or both subleases could be terminated early if the master lease is terminated for any reason, including, but not limited to, the tenant’s default or in the event the tenant exercises its right to terminate the master lease due to casualty or condemnation. Such a termination of our subleases could significantly disrupt our operations, including if we have to relocate our headquarters to another facility. Such disruptions could materially adversely affect our business and financial results.

Risks Related to Tax Issues

We are a multinational organization faced with increasingly complex tax issues in many jurisdictions, and we could be obligated to pay additional taxes in various jurisdictions.

As a multinational organization, we may be subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could have a material adverse effect on our liquidity and results of operations. In addition, the authorities in these jurisdictions could review our tax returns and impose additional tax, interest and penalties, and the authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries, any of which could have a material impact on us and the results of our operations.

Taxing authorities could reallocate our taxable income among our subsidiaries, which could increase our consolidated tax liability.

We conduct operations world-wide through subsidiaries in various tax jurisdictions pursuant to transfer pricing arrangements between our subsidiaries. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally will require that transfer prices be the same as those between unrelated companies dealing at arms’ length and that contemporaneous documentation is maintained to support the transfer prices. While we believe that we operate in compliance with applicable transfer pricing laws and intend to continue to do so, our transfer pricing procedures are not binding on applicable tax authorities. If tax authorities in any of these countries were to successfully challenge our transfer prices as not reflecting arms’ length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices, which could result in a higher tax liability to us. In addition, if the country from which the income is reallocated does not agree with the reallocation, both countries could tax the same income, resulting in double taxation. If tax authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation or assess interest and penalties, it would increase our consolidated tax liability, which could adversely affect our financial condition, results of operations and cash flows.

Our ability to use net operating loss carryforwards to reduce future tax payments may be limited if we experience a change in ownership, or if taxable income does not reach sufficient levels.

Under Section 382 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership over a three year period), the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes (such as research tax credits) to offset its post-change income may be limited. We may experience ownership changes in the future as a result of this initial public offering and subsequent shifts in our stock ownership. As a result, we may be limited in the portion of net operating loss carryforwards that we can use in the future to offset taxable income for U.S. Federal income tax purposes.

Risks Related to this Offering and Ownership of our Common Stock

Our stock price is likely to be volatile and could decline following this offering, resulting in a substantial loss on your investment.

Prior to this offering, there has not been a public market for our common stock. An active trading market for our common stock may never develop or be sustained, which could affect your ability to sell your shares and could depress the market price of your shares. In addition, the initial public offering price has been determined through negotiations among us, the selling stockholders, if any, and the representatives of the underwriters and may bear no relationship to the price at which our common stock will trade upon the completion of this offering. The stock market in general, and the market for technology-related stocks in particular, has been highly volatile. As a result, the market price of our common stock is likely to be similarly volatile, and investors in our common stock may experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including those listed in this “Risk Factors” section of this prospectus and others, such as:

•	our operating performance and the performance of other similar companies;
•	the overall performance of the equity markets;
•	developments with respect to intellectual property rights;
•	publication of unfavorable research reports about us or our industry or withdrawal of research coverage by securities analysts;
•	speculation in the press or investment community;
•	the size of our public float;
•	terrorist acts;
•	announcements by us or our competitors of significant contracts, new technologies, acquisitions, commercial relationships, joint ventures or capital commitments; and
•	global economic, legal and regulatory factors unrelated to our performance.

If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If no or few securities or industry analysts cover our company, the trading price for our stock would be negatively impacted. If one or more of the analysts who covers us downgrades our stock or publishes incorrect or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price or trading volume to decline.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could adversely affect our operating results.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting and corporate governance requirements. These requirements include compliance with Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the Securities and Exchange Commission, or SEC, and the NASDAQ Global Market. In addition, our management team will have to adapt to the requirements of being a public company. We expect that complying with these rules and regulations will substantially increase our legal and financial compliance costs and make some activities more time-consuming and costly.

The increased costs associated with operating as a public company will decrease our net income or increase our net loss and may require us to reduce costs in other areas of our business or increase the prices of our solution. Additionally, if these requirements divert our management’s attention from other business concerns, they could have a material adverse effect on our business, prospects, financial condition and operating results.

As a public company, we also expect that it may be more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

Our principal stockholders will have a controlling influence over our business affairs and may make business decisions with which you disagree and which may adversely affect the value of your investment.

After this offering, it is anticipated that, based on share ownership as of December 31, 2010, including shares issuable upon the exercise of outstanding options and warrants exercisable within 60 days of December 31, 2010, our executive officers, directors and their affiliates will beneficially own or control, directly or indirectly, in the aggregate          shares of our common stock, or approximately     % of our outstanding shares, or, if the underwriters' option to purchase additional shares is exercised in full,          shares of common stock in the aggregate, or approximately    % of our outstanding shares. As a result, if some of these persons or entities act together, they will have the ability to control matters submitted to our stockholders for approval, including the election and removal of directors, amendments to our certificate of incorporation and bylaws and the approval of any business combination. These actions may be taken even if they are opposed by other stockholders. This concentration of ownership may also have the effect of delaying or preventing a change of control of our company or discouraging others from making tender offers for our shares, which could prevent our stockholders from receiving a premium for their shares.

Some of these persons or entities may have interests different than yours. For example, because many of these stockholders purchased their shares at prices substantially below the price at which shares are being sold in this offering and have held their shares for a longer period, they may be more interested in selling our company to an acquiror than other investors or may want us to pursue strategies that deviate from the interests of other stockholders.

There may be sales of a substantial number of shares of our common stock after this offering, which could cause our common stock price to decline significantly.

Additional sales of our common stock in the public market after this offering, or the perception that such sales may occur, could cause the market price of our common stock to decline. Upon the completion of the offering, we will have          shares of common stock outstanding based on (i) 10,586,031 shares of common stock outstanding at December 31, 2010, (ii) the conversion of all of our preferred stock into 23,752,616 shares of common stock, (iii) the issuance of      shares upon the assumed net exercise of warrants and (iv) the issuance of            shares upon the assumed cash exercise of warrants. The           shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act unless held by our affiliates. Of the remaining outstanding shares,         shares will be eligible for sale on the date of this prospectus. The holders of all other shares are subject to lock-up agreements with the underwriters or us that restrict their ability to transfer their stock for 180 days from the date of this prospectus. After the lock-up agreements expire,           additional shares will be eligible for sale in the public market, subject in many cases to the limitations of either Rule 144 or Rule 701 under the Securities Act.

In addition, Goldman, Sachs & Co. and Barclays Capital Inc., on behalf of the underwriters, may in their sole discretion, at any time without notice, release all or any portion of the shares subject to the lock-up agreements, which would result in more shares being available for sale in the public market at earlier dates. Sales of common stock by existing stockholders in the public market, the availability of these shares for sale, our issuance of securities or the perception that any of these events might occur could materially and adversely affect the market price of our common stock. In addition, the sale of these shares by these stockholders could impair our ability to raise capital through the sale of additional stock.

As a new investor, you will incur immediate and substantial dilution as a result of this offering.

The initial public offering price will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock. As a result, investors purchasing common stock in

 this offering will incur immediate dilution of $     per share, based on an assumed initial public offering price of $    per share (the midpoint of the price range set forth on the cover page of the prospectus), and new investors will own approximately     % of our outstanding common stock. This dilution is due in large part to earlier investors having generally paid substantially less than the initial public offering price when they purchased their shares. In addition, the exercise of outstanding options and warrants and the vesting of restricted stock units will, and future equity issuances may, result in further dilution to investors.

The issuance of additional stock in connection with acquisitions, our stock incentive plans, warrants or otherwise will dilute all other stockholdings.

After this offering, our certificate of incorporation will authorize us to issue up to 1,000,000,000 shares of common stock and up to 50,000,000 shares of preferred stock with such rights and preferences as may be determined by our board of directors. Subject to compliance with applicable rules and regulations, we may issue all of these shares that are not already outstanding without any action or approval by our stockholders. We intend to continue to evaluate strategic acquisitions in the future. We may pay for such acquisitions, partly or in full, through the issuance of additional equity.

Any issuance of shares in connection with our acquisitions, the exercise of stock options or warrants, the vesting of restricted stock units or otherwise would dilute the percentage ownership held by the investors who purchase our shares in this offering.

After the completion of this offering, we do not expect to declare any dividends in the foreseeable future.

After the completion of this offering, we do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. In addition, our existing credit facilities prohibit us from paying cash dividends, and any future financing agreements may prohibit us from paying any type of dividends. Consequently, investors may need to sell all or part of their holdings of our common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

We have broad discretion to determine how to use the funds raised in this offering, and may use them in ways that may not enhance our operating results or the price of our common stock.

We could spend the proceeds from this offering in ways our stockholders may not agree with or that do not yield a favorable return. We plan to use the net proceeds from this offering for general corporate purposes, which may include working capital, sales and marketing activities, general and administrative matters, capital expenditures, repayment of indebtedness and potential acquisitions of or investments in complementary technologies, solutions or businesses. Until we use the proceeds of this offering, we plan to invest the net proceeds in investment-grade, interest-bearing securities, which may not yield a favorable rate of return. If we do not invest or apply the proceeds of this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

Anti-takeover provisions in our charter documents and Delaware law may delay or prevent an acquisition of our company.

Our certificate of incorporation, bylaws and Delaware law contain provisions that may have the effect of delaying or preventing a change in control of us or changes in our management. Our amended and restated certificate of incorporation and bylaws, which will become effective upon the closing of this offering, include provisions that:

•	authorize “blank check” preferred stock, which could be issued by the board without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock;
•	create a classified board of directors whose members serve staggered three-year terms;

•	specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of the board, the chief executive officer or the president;
•	establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;
•	provide that our directors may be removed only for cause;
•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;
•	specify that no stockholder is permitted to cumulate votes at any election of directors; and
•	require supermajority votes of the holders of our common stock to amend specified provisions of our charter documents.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us.

Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

To the extent that our pre-tax income or loss is relatively small, our ability to conclude that a control deficiency is not a material weakness or that an accounting error does not require a restatement could be adversely affected.

Under the Sarbanes-Oxley Act of 2002, our management is required to assess the impact of control deficiencies based upon both quantitative and qualitative factors, and depending upon that analysis we classify such identified deficiencies as either a control deficiency, significant deficiency or a material weakness. One element of our analysis of the significance of any control deficiency is its actual or potential financial impact. This assessment will vary depending on our level of pre-tax income or loss. For example, a smaller pre-tax income or loss will increase the likelihood of a quantitative assessment of a control deficiency as a significant deficiency or material weakness.

To the extent that our pre-tax income or loss is relatively small, if management or our independent registered public accountants identify an error in our interim or annual financial statements, it is more likely that such an error may be determined to be a material weakness or be considered a material error that could, depending upon the complete quantitative and qualitative analysis, result in our having to restate previously issued financial statements.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the date of this prospectus and our management’s good faith belief as of such date with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	our ability to attract new clients to enter into subscriptions for our solution;
•	our ability to service those clients effectively and induce them to renew and upgrade their deployments of our solution;
•	our ability to expand our sales organization to address effectively the new industries, geographies and types of organizations we intend to target;
•	our ability to accurately forecast revenue and appropriately plan our expenses;
•	market acceptance of enhanced solutions, alternate ways of addressing learning and talent management needs or new technologies generally by us and our competitors;
•	continued acceptance of SaaS as an effective method for delivering learning and talent management solutions and other business management applications;
•	the attraction and retention of qualified employees and key personnel;
•	our ability to protect and defend our intellectual property;
•	costs associated with defending intellectual property infringement and other claims;
•	events in the markets for our solution and alternatives to our solution, as well as in the United States and global markets generally;
•	future regulatory, judicial and legislative changes in our industry;
•	changes in the competitive environment in our industry and the markets in which we operate; and
•	other factors discussed under “Risk Factors ” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

In addition, in this prospectus, the words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “predict,” “potential” and similar expressions, as they relate to our company, business and management, are intended to identify forward-looking statements. In light of these risks and uncertainties, the future events and circumstances discussed in this prospectus may not occur, and actual results could differ materially from those anticipated or implied in the forward-looking statements.

Forward-looking statements speak only as of the date of this prospectus. You should not put undue reliance on any forward-looking statement. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting future performance or results, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the shares of common stock offered by us will be approximately $        , based on an assumed initial public offering price of $     per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $     per share would increase (decrease) the net proceeds to us from this offering by $    million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the shares of common stock offered by the selling stockholders, including if the underwriters’ exercise their option to purchase additional shares, although we may pay the expenses, other than underwriting discounts and commissions, associated with the sale of those shares. See “Principal and Selling Stockholders.”

We expect to use a portion of the net proceeds from this offering for repayment of outstanding indebtedness. Our senior subordinated promissory note agreement with Ironwood Equity Fund LLP includes a redemption right at Ironwood’s option if the consummation of this offering takes place between March 31, 2010 and March 30, 2011. Ironwood has notified us that it will exercise this right. Accordingly, we will use a portion of the net proceeds to redeem the outstanding principal amount of the Ironwood note, which was $4.0 million at December 31, 2010, at 103% of the principal balance, or $4.1 million, together with accrued interest. The note currently bears interest at 11.3% per annum, which is payable monthly, and has a maturity date of March 31, 2014. We also intend to use a portion of the net proceeds from this offering to repay in full the outstanding principal and accrued interest on our line of credit with Silicon Valley Bank, which was approximately $5.1 million and bore interest at a rate of 6.5% per annum as of December 31, 2010. All borrowings under the credit facility with Silicon Valley Bank are otherwise due in August 2012. We used our credit facility with Silicon Valley Bank to repay our prior line of credit with Comerica Bank and to fund general operating expenses.

Net proceeds received by us from this offering may also be used for general corporate purposes, including sales and marketing activities, research and development, general and administrative matters, capital expenditures, and working capital. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present understandings, commitments or agreements to enter into any such acquisitions or investments.

The amount and timing of our actual expenditures will depend on numerous factors, including the cash used in or generated by our operations, the status of our development, the level of our sales and marketing, accounting services and consulting services activities, and our technology investments and acquisitions. Our management has discretion over many of these factors. Therefore, we are unable estimate the amount of net proceeds from this offering that will be used for any of the purposes described above. Our management will have broad discretion over the uses of the net proceeds from this offering. Pending the above uses, we intend to invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities, such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government. We cannot predict whether the invested proceeds will yield a favorable return.

DIVIDEND POLICY

We have never declared or paid, and do not anticipate declaring or paying, any cash dividends on our common stock. Any future determination as to the declaration and payment of dividends will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. Currently, our credit agreement with Silicon Valley Bank prohibits our payment of dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, the current portion of our debt and our capitalization at December 31, 2010:

•	on an actual basis;
•	on a pro forma basis to reflect (i) the automatic conversion of all our outstanding preferred stock into an aggregate of 23,752,616 shares of common stock, (ii) the issuance of shares of common stock upon the assumed net exercise of outstanding warrants at a weighted average exercise price of $ per share, (iii) the issuance of shares upon the assumed cash exercise of outstanding warrants at a weighted average exercise price of $ per share, (iv) the reclassification of preferred stock warrant liabilities to stockholders’ (deficit) equity, and (v) the reclassification of a $4.0 million subordinated promissory note ($3.6 million net of debt discount) from long-term debt to short-term debt as the note will be redeemed at the option of the holder in connection with this offering; and
•	on a pro forma as adjusted basis, giving effect to the pro forma adjustments, the issuance of shares of our common stock in this offering, at an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the proceeds from such sale, including the repayment of the $5.1 million outstanding balance under our credit facility and the redemption of a $4.0 million subordinated promissory note at 103% at the option of the holder in connection with this offering, as described in “Use of Proceeds.”

	As of December 31, 2010
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(in thousands, except share data)
Cash and cash equivalents	$7,067	$	$
Debt, current portion	$14	$	$
Capital lease obligations, net of current portion	$1,523	$	$
Long-term debt, net of current portion	8,705
Preferred stock warrant liabilities	39,756
Convertible preferred stock, $0.0001 par value; 29,726,859 shares authorized, 23,752,616 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	42,089
Stockholders’ (deficit) equity
Preferred stock, $0.0001 par value; no shares authorized, issued or outstanding, actual; 50,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—
Common stock, $0.0001 par value; 50,000,000 shares authorized, 10,586,031 shares issued and outstanding, actual; 1,000,000,000 shares authorized, pro forma and pro forma as adjusted; shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	1
Accumulated other comprehensive loss	(27)
Additional paid-in capital	597
Accumulated deficit	(97,802)
Total stockholders’ (deficit) equity	(97,231)
Total capitalization	$(5,158)	$	$

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease, as applicable, our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $ million, assuming that the number of shares offered by us (as set forth on the cover page of this prospectus) remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of common stock set forth in the table above excludes:

•	1,450,000 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2010 at a weighted average exercise price of $1.33 per share, which will remain outstanding after this offering;
•	Up to 886,096 shares of common stock issuable upon the exercise of any warrant that we may be obligated to issue to ADP upon the completion of this offering, as discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Offsets to Revenue”;
•	5,347,352 shares of common stock issuable upon the exercise of options at a weighted average exercise price of $2.33 per share and 270,000 shares issuable under restricted stock units, each outstanding at December 31, 2010;
•	419,628 shares of common stock issuable upon the exercise of options at an exercise price of $8.88 per share and 42,000 shares issuable under restricted stock units, each granted subsequent to December 31, 2010; and
•	An aggregate of 4,412,768 shares of common stock reserved for issuance under our equity incentive plans following this offering.

Additional shares will become available for issuance under our equity incentive plans following the offering as a result of (i) cancellation of options or repurchases of shares outstanding under our 1999 Equity Incentive Plan and 2009 Equity Incentive Plan and (ii) automatic annual increases in the number of shares reserved under our equity incentive plans. For more information, see “Executive Compensation — Employee Benefit and Stock Plans.”

DILUTION

If you invest in our common stock, you will experience immediate and substantial dilution in the pro forma net tangible book value of your shares. Dilution in pro forma net tangible book value represents the difference between the public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after the offering.

The historical net tangible book deficit at December 31, 2010 was $(55.9) million, or $(5.28) per share, based on 10,586,031 shares of common stock outstanding at such date. Historical net tangible book value per share represents our total tangible assets (total assets less intangible assets) less our total liabilities, divided by the number of outstanding shares of our common stock.

After giving effect to (i) the automatic conversion of all our outstanding preferred stock into an aggregate of 23,752,616 shares of common stock immediately prior to the completion of this offering, (ii) the issuance of      shares of common stock upon the assumed net exercise of warrants at a weighted average exercise price of $     per share, (iii) the issuance of            shares upon the assumed cash exercise of outstanding warrants at a weighted exercise price of $     per share, (iv) the assumed issuance of          shares of our common stock in this offering, (v) the reclassification of preferred stock warrant liabilities to stockholders (deficit) equity, (vi) receipt by us of the net proceeds of $          from our sale of such shares at the assumed initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (vii) the application of the proceeds from such sale, including the repayment of the $5.1 million outstanding balance under our credit facility and the redemption of a $4.0 million subordinated promissory note at 103% at the option of the holder in connection with this offering, our pro forma as adjusted net tangible book value at December 31, 2010 would have been approximately $     million, or $     per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $     per share to existing stockholders and an immediate dilution of $     per share to new investors purchasing common stock in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price		$
Net tangible book deficit per share at December 31, 2010	$(5.28)
Increase per share attributable to conversion of preferred stock and exercise of warrants
Pro forma net tangible deficit value per share before this offering
Increase per share attributable to this offering from new investors
Pro forma net tangible book value per share, as adjusted to give effect to this offering		$
Dilution in pro forma net tangible book value per share to new investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $     per share would increase (decrease) the pro forma net tangible book value of our common stock, as adjusted to give effect to this offering, by $     per share and the dilution to new investors by $     per share, assuming the number of shares offered by us (as set forth on the cover page of this prospectus) remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us.

The table below summarizes at December 31, 2010, on a pro forma as adjusted basis as described above, the number of shares of our common stock, the total consideration and the average price per share (i) paid to us by existing stockholders and (ii) to be paid by new investors purchasing our common stock in this offering at an assumed initial public offering price of $     per share, before deducting underwriters’ discounts and estimated expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
(in thousands, other than per share data and percentages)
Existing stockholders		%	$	%	$
New investors
Total		100.0%	$	100.0%

A $1.00 increase (decrease) in the assumed initial public offering price of $     per share would increase (decrease) total consideration paid by new investors and total consideration by all stockholders by approximately $    million, assuming the number of shares offered by us (as set forth on the cover page of this prospectus) remains the same.

Sales by selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to          shares, or     % of the total number of shares of our common stock outstanding after this offering. If the underwriters exercise their option to purchase additional shares in full, the number of shares held by existing stockholders would be further reduced to          shares, or     % of the total number of shares of our common stock outstanding after this offering.

To the extent that any outstanding options or warrants are exercised, any outstanding restricted stock units vest, or additional options, warrants, restricted stock units or other equity securities are issued, new investors will experience further dilution. At December 31, 2010, we had outstanding:

•	5,347,352 shares of our common stock issuable upon the exercise of options outstanding at a weighted average exercise price of $2.33 per share, and 270,000 shares issuable upon the vesting of restricted stock units; and
•	warrants that will be, after this offering, exercisable for 1,450,000 shares of our common stock at a weighted average exercise price of $1.33 per share.

Subsequent to December 31, 2010, we granted options to purchase 419,628 shares of common stock at an exercise price of $8.88 per share and restricted stock units for 42,000 shares of common stock. In addition, we may be obligated to issue a warrant to purchase shares of our common stock to ADP upon completion of this offering, if ADP achieves certain sales targets related to our distributor agreement with them, and we have reserved an aggregate of up to 4,412,768 shares of common stock for issuance under our equity incentive plans. Following this offering, additional shares will become available for issuance under our equity incentive plan as a result of (i) cancellation of options or repurchases of shares outstanding under our 1999 Equity Incentive Plan and 2009 Equity Incentive Plan and (ii) automatic annual increases in the number of shares reserved under our equity incentive plans. For more information, see “Executive Compensation — Employee Benefit and Stock Plans.”

SELECTED CONSOLIDATED FINANCIAL DATA

The statements of operations data for the years ended December 31, 2008, 2009 and 2010 and the balance sheet data at December 31, 2009 and 2010 are derived from our audited financial statements included elsewhere in this prospectus. The statements of operations data for the year ended December 31, 2007 are derived from audited financial statements not included in this prospectus. The statement of operations data for the year ended December 31, 2006 and the balance sheet data at December 31, 2006 and 2007 are derived from our unaudited financial statements not included in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future.

You should read the selected consolidated financial data below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

	Years Ended December 31,
	2006	2007	2008	2009	2010

Consolidated statements of operations data:
Gross revenue(1)	$7,280	$10,976	$19,626	$29,322	$46,608
Common stock warrant charge(1)	—	—	—	—	(2,877)
Net revenue	7,280	10,976	19,626	29,322	43,731
Cost of revenue	2,246	3,911	6,116	8,676	14,280
Gross profit	5,034	7,065	13,510	20,646	29,451
Operating expenses:
Sales and marketing	4,915	9,343	16,914	18,886	28,134
Research and development	947	1,754	2,724	2,791	5,602
General and administrative	1,426	2,653	2,564	4,329	8,555
Total operating expenses	7,288	13,750	22,202	26,006	42,291
Loss from operations(1)	(2,254)	(6,685)	(8,692)	(5,360)	(12,840)
Other income (expense):
Interest income (expense) and other income (expense), net	(442)	(144)	(639)	(813)	(1,320)
Change in fair value of preferred stock warrant liabilities(2)	—	1,147	(790)	(2,147)	(34,073)
Loss before provision for income taxes	(2,696)	(5,682)	(10,121)	(8,320)	(48,233)
Provision for income taxes	—	(20)	(62)	(72)	(137)
Net loss	$(2,696)	$(5,702)	$(10,183)	$(8,392)	$(48,370)

	Years Ended December 31,
	2006	2007	2008	2009	2010

Excess of fair value of consideration transferred over carrying value on redemption of Series A preferred stock	—	(2,425)	—	—		—
Accretion of redeemable preferred stock	—	(211)	(337)	(2,072)		(8,235)
Net loss attributable to common stockholders	$(2,696)	$(8,338)	$(10,520)	$(10,464)		$(56,605)
Net loss per share attributable to common stockholders, basic and diluted(3)	$(0.31)	$(0.97)	$(1.25)	$(1.24)		$(6.15)
Weighted average common shares outstanding, basic and diluted	8,833	8,562	8,387	8,467		9,206
Pro forma net loss per share attributable to common stockholders – basic and diluted (unaudited)(4)						$(0.43)
Pro forma weighted average common shares outstanding – basic and diluted (unaudited)						32,959
As adjusted pro forma net loss per share attributable to common stockholders – basic and diluted(5)					$
As adjusted pro forma weighted average common shares outstanding – basic and diluted

(1)	During the fourth quarter of 2010, we recorded a $2.9 million reduction of revenue associated with a common stock warrant. There were no reductions of revenue in prior periods. We have presented gross revenue excluding this non-cash common stock warrant charge, because this charge does not relate to sales activity in the period, and we do not consider the issuance of warrants to be indicative of our core operating performance. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Offsets to Revenue” for additional information about common stock warrants that are accounted for as reductions of revenue.
(2)	Upon the completion of this offering, all of our warrants to purchase preferred stock will expire, with the exception of warrants to purchase 380,000 shares of Series C preferred stock and warrants to purchase 140,625 shares of Series D preferred stock, which will automatically become warrants to purchase common stock. At that time, the preferred stock warrant liabilities will be reclassified to stockholders’ equity (deficit), and we will no longer record any change in the fair value of these liabilities in our statements of operations.
(3)	See Note 2 to our consolidated financial statements for a description of the method to compute basic and diluted net loss per share attributable to common stockholders.
(4)	Basic and diluted pro forma net loss per share attributable to common stockholders has been computed to give effect to the assumed conversion of all our convertible preferred stock as though the conversion had occurred on January 1, 2010. See Note 2 to our consolidated financial statements.
(5)	Basic and diluted as adjusted pro forma net loss per share attributable to common stockholders has been computed to give effect to (i) the assumed conversion of all our convertible preferred stock as though the conversion had occurred on January 1, 2010 and (ii) the sale of such number of shares of common stock at an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus) as would be necessary to fund the repayment of the debt described in “Use of Proceeds” ( shares for the year ended December 31, 2010), the reversal of interest expense relating to such debt ($0.9 million for the year ended December 31, 2010) and prepayment penalty associated with repayment of the debt ($0.1 million for the year ended December 31, 2010).

	At December 31,
	2006	2007	2008	2009	2010

Consolidated balance sheet data:
Cash and cash equivalents	$548	$11,109	$3,290	$8,061	$7,067
Property and equipment, net	369	758	1,018	2,229	3,976
Working capital (deficit), excluding deferred revenue	(388)	10,111	5,540	14,399	18,889
Total assets	5,543	19,247	15,934	27,017	42,894
Debt, current portion	3,294	4,650	4,300	2,014	14
Deferred revenue, current and non-current portion	5,088	9,131	14,361	19,507	33,818
Capital lease obligations, net of current portion	33	236	338	1,158	1,523
Long-term debt, net of current portion	—	2,639	2,552	4,045	8,705
Preferred stock warrant liabilities	338	1,493	2,282	5,683	39,756
Convertible preferred stock	11,619	23,493	23,830	33,854	42,089
Total stockholders’ deficit	(16,536)	(25,094)	(35,270)	(45,378)	(97,231)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read together with “Prospectus Summary — Summary Consolidated Financial Data,” “Selected Consolidated Financial Data” and our consolidated financial statements and accompanying notes included elsewhere within this prospectus. This discussion includes both historical information and forward-looking information that involves risks, uncertainties and assumptions. Our actual results may differ materially from management’s expectations as a result of various factors, including but not limited to those discussed in the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Overview

We are a leading global provider of a comprehensive learning and talent management solution delivered as software-as-a-service, or SaaS. We enable organizations to meet the challenges they face in empowering their people and maximizing the productivity of their human capital. These challenges include developing employees throughout their careers, engaging all employees effectively, improving business execution, cultivating future leaders and enabling an organization’s extended enterprise of clients, vendors and distributors by delivering training, certification programs and other content. We currently have over 480 clients who use our solution to empower over 4.92 million users across 164 countries and 23 languages.

Our solution consists of five integrated platforms for learning management, enterprise social networking, performance management, succession planning and extended enterprise. Clients can purchase these platforms individually and easily add and integrate additional platforms at any time. We offer a number of cross-platform tools for analytics and reporting, employee profile management, employee on-boarding and e-learning content aggregation. We also provide consulting services for configuration and training for our solution as well as third-party e-learning content for use with our solution.

We founded our business in 1999 to improve access to education through the distribution of online educational content to individuals, small businesses and large corporations. Our distribution platform was built using Internet technologies that are now known as software-as-a-service. When the Internet “bubble” burst in 2000, we focused on corporations that needed tools to manage compliance and on-boarding of employees as well as to link learning to employee performance, leadership development and knowledge management. As a result of our work with clients to address their particular challenges, we had as early as 2001 developed the foundation for a comprehensive learning and talent management solution that included platforms for learning management, succession planning, performance management, and knowledge management, which has evolved into enterprise social networking. In 2006, we added our extended enterprise platform.

Global 500 companies were among our first clients. In our early years, we focused primarily on building our account management and support capabilities to be able to service these large clients more effectively. Sales were initially constrained by the resistance of some large corporations to purchase SaaS solutions. By the mid-2000s, however, our market opportunity increased significantly with both the adoption of SaaS solutions generally by large enterprises and the market’s recognition of learning and talent management as a distinct industry.

In response to these positive trends, we raised our first round of institutional venture capital in May 2007. We used this capital to serve clients across multiple industries, geographies and enterprise types by increasing the number of our direct sales personnel, both domestically and internationally, and by expanding our indirect channels through distribution relationships. Between December 2007 and December 2010, our number of users increased from 859,000 to 4,928,000. In 2009, after a highly competitive process involving a number of potential providers, ADP chose to enter into a distributor agreement with us that allows ADP to sell our solution globally.

We generate most of our revenue from sales of our solution pursuant to multi-year client agreements. Our sales typically involve competitive processes, with sales cycles that generally vary in duration from two to nine months depending on the size of the potential client. We price our solution based on the number of platforms the client can access and the permitted number of users with access to each platform. Our client agreements typically have terms of three years. We also generate revenue from consulting services for configuration, training, and consulting, as well as from the resale or hosting of third-party e-learning content.

We recognize revenue from subscriptions ratably over the term of the client agreement and revenue from consulting services as these services are performed. We generally invoice clients annually in advance for multi-year subscriptions and also in advance for any consulting services. We record amounts invoiced for portions of annual subscription periods that have not occurred or services that have not been performed as deferred revenue on our balance sheet. With the growth in the number of client agreements related to our solution, our deferred revenue has grown from $9.1 million at December 31, 2007 to $33.8 million at December 31, 2010.

We generate sales of our solution primarily through our direct sales teams and, to a lesser extent, indirectly through our distributors. We intend to accelerate our investment in our direct sales and distribution activities to continue to address our market opportunity.

We target our sales and marketing efforts at large and mid-sized clients, and our solution can be used in all industry vertical segments. We also continue to market and sell to existing clients, who may renew their subscriptions, add platforms, broaden the deployment of our solution across their organizations and increase the usage of our solution over time. For 2009 and 2010, no single client or distributor accounted for more than 10% of our revenue. Our number of clients has grown from 105 at December 31, 2007 to 481 at December 31, 2010.

We have historically experienced seasonality in terms of when we enter into client agreements for our solution. We sign a significantly higher percentage of agreements with new clients, as well as renewal agreements with existing clients, in the fourth quarter of each year and usually sign a significant portion of these agreements during the last month, and with respect to each quarter, often the last two weeks, of the quarter. We believe this seasonality is driven by several factors, most notably the tendency of procurement departments at our enterprise clients to purchase technology at the end of a quarter or calendar year, possibly in order to use up their available quarterly or annual funding allocations, or to be able to deploy new talent management capabilities prior to the beginning of a new financial or performance period. As the terms of most of our client agreements are measured in full year increments, agreements initially entered into the fourth quarter or last month of any quarter will generally come up for renewal at that same time in subsequent years. This seasonality is reflected to a much lesser extent, and sometimes is not immediately apparent, in our revenue, due to the fact that we recognize subscription revenue over the term of the client agreement, which is generally three years. We expect this seasonality to continue in the future, which may cause fluctuations in certain of our operating results and financial metrics, and thus limit our ability to predict future results.

We believe the market for learning and talent management remains large and underpenetrated, providing us with significant growth opportunities. We expect businesses and other organizations to continue to increase their spending on learning and talent management solutions in order to maximize productivity of their employees, manage changing workforce demographics and ensure compliance with global regulatory requirements. International Data Corporation, or IDC, estimates that total spending on SaaS and legacy software for workforce, e-learning, e-recruiting, intelligent compensation and performance management was $3.6 billion in 2009.1 Historically, many of these software solutions have been human resource applications running on hardware located on organizations’ premises. However, we believe that just as organizations have increasingly chosen SaaS solutions for business applications such as sales force management, they are also increasingly adopting SaaS learning and talent management solutions. According to IDC, the overall SaaS market totaled $13.1 billion in revenue in 2009, representing 5.7% of worldwide software spending across all primary markets, and is expected to grow to $32.4 billion by 2013, representing 13.4% of worldwide software spending across all primary markets.2

1	IDC, Worldwide HCM Applications 2008 Vendor Shares: Analysis of 25 Vendors in Core HR, eLearning, eRecruiting, Intelligent Compensation, Performance Management, and Workforce Management, Doc.# 221284, Dec 2009.
2	IDC, Worldwide Software as a Service 2010-2014 Forecast: Software Will Never Be the Same, Doc.#223628, Jun 2010.

We have focused on growing our business to pursue this significant market opportunity, and we plan to continue to invest in building for growth. As a result, we expect our cost of revenue and operating expenses will increase in future periods. Sales and marketing expenses are expected to increase, as we continue to expand our direct sales teams, increase our marketing activities, and grow our international operations. Research and development expenses are expected to increase as we improve the existing functionality for our solution. We also believe that we must invest in maintaining a high degree of client service and support that is critical for our continued success. We plan to continue our policy of implementing best practices across our organization, expanding our technical operations and investing in our network infrastructure and services capabilities in order to support continued future growth. We also expect to incur additional general and administrative expenses as a result of both our growth and transition to becoming a public company.

Since inception, we have raised $37 million of equity capital, and at December 31, 2010, we had debt with a principal amount of $9.1 million outstanding. Our deliberate and disciplined capital deployment and growth strategy has enabled us to weather periods of economic down-turns and significant changes in the markets we serve without undergoing layoffs or business contraction. We plan to employ a similar approach to capital deployment and growth in the future.

Metrics

We regularly review a number of metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions.

	At or For the Year Ended December 31,
	2007	2008	2009	2010
Bookings (in thousands)	$15,019	$24,857	$34,467	$60,919
Annual dollar retention rate	96.1%	89.9%	94.8%	95.8%
Number of clients	105	168	280	481
Number of users (rounded to nearest thousand)	859,000	2,065,000	3,347,000	4,928,000

•	Bookings. Under our revenue recognition policy, we generally recognize subscription revenue from our client agreements ratably over the terms of those agreements. For this reason, the major portion of our revenue for a period will be from client agreements signed in prior periods rather than new business activity during the current period. In order to assess our business performance with a metric that more fully reflects current period business activity, we track bookings, which we define as the sum of gross revenue and the change in the deferred revenue balance for the period. We include changes in the deferred revenue balance in bookings to reflect new business activity in the period evidenced by prepayments or billings under our billing policies arising from acquisition of new clients, sales of additional platforms to existing clients, the addition of incremental users by existing clients and client renewals. We exclude non-cash reductions of revenue related to the issuance of common stock warrants because these charges do not relate to sales activity in the period, and we do not consider the issuance of warrants to be indicative of our core operating performance. Bookings are affected by our billing terms, and any changes in those billing terms may shift bookings between periods. Due to the seasonality of our sales, bookings growth is highly inconsistent from quarter to quarter throughout a calendar year.
•	Annual dollar retention rate. We define annual dollar retention rate as the implied monthly recurring revenue under client agreements at the end of a fiscal year, divided by the implied monthly recurring revenue, for that same client base, at the end of the prior fiscal year. This ratio does not reflect implied monthly recurring revenue for new clients added during the current fiscal year. We define implied monthly recurring revenue as the total amount of minimum recurring revenue contractually committed to, under each of our client agreements over the entire term of the agreement, but excluding non-recurring support, consulting and maintenance fees, divided by the number of months in the term of the agreement. Implied monthly recurring revenue is substantially comprised of subscriptions to our solution. We believe that our annual dollar retention rate is an important metric to measure the long-term value of client agreements and our ability to retain our clients.
•	Number of clients. We believe that our ability to expand our client base is an indicator of our market penetration and the growth of our business as we continue to invest in our direct sales teams and distributors.
•	Number of users. Since our clients generally pay fees based on the number of users of our solution within their organizations, we believe the total number of users is an indicator of the growth of our business.

Key Components of Our Results of Operations

Sources of Revenue and Revenue Recognition

Our solution is designed to enable organizations to meet the challenges they face in maximizing the productivity of their human capital. We generate revenue from the following sources:

•	Subscriptions to Our Solution. Clients pay subscription fees for access to our comprehensive learning and talent management solution for a specified period of time, typically three years. Fees are based primarily on the number of platforms the client can access and the number of users having access to those platforms. We generally recognize revenue from subscriptions ratably over the term of the agreement.
•	Consulting Services. We offer our clients assistance in implementing our solution and optimizing its use. Consulting services include application configuration, system integration, business process re-engineering, change management and training services. Services are billed either on a time-and-material or a fixed-fee basis. These services are generally purchased as part of a subscription arrangement and are typically performed within the first several months of the arrangement. Clients may also purchase consulting services at any other time. Our consulting services are performed by us directly or by third-party service providers we hire. Clients may also choose to perform these services themselves or hire their own third-party service providers. We generally recognize revenue from consulting services using the proportional performance method over the period the services are performed.
•	E-learning Content. We resell third-party on-line training content, which we refer to as e-learning content, to our clients. We also host other e-learning content provided to us by our clients. We generally recognize revenue from the resale of e-learning content as it is delivered and recognize revenue from hosting as the hosting services are provided.

Our client agreements generally include both a subscription to access our solution and related consulting services, and may also include e-learning content. Our agreements generally do not contain any cancellation or refund provisions other than in the event of our default. In connection with our global distributor agreement with ADP, we record reductions of revenue for the fair value of warrants issued to ADP under our distributor agreement with ADP. See “Critical Accounting Policies and Estimates — Offsets to Revenue” for a description of the accounting policies relating to revenue recognition, including accounting policies relating to reductions of revenue and arrangements that include multiple deliverables.

Cost of Revenue

Cost of revenue consists primarily of costs related to hosting our solution; personnel and related expenses, including stock-based compensation, for network infrastructure, IT support, consulting services and on-going client support; payments to external service providers; amortization of capitalized software costs and trademarks; licensing fees; and referral fees. In addition, we allocate a portion of overhead, such as rent, IT costs, depreciation and amortization and employee benefits costs, to cost of revenue based on headcount. The costs associated with providing consulting services are significantly higher as a percentage of revenue than the costs associated with providing access to our solution due to the labor costs to provide the consulting services.

We plan to continue our efforts to manage cost of revenue. For example, we are automating certain client integration services, and we recently completed the transition of our network infrastructure from a fully managed third-party hosting environment to self-managed co-location facilities. We expect the co-location facilities to scale and support our continued growth on a more cost-effective basis than a fully managed third-party environment, although the costs of the transition, which was completed in the fourth quarter of 2010, negatively affected our cost of revenue.

Operating Expenses

Our operating expenses are as follows:

•	Sales and Marketing. Sales and marketing expenses consist primarily of personnel and related expenses for our sales and marketing staff including salaries, benefits, bonuses, stock-based compensation and commissions; costs of marketing and promotional events, corporate communications, online marketing, product marketing and other brand-building activities; and allocated overhead.

We intend to continue to invest in sales and marketing and expect spending in these areas to increase as we continue to expand our business both domestically and internationally. We expect sales and marketing expenses to continue to be among the most significant components of our operating expenses.

•	Research and Development. Research and development expenses consist primarily of personnel and related expenses for our research and development staff, including salaries, benefits, bonuses and stock-based compensation; the cost of certain third-party service providers; and allocated overhead. Research and development costs, other than software development expenses qualifying for capitalization, are expensed as incurred.

We have focused our research and development efforts on continuously improving our solution. We believe that our research and development activities are efficient, because we benefit from maintaining a single software code base for our solution. We expect research and development expenses to increase in absolute dollars in the future, as we scale our research and development department and expand out our network infrastructure.

•	General and Administrative. General and administrative expenses consist primarily of personnel and related expenses for administrative, legal, finance and human resource staffs, including salaries, benefits, bonuses and stock-based compensation; professional fees; insurance premiums; other corporate expenses; and allocated overhead.

We expect our general and administrative expenses to increase as we continue to expand our operations, hire additional personnel and transition from being a private company to a public company. In transitioning to a public company, we expect to incur increased expenses related to increased outside legal counsel assistance, accounting and auditing activities, compliance with the SEC requirements and enhancing our internal control environment through the adoption and administration of new corporate policies.

Other

•	Interest Income (Expense) and Other Income (Expense), Net. Interest income (expense) and other income (expense), net, consists primarily of interest expense from borrowings under our credit facility and our promissory notes; capital lease payments; amortization of debt issuance costs and debt discounts; and income and expense associated with fluctuations in foreign currency exchange rates. Interest income (expense) and other income (expense), net, was insignificant as a percentage of revenue in 2008, 2009 and 2010.
•	Change in Fair Value of Preferred Stock Warrant Liabilities. Preferred warrant liabilities are the result of warrants issued in connection with our long-term debt and preferred stock financings. Changes in the fair value of our preferred stock occur in connection with changes in the overall value of our company. Unless earlier exercised, upon the completion of this offering, all of our warrants to purchase preferred stock will expire, with the exception of warrants to purchase 380,000 shares of Series C preferred stock and a warrant to purchase 140,625 shares of Series D preferred stock. These remaining warrants will automatically become warrants to purchase common stock. At that time, the preferred stock warrant liabilities will be reclassified to stockholders’ equity (deficit), and we will no longer record any changes in the fair value of these liabilities in our statements of operations.

Provision for Income Taxes

The provision for income taxes is related to certain state and foreign income taxes. As we have incurred operating losses in all periods to date and recorded a full valuation allowance against our deferred tax assets, we have not historically recorded a provision for federal income taxes.

Critical Accounting Policies and Estimates

Our financial statements and the related notes included elsewhere in this prospectus are prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, cost of revenue, operating expenses, other income and expenses, provision for income taxes and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Changes in accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are material differences between our estimates and our actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

We believe the assumptions and estimates associated with the following have the greatest potential impact on our financial statements: revenue recognition; sales commissions; stock-based compensation; allowance for doubtful accounts; capitalized software costs; impairment of our long-lived assets, including software capitalized software costs; income taxes; and fair value of warrants.

Revenue Recognition and Deferred Revenue

We recognize revenue when: (i) persuasive evidence of an arrangement for the sale of our solution or consulting services exists, (ii) our solution has been made available or delivered, or our services have been performed, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured. The timing and amount we recognize as revenue is determined based on the facts and circumstances of each client arrangement. Evidence of an arrangement consists of a signed client agreement. We consider that delivery of our software has commenced once we provide the client with log-in information to access and use our solution. If non-standard acceptance periods or non-standard performance criteria exist, revenue recognition commences upon the satisfaction of the acceptance or performance criteria, as applicable. Our fees are fixed based on stated rates specified in the client agreement. We assess collectability based in part on an analysis of the creditworthiness of each client, as well as other relevant economic or financial factors. If we do not consider collection reasonably assured, we defer the revenue until the fees are actually collected. We record amounts that have been invoiced to our clients in accounts receivable and as either deferred revenue on our balance sheet or revenue on our statement of operations, depending on whether the revenue recognition criteria have been met.

The majority of our client arrangements include multiple deliverables, such as subscriptions to our software solution accompanied by consulting services. We, therefore, recognize revenue in accordance with the guidance for arrangements with multiple deliverables under Accounting Standards Update 2009-13 “Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements — a Consensus of the Emerging Issues Task Force,” or ASU 2009-13 (formerly known as EITF 08-1, “Revenue Arrangements with Multiple Deliverables”). As our clients do not have the right to the underlying software code of our solution, our revenue arrangements are outside the scope of software client recognition guidance.

For such arrangements, we first assess whether each deliverable has value to the client on a standalone basis. Our solution has standalone value because once we give a client access, our solution is fully functional and does not require any additional development, modification or customization. Our consulting services have standalone value because third-party service providers, distributors or our clients themselves can perform these services without our involvement. The consulting services we provide are to assist clients with the configuration and integration of our solution. The performance of these services does not require highly specialized individuals.

Based on the standalone value of our deliverables, and, since clients generally do not have a right of return relative to the included consulting services, we allocate revenue among the separate deliverables under the relative selling price method using the selling price hierarchy established in ASU 2009-13. This hierarchy requires the selling price of each deliverable in a multiple deliverables arrangement to be based on, in declining order of preference, (i) vendor-specific objective evidence of fair value, or VSOE, (ii) third-party evidence of fair value, or TPE, (iii) management’s best estimate of the selling price, or BESP.

We are not able to determine VSOE or TPE for our deliverables because we sell them separately and within a sufficiently narrow price range only infrequently, and because we have determined that there are no third-party offerings reasonably comparable to our solution. Accordingly, we determine the selling prices of subscriptions to our solution, consulting services and e-learning content based on BESP. In determining BESP for subscriptions to our solution, we consider the size of client arrangements, as measured by number of users; whether the sales were made by our direct sales team or distributors; and whether the sales are to a domestic or international clients. We group sales of our solution into multiple different categories based on these criteria. We then compute an average selling price for each group. This average selling price represents our BESP for that type of client arrangement. For consulting services, we analyze both bundled arrangements that include subscriptions to our solution and consulting services, as well as standalone purchases of different types of consulting services made subsequent to the original subscription. For these consulting services arrangements, we then examine the actual rate per hour we charge or, for fixed fee arrangements, the implied average rate per hour based on the fixed fee divided by the estimated hours to complete the service. The BESP is then the product of this average rate per hour and our estimate of the hours needed to complete the services. In evaluating and arriving at BESP for consulting services, we also consider the reasonableness of the implied gross margins, as indicated by our internal costs to deliver such services, as well as comparisons to rates per hour for information technology consulting services in our industry generally. For e-learning content, we estimate BESP by reviewing fees for content and content-hosting in order to establish an average annual fee per user that reflects the cost we incur to acquire the related content from third-party providers.

The determination of BESP for our deliverables as described above requires us to make significant estimates and judgments, including the comparability of different subscription arrangements and consulting services and estimates of the hours required to complete various types of services. In addition, we consider other factors including:

•	Nature of the deliverables themselves. For example, in categorizing our subscriptions into meaningful groupings for determining BESP, we consider the number and type of platforms of our solution the client purchased. For consulting services, we consider the type of consulting service and the estimated hours required to complete the service based on our historical experience.
•	Location of our clients. Our pricing is different for domestic and international clients, and therefore in determining BESP of subscriptions to our solution, we evaluate domestic arrangements separately from international arrangements.
•	Market conditions and competitive landscape for the sale. Our pricing and discounting varies based on the economic environment and competition. We consider these factors in determining the grouping of comparable services and the periods over which we compare arrangements to compute the BESP.
•	Internal costs. Our pricing for consulting services and e-learning content considers our internal costs to provide the consulting services and the third-party purchase costs of e-learning content.
•	Size of the arrangement. Discounting generally increases as the relative size of an arrangement increases, and we take this into consideration in the grouping of our clients to determine BESP. Our discounting for multiple-deliverable arrangements varies based on the extent and type of the consulting services and content included with the subscriptions in the arrangement.

The determination of BESP is made through consultation with, and formal approval by, our senior management. We update our estimates of BESP on an ongoing basis as events and circumstances require, and we update our determination to use BESP on a semi-annual basis, including assessing whether we can determine VSOE or TPE.

After we determine the fair value of revenue allocable to each deliverable based on the relative selling price method, we recognize the revenue for each based on the type of deliverable. For subscriptions to our solution, we recognize the revenue on a straight-line basis over the term of the client agreement, which is typically three years. For consulting services, we generally recognize revenue using the proportional performance method over the period the services are performed.

In a limited number of cases, our multiple deliverables arrangements include consulting services that do not have value on a standalone basis separate from our solution, such as when the client’s intended use of our solution requires enhancements to underlying features and functionality. In these cases, we recognize revenue for the arrangement as one unit of accounting on a straight-line basis over the term of the client agreement, once the consulting services that do not have value on a standalone basis have been completed and accepted by the client.

For arrangements in which we resell third-party e-learning content to our clients or host client or third-party e-learning content provided by the client, we recognize revenue in accordance with accounting guidance as to when to report gross revenue as a principal and when to report net revenue as an agent. We recognize e-learning content revenue in the gross amount that we invoice our client when: (i) we are the primary obligor, (ii) we have latitude to establish the price charged and (iii) we bear the credit risk in the transaction. For arrangements involving our sale of e-learning content, we charge our clients for the content based on pay-per-use or a fixed rate for a specified number of users and recognize the gross amount invoiced as revenue as the content is delivered. For arrangements where clients purchase e-learning content directly from a third-party, or provide it themselves, and we integrate the content into our solution, we charge a hosting fee. In such cases, we recognize the amount invoiced for hosting as the content is delivered, excluding any portion we invoice that is attributable to fees the third-party charges for the content.

Offsets to Revenue

In connection with our five-year global distributor agreement with ADP in May 2009, we entered into a warrant agreement to provide ADP additional performance incentives. Under the agreement, until the completion of this offering, we may be obligated to issue to ADP, on an annual basis, fully vested and immediately exercisable ten-year warrants to purchase up to an aggregate of 886,096 shares of our common stock at an exercise price of $0.53 per share based upon tiers of sales targets ADP achieves during each contract year ended or ending June 30, 2010 through June 30, 2014. ADP will no longer be entitled to earn warrants after the completion of this offering, although they will be entitled to receive a pro-rated portion of an annual warrant award if this offering occurs during a contract year and ADP meets a pro-rated sales target for the portion of that contract year prior to the completion of this offering.

We record the fair value of the warrants as a reduction of revenue when ADP achieves the defined sales target and the applicable warrants are earned. For the first contract year ended June 30, 2010, no reductions of revenue were recorded based on our conclusion that the defined sales targets had not been met by ADP.

On November 24, 2010, we amended our warrant agreement with ADP to modify certain definitions related to future sales targets, to acknowledge that no warrants would be issued for the contract year ended June 30, 2010 and to remove the anti-dilution provisions in the warrant agreement. In connection with the amendment, we issued ADP a fully vested and non-forfeitable warrant to purchase 360,000 shares of our common stock at an exercise price of $0.01 per share, which was valued at approximately $2.9 million as of the amendment date, using the Black-Scholes option pricing model. We recorded this amount as a reduction of revenue in the fourth quarter of 2010 because our agreement with ADP provides ADP with the right to be the distributor of our services, and we estimate that ADP will purchase additional services from us. In issuing this warrant, we considered the strategic importance of our ongoing relationship with ADP and the expected timing of the completion of this offering, after which ADP will no longer be eligible to earn any warrants.

As of December 31, 2010, ADP had not achieved the minimum tier sales target for the contract year ending June 30, 2011, and therefore, we had not recorded any additional common stock warrant charges. It is reasonably possible that during the first half of 2011, ADP will achieve a sales target for the contract year ending June 30, 2011 that will require us to issue ADP a warrant to purchase 443,048 of the 886,096 shares of our common stock potentially issuable to ADP. If ADP had achieved the defined sales target for the contract year ending June 30, 2011 by December 31, 2010, the estimated fair value of the warrant would have been approximately $3.7 million, using the Black-Scholes option pricing model, and that amount would have been accounted for as a reduction of revenue. The value of the warrant for the contract year ending June 30, 2011 will depend on the final sales target achieved by ADP, if any, the value of our common stock at the time the target is achieved and other assumptions used in the Black-Scholes option pricing model for valuing the warrant. ADP will no longer be entitled to earn warrants after the completion of this offering, although ADP will be entitled to receive a pro-rated portion of an annual warrant award if this offering occurs during a contract year and ADP meets a pro-rated sales target for the portion of that contract year prior to the completion of this offering.

Accounting for Commission Payments

We defer commissions paid to our sales force because these amounts are recoverable from future revenue from the non-cancelable client agreements that gave rise to the commissions. We defer expense recognition upon payment and amortize expense to sales and marketing expenses over the term of the client agreement in proportion to the revenue that is recognized. Commissions are direct and incremental costs of our client agreements. We generally pay commissions in the periods we receive payment from the client under the associated client agreement.

Stock-based Compensation

We account for stock-based awards granted to employees and directors by recording compensation expense based on the awards’ estimated fair values. We expect that our expense related to stock-based compensation will increase over time.

We estimate the fair value of our stock-based awards as of the date of grant using the Black-Scholes option-pricing model. Determining the fair value of stock-based awards under this model requires judgment, including estimating the value per share of our common stock adjusted for our status as a private company, estimated volatility, expected term of the awards, estimated dividend yield and the risk-free interest rate. The assumptions used in calculating the fair value of stock-based awards represent our best estimates, based on management’s judgment and subjective future expectations. These estimates involve inherent uncertainties. If any of the assumptions used in the model change significantly, stock-based compensation recorded for future awards may differ materially from that recorded for awards granted previously.

The determination of the estimated value per share of our common stock is discussed below. We use the average volatility of similar publicly traded companies as an estimate for our estimated volatility. For purposes of determining the expected term of the awards in the absence of sufficient historical data relating to stock-option exercises for our company, we apply a simplified approach in which the expected term of an award is presumed to be the mid-point between the vesting date and the expiration date of the award. The risk-free interest rate for periods within the expected life of an award, as applicable, is based on the United States Treasury yield curve in effect during the period the award granted. Our estimated dividend yield is zero, as we have not and do not currently intend to declare dividends in the foreseeable future.

Once we have determined the estimated fair value of our stock-based awards, we recognize the portion of that value that corresponds to the portion of the award that is ultimately expected to vest, taking estimated forfeitures into account. This amount is recognized as an expense over the vesting period of the award using the straight-line method. We estimate forfeitures based upon our historical experience, and, at each period, review the estimated forfeiture rate and make changes as factors affecting the forfeiture rate calculations and assumptions change.

Information related to our stock-based compensation activity, including weighted average grant date fair values and associated Black-Scholes option-pricing model assumptions, is as follows:

	Year ended December 31,
	2008	2009	2010
Stock options granted (in thousands)	1,053	581	2,365
Weighted average exercise price	$0.53	$1.26	$4.67
Weighted average grant date fair value per share of stock options granted	$0.33	$0.73	$3.34
Weighted average Black-Scholes model assumptions:
Estimated fair value of common stock	$0.53	$1.26	$5.17
Estimated volatility	71.0%	61.6%	59.3%
Estimated dividend yield	—%	—%	—%
Expected term (years)	5.8	5.8	6.0
Risk-free rate	1.7%	2.9%	2.0%

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value of Common Stock

Given the absence of an active market for our common stock, our board of directors is required to estimate the fair value of our common stock at the time of each grant of stock-based awards. Since 2007, our management has regularly commissioned an independent third party valuation firm to prepare contemporaneous valuation analyses near the time of each grant to assist our board of directors in this determination. The board of directors was informed of the most recent available valuation analysis prior to each grant date and considered that valuation along with other relevant objective and subjective factors it deemed important in each valuation, exercising significant judgment and reflecting the board of director’s best estimates at the time. These factors included:

•	independent third-party valuations performed contemporaneously or within a short period of time of the grant date, as applicable;
•	the nature and history of our business;
•	our operating and financial performance;
•	general economic conditions and the specific outlook for our industry;
•	significant new client sales by us and by our competitors and our competitive position in general;
•	the lack of liquidity for our non-publicly traded common stock;
•	the market price of companies engaged in the same or similar lines of business whose equity securities are publicly traded in active trading markets;
•	the differences between our preferred and common stock in terms of liquidation preferences, conversion rights, voting rights and other features; and
•	the likelihood of achieving different liquidity events or remaining a private company.

We performed the valuations of our common stock in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.” We first determined our business enterprise value and then allocated this business enterprise value to each part of our capital structure, both preferred stock and common stock. We determined enterprise value using a combination of two generally accepted approaches, the market-based approach and the income approach.

The market-based approach measures the value of an asset or business through an analysis of recent sales or offerings of comparable investments or assets. In our case, we focused on comparing our company to publicly traded comparable companies, or our Benchmarked Companies.

When considering which companies to include in our Benchmarked Companies, we focused on United States based publicly traded software companies that primarily deliver software using the SaaS business model, as we do. As the comparable companies have a similar business model to us, delivering software-as-a-service, we believe our cost structures are similar. When selecting companies to be included as our Benchmarked Companies we considered industry information available for SaaS companies. The selection of Benchmarked Companies requires us to make judgments as to the comparability of these companies to us. We also considered a number of factors including the type of SaaS service offering, the stage of development and the size of the companies. Additionally, we considered companies with which our underwriters had compared us. Several of the Benchmarked Companies are competitors that deliver e-learning and/or talent management solutions. While the Benchmarked Companies are generally larger than us in terms of total revenue and assets, several of the companies, like us, are in the investment and growth stage and have experienced operating losses while they have been growing their businesses. Also, several of the comparable companies completed initial public offerings in recent years. The selection of Benchmarked Companies changes over time based on whether we believe the selected companies remain comparable to us. Based on these considerations, we believe that the companies we selected are a representative group for purposes of performing valuations.

In applying the market-based approach, we derived revenue multiples by first obtaining the stock price and market capitalization for each of the Benchmarked Companies. We then calculated an estimated enterprise value for each company by making certain adjustments to market capitalization based on reviews of the balance sheets for each of the companies. Next we obtained prior year, current year and two future year revenue estimates for each of the companies from market or industry information and calculated revenue multiples for each year by dividing each company’s calculated enterprise value by their revenue estimates. We then evaluated the revenue multiples for the Benchmarked Companies and adjusted those multiples based on our assessment of the strengths and weaknesses of our company relative to these comparable companies. Next we applied the adjusted multiple to our own revenue data to arrive at a valuation of our company.

Given our significant focus on investing in and growing our business, we primarily utilized the revenue multiple when performing our valuation assessment under the market-based approach. Because we are incurring operating losses and negative operating cash flows as we grow and invest in our business, we believe that a revenue multiple is the most useful metric to use when estimating our value as compared to other companies. In addition, our Benchmarked Companies are also at varying stages of growth and investment, further demonstrating why we believe that earnings or cash flow multiples were not considered as relevant. The selection of Benchmarked Companies and revenue multiples are significant inputs into our valuation analyses and as noted in the discussion of our valuation results from period to period that follows, significantly impacted the growth in the valuation of our common stock during the third quarter of 2010.

The income approach estimates value based on the expectation of future net cash flows, which are then discounted back to the present using a rate of return derived from alternative companies of similar type and risk profile. Our use of the market-based approach and income approach methods resulted in fair values for our common stock that were consistent with each other at each valuation date.

For each valuation, we prepared a financial forecast to be used in both the market-based approach and income approach. The financial forecast took into account our past financial results, our business experiences and our future expectations. We assessed the risk associated with achieving our forecast in selecting appropriate multiples and discount rates. There is inherent uncertainty in these estimates, as the assumptions we used were highly subjective and subject to changes as a result of new operating data and economic and other conditions that impact our business.

We then used a probability-weighted expected return method to allocate our business enterprise value determined under the market-based and income approaches to each part of our capital structure. This probability-weighted expected return method included the following steps:

•	we estimated the timing of each possible liquidity outcome and its future value. In our analysis, we considered potential liquidity scenarios related to an initial public offering, staying private, a merger or sale, and a dissolution. We based the anticipated timing of such potential liquidity events primarily on our then-current plans and associated risks, as estimated by our board of directors and management;
•	we determined the appropriate allocation of value to the common stockholders under each liquidity scenario based on the rights and preferences of each class and series of our stock at that time;
•	we multiplied the resulting value of our common stock under each scenario by a present value factor, calculated based on an estimated weighted average of our cost of capital and the expected timing of the event;
•	we then multiplied the present value of our common stock under each scenario by an estimated relative probability determined by our management and board of directors of each scenario occurring; and
•	we then calculated the probability-weighted value per share of our common stock.

In order to determine the fair value of our common stock, we applied a discount for lack of marketability to the value derived from the probability-weighted expected return method. After determining the fair value of our common stock, we then utilized a Black-Scholes option pricing model to estimate the fair value of our stock-based awards granted, with the fair value of our common stock as an input into model. See “Critical Accounting Policies and Estimates — Stock-based Compensation” for further discussion of our valuation methodology for stock-based awards.

The table below sets forth the estimated fair value of our common stock at each quarter end since December 31, 2009:

Date	Estimated Fair Value of common stock
December 31, 2009	$1.26
March 31, 2010	$1.65
June 30, 2010	$2.76
September 30, 2010	$6.51
December 31, 2010	$8.88

The table below sets forth information regarding stock options for each grant date between January 1, 2009 and January 31, 2011:

Date of Grant	Number of shares	Exercise price	Adjusted exercise price		Estimated fair value of common stock	Intrinsic value(2)
December 31, 2009	581,000	$1.26			$1.26	—
April 21, 2010	782,400	$1.65			$1.65	—
September 20, 2010	628,118	$2.76	$5.93	(1)	$6.51	$3.75
November 7, 2010	955,000	$6.51			$7.55	$1.04
January 14, 2011	419,628	$8.88			$8.88	—

(1)	On November 19, 2010, we modified the exercise price of the then outstanding stock options from $2.76 per share to $5.93 per share. See “— Critical Accounting Policies and Estimates — Significant Factors, Assumptions and Methodologies Used in Determining Fair Value of Common Stock — November 19, 2010 modification of exercise prices of September 20, 2010 option grants” for additional information.
(2)	Represents the difference between the estimated fair value of common stock and the exercise price.

In addition, on November 7, 2010, we granted 270,000 restricted stock units to certain executive officers, and on January 14, 2011, we granted 42,000 restricted stock units to certain employees and executive officers.

Based upon the initial public offering price of $       per share (the midpoint of the price range set forth on the cover page of the prospectus), the aggregate intrinsic value of outstanding stock options as of December 31, 2010 was $       million, of which $       million related to vested options and $       million related to unvested options.

The following specific items were considered and determinations made in assessing the fair value of our common stock at each of the option grant dates:

Option Grants on December 31, 2009

Our board of directors granted options to purchase 581,000 shares of common stock with an exercise price per share of $1.26 on December 31, 2009. In estimating the fair value of the common stock to set the exercise price of such options as of December 31, 2009, the board of directors reviewed and considered a final draft of an independent valuation report for our common stock as of September 30, 2009. The independent valuation report was finalized on January 12, 2010 and reflected a fair value for our common stock of $1.26 as of September 30, 2009. Our board of directors determined that there were no significant factors affecting the value of our common stock that occurred between September 30, 2009 and December 31, 2009. In addition, at the time of the December 31, 2009 grants, management had determined that the Company would likely meet its revenue goals for 2009, which were already considered and incorporated into the September 30, 2009 independent valuation report that was finalized on January 12, 2010. The primary valuation considerations were:

•	A business enterprise equity value of $83.4 million as of the independent valuation report date, which was determined based on a combination of the market-based and income approaches using the probability-weighted expected return method.
•	A discount rate of 30%, based on our estimated weighted average cost of capital.
•	A lack of marketability discount of 25%.
•	Liquidity event scenario probabilities of 20% for an initial public offering, 40% for a sale or merger, and 35% for continuing as a private company. A dissolution scenario was deemed unlikely and was thus assigned only a 5% probability. Our board of directors determined that stock market conditions in general, and the market for initial public offerings in particular, were such that it was unlikely that we would be able to undertake an offering in 2010 and that there was only a 20% probability that we would be able to successfully complete an offering in 2011 or 2012.
•	A relatively flat performance by the Benchmarked Companies for the quarter ended December 31, 2009 and no significant change in other factors that would warrant a change in valuation.
•	The macro-economic conditions at the time, with uncertainty as to whether the overall economy would rebound in 2010, and the uncertainty as to the impact of the recession on the purchasing patterns of our customer base.

Option Grants on April 21, 2010

The board of directors granted options to purchase 782,400 shares of common stock with a per share price of $1.65 on April 21, 2010. In estimating the fair value of our common stock, our board of directors reviewed and considered an independent valuation, which was completed on April 21, 2010, that determined that the fair value of the common stock was $1.65 per share as of March 31, 2010, an increase of 31% from $1.26 at December 31, 2009. The primary valuation considerations were:

•	A business enterprise equity value of $107.2 million as of the valuation date, which was determined using the probability-weighted expected return method.
•	A discount rate of 30%, based on our estimated weighted average cost of capital.
•	A lack of marketability discount of 25%.
•	Liquidity event scenario probabilities of 35% for an initial public offering, which included an early initial public offering date of March 2011 and a late initial public offering date of March 2012, 25% for a sale or merger, and 35% for continuing as a private company. A dissolution scenario was deemed unlikely and thus assigned only a 5% probability. The aggregate probability for an initial public offering increased and the probability for a sale or merger decreased during the quarter as we commenced preliminary discussions with underwriters about exploring an initial public offering in 2011. Our board of directors also considered the general initial public offering market for small technology companies, which our board of directors determined was still not strong by virtue of the small number of public offerings in the first quarter of 2010. The board of directors also estimated that our initial public offering could not be completed until March 2011 at the earliest.

•	Our strong performance during the first quarter of 2010 and an improved revenue outlook for our business was offset by revenue multiples among our Benchmarked Companies that remained relatively flat during the quarter.
•	The increase in the estimated fair value of the common stock from December 31, 2009 to March 31, 2010 was primarily due to application of relatively similar revenue multiples as used in the prior independent valuation report of our Benchmarked Companies to our higher revenue forecast, resulting from our recent growth. In addition, the estimated fair value of our common stock increased due to the assignment of a higher probability for an initial public offering compared to the prior independent valuation report due to a relative reduction in risk associated with the overall macroeconomic uncertainty that existed at December 31, 2009.

Option Grants on September 20, 2010

Our board of directors granted options to purchase 628,118 shares of common stock with a per share price of $2.76 on September 20, 2010. On November 19, 2010, we modified the exercise price of the then outstanding stock options from $2.76 per share to $5.93 per share. See “— Critical Accounting Policies and Estimates — Significant Factors, Assumptions and Methodologies Used in Determining Fair Value of Common Stock — November 19, 2010 modification of exercise prices of September 20, 2010 option grants” for additional information. In originally estimating the fair value of our common stock to set the exercise price of such options, our board of directors reviewed and considered the most recent independent valuation report valuing our common stock as of June 30, 2010. The report, finalized on September 17, 2010, determined that the fair value of our common stock was $2.76 as of June 30, 2010, an increase of 67% from $1.65 at March 31, 2010. The primary valuation considerations were:

•	A business enterprise equity value of $151.7 million as of June 30, 2010 which was determined using the probability-weighted expected return method and represented an increase in value of $44.5 million since the March 31, 2010 independent valuation report.
•	A discount rate of 25%, based on our estimated weighted average cost of capital. The discount rate declined from our prior independent valuation report due to the continued growth of our business and a reduction in the time to the expected initial public offering.
•	A lack of marketability discount of 15%. The decline in the lack of marketability discount from our prior independent valuation report was attributed to the growth of our business and a reduction in time to the expected initial public offering.
•	Liquidity event scenario probabilities of 45% for an initial public offering, 15% for a sale or merger, and 35% for continuing as a private company. A dissolution scenario was deemed unlikely and assigned only a 5% probability. The probability of an initial public offering increased due to progress in our business which indicated that an initial public offering in 2011 was more likely than previously estimated. In determining the probabilities, our board of directors determined that the initial public offering market appeared to be improving during the second quarter of 2010 and on June 29, 2010 management began to discuss an initial public offering with investment banks, which lead to the selection of investment banks in July 2010.
•	Our operating performance during the three months ended June 30, 2010 and through the period ended September 20, 2010 primarily attributable to closing significant contracts with new customers, additional sales to existing customers and growth internationally. As a result, we also increased our financial forecasts for 2010 and 2011 from our prior forecasts.

Subsequent Valuation at September 30, 2010 For Financial Reporting Purposes

As part of our financial reporting process for the third quarter of 2010, we obtained an independent valuation of our common stock as of September 30, 2010. The report, finalized on November 7, 2010, determined that the fair value of our common stock was $6.51 as of September 30, 2010, an increase of 136% from $2.76 at June 30, 2010. The primary valuation considerations cited in the report were:

•	A business enterprise equity value for the Company of $331.9 million as of September 30, 2010, determined using the probability-weighted expected return method driven primarily by a significant increase in our revenue multiple, as the revenue multiples of SaaS companies overall and of our specific Benchmarked Companies in particular had increased significantly during the third quarter of 2010 as described below.
•	A discount rate of 20%, based on our estimated weighted average cost of capital. The discount rate declined from our prior independent valuation report due to growth of our business and a reduction in the time to the expected initial public offering.
•	A lack of marketability discount of 12.5%. The decline in the lack of marketability discount from our prior independent valuation report was attributed to growth of our business and a reduction in time to the expected initial public offering.
•	Liquidity event scenario probabilities of 65% for an initial public offering, 20% for a sale or merger, and 15% for continuing as a private company. A dissolution scenario was deemed by our board of directors as very unlikely and assigned a zero probability. On September 29, 2010, we filed a Registration Statement with the SEC, making an initial public offering in 2010 a possibility and increasing the likelihood that an initial public offering would occur at some point.
•	A change in the specific comparable companies included in our Benchmarked Companies to a refined group of companies which included certain higher-growth SaaS companies and fewer lower-growth SaaS companies. Our board of directors determined that our Benchmarked Companies should be changed to exclude certain lower-growth SaaS companies and to primarily include higher-growth SaaS companies based on their view that our growth rate was comparable to the growth rates of certain higher-growth SaaS companies. This change increased the revenue multiple applied to our forecasted revenue in determining our value.
•	In addition to the change in our Benchmarked Companies described above, there was also a significant increase in market values for companies in general, and thus an increase in revenue multiples for the entire market during the quarter ended September 30, 2010. Our Benchmarked Companies experienced even larger increases in market value than the general market, and thus correspondingly larger increases in revenue multiples during the third quarter of 2010. Our board of directors determined that when selecting an appropriate revenue multiple for valuation purposes we should use the high-end of revenue multiples for the Benchmarked Companies, as compared to the median or mean multiples that were used for prior valuations.
•	The October 29, 2010 information provided by our lead underwriters as to their view of the possible estimated initial public offering price range for a potential December 2010 offering, based upon revenue and free cash flow multiples of a set of companies they considered comparable. The information regarding the estimated price range and underlying valuation provided by our underwriters was separate and independent from our valuation described above, and was also subject to additional considerations such as changes in market conditions. Although this discussion took place after the September 30, 2010 valuation date, we nonetheless considered this information and applied it retrospectively as we finalized our September 30, 2010 valuation.

As a result of the September 30, 2010 valuation and in light of the proposed initial public offering timing, for financial reporting purposes, we retrospectively applied the September 30, 2010 valuation of $6.51 per share to determine the fair value of our stock option awards granted on September 20, 2010.

Option and Restricted Stock Unit Grants on November 7, 2010

Our board of directors granted options to purchase 955,000 shares of common stock with an exercise price per share of $6.51 and restricted stock units for 270,000 shares of common stock on November 7, 2010. To estimate the fair value of our common stock, our board of directors reviewed and considered the contemporaneous independent valuation report as of September 30, 2010 discussed above, which was finalized on November 7, 2010.

Subsequent Considerations For Financial Reporting for November 7, 2010 grants

Subsequent to the November 7, 2010 grant date, in determining the value of our common stock for financial reporting purposes, we considered additional information:

•	We continued to move forward with our initial public offering process and believed that a December initial public offering might be possible.
•	The general stock market and the stock prices for the Benchmarked Companies continued to be strong in October 2010 and early November 2010. The average increase in value of the Benchmarked Companies’ stock was approximately 16% between September 30, 2010 and November 7, 2010.

As a result of the above factors, after further considering the valuation range provided by the underwriters in November 2010, we estimated the fair value of our common stock at $7.55 per share for financial reporting purposes and retrospectively used this value to determine the fair value of our stock option awards and restricted stock units granted on November 7, 2010.

November 19, 2010 modification of exercise prices of September 20, 2010 option grants

In light of the difference between the original exercise price of the options granted on September 20, 2010 and the September 30, 2010 valuation, on November 19, 2010, our board of directors modified the exercise price of the options granted on September 20, 2010 to increase the exercise price from $2.76 to $5.93 per share. This new price was based on the board of director’s review and consideration of a retrospective independent valuation as of September 20, 2010. In determining the modified $5.93 per share exercise price for the September 20, 2010 option grants, our board of directors also considered the contemporaneously determined $6.51 per share valuation at September 30, 2010.

Our board of directors determined that a difference in the value of our common stock between September 20, 2010 and September 30, 2010 was appropriate primarily because of the following:

•	The initial filing of our registration statement with the SEC for an initial public offering did not take place until September 29, 2010, which increased the likelihood that we would be able to achieve an initial public offering at some point in the future;
•	Since the third quarter of 2010 was not fully completed as of September 20, 2010, we were not certain that we would meet our forecast for the quarter at that date.

No incremental stock-based compensation was recognized as a result of the modification to these awards.

Option and Restricted Stock Unit Grants on January 14, 2011

Our board of directors granted options to purchase 419,628 shares of common stock with an exercise price per share of $8.88 and restricted stock units for 42,000 shares of common stock on January 14, 2011. To estimate the fair value of our common stock, our board of directors reviewed and considered an independent valuation, which was completed on January 12, 2011, that determined that the fair value of our common stock at December 31, 2010 was $8.88 per share, an increase of 36.4% from $6.51 at September 30, 2010. The primary valuation considerations were:

•	An increase of $89.8 million, or 27%, in our business enterprise equity value to $421.7 million as of December 31, 2010 compared to $331.9 million at September 30, 2010, determined using the probability-weighted expected return method. The increase was driven by both an increase in the general stock market during the fourth quarter of 2010 and an increase in the market for SaaS companies during the same period. In addition, we anticipated an increased likelihood of completing an initial public offering, as further described below, and we achieved annual revenue growth of 59%, before a $2.9 million non-cash reduction of revenue relating to the ADP warrant that was recorded in the fourth quarter of 2010. There were no similar reductions of revenue in prior periods.
•	A discount rate of 20%, based on our estimated weighted average cost of capital. The discount rate remained consistent with our immediately prior independent valuation.
•	A lack of marketability discount of 5%. The decline in the lack of marketability discount from our immediately prior independent valuation resulted from our estimate of an increase in the likelihood of completing an initial public offering in the near term.
•	Liquidity event scenario probabilities of 90% for an initial public offering and 10% for a sale or merger. Given our continued execution of our business plan, revenue growth and progression towards an initial public offering, we determined that continuing as a private company was no longer likely, and we therefore assigned a zero probability to this scenario. The probability for an initial public offering increased from 65% at September 30, 2010 to 90% at December 31, 2010 based on an increased likelihood of completing an initial public offering, with a greater than 50% estimate of completing an initial public offering in the near term.
•	The general strength of the stock market in the fourth quarter of 2010, including a greater than 20% increase in market values for our Benchmarked Companies from September 30, 2010.

As a result of the above factors, and considering our estimated initial public offering price in this offering, we estimated the fair value of our common stock at $8.88 per share at December 31, 2010 and used this value to determine the fair value of our stock option awards and restricted stock units granted on January 14, 2011. The aggregate grant date fair value of these awards was $2.4 million, which is expected to be recognized over a period of four years commencing in the first quarter of 2011.

Allowance for Doubtful Accounts

On a quarterly basis we evaluate the need to establish an allowance for doubtful accounts, by analyzing our clients’ creditworthiness. Our evaluation and analysis includes specific identification and review of all outstanding accounts receivable balances, review of our historical collection experience with each client, and consideration of overall economic conditions, as well as of any specific facts and circumstances that may indicate that a specific client receivable is not collectible. We make judgments as to our ability to collect outstanding receivables and establish an allowance when collection becomes doubtful. At December 31, 2009 and 2010, our allowance for doubtful accounts was $0 and $32,000, respectively, based on our evaluation and analysis. If our future actual collections are lower than expected, our cash flows and future results of operations could be negatively impacted.

Capitalized Software Costs

We capitalize the costs associated with software developed or obtained for internal use, including costs incurred in connection with the development of our solution, when the preliminary project stage is completed, management has decided to make the project a part of our future solution offering, and the software will be used to perform the function intended. These capitalized costs include external direct costs of materials and services consumed in developing or obtaining internal-use software, personnel and related expenses for employees who are directly associated with, and who devote time to, internal-use software projects and, when material, interest costs incurred during the development. Capitalization of these costs ceases once the project is substantially complete and the software is ready for its intended purpose. Costs incurred for upgrades and enhancements to our solution are also capitalized. Post-configuration training and maintenance costs are expensed as incurred. Capitalized software costs are amortized to cost of revenue using the straight-line method over an estimated useful life of the software of three years, commencing when the software is ready for its intended use.

Impairment of Long Lived Assets

To date, we have identified no impairments of our long-lived assets. We assess the recoverability of our long-lived assets when events or changes in circumstances indicate their carrying value may not be recoverable. We assess recoverability by determining whether the carrying value of these assets can be recovered through projected undiscounted cash flows over their remaining lives. If the carrying value of the assets exceeds the forecasted undiscounted cash flows, we recognize the impairment, measured as the amount by which the carrying value exceeds fair value, and charge it to operations in the period in which we determine there has been impairment.

Income Taxes

We use the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities, using tax rates expected to be in effect during the years in which the bases differences are expected to reverse. We record a valuation allowance when it is more likely than not that some of our net deferred tax assets will not be realized. In determining the need for valuation allowances, we consider our projected future taxable income and the availability of tax planning strategies. We have recorded a full valuation allowance to reduce our net deferred tax assets to zero, because we have determined that it is not more likely than not that any of our net deferred tax assets will be realized. If in the future we determine that we will be able to realize any of our net deferred tax assets, we will make an adjustment to the allowance, which would increase our income in the period that the determination is made.

We have assessed our income tax positions and recorded tax benefits for all years subject to examination, based upon our evaluation of the facts, circumstances and information available at each period end. For those tax positions where we have determined there is a greater than 50% likelihood that a tax benefit will be sustained, we have recorded the largest amount of tax benefit that may potentially be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where we have determined there is a less than 50% likelihood that a tax benefit will be sustained, no tax benefit has been recognized in our financial statements.

Fair Value of Warrants

Warrants to purchase common stock

We have issued warrants to purchase our common stock in connection with debt arrangements and our purchase of certain domain names. We accounted for these warrants at fair value upon issuance in stockholders’ equity, based on the specific terms of each warrant.

Under our agreement with ADP, we may have an obligation to issue to ADP, on an annual basis, fully vested and immediately exercisable ten-year warrants to purchase up to an aggregate of 886,096 shares of our common stock at an exercise price of $0.53 per share, based upon tiers of sales targets ADP achieves during each contract year until the earlier of the end of the five-year term of our distributor agreement or the completion of this offering. The warrants terminate upon the earlier of immediately prior to an acquisition of our company or other disposition of all our assets or three years after this offering. Through December 31, 2009 and the nine months ended September 30, 2010, no warrants were issued to ADP, and no reductions of revenue were recorded, based on our conclusion that the defined targets had not been met by ADP. In the fourth quarter of 2010, we recorded a $2.9 million reduction of revenue related to the issuance of a warrant to ADP. See “— Critical Accounting Policies and Estimates — Offsets to Revenue” for additional information about warrants under the ADP agreement.

We record the fair value of any warrants issued to ADP as a reduction of revenue when ADP achieves the defined sales target and the applicable warrants are earned. We determine the fair value of these warrants using a Black-Scholes option-pricing model, which incorporates several estimates and assumptions that are subject to significant management judgment. See “— Critical Accounting Policies and Estimates — Offsets to Revenue” for additional information about warrants under the ADP agreement.

Warrants to purchase preferred stock

We have issued warrants to purchase our preferred stock in connection with debt arrangements and preferred stock financings. We have accounted for these warrants as liabilities at fair value at the time of issuance in each reporting period, because the underlying shares of convertible preferred stock are redeemable or contingently redeemable, including in the case of a deemed liquidation, which may obligate us to transfer assets to the warrant holders at some point in the future.

As with the ADP warrants and stock-based compensation, we estimate the fair value of our preferred stock warrants using the Black-Scholes option-pricing model, which incorporates several estimates and assumptions that are subject to significant management judgment. Changes in fair value at each period end are recorded in other income (expense) in our statement of operations until the earlier of the exercise or expiration of the warrants, or the completion of this offering or a liquidation event.

Upon the completion of this offering, all our warrants to purchase preferred stock will expire, with the exception of warrants to purchase 140,625 shares of Series D preferred stock and warrants to purchase 380,000 shares of Series C preferred stock. These remaining warrants will automatically become warrants to purchase common stock. At that time the preferred stock warrant liabilities will be reclassified to stockholders’ equity (deficit), and we will no longer record any changes in the fair value of these liabilities in our statement of operations.

Recent Accounting Pronouncements

Adopted Accounting Pronouncements

Effective January 2010, we adopted ASU No. 2010-06, “Fair Value Measurements and Disclosures,” which requires previous fair value hierarchy disclosures for certain balance sheet items to be further disaggregated by class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the balance sheet. In addition, significant reclassifications between Levels 1 and 2 of the fair value hierarchy are required to be disclosed. These additional requirements became effective January 1, 2010 for quarterly and annual reporting. Their adoption did not have any impact on our financial statements. In addition, ASU 2010-06 requires more detailed disclosures regarding changes in Level 3 instruments. This disclosure change will be effective January 1, 2011 and is not expected to have an impact on our financial statements.

Results of Operations

The following table sets forth our statements of operations for each of the periods indicated in dollars (in thousands) and as a percentage of revenue. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Year ended December 31,
	2008	2009	2010
Gross revenue(1)	$19,626	$29,322	$46,608
Common stock warrant charge(1)	—	—	(2,877)
Net revenue	19,626	29,322	43,731
Cost of revenue	6,116	8,676	14,280
Gross profit	13,510	20,646	29,451
Operating expenses:
Sales and marketing	16,914	18,886	28,134
Research and development	2,724	2,791	5,602
General and administrative	2,564	4,329	8,555
Total operating expenses	22,202	26,006	42,291
Loss from operations(1)	(8,692)	(5,360)	(12,840)
Other income (expense):
Interest income (expense) and other income (expense), net	(639)	(813)	(1,320)
Change in fair value of preferred stock warrant liabilities	(790)	(2,147)	(34,073)
Loss before provision for income taxes	(10,121)	(8,320)	(48,233)
Provision for income taxes	(62)	(72)	(137)
Net loss	$(10,183)	$(8,392)	$(48,370)

(1)	During the fourth quarter of 2010, we recorded a $2.9 million reduction of revenue associated with a common stock warrant. There were no reductions of revenue in prior periods. We have presented gross revenue excluding this non-cash common stock warrant charge, because this charge does not relate to sales activity in the period, and we do not consider the issuance of warrants to be indicative of our core operating performance. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Offsets to Revenue” for additional information about common stock warrants that are accounted for as reductions of revenue.

The following table sets forth the following key metrics that we use to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions:

Comparison of Years Ended December 31, 2008, 2009 and 2010

Revenue and Metrics

	At or For Year Ended December 31,
	2008	2009	2010
Net revenue (in thousands)	$19,626	$29,322	$43,731
Gross revenue (in thousands)	$19,626	$29,322	$46,608
Bookings (in thousands)	$24,857	$34,467	$60,919
Annual dollar retention rate	89.9%	94.8%	95.8%
Number of clients	168	280	481
Number of users (rounded to nearest thousand)	2,065,000	3,347,000	4,928,000

Net revenue increased $14.4 million, or 49%, from 2009 to 2010. Gross revenue increased $17.3 million, or 59%, from 2009 to 2010. See “— Critical Accounting Policies and Estimates — Offsets to Revenue” for further discussion of common stock warrants accounted for as reductions of revenue. Net revenue growth in 2010 was driven by $13.2 million in higher revenue from client agreements signed in 2009 that was not fully reflected in 2009, as a result of the seasonality of when we enter into new client agreements and our revenue recognition policy, which generally recognizes subscription revenue over the contract period. Net revenue in 2009 from client agreements signed prior to 2009 was $18.8 million compared to net revenue of $32.0 million in 2010 from client agreements signed prior to 2010. In addition, net revenue growth in 2010 resulted from the acquisition of 201 new clients between December 31, 2009 and December 31, 2010, sales of additional platforms to existing clients, additions of incremental users by existing clients and client renewals, each within 2010. Net revenue in the United States increased by $10.9 million, or 49%, from 2009 to 2010, while international net revenue, mainly in Europe, increased by $3.5 million, or 50%, from $6.9 million in 2009 to $10.4 million in 2010, mainly driven by the acquisition of 23 new clients in 2009 and 31 new clients in 2010. As a percentage of total net revenue, international net revenue accounted for 24% in 2009 and 2010.

Our bookings, number of clients and number of users all grew significantly from 2009 to 2010. Bookings increased 77%, due to acquisitions of new clients and, to a much lesser extent, sales of additional platforms to existing clients, additions of incremental users by existing clients and client renewals. The growth rates for revenue and bookings are not correlated with each other in a given year due to the seasonality of our client agreements, the varied timing of billings, the recognition in most cases of subscription revenue on a straight-line basis over the term of each client agreement, and the recognition of consulting revenue based on proportional performance over the period the services are performed. Our annual dollar retention rate improved by one percentage point to 95.8% from 2009 to 2010 as a result of increased client renewals as well as our existing clients purchasing additional platforms of our solution and adding incremental users. The number of our clients grew 72%. The number of users increased by approximately 1.6 million, or 47%, due almost entirely to acquisitions of new clients in 2010, although we also increased our penetration within existing clients.

Net revenue increased $9.7 million, or 49%, from 2008 to 2009. Net revenue growth in 2009 was driven by $7.0 million in higher revenue from client agreements signed in 2008 that was not fully reflected in 2008, as a result of the seasonality of when we enter into new client agreements and our revenue recognition policy. Net revenue in 2008 from client agreements signed prior to 2008 was $11.8 million compared to net revenue in 2009 from client agreements signed prior to 2009 of $18.8 million. In addition, net revenue growth resulted from the acquisition of 112 new clients between December 31, 2008 and December 31, 2009 and 63 new clients between December 31, 2007 and December 31, 2008, sales of additional platforms to existing clients, additions of incremental users by existing clients and client renewals, each within 2009. Net revenue in the United States increased by $6.4 million, or 40%, from 2008 to 2009, while international net revenue, mainly in Europe, increased by $3.3 million, or 91%, from $3.6 million in 2008 to $6.9 million in 2009 mainly driven by the acquisition of 10 new clients in 2008 and 23 new clients in 2009. As a percentage of total net revenue, international net revenue accounted for 18% in 2008 compared to 24% in 2009.

Despite the global recession, our bookings, number of clients and number of users all grew significantly from 2008 to 2009. Bookings increased 39%, due to acquisitions of new clients and, to a much lesser extent, sales of additional platforms to existing clients, additions of incremental users by existing clients and client renewals. As discussed above, growth rates for revenue and bookings are not correlated with each other in a given year due to seasonality. Our annual dollar retention rate improved by 4.9% to 94.8% from 2008 to 2009 as a result of increased client renewals and our existing clients purchasing additional platforms of our solution, as well as adding incremental users. The number of clients grew 67%. The number of users increased by approximately 1.3 million, or 62%, due almost entirely to acquisitions of new clients in the current period, although we also increased our penetration within existing clients.

We believe our net revenue growth is a result of our continued investment in and development of our direct sales and sales support teams, which we believe have enabled greater sales coverage and better sales execution, as well as increased marketing activities, which we believe has increased brand awareness and higher demand for our solution. We have also continued to enhance our comprehensive solution, which we believe has encouraged existing clients to add additional platforms and users.

Cost of Revenue and Gross Margin

	Year ended December 31,
	2008	2009	2010
	(dollars in thousands)
Cost of revenue	$6,116	$8,676	$14,280
Gross profit	$13,510	$20,646	$29,451
Gross margin	69%	70%	67%

Cost of revenue increased $5.6 million, or 65%, from 2009 to 2010, attributable to $2.1 million in increased employee-related costs due to higher headcount and $1.2 million in increased costs related to outsourced consulting services, in each case to service our existing clients as well as in supporting our continued growth. The increase was also attributable to $0.7 million in increased network infrastructure costs mainly resulting from our investments in 2010 to enhance our network infrastructure. We completed our transition from a fully managed third-party hosting environment to self-managed co-location facilities during the fourth quarter of 2010. We expect the co-location facilities to scale and support our continued growth on a more cost-effective basis in the future than third-party hosting. We also incurred $0.7 million in increased depreciation expenses, $0.5 million in increased third-party e-learning costs, $0.4 million in increased amortization of capitalized software, and $0.4 million in increased employee-related allocated overhead such as rent, IT costs, depreciation and amortization and employee benefits costs resulting from our increased headcount in order to support our continued growth. These increases in our cost of revenue were partially offset by a $0.2 million decrease in referral fees and $0.2 million in decreased amortization of license fees we pay to third-parties to use their technology.

Our gross margin, as a percentage of net revenue, decreased from 70% to 67% from 2009 to 2010. Our gross profit as a percentage of gross revenue decreased one percentage point from 70% in 2009 to 69% in 2010, reflecting our significant investments in additional headcount and infrastructure.

Cost of revenue increased $2.6 million, or 42%, from 2008 to 2009, attributable to $0.7 million in increased employee-related costs due to higher headcount, $0.4 million in increased amortization of license fees we pay to third parties to use their technology driven by increased revenue in 2009 compared to 2008, $0.4 million in increased network infrastructure costs and $0.2 million in increased costs related to outsourced consulting services, in each case to service our existing clients as well as in anticipation of future growth. The increase was also attributable to $0.3 million in increased amortization of capitalized software, $0.2 million in increased reimbursable expenses, $0.2 million increase in referral fees, and $0.1 million in increased third-party e-learning costs.

Our gross margin, as a percentage of net revenue, increased slightly from 2008 to 2009, notwithstanding our investment in additional headcount and infrastructure in anticipation of future growth.

Sales and Marketing

	Year ended December 31,
	2008	2009	2010
	(dollars in thousands)
Sales and marketing	$16,914	$18,886	$28,134
Percent of net revenue	86%	64%	64%

Sales and marketing expenses increased $9.2 million, or 49%, from 2009 to 2010. The increase was attributable to increases in marketing programs and the expansion of our sales force to address increased opportunities in new and existing markets. Total headcount in sales and marketing increased 46% from December 31, 2009 to December 31, 2010, with the number of employees on our direct sales teams increasing by 48%, contributing to an increase in employee-related costs of $6.3 million (consisting of increased employee compensation and benefits of $4.5 million, increased commissions of $1.7 million, and increased stock-based compensation of $0.1 million). In addition, we incurred increased travel costs associated with our direct sales teams of $1.0 million, increased costs associated with outsourced marketing programs and events of $0.9 million, and increased allocated overhead costs such as rent, IT costs, and depreciation and amortization, of $0.9 million.

As a percentage of net revenue, sales and marketing expenses remained at 64% in 2009 and 2010, respectively. Sales and marketing expenses as a percentage of gross revenue decreased from 64% in 2009 to 60% in 2010. Sales and marketing expenses may fluctuate from period to period based on the timing of our investments and related expenditures in our sales and marketing programs as they vary in scope and scale over periods.

Sales and marketing expenses increased $2.0 million, or 12%, from 2008 to 2009. The increase was attributable to increases in marketing programs and the expansion of our sales force to address increased opportunities in new and existing markets. Total headcount in sales and marketing increased 38% from December 31, 2008 to December 31, 2009, with the number of employees on our direct sales teams increasing by 38%, contributing to an increase in employee-related costs of $2.1 million. This increase was partially offset by $0.1 million in decreased costs associated with third-party consultants. Notwithstanding these investments in anticipation of future growth, sales and marketing expenses as a percentage of net revenue decreased from 2008 to 2009.

Research and Development

	Year ended December 31,
	2008	2009	2010
	(dollars in thousands)
Research and development	$2,724	$2,791	$5,602
Percent of net revenue	14%	10%	13%

Research and development expenses increased by $2.8 million, or 101%, from 2009 to 2010. The increase was principally due to added headcount to maintain and improve the functionality of our solution. We incurred increased employee-related costs of $2.3 million arising from increased headcount, consisting of increased employee compensation and benefits of $2.2 million and increased stock-based compensation of $0.1 million. In addition, in 2010 we incurred increased expenses of allocated overhead costs such as rent, IT costs, and depreciation and amortization, of $0.4 million, relating to overall increased expenses to support our continued growth and increased expense of $0.1 million related to software programming subscriptions.

Headcount increased by 67% in 2010 over the prior year. Research and development expense in 2010 also included increased compensation expense for employees hired in the latter part of 2009. Further, in 2010, the amount of compensation as a percentage of total development resources that was capitalized into capitalized software costs decreased as the company continued to mature. Thus, in 2010 versus 2009, there was an increased percentage of headcount, and therefore compensation costs, allocated to research and development expenses versus capitalized software costs.

We capitalize a portion of our software development costs related to the development and enhancements of our solution, which are then amortized to cost of revenue. The timing of our capitalizable development and enhancement projects may affect the amount of development costs expensed in any given period. We capitalized $1.1 million, $1.5 million and $1.9 million of software development costs and amortized $0.6 million, $0.9 million and $1.2 million in 2008, 2009 and 2010, respectively. We believe that our research and development activities continue to be efficient, because we benefit from maintaining a single code base of our solution.

As a percentage of net revenue, research and development expenses increased from 10% in 2009 to 13% in 2010. Research and development expenses as a percentage of gross revenue increased from 10% in 2009 to 12% in 2010 for the reasons described above.

Although our business grew significantly from 2008 to 2009, research and development expenses remained relatively constant at approximately $2.7 million, because we benefited from maintaining a single code base of our solution. Although research and development headcount increased 44% from December 31, 2008 to December 31, 2009, the increase in headcount did not significantly affect employee-related costs, as we hired most of these new employees in the latter part of 2009.

General and Administrative

	Year ended December 31,
	2008	2009	2010
	(dollars in thousands)
General and administrative	$2,564	$4,329	$8,555
Percent of net revenue	13%	15%	20%

General and administrative expenses increased $4.2 million, or 98%, from 2009 to 2010. The increase was driven by increased employee-related costs and professional fees to support our growing business and our transition from a private company to a public company. We incurred increased employee-related costs of $1.5 million, consisting of increased employee compensation and benefits of $1.2 million and increased stock-based compensation expense of $0.3 million, as a result of increased headcount and corresponding stock-based compensation awards in 2010. In addition, we had increased professional fees of $1.4 million for accounting, audit, legal and tax services, increased travel expenses of $0.4 million, increased allocated overhead of $0.6 million, such as rent, IT costs, and depreciation and amortization, and increased recruiting fees of $0.2 million. General and administrative headcount increased 86% from December 31, 2009 to December 31, 2010, primarily in our accounting and finance department to support our growth and to prepare to transition from a private company to a public company.

As a percentage of net revenue, general and administrative expenses increased from 15% in 2009 to 20% in 2010. General and administrative expenses as a percentage of gross revenue increased from 15% in 2009 to 18% in 2010 for the reasons described above.

General and administrative expenses increased $1.8 million, or 69%, from 2008 to 2009. The increase was attributable to increased employee-related costs of $0.6 million as a result of increased headcount, increased professional fees of $0.4 million for accounting, audit, legal and tax services and increased domestic sales taxes of $0.4 million resulting from our increased sales. The increase in professional fees for audit services was attributable to our retrospective adoption of the revised accounting guidance for revenue arrangements with multiple deliverables. The increase in legal and tax services was due to the expansion of our international business activities. General and administrative headcount increased 40% from December 31, 2008 to December 31, 2009, in our accounting and finance department to support our growing business.

Interest Income (Expense) and Other Income (Expense), Net

	Year ended December 31,
	2008	2009	2010
	(in thousands)
Interest income (expense) and other income (expense), net	$(639)	$(813)	$(1,320)

Interest income (expense) and other income (expense), net increased $0.5 million, or 62%, from 2009 to 2010. The increase was attributable to higher interest expense of $0.4 million as a result of increased borrowings under our credit facilities throughout 2010 and increased interest expense of $0.1 million associated with our increased capital lease obligations resulting from the addition of assets to support our growth. In addition, we had increased foreign exchange losses of $0.1 million related to fluctuations in the British Pound and Euro in relation to the U.S. Dollar from 2009 to 2010. These increases were partially offset by other income related to a number of individually insignificant items.

Interest income (expense) and other income (expense), net increased $0.2 million, or 27%, from 2008 to 2009. The increase was attributable to $0.3 million in overall higher interest expense as a result of higher average interest rates in 2009, which were partially offset by a decrease in our average borrowings outstanding on our credit facilities during 2009. Our average interest rate on our borrowings and capital leases in 2009 was 9% compared to 5% in 2008. In addition, we incurred lower foreign currency transaction losses of $0.2 million attributed to foreign currency fluctuations in the British Pound and Euro in relation to the U.S. Dollar.

Change in Fair Value of Preferred Stock Warrant Liabilities

	Year ended December 31,
	2008	2009	2010
	(in thousands)
Change in fair value of preferred stock warrant liabilities	$(790)	$(2,147)	$(34,073)

We value our preferred stock warrants using the Black-Scholes option pricing model. See “—Critical Accounting Policies and Estimates — Fair Value of Warrants” for a discussion of the valuation methodology for our preferred stock warrant liabilities. The fair value of the liabilities associated with our preferred stock warrants increased $34.1 million in 2010, compared to an increase of $2.1 million in 2009. The increase in 2010 was attributable to the increase in the fair value of all of our preferred stock warrants, driven by the significant increase in the value of our company from December 31, 2009 to December 31, 2010. We will continue to record changes in fair value of preferred stock warrant liabilities until the earlier of the date the warrants are exercised or this initial public offering is completed.

The fair value of the liabilities associated with our preferred stock warrants increased $2.1 million in 2009, compared to an increase of $0.8 million in 2008. The increase in 2009 was attributable to the issuance of additional warrants to purchase preferred stock in connection with the Series E financing in 2009, and the increase in the fair value of all of our preferred stock warrants. The increase in the fair value of the preferred stock warrants was driven by the increase in the value of our company from December 31, 2008 to December 31, 2009.

Upon the completion of this initial public offering, all of our warrants to purchase preferred stock will expire, with the exception of warrants to purchase 140,625 shares of Series D preferred stock and warrants to purchase 380,000 shares of Series C preferred stock. These remaining warrants will automatically become warrants to purchase common stock. At that time, the preferred stock warrant liabilities will be reclassified to stockholders’ equity (deficit), and we will no longer record any changes in the fair value of these liabilities in our statements of operations.

Provision for Income Taxes

	Year ended December 31,
	2008	2009	2010
	(in thousands)
Provision for income taxes	$(62)	$(72)	$(137)

We have incurred operating losses in all periods to date and have recorded a full valuation allowance against our net deferred tax assets and therefore have not recorded a provision for income taxes for any of the periods presented, other than provisions for certain state and foreign income taxes. Realization of any of our deferred tax assets depends upon future earnings, the timing and amount of which are uncertain.

Quarterly Results of Operations

The following unaudited quarterly consolidated statements of operations for each of the quarters in the years ended December 31, 2009 and 2010 have been prepared on a basis consistent with our audited annual financial statements and include, in the opinion of management, all normal recurring adjustments necessary for the fair statement of the financial information contained in these statements. The period-to-period comparison of financial results is not necessarily indicative of future results and should be read in conjunction with our annual financial statements and the related notes included elsewhere in this prospectus.

	Quarter Ended
	(in thousands)
	Mar. 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	Mar. 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010
Gross revenue	$6,777	$7,027	$7,408	$8,110	$9,670	$10,613	$12,289	$14,036
Common stock warrant charge(1)	—	—	—	—	—	—	—	(2,877)
Net revenue	6,777	7,027	7,408	8,110	9,670	10,613	12,289	11,159
Cost of revenue	1,988	1,973	2,110	2,605	3,064	3,163	3,898	4,155
Gross profit	4,789	5,054	5,298	5,505	6,606	7,450	8,391	7,004
Operating expenses:
Sales and marketing	4,046	4,270	4,949	5,621	6,366	6,580	6,955	8,233
Research and development	589	658	731	813	1,004	1,141	1,403	2,054
General and administrative	1,030	904	920	1,475	1,416	1,700	2,434	3,005
Total operating expenses	5,665	5,832	6,600	7,909	8,786	9,421	10,792	13,292
Loss from operations	(876)	(778)	(1,302)	(2,404)	(2,180)	(1,971)	(2,401)	(6,288)
Other income (expense):
Interest income (expense) and other income (expense), net	(129)	(150)	(267)	(267)	(335)	(266)	(161)	(558)
Change in fair value of preferred stock warrant liabilities	(639)	(536)	(375)	(597)	(1,272)	(3,170)	(19,635)	(9,996)
Loss before provision for income taxes	(1,644)	(1,464)	(1,944)	(3,268)	(3,787)	(5,407)	(22,197)	(16,842)
Provision for income taxes	(18)	(18)	(18)	(18)	(30)	(29)	(10)	(68)
Net loss	$(1,662)	$(1,482)	$(1,962)	$(3,286)	$(3,817)	$(5,436)	$(22,207)	$(16,910)

(1)	Represents a reduction of revenue related to the issuance of a common stock warrant. See “ — Critical Accounting Policies and Estimates — Offsets to Revenue” for additional information about common stock warrants accounted for as reductions of revenue.

As a percentage of net revenue:

	Quarter Ended
	Mar. 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	Mar. 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31 2010
Net revenue	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	29	28	28	32	32	30	32	37
Gross margin	71	72	72	68	68	70	68	63
Operating expenses:
Sales and marketing	60	61	67	69	66	62	57	74
Research and development	9	9	10	10	10	11	11	18
General and administrative	15	13	12	18	15	16	20	27
Total operating expenses	84	83	89	98	91	89	88	119
Loss from operations	(13)	(11)	(18)	(30)	(23)	(19)	(20)	(56)
Other income (expense):
Interest income (expense) and other income (expense), net	(2)	(2)	(4)	(3)	(3)	(3)	(1)	(5)
Change in fair value of preferred stock warrant liabilities	(9)	(8)	(5)	(7)	(13)	(30)	(160)	(90)
Loss before provision for income taxes	(24)	(21)	(26)	(40)	(39)	(51)	(181)	(151)
Provision for income taxes	—	—	—	—	—	—	—	(1)
Net loss	(25)%	(21)%	(26)%	(41)%	(39)%	(51)%	(181)%	(152)%

The following table sets forth our bookings, number of clients and number of users:

	At or For the Quarter Ended
	Mar. 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	Mar. 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31 2010
Bookings (in thousands)	$5,404	$5,883	$8,776	$14,404	$9,237	$10,971	$16,347	$24,364
Number of clients	188	206	227	280	310	367	413	481
Number of users (rounded to nearest thousand)	2,414,000	2,443,000	2,919,000	3,347,000	3,773,000	3,860,000	4,364,000	4,928,000

Net revenue, as well as our number of clients and number of users in our solution, grew sequentially in each of the periods presented, with the exception of the fourth quarter of 2010. Our fourth quarter 2010 net revenue reflected the $2.9 million reduction of revenue related to a non-cash charge for the issuance of a common stock warrant discussed above. Fourth quarter 2010 gross revenue was $14.0 million, an increase of $1.7 million from the third quarter of 2010. There were no revenue reductions in prior periods. The increase in gross revenue in each of the periods presented was due to the acquisition of new clients and, to a much lesser extent, sales of additional platforms to existing clients, additions of incremental users by existing clients and client renewals prior to the fourth quarter of 2010. See “ — Critical Accounting Policies and Estimates — Offsets to Revenue” for further discussion about common stock warrants accounted for as reductions of revenue.

Quarterly bookings over the periods presented have increased generally, but have also reflected the seasonality of our client agreements. We sign a significantly higher percentage of agreements with new clients, and renewal agreements with existing clients, in the fourth quarter of each year and, with respect to each quarter, usually sign a significant portion of these agreements during the last month, and often the last two weeks, in the quarter. The seasonality is reflected to a much lesser extent, and sometimes is not immediately apparent, in our gross and net revenue, because we generally recognize subscription revenue over the term of our client agreements. A substantial portion of subscription revenue in any particular quarter arises from agreements entered into in previous quarters.

Gross profit increased sequentially each quarter through the third quarter of 2010 primarily due to increasing net revenue and to a lesser extent our realization of economies of scale in our consulting services, as we have emphasized continuous improvement in processes for delivering client implementation and support programs. Gross margins fluctuated from quarter to quarter, however, as expenditures in support of our growth strategy have varied in scope and scale over these periods. For example, gross margin decreased from the third to fourth quarter of 2009 because of additional headcount in our consulting services and customer support departments, and then increased from the first to the second quarters of 2010, as revenue grew and we realized the benefits of the increased headcount. These improvements were partially offset by new investments to enhance our network infrastructure.

Subsequently, gross margin decreased from the second to third quarter of 2010 because of additional headcount in our consulting services department and from the third to fourth quarter of 2010 because of the reduction of revenue recorded in the fourth quarter of 2010, discussed above. Gross profit margin as a percentage of gross revenue increased from 68% to 70% from the third to fourth quarter of 2010.

Sales and marketing expenses as a percentage of net revenue reflected continually increasing headcount in our direct sales teams, although the timing of particular marketing programs and events contributed to quarter to quarter variations. Sales and marketing expenses as a percentage of net revenue decreased from the second to third quarter of 2010, mainly due to net revenue increasing at a higher rate than increases in our sales and marketing expenses. Sales and marketing expenses as a percentage of gross revenue increased from 57% to 59% from the third to fourth quarter of 2010, due to a $1.0 million increase in employee-related costs and a $0.3 million increase in commissions.

With the exception of the fourth quarter of 2010, research and development expenses as a percentage of net revenue marginally increased as we added headcount to maintain and improve the functionality of our solution. Research and development expenses as a percentage of net revenue increased from 11% to 18% from the third to fourth quarter of 2010. Research and development expenses as a percentage of gross revenue increased from 11% to 15% due to a $0.2 million increase in employee-related costs and a $0.2 million increase in allocated overhead, such as rent, IT costs, depreciation and amortization and employee benefits costs resulting from our increased headcount of 18% from the third to fourth quarter of 2010.

General and administrative expenses as a percentage of net revenue varied depending on the timing of expenses related to legal and accounting fees, employee empowerment programs, and domestic sales and use taxes, including expenses and additional personnel related to our retrospective adoption of our revenue recognition policy and our preparation to become a publicly held company. For example, general and administrative expenses as a percentage of net revenue increased in each of the third and fourth quarters of 2010, mainly because of increased professional fees associated with our preparation to become a publicly held company. General and administrative expenses as a percentage of net revenue increased from 20% to 27% from the third to fourth quarter of 2010. General and administrative expenses as a percentage of gross revenue marginally increased from 20% to 21% from the third to fourth quarter of 2010.

More generally, our quarterly operating results have fluctuated in the past and may continue to fluctuate in the future based on a number of factors, many of which are beyond our control. Such factors include, in addition to those in the “Risk Factors” section of this prospectus:

•	our ability to attract new clients;
•	the timing and rate at which we enter into agreements for our solution with new clients;
•	the extent to which our existing clients renew their subscriptions for our solution and the timing of those renewals;

•	the extent to which our existing clients purchase additional platforms in our solution or add incremental users;
•	changes in the mix of our sales between new and existing clients;
•	changes to the proportion of our client base that is comprised of enterprise or mid-sized organizations;
•	seasonal factors affecting the demand for our solution;
•	our ability to manage growth, including in terms of new clients, additional users and new geographies;
•	the timing and success of competitive solutions offered by our competitors;
•	changes in our pricing policies and those of our competitors; and
•	general economic and market conditions.

One or more of these factors may cause our operating results to vary widely. As such, we believe that our quarterly results of operations may vary significantly in the future and that period-to-period comparisons of our operating results may not be meaningful and should not be relied upon as an indication of future performance.

Liquidity and Capital Resources

At December 31, 2010, our principal sources of liquidity were $7.1 million of cash and our $15.0 million credit facility with Silicon Valley Bank as described below. The primary objective of our investment activities is the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash and investments. We do not enter into investments for trading or speculative purposes.

To date, our operations and growth have been primarily financed through the sale of preferred stock and short- and long-term borrowings. Since inception, we have raised $37.0 million of equity capital, and at December 31, 2010, we had debt with a principal amount of $9.1 million outstanding.

During August 2010, we entered into a $15.0 million credit facility with Silicon Valley Bank, or the SVB Credit Facility, with a maturity of August 2012. Borrowings under the SVB Credit Facility are available on both a formula and a non-formula basis. The amount available on the non-formula basis is $5.0 million through December 31, 2010, $2.5 million through June 30, 2011 and zero thereafter. Interest is payable monthly, and the principal is due upon maturity. The interest rate is prime plus 1.5%, if the outstanding indebtedness under the facility is less than or equal to $5.0 million, and prime plus 2.5%, if the outstanding indebtedness is greater than $5.0 million. The SVB Credit Facility requires immediate repayment upon an event of default, as defined in the agreement, which includes events such as a payment default, a covenant default or the occurrence of a material adverse change, as defined in the agreement. At December 31, 2010, $9.7 million was available under this facility.

In March 2009, we entered into a senior subordinated promissory note agreement with Ironwood Equity Fund LP for a total borrowing of $4.0 million, with a maturity date of March 31, 2014 and an interest rate of 11.3%. Interest is payable on a monthly basis in arrears. The note includes a right in favor of Ironwood to require us to redeem the outstanding principal amount at 103%, together with accrued interest, if we complete an initial public offering between March 31, 2010 and March 30, 2011.

Our cash flows from operating activities have historically been significantly impacted by the contractual payment terms and patterns related to customer arrangements as well as our investments in sales and marketing and research and development to drive our business growth.

Exclusive of the proceeds from this offering, based on our current level of operations and anticipated growth, we believe our future cash flows from operating activities, existing cash and cash equivalents, together with our ability to borrow under the existing SVB Credit Facility will provide adequate funds for our ongoing operations for at least the next twelve months. Our need to borrow under the SVB Credit Facility will be driven by the timing and the amount of our cash collections from existing and new client arrangements, offset by working capital requirements associated with our continued investments in sales and marketing and research and development. Depending on our operating performance in any given period and the extent of our continued investments in our operations, we expect to supplement our liquidity needs primarily by utilizing borrowings from available funds under our SVB Credit Facility. Our current operating plan contemplates that, even without the proceeds from this offering, we would have sufficient liquidity to repay borrowings under the SVB Credit Facility by the time it matures in August 2012. If, however, our actual operating cash flows turn out not to be adequate to repay all such outstanding borrowings, absent proceeds from this offering, we would likely need to seek additional financing. Failure to generate sufficient revenue and related cash flows or to raise additional capital could have a material adverse effect on our ability to meet our liquidity needs and achieve our business objectives.

Depending on certain growth opportunities, we may choose to accelerate investments in sales and marketing, research and development, acquisitions, technology and services, which may require the use of proceeds from this offering for such additional expansion and expenditures. In addition, any acquisitions may require the use of proceeds from this offering, although we have no present understandings, commitments or agreements to enter into any such acquisitions. Actual future capital requirements will depend on many factors, including our rate of revenue and billings growth and the level of expenditures in all areas of our business.

The following table sets forth a summary of our cash flows for the periods indicated (in thousands):

	Year ended December 31,
	2008	2009	2010
Net cash provided by (used in) operating activities	$(5,986)	$(1,633)	$166
Net cash used in investing activities	(1,282)	(1,599)	(2,898)
Net cash provided by (used in) financing activities	(551)	8,003	1,738

Net Cash Provided by (Used in) Operating Activities

Our net loss and cash flows from operating activities are significantly influenced by our investments in headcount and infrastructure to support anticipated growth. In addition, our net loss in recent periods has been significantly greater than our use of cash for operating activities due to the inclusion of significant non-cash expenses. Our cash flows from operating activities are affected by the seasonality of our business, which results in variations in the timing of our invoicing of, and our receipt of payments from, our clients. We have generally experienced increased invoicing in the third and fourth quarters of each year due to higher acquisitions of new clients, the timing of annual billings for existing clients and increased client renewals during these quarters. As a result, we have also experienced increased levels of client payments during the fourth and first quarters of each year, related to client receipts from third and fourth quarter invoices. Accordingly, we also experience relatively lower levels of billings in the first and second quarter of each year, and thus client receipts in the second and third quarters are lower relative to the other quarters. We expect this seasonality and resulting trends in cash flows from operating activities to continue.

Cash provided by operating activities in 2010 of $0.2 million was a result of significant increased sales due to the growth in our business. In 2010, $40.9 million, or 85%, of our net loss of $48.4 million consisted of non-cash items, including a $34.1 million increase in preferred stock warrant liabilities, a $2.9 million reduction of revenue for the issuance of a common stock warrant in conjunction with our distributor agreement with ADP, $2.6 million of depreciation and amortization, $0.9 million of stock-based compensation, and $0.3 million of non-cash interest expense. The other elements of our cash flows from operating activities during 2010 generally reflected significantly increased sales compared to the prior-year and our continued significant investments in headcount and other expenses to grow our business. We used working capital in a $8.8 million increase in accounts receivable due to significantly increased sales compared to the prior-year. Other uses of working capital included a $0.9 million increase in deferred commissions due to the increased sales, and a $1.0 million increase in prepaid expenses and other assets, including increased third-party content fees commensurate with the increased sales. These uses of cash were partially offset by a $14.3 million increase in deferred revenue also due to the increased sales, a $2.2 million increase in accounts payable due to a higher level of expenses consistent with the overall growth of our business, a $1.1 million increase in accrued expenses reflecting the overall growth of our business, including additional vacation and bonus accruals consistent with our growth in headcount, and a $0.7 million increase in other liabilities.

Our use of cash in operating activities in 2009 was primarily due to our net loss of $8.4 million, as we focused on making additional investments in headcount and infrastructure to service existing growth and in anticipation of future growth, adjusted for $3.9 million in non-cash expenses that included a $2.1 million increase in preferred stock warrant liabilities, $1.2 million of depreciation and amortization, $0.3 million in stock-based compensation, and $0.2 million of non-cash interest expense. Working capital uses of cash included a $3.3 million increase in accounts receivable due to higher sales activity compared to the prior year, a $0.9 increase in deferred commissions also due to higher sales activity, and a $0.2 million increase in prepaid expense and other assets, including increased third-party content inventory and software licenses. These uses of cash were offset in part by a $5.1 million increase in deferred revenue, due to higher sales activity, a $1.7 million increase in accrued expenses due to increased accrued patent license fees, accrued international and sales taxes, and additional vacation, bonus and commission accruals consistent with our growth in headcount, and a $0.5 million increase in accounts payable due to a higher level of expenses consistent with the overall growth of our business.

Our use of cash in operating activities in 2008 was primarily due to our net loss of $10.2 million, adjusted for non-cash expenses that included $1.0 million of depreciation and amortization, a $0.8 million increase in preferred stock warrant liabilities and $0.2 million of stock-based compensation. Working capital uses of cash included a $3.5 million increase in accounts receivable due to higher sales activity compared to the prior year and a $0.4 million increase in deferred sales commissions also due to higher sales activity. These uses of cash were offset in part by a $5.2 million increase in deferred revenue due to higher sales activity and a $0.6 increase in accrued expenses due to additional vacation, commission and bonus accruals consistent with increased headcount.

Net Cash Used in Investing Activities

Our primary investing activities have consisted of capital expenditures to develop our capitalized software as well as to purchase computer equipment and furniture and fixtures in support of expanding our infrastructure and workforce. As our business grows, we expect our capital expenditures and our investment activity to continue to increase.

We used $2.9 million of cash in investing activities in 2010, primarily due to $1.9 million of investments in our capitalized software and $0.8 million of net investments in other fixed assets. The investments in other fixed assets consisted of $3.1 million in purchases of additional equipment for our expanding infrastructure and workforce, which were primarily financed through $2.3 million in capital lease financing. In addition, we used $0.2 million of cash for investments in trademarks and a patent license.

We used $1.6 million of cash in investing activities in 2009, primarily due to $1.5 million of investments in capitalized software and $0.1 million of net investments in other fixed assets. The investments in other fixed assets consisted of $1.6 million in purchases of additional equipment for our expanding infrastructure and work force, which were primarily financed through $1.5 million in capital lease financing.

We used $1.3 million of cash in investing activities in 2008, primarily due to $1.1 million of investments in capitalized software and $0.2 million of net investments in other fixed assets. The investments in other fixed assets consisted of $0.6 million in capital expenditures related to the purchases of additional equipment for our expanding infrastructure and work force which were primarily financed through $0.4 million in capital lease financing.

Net Cash Provided by (Used in) Financing Activities

The cash provided by financing activities in 2010 of $1.7 million was primarily due to $20.7 million of drawdowns on our lines of credit with Comerica and Silicon Valley Bank and $0.9 million of proceeds due to exercise of stock options, partially offset by $11.8 million of payments on our Comerica credit facility, $6.6 million of payments on our SVB Credit Facility, $1.3 million of payments on our capital lease obligations, and $0.3 million of paid legal and accounting costs related to our initial public offering.

The cash provided by financing activities in 2009 of $8.0 million was primarily due to approximately $8.7 million of proceeds from our Series E convertible preferred stock financing and $4.0 million borrowed under a senior subordinated promissory note agreement, partially offset by $2.3 million of payments on our line of credit, $2.0 million of payments on our term loan and $0.3 million in payments on our capital lease obligations.

The cash used by financing activities in 2008 of $0.6 million was primarily due to $6.2 million of payments on our line of credit, $0.5 million of payments on our term loan and $0.1 million of payments on our capital lease obligations, partially offset by $4.1 million in borrowings on our line of credit and $2.0 million in borrowings on our term loan.

Contractual Obligations and Commitments

Our principal commitments consist of obligations under our outstanding debt facilities, leases for our office space, computer equipment, furniture and fixtures, and contractual commitments for hosting and other support services. The following table summarizes our contractual obligations at December 31, 2010 (in thousands):

		Year Ending December 31,
	Total	2011	2012	2013	2014		2015
Long-term debt obligations(2)	$11,062	$793	$5,706	$450	$4,113	(1)	$—
Capital lease obligations	2,892	1,369	1,203	254	66		—
Operating lease obligations	1,493	1,264	112	117	—		—
Other contractual obligations	1,203	603	400	200	—		—

(1)	In March 2009, we entered into a senior subordinated promissory note agreement with Ironwood Equity Fund LP for a total borrowing of $4.0 million, with a maturity date of March 31, 2014 and an interest rate of 11.3%. Interest is payable on a monthly basis in arrears. The note includes a right in favor of Ironwood to require us to redeem the outstanding principal amount at 103%, together with accrued interest, if we complete an initial public offering between March 31, 2010 and March 30, 2011. If Ironwood Equity Fund LP requires repayment, the repayment of this note will be made from the proceeds of this offering. See “Use of Proceeds.”
(2)	Includes estimated interest payments, calculated based on the stated interest rate of 11.3% for borrowings with Ironwood Equity Fund LP and on a 6.5% rate (the rate in effect on December 31, 2010) for borrowings on our SVB Credit Facility, applied to outstanding borrowings.

In conjunction with a distributor agreement with ADP, we have an obligation to issue to ADP, on an annual basis, fully vested and immediately exercisable ten-year warrants to purchase up to an aggregate of 886,096 shares of our common stock at an exercise price of $0.53 per share, upon ADP achieving various tiers of sales targets during each contract year until the earlier of the end of the five-year term of the agreement with ADP or the completion of an initial public offering. The warrants terminate upon an acquisition of us, a disposition of substantially all our assets or three years after an initial public offering. As of December 31, 2010, there were four remaining annual periods during which ADP would be eligible to earn warrants under the agreement, with the final period ending on the earlier of the completion of this offering and June 30, 2014. See “— Critical Accounting Policies and Estimates — Offsets to Revenue” for further discussion.

At December 31, 2010, liabilities for unrecognized tax benefits of $291,000, which are attributable to foreign income taxes and interest and penalties, are not included in the table above because, due to their nature, there is a high degree of uncertainty regarding the time of future cash outflows and other events that extinguish these liabilities.

Off-Balance Sheet Arrangements

As part of our ongoing business, we do not have any relationships with other entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, that have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We are therefore not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in those types of relationships.

Quantitative and Qualitative Disclosures About Market Risk

We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate, foreign exchange and inflation risks, as well as risks relating to changes in the general economic conditions in the countries where we conduct business. To reduce certain of these risks, we monitor the financial condition of our large clients and limit credit exposure by collecting in advance and setting credit limits as we deem appropriate. In addition, our investment strategy currently has been to invest in financial instruments that are highly liquid and readily convertible into cash and that mature within three months from the date of purchase. To date, we have not used derivative instruments to mitigate the impact of our market risk exposures. We have also not used, nor do we intend to use, derivatives for trading or speculative purposes.

Interest Rate Risk

We are exposed to market risk related to changes in interest rates.

Our investments are considered cash equivalents and primarily consist of money market funds backed by United States Treasury Bills and certificates of deposit. At December 31, 2010, we had cash and cash equivalents of $7.1 million. The carrying amount of our cash equivalents reasonably approximates fair value, due to the short maturities of these instruments. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash and investments. We do not enter into investments for trading or speculative purposes. Our investments are exposed to market risk due to a fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. Due to the short-term nature of our investment portfolio, however, we do not believe an immediate 10% increase or decrease in interest rates would have a material effect on the fair market value of our portfolio. We therefore do not expect our operating results or cash flows to be materially affected by a sudden change in market interest rates.

We do not believe our cash equivalents have significant risk of default or illiquidity. While we believe our cash equivalents do not contain excessive risk, we cannot provide absolute assurance that in the future our investments will not be subject to adverse changes in market value. In addition, we maintain significant amounts of cash and cash equivalents at one or more financial institutions that are in excess of federally insured limits. We cannot be assured that we will not experience losses on these deposits.

At December 31, 2010, we had borrowings outstanding with principal amounts of $9.1 million. Our outstanding long-term borrowings consist of fixed and variable interest rate financial instruments. The interest rate of our fixed rate borrowings was 11.3% and our variable rate borrowings ranged from 5.5% to 6.5%. The carrying amount of these long-term borrowings approximates fair value based on borrowing rates currently available to us. A hypothetical 10% increase or decrease in interest rates relative to interest rates at December 31, 2010 would not have a material impact on the fair values of all of our outstanding borrowings. Changes in interest rates would, however, affect operating results and cash flows, because of the variable rate nature of our borrowings. A hypothetical 10% increase in interest rates relative to interest rates at December 31, 2010 would result in an increase of approximately $0.1 million in interest expense for 2010. A hypothetical 10%

decrease in interest rates relative to interest rates at December 31, 2010 would result in an insignificant impact to interest expense for 2010.

Foreign Currency Risk

We have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. Dollar. Our historical revenue has primarily been denominated in U.S. Dollars, and a significant portion of our current revenue continues to be denominated in U.S. Dollars. However, we expect an increasing portion of our future revenue to be denominated in currencies other than the U.S. Dollar, primarily the Euro and British Pound. The effect of an immediate 10% adverse change in foreign exchange rates on foreign-denominated accounts receivable at December 31, 2010 would not be material to our financial condition or results of operations. Our operating expenses are generally denominated in the currencies of the countries in which our operations are located, primarily the United States and, to a much lesser extent, the United Kingdom, other European Union countries, Canada, India and Israel. Increases and decreases in our foreign-denominated revenue from movements in foreign exchange rates are partially offset by the corresponding decreases or increases in our foreign-denominated operating expenses.

As our international operations grow, our risks associated with fluctuation in currency rates will become greater, and we will continue to reassess our approach to managing this risk. In addition, currency fluctuations or a weakening U.S. Dollar can increase the costs of our international expansion. To date, we have not entered into any foreign currency hedging contracts, since exchange rate fluctuations have not had a material impact on our operating results and cash flows. Based on our current international structure, we do not plan on engaging in hedging activities in the near future.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Counterparty Risk

Our financial statements are subject to counterparty credit risk, which we consider as part of the overall fair value measurement. We attempt to mitigate this risk through credit monitoring procedures.

BUSINESS

Overview

Cornerstone OnDemand, Inc. is a leading global provider of a comprehensive learning and talent management solution delivered as software-as-a-service. We enable organizations to meet the challenges they face in empowering their people and maximizing the productivity of their human capital. These challenges include developing employees throughout their careers, engaging all employees effectively, improving business execution, cultivating future leaders, and integrating with an organization’s extended enterprise of clients, vendors and distributors by delivering training, certification programs and other content. We currently have over 480 clients who use our solution to empower over 4.92 million users across 164 countries and 23 languages.

We provide a comprehensive and integrated solution that delivers the following benefits:

•	Comprehensive Functionality. We offer five integrated platforms that address all stages of the employee lifecycle. These platforms include learning management, enterprise social networking, performance management, succession management, and extended enterprise.
•	Flexible and Highly Configurable. Clients can match the use of our software with their specific business processes and workflows. The flexibility of our solution allows our clients to deploy the five platforms of our solution individually or in any combination.
•	Easy-to-Use, Personalized User Interface. Our solution employs an intuitive user interface and may be personalized for the end user, typically based on position, division, pay grade, location, manager and particular use of the solution.
•	Software-as-a-Service Model Lowers the Total Cost of Ownership and Speeds Delivery. Our solution is accessible through a standard web browser and does not require the large investments in implementation time, personnel, hardware, and consulting services that are typical of legacy software solutions.
•	Scalable to Meet the Needs of All Organizations. We have built a highly scalable, multi-tenant, multi-user architecture that supports the complex needs of global corporations yet is capable of supporting deployments of any size. We currently support multiple client deployments of over 150,000 users, including one client with over 700,000 users.
•	Continued Innovation through Collaborative Product Development. The vast majority of our thousands of software features were designed with existing and prospective clients based on their specific functional requests.

Our clients include multi-national corporations, large domestic enterprises, mid-market companies, state and local public sector organizations, higher education institutions, and non-profit entities, such as Barclays Bank PLC, BJC HealthCare, Flextronics International USA, Inc., Kelly Services, Inc., Liberty Mutual Insurance Company, Pearson, Inc., Starwood Hotels & Resorts Worldwide, Inc., State of Nebraska, Teach for America and Virgin Media Limited. While most of our deployments encompass all employees at a given client, some also include the employees of the extended enterprise of that client, such as employees of the client’s customers, vendors and distributors.

We sell our solution domestically and internationally through both direct and indirect channels, including direct sales teams throughout North America and Europe and distributor relationships with payroll, consulting and human resource, or HR, services companies. We have a global distributor agreement with ADP, which allows ADP to sell our solution as ADP Talent Management.

We generally sell our solution with three-year, enterprise-wide subscription agreements based on the number of employees. Clients typically are invoiced on signing and pay annually in advance on the anniversary of the agreement.

We have grown our business each of the last 10 years, and since 2002, we have averaged a 95% annual dollar retention rate, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Metrics.” Since 2001, our implied monthly recurring revenue from existing clients has been greater at the end of each year than at the beginning of the year. Our net revenue has grown from $19.6 million in 2008 to $29.3 million in 2009, and to $43.7 million in 2010. Our gross revenue was $46.6 million in 2010, before a $2.9 million reduction of revenue related to a non-cash charge for a common stock warrant. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Offsets to Revenue” for additional information about common stock warrants that are accounted for as reductions of revenue.

The Market

Human capital is a major expense for all organizations. Based on the U.S. Bureau of Labor Statistics data as of June 2010, total compensation paid to the United States civilian workforce of approximately 154 million people is expected to exceed $8.1 trillion in 2010.

Accordingly, organizations have long sought to optimize their investments in human capital. We believe that organizations face five major challenges in maximizing the productivity of their internal and external human capital:

•	Developing Talent. Effectively orienting new hires and training employees throughout their careers to achieve their full potential, which has become more difficult with the Millennial generation entering the workforce, increasingly distributed workforces and heightened compliance requirements.
•	Engaging Employees. Connecting with employees at all levels and locations of the organization to keep them motivated, which has become increasingly difficult with the rise of globalization and telecommuting.
•	Improving Business Execution. Ensuring the effective alignment of employee behavior with the organization’s objectives through goal management and employee assessment and development, as well as by linking compensation to performance.
•	Building a Leadership Pipeline. Identifying, grooming and retaining individuals for leadership positions at all levels and across all parts of the organization, which has become an acute challenge with the growing mobility and turnover of employees and the impending retirements of the Baby Boomers.
•	Integrating with the Extended Enterprise of Customers, Vendors and Distributors.
Delivering training, certification programs and resources to the organization’s network of customers, vendors, distributors and other third parties that constitute the organization’s extended enterprise, which has become more difficult with the rise of outsourcing and increasing globalization.

Until the advent of software technology in the 1970’s, written tracking systems were the only solution available for managing human capital. Software-based solutions such as spreadsheet-based tracking systems, custom-built software applications, third-party human resource information systems and third-party software applications provided by on-premise software vendors gradually became available. We refer to all of these approaches as legacy solutions. International Data Corporation, or IDC, estimates that total spending on software for workforce, e-learning, e-recruiting, intelligent compensation and performance management equaled $3.6 billion in 2009.

Recently, software-as-a-service, or SaaS, vendors dedicated to providing learning and talent management software have emerged. We believe that just as organizations are increasingly choosing SaaS solutions for business applications such as sales force management, they are also increasingly adopting SaaS learning and talent management solutions. According to IDC, the overall SaaS market totaled $13.1 billion in revenue in 2009, representing 5.7% of worldwide software spending across all primary markets, and is expected to grow to $32.4 billion by 2013, representing 13.4% of worldwide software spending across all primary markets.

Many of the existing solutions suffer from one or more of the following shortcomings:

•	Narrow Functionality. As they only address specific stages of the employee lifecycle, many solutions lack sufficient breadth of functionality to maximize employee productivity effectively.
•	Limited Configurability. Most solutions are rigid and limit the ability of organizations to match their diverse workflows or to adopt their desired talent management practices.
•	Difficult to Use. Inputting, updating, analyzing and sharing information is often cumbersome, resulting in low employee adoption and usage.
•	Costly to Deploy, Maintain and Upgrade. Legacy solutions require significant expense and time to deploy as well as require ongoing costs associated with IT support, network infrastructure, maintenance and upgrades.
•	Inability to Scale. Many solutions are designed to support the needs of smaller organizations and have difficulty meeting the complex functional requirements or the sizeable infrastructure demands of larger enterprises.

Given the limitations of existing offerings, we believe there is a market opportunity for a comprehensive, integrated solution that helps organizations manage all aspects of their internal and external human capital and link talent management to their business strategy.

The Cornerstone OnDemand Answer

We deliver a comprehensive SaaS solution that consists of five integrated platforms for learning management, enterprise social networking, performance management, succession planning and extended enterprise. We offer a number of cross-platform tools for talent management analytics and reporting, employee profile management, employee on-boarding and e-learning content aggregation and delivery. We also provide consulting services for configuration, integration and training for our solution. We believe that our solution delivers the following benefits:

•	Comprehensive Functionality. Our solution provides a comprehensive approach to learning and talent management by offering five integrated platforms to address all stages of the employee lifecycle: learning management, enterprise social networking, performance management, succession management, and extended enterprise. Employees use our solution throughout their careers to engage in performance processes such as goal management, performance reviews, competency assessments and compensatory reviews; to complete job-specific and compliance-related training; to evaluate potential career changes, development plans or succession processes; and to connect with co-workers by leveraging enterprise social networking tools.

Our clients can manage processes that span different learning and talent management functions because our five platforms are tightly integrated. For example, our clients can automatically identify skill gaps as part of an employee’s performance review, assign training to address those gaps and monitor the results of that training. Also, clients can identify high potential employees for future leadership positions and place them in executive development programs.

We believe our comprehensive, integrated solution allows our clients to align their learning and talent management processes and practices with their broader strategic goals.

•	Flexible and Highly Configurable. Our solution offers substantial configurability that allows clients to match the use of our software with their specific business processes and workflows. Our clients can configure our solution by business unit, division, department, region, location, job position, pay grade, cost center, or self-defined organizational unit. Our clients are able to adjust features to configure specific processes, such as performance review workflows or training approvals, to match their existing or desired practices. This high level of configurability means that custom coding projects generally are not required to meet the diverse needs of our clients.

Our clients can deploy the five platforms of our solution individually or in any combination. As a result, our clients have the flexibility to purchase solely those platforms that solve their immediate talent management needs and can incrementally deploy additional platforms in the future as their needs evolve.

•	Easy-to-Use, Personalized User Interface. Our solution employs an intuitive user interface and may be personalized for the end user, typically based on position, division, pay grade, location, manager and particular use of the solution. This ease of use limits the need for end-user training, which we believe increases user adoption rates and usage. While we typically train administrators, we have never been asked to conduct end-user training for any of our over 4.92 million users. We believe one of the reasons our solution is easy to use is that our entire solution has been developed by us, rather than being the byproduct of acquired technologies, which allows us to provide a consistent user interface and functionality.
•	Software-as-a-Service Solution Lowers the Total Cost of Ownership and Speeds Delivery. Our solution is accessible through a standard web browser and does not require the large investments in implementation time, personnel, hardware, and consulting that are typical of legacy solutions. With a single code base to maintain, we are able to release improved functionality on a quarterly basis. This is a more rapid pace than most legacy solution providers can afford to deliver.
•	Scalable to Meet the Needs of All Organizations. Our solution has been in use by Fortune 100 companies since 2001. While the complex needs of these global corporations required us to build a solution that can scale to support large, geographically-distributed employee bases, our solution is capable of supporting deployments of any size. Today we service 8 multi-national corporations with over 150,000 employees each. Our largest deployment is for over 700,000 users and our smallest is for 24 users.
•	Continued Innovation through Collaborative Product Development. We work collaboratively with our clients on an ongoing basis to develop almost every part of our solution. The vast majority of our thousands of software features were designed with existing and prospective clients based on their specific functional requests.

Our Strategy

Our goal is to empower people, organizations, and communities with our comprehensive learning and talent management solution. Key elements of our strategy include:

Retain and Expand Business with Existing Clients.  We believe our existing installed base of clients offers a substantial opportunity for growth.

•	Focus on Client Success, Retention and Growth. We believe focusing on our clients’ success will lead to our own success. We developed a documented and formalized Client Success Framework that governs our operational model. Since 2002, we have averaged a 95% annual dollar retention rate. We strive to maintain our strong retention rates by continuing to provide our clients with high levels of service and support.
•	Sell Additional Platforms to Existing Clients. We believe there is a significant growth opportunity in selling additional functionality to our existing clients. Our clients on average implement two of the five platforms of our solution in their initial deployments. Many clients have subsequently deployed additional platforms as they recognize the benefits of our comprehensive solution. We intend to continue to sell additional platforms and services to our existing clients.

Strengthen Current Sales Channels.  We intend to increase our investments in both direct and indirect sales channels to acquire new clients.

•	Aggressively Invest in Direct Sales in North America. We believe that the market for learning and talent management is large and remains underpenetrated. As a result, we plan to grow both our enterprise and mid-market direct sales teams.
•	Expand and Strengthen Our Alliances. We intend to grow our distribution channels through key alliances, including the continued expansion of our regional relationships with distributors like CDP Group, Limited (China), Ceridian Canada Ltd. (Canada), Enable Education International LLC (Brazil), Kalleo Learning (South Africa), Neoris de Mexico, S.A. de C.V. (Mexico), T2 Optimise PTY Ltd. (Australia) and Xchanging HR Services Limited (UK). We plan to continue to extend our distribution through ADP by further enabling ADP’s global sales force; to date, we have enabled the sales forces of two of ADP’s business units.
•	Significantly Grow Our EMEA Operation. We believe a substantial opportunity exists to continue to grow sales of our solution internationally, particularly in Europe. We intend to grow our Europe, Middle-East and Africa, or EMEA, operations, which provide for direct sales, alliances, services and support in the region. We have grown our EMEA client base from 1 client at December 31, 2007 to 65 clients at December 31, 2010.

Target New Markets.  We believe substantial demand for our solution exists in industry sectors and geographic regions that have not been areas of focus to date.

•	Public Sector. We recently began selling to the public sector and intend to grow our public sector sales operations to target federal, state, and local government opportunities, as well as higher education and K-12 institutions.
•	Small- and Medium-Sized Businesses. We intend to expand our ability to service small businesses by creating Cornerstone Team Edition. We plan to build a small and medium business, or SMB, sales team to target companies with less than 250 employees. We also plan to build alliances to increase our distribution capabilities in the SMB segment.
•	Asia Pacific. We expect to build sales and service operations in Asia Pacific that are modeled after our EMEA operations.

Continue to Innovate and Extend Our Technological Leadership.  We believe we have developed over the last decade a deep understanding of the learning and talent management challenges faced by our clients. We continually collaborate with our clients to build extensive functionality that addresses their specific needs and requests. We plan to continue to use our expertise in learning and talent management and client relationships to develop new applications, features and functionality which will enhance our solution and expand our addressable market.

Make Cornerstone Built to Last.  Our growth strategy since inception has been deliberate, disciplined and focused on long-term success. This has allowed us to weather periods of economic turmoil and significant changes in the markets we serve without undergoing layoffs or business contraction. We plan to take the same systematic approach in the future.

We are also committed to empowering our employees and the communities around us, in part demonstrated by our creation of the Cornerstone OnDemand Foundation.

Our Solution

We offer a comprehensive learning and talent management solution that our clients use to develop, connect, evaluate and engage their employees, customers, vendors and distributors. We deliver our solution on-demand to our clients who access it over the Internet using a standard web browser. We built our solution using a single code base and a multi-tenant, multi-user architecture that we host in our data centers. Our solution primarily consists of five platforms for learning management, enterprise social networking, performance management, succession planning and extended enterprise. These platforms can be purchased individually, and additional platforms can be added easily. We also offer a number of cross-platform tools for analytics and reporting, employee profile management, employee on-boarding and e-learning content aggregation.

Our Platforms

Cornerstone Learning.  Our learning management platform helps clients deliver and manage enterprise training and development programs. It links employee development to other parts of the talent management lifecycle, including performance management and succession planning. Cornerstone Learning supports all forms of training, including instructor-led training, e-learning and virtual classroom sessions. We have made tens of thousands of online training titles from over 20 global e-learning vendors accessible through Cornerstone Learning to help clients reduce overall training expense and cost-effectively migrate to blended learning curricula of online and instructor-led training. Clients use Cornerstone Learning to:

•	manage local and global compliance programs, including the tracking of any recurring or non-recurring license, designation, certification, or other compliance-related training and continuing education requirements;
•	administer on-boarding programs and orientation for new hires;
•	access thousands of e-learning classes from our existing off-the-shelf content providers;
•	create, publish and deliver the client’s own proprietary training content with our authoring tools;
•	automate the administration of instructor-led training sessions, and launch and track virtual classrooms through integrations with third-party tools like Cisco Webex and Microsoft LiveMeeting;
•	deliver sophisticated curricula that can include multiple sequenced parts, multiple types of training and enforcement of pre-requisites and follow-up assignments; and
•	report on costs, participation levels and evaluations of development programs through permission-based dashboards, standard reports and custom reports.

Cornerstone Connect.  Cornerstone Connect brings enterprise social networking technologies to talent management to enable workplace collaboration, improve employee performance and drive innovation from client and distributor communities. Clients also use Cornerstone Connect to manage social or informal learning and expand their training and development programs beyond traditional classroom, e-learning or virtual classroom instruction. Cornerstone Connect is a social collaboration toolset that allows organizations and employees to:

•	build and search rich user profiles;
•	join and participate in specific communities of practice, as defined by the organization;
•	locate other employees around the organization who have specific expertise or institutional memory;
•	participate in discussions, send messages, contribute to corporate wikis, author blogs and download audio and videocasts;
•	subscribe to RSS and other types of information feeds; and
•	create online communities to support and engage alumni networks, both to capture organizational memory and knowledge as employees leave the organization and to maintain relations with alumni.

Cornerstone Performance.  Our employee performance management platform allows clients to direct and measure performance at the individual, departmental and organizational level through ongoing competency management, organizational goal setting, performance appraisal, compensation management and development planning. Performance data can also be used by the Cornerstone Learning platform to set training priorities and by the Cornerstone Succession platform to make informed workforce planning decisions. Clients use of Cornerstone Performance to:

•	cascade, track and report goals across the organization to improve business execution and proactively manage organizational objectives;
•	identify competency and skill gaps within an organization through manager and peer assessments, using either the clients’ own proprietary models or third-party competency models;
•	automate the annual and interim review process, benefit from a configurable workflow engine to design review questions and steps, automatically include the reviewee’s individual goals and competencies, provide managers with a comment assistant and calibrate review scores;
•	develop a pay-for-performance culture, aligning compensation allocation decisions with actual employee performance and goal achievement;
•	allow managers to work with employees to develop personalized development plans or dynamically create individualized development plans based on competency gaps; and
•	view dashboards or generate reports and meaningful data on every phase of the performance management cycle.

Cornerstone Succession.  Our succession and career management platform enables clients to make informed decisions about succession planning, potential organizational changes and retention of high-potential employees. Cornerstone Succession can be used by senior management for traditional succession planning related to high-level managers and executives as well as by employees to provide more input on possible career paths within the organization. Cornerstone Succession benefits from integration with other platforms in the solution, drawing performance data from Cornerstone Performance and enabling leadership development planning with Cornerstone Learning. Clients use Cornerstone Succession to:

•	develop and model succession plans, not only for the top level of executive leadership, but also deeper into their management hierarchy;
•	run internal recruiting scenarios to match available job openings with candidate skills, prior job roles, education, diversity, performance, potential and retention risk;
•	build and track talent pools around specific competencies, skills or job positions;
•	empower employees to take more active roles in their career development within the organization, allowing them to express career preferences and chart their current capabilities against those required for other jobs in a particular career path;
•	produce graphical, interactive organizational charts that not only reflect the current hierarchy of the organization or a specific business unit but also allow for modeling potential changes; and
•	view dashboards or generate reports on talent metrics, succession planning, internal recruiting and career management activities.

Cornerstone Extended Enterprise.  Our extended enterprise platform helps clients extend learning and talent management to their customers, vendors and distributors. Cornerstone Extended Enterprise enables clients to develop new profit centers, increase sales, cut support costs and boost channel productivity. Clients use Cornerstone Extended Enterprise to:

•	administer for-profit training programs to their own customers more effectively, providing them with a delivery platform, an automated registration system and e-commerce tools;
•	improve strategic partner enablement with better training, online best practice centers and more readily-available information on products and services;

•	increase customer engagement through social collaboration, virtual communities, educational programs and the enablement of customer-driven product innovation initiatives;
•	manage distributor certification programs; and
•	deliver training and targeted information to members of trade associations or other member-based organizations.

Cross-Platform Tools

There are a number of capabilities of our solution that cross all five platforms. These include:

•	Analytics, Reporting, and Dashboards. Our solution employs a proprietary reporting engine. In addition to over 110 included standard reports, the platform includes a custom reporting tool that allows clients to create highly specific reports. Our solution also includes dashboard technology to present graphical views of complex data.
•	MyTeam. MyTeam enables managers to access all employee information, development activities, compliance status, performance data, succession plans, social collaboration updates and action items for team members from a single, highly graphical view. Managers may view information for their direct reporting employees or other employees in their organization.
•	Talent Profiles. Managers can access integrated Talent Profiles to review key employee data in several locations across our solution. Talent Profiles function as employee identification cards, detailing user record information, performance ratings, succession management data, Cornerstone Connect activity and informal manager comments. These profiles are available throughout our solution where quick access to information is desired, including in performance reviews, organizational charts, succession plans, compensation plans and user record editing.
•	On-Boarding. Our on-boarding solution enables organizations to reduce time-to-productivity for new hires by integrating employees into their new environments more quickly and thoroughly. Organizations are able to assign new hire curricula and compliance training dynamically, inserting new employees into performance management processes, managing routine new hire paperwork, and engaging employees through online social collaboration communities, which can be organized by functional area or business unit.
•	E-Learning Content Aggregation. We have entered into distributor relationships with many off-the-shelf e-learning content vendors. This enables us to provide access to tens of thousands of e-learning classes for distribution across our solution. E-learning, like other forms of training, can be delivered in conjunction with development plans, competency assessments, succession planning scenarios, talent pools and career path exploration.

Editions

We currently offer two editions of our solution to meet the needs of organizations of different sizes. The Cornerstone Enterprise Edition is primarily geared to organizations with over 3,000 employees and is our most fully-featured and configurable offering. The Cornerstone Business Edition is primarily aimed at organizations with 250 to 3,000 employees and is substantially pre-configured to meet the needs of mid-sized organizations. The Cornerstone Team Edition, now in development, will be targeted to organizations with fewer than 250 employees. All of these editions are built on the same software code base.

Consulting Services

We offer comprehensive services to our clients to assist in the successful implementation of our solution and to optimize our clients’ use of our solution during the terms of their engagements. Most of our consulting services are offered on a time-and-material basis at a blended hourly rate for all services. However, we charge fixed fees for some integration service projects and training classes.

With our SaaS model, we have eliminated the need for lengthy and complex technology integrations, such as customizing software code, deploying equipment or maintaining unique delivery models or hardware infrastructure for individual clients. As a result, we typically deploy our solution in significantly less time than required for similar deployments of legacy software. Our consulting services include:

•	Implementation Services. We deploy our solution to clients through a documented process of discovery, design, and configuration. Most enterprise implementations require services for systems integration, data loading, and software configuration, as well as support with change management. For small and mid-sized clients, our solution can be implemented in a matter of weeks. For larger enterprise enterprises, implementation typically takes three to four months.
•	Integration Services. We provide a range of services and self-service tools to load data into a client’s portal and to integrate our solution with our client’s existing systems. Integration services include data feeds to and from HR information systems and enterprise resource planning systems, single sign on, historical data loads and integration of proprietary content.
•	Content Services. We offer e-learning content consulting services, including training needs analysis, content selection and curriculum design. In addition, we help clients manage their e-learning vendors, and we maintain an aggregated library of third-party online training classes in support of our clients.
•	Business Consulting Services. We provide business consulting services for existing and prospective clients, such as business process mapping, guidance on industry best practices and project management services. We expect to add additional business consulting services in the future based on client demand.
•	Educational Services. We provide product training to our clients during implementations and on an ongoing basis. We offer multiple forms of training, including custom classroom training, virtual instructor-led training, and asynchronous online training. Our training covers all aspects of administering and managing our solution. In addition, our Educational Services team offers live coaching and custom content development support for clients.

Account Services

We are dedicated to the success of our clients. We have developed a Client Success Framework which governs our operational model, the structure of our Account Services team and the types of services necessary at each stage of a client’s lifecycle.

Within this framework, we have developed the roles with primary responsibility to our clients at various levels of their organization:

•	Account Managers who interact with executive-level sponsors at a client and are focused on the overall relationship, sales to existing clients and client business concerns;
•	Client Success Managers who work directly with clients to maximize the value of their investment in our solution; and
•	Client Care Advisors who interact with client administrators and are focused on features and functions of our solution.

We believe this lifecycle-driven approach to client support and client success has contributed directly to our high client retention rate and high rankings for client satisfaction in independent research studies.

We offer support in multiple languages, at multiple levels, and through multiple channels, including global support coverage available 24 hours a day, seven days a week. We use our own Cornerstone Connect product to provide our clients and distributors with a virtual community to collaborate on product design, release management and best practices.

We monitor client satisfaction internally as part of formalized programs and at regular intervals during the client lifecycle, including during the transition from sales to implementation, at the completion of a consulting project and daily based on interactions with the Account Services team.

Clients

At December 31, 2010, we had over 480 clients with over 4.92 million registered users in 164 countries. Some of our significant clients across a variety of different industries include:

Business Services
ADP, Inc.
Kelly Services, Inc.
Xchanging UK Ltd.

Financial Services
Barclays Bank PLC
Deutsche Bank AG
Société Générale

Insurance
American International Group, Inc.
Liberty Mutual Insurance Company
RSA Insurance Group plc

Non-Profits
International Federation of Red Cross
Save the Children
Teach for America

Retail & Travel
Staples, Inc.
Starwood Hotels & Resorts Worldwide, Inc.
United Supermarkets, Ltd.

Education & Publishing
Kaplan Higher Education Corporation
Pearson, Inc.
Scholastic, Inc.

Healthcare
BJC HealthCare
Carilion Clinic
Legacy Health System

Media & Communications
EchoStar Corporation
Turner Broadcasting System, Inc.
Virgin Media Limited

Public Sector
County of San Mateo
Manchester Airport plc
State of Nebraska

Technology
Flextronics International USA, Inc.
Invensys, Inc.
Microsoft Corporation

Technology, Operations and Development

Technology

We designed our SaaS solution since inception with an on-demand architecture which our clients access via a standard web browser. Our solution uses a single code base, with all of our clients running on the current version of our solution. Our solution has been specifically built to deliver:

•	a consistent, intuitive end-user experience to limit the need for product training and to encourage high levels of end-user adoption and engagement;
•	modularity and flexibility, by allowing our clients to activate and implement virtually any combination of the features we offer;
•	high levels of configurability to enable our clients to mimic their existing business processes, workflows, and organizational hierarchies within our solution;
•	web services to facilitate the importing and exporting of data to and from other client systems, such as enterprise resource planning and human resource information system platforms;
•	scalability to match the needs of the largest global enterprises and to meet future client growth; and
•	rigorous security standards and high levels of system performance and availability demanded by our clients.

Our solution offers a localized user interface and currency conversion capabilities. It is currently available in the following languages: English (US), English (UK), Spanish (Spain), Spanish (Mexico), Portuguese (Portugal), Portuguese (Brazil), French (France), French (Canada), Italian, German, Dutch, Russian, Chinese Simplified, Thai, Japanese, Turkish, Czech, Danish, Latvian, Lithuanian, Norwegian, Polish and Swedish.

Our solution is deployed using a multi-tenant and multi-user architecture, which provides our enterprise clients with their own instance of a database. We employ a modularized architecture to balance the load of clients on separate sub-environments, as well as to provide a flexible method for scalability without impacting other parts of the current environment. This architecture allows us to provide the high levels of uptime required by our clients. Our existing infrastructure has been designed with sufficient capacity to meet our current and future needs.

Security is of paramount importance to us due to the sensitive nature of employee data. We designed our solution to meet rigorous industry security standards and to assure clients that their sensitive data is protected across the system. We ensure high levels of security by segregating each client’s data from the data of other clients and by enforcing a consistent approach to roles and rights within the system. These restrictions limit system access to only those individuals authorized by our clients. We also employ multiple standard technologies, protocols and processes to monitor, test and certify the security of our infrastructure continuously, including periodic security audits and penetration tests conducted by our clients and third parties.

We are standardized on Microsoft .NET technologies and write the majority of our software in industry-standard software programming languages, such as C#. We use Web 2.0 technologies, such as AJAX, extensively to enhance the usability, performance, and overall user experience of our solution. Microsoft SQL Server is deployed for our relational database management system. Apart from these and other third-party components, our entire learning and talent management solution has been specifically built and upgraded by our in-house development team. We have not acquired or integrated any other third-party technology as the basis of any of our platforms.

Operations

We physically host our on-demand solution for our clients in two secure data center facilities, one located in El Segundo, California and the other located in London, United Kingdom. Both facilities are leased from Equinix, Inc. These facilities provide both physical security, including manned security 365 days a year, 24 hours a day, seven days a week, biometric access controls and systems security, including firewalls, encryption, redundant power and environmental controls.

Our infrastructure includes firewalls, switches, routers, load balancers, IDS/IPS and application firewalls from Cisco Systems to provide the networking infrastructure and high levels of security for the environment. We use IBM Blade Center servers and rack-mounted servers to run our solution and Akamai Technologies’ Global Network of Edge Servers for content caching. We use storage area network (SAN) hardware from EMC at both data center locations. These SAN systems have been architected for high performance and data-loss protection, and we believe these systems have the capacity and scalability to enable us to grow for the foreseeable future.

Research and Development

The responsibilities of our research and development organization include product management, product development, quality assurance and technology operations. Our research and development organization is located primarily in our Santa Monica, California headquarters. We also employ a small, full-time team of quality assurance analysts and engineers in our Mumbai, India office. These employees are primarily responsible for patch and regression testing.

Our development methodology, in combination with our SaaS delivery model, allows us to release new and enhanced software features on a quarterly or more frequent basis. We follow a well-defined communications process to support our clients with release management. We patch our software on a bi-weekly basis. Based on feedback from our clients and prospects, we continuously develop new functionality while enhancing and maintaining our existing solution. We do not need to maintain multiple engineering teams to support different versions of the code because all of our clients are running on the current version of our solution.

Our research and development expenses were $2.7 million in 2008, $2.8 million in 2009, and $5.6 million in 2010.

Sales and Marketing

Sales

We sell our solution and services both directly through our sales force in North America and Europe, and indirectly through our domestic and international network of distributors. We currently service clients in a wide range of industries with specific focus on business services, financial services, healthcare, insurance, manufacturing, retail, and high technology. We have a number of direct sales teams organized by market segment and geography, as follows:

•	Enterprise. Our enterprise sales team focuses on the sale of Cornerstone Enterprise Edition to large enterprises with greater than 3,000 employees. This team is composed primarily of experienced solution sales executives, with an average tenure of 17 years in sales. We intend to continue to grow this team.
•	Mid-Market. Our mid-market sales team sells Cornerstone Business Edition to organizations with 250 to 3,000 employees. We plan to grow this team with the addition of regional sales people throughout the U.S.
•	EMEA. We have both enterprise and mid-market sales professionals based in core European markets, and we intend to add additional sales personnel throughout Europe.
•	Strategic Accounts. We have a small strategic account team focused on the sale of Cornerstone Enterprise Edition to large multi-national corporations.
•	Public Sector. Our public sector sales team targets federal, state & local government, as well as K-12 and higher education institutions. We recently formed this team, and we plan to grow it in the near term.
•	SMB. While we do not have an SMB team today, we plan to form a telesales team to sell Cornerstone Team Edition to organizations with fewer than 250 employees.

Our direct sales team is supported by product specialists who provide technical and product expertise to facilitate the sales process. Our sales enablement professionals provide ongoing professional development for the sales professionals to increase their effectiveness at selling in the field. We also maintain a separate team of account managers responsible for renewals and up-sales to existing clients, as described above.

Marketing

We manage demand generation programs, develop sales pipelines and enhance brand awareness through our marketing initiatives. Our marketing programs target HR executives, technology professionals and senior business leaders. Our principal marketing initiatives include:

•	Demand Generation. Our demand generation activities include lead generation through email and direct mail campaigns, participation in industry events, securing event speaking opportunities, online marketing and search marketing.
•	Client and Distributor Marketing. We market to our clients, including demand generation for additional sales opportunities, hosting of regional client user group meetings, and hosting of our annual Cornerstone Convergence global user conference. We also co-market with our strategic distributors, with programs including joint press announcements and demand generation activities.
•	Marketing Communications. We undertake product marketing, media relations, corporate communications and analyst relations activities.
•	Regional Account Development. We telemarket to, and prospect for, target accounts.

Strategic Relationships

We have entered into alliance agreements in order to expand our capabilities and geographic presence and provide our clients with access to specific types of content.

Outsourcing and Distribution Relationships

Following a highly competitive evaluation process, ADP selected us in 2009 as the provider of their learning and talent management solution. ADP resells our solution globally as ADP Talent Management through a five year distributor agreement. We view this strategic selection by ADP as validation by one of the world’s largest HR services companies of our approach to integrated talent management.

We also have developed a network of relationships with outsourcing, distribution, and referral partners to expand our reach and provide product and services sales through indirect channels. These include resale agreements with global vendors, as well as regional distributors such as CDP Group, Limited in China, Ceridian Canada Ltd. in Canada, Enable Education International LLC in Brazil, Kalleo Learning in South Africa, Neoris de Mexico, S.A. de C.V. in Mexico, T2 Optimise PTY Ltd. in Australia and Xchanging HR Services Limited in the UK. We expect to continue to add distributors to build our sales presence in certain geographic and vertical markets.

Consulting and Services Relationships

We have entered into alliance relationships with HR consulting firms to deliver consulting services, such as implementation and content development services, to clients. These include relationships with firms such as Intelladon Corporation and Logica Management Consulting (France).

Content and Product Relationships

We have developed distributor agreements with a wide range of vendors which provide off-the-shelf e-learning content and custom learning content development services. Through this network, we are able to offer an extensive library of online training content to our clients through our solution. Our content distributors for e-learning content include industry leaders such as Cegos SA, Corpedia, Inc., Element K Corporation, MindLeaders.com, Inc. and SkillSoft Corporation, as well as regional and vertically-focused online training providers. In addition, we have agreements with providers of specific competency models for use by our clients directly in our solution.

Competition

The market for learning and talent management software specifically, and for human resource technology generally, is highly competitive, rapidly evolving and fragmented. This market is subject to changing technology, shifting client needs and frequent introductions of new products and services.

Most of our sales efforts are competitive, often involving requests for proposals, or RFPs. We compete primarily on the basis of providing a comprehensive, fully integrated solution for learning and talent management as opposed to specific service offerings.

In the learning management systems segment, our competitors include Plateau Systems, Saba Software and SumTotal Systems. Most of our competitors in this segment have multiple versions of legacy software, whereas we offer a single version of our SaaS solution. In this segment, we compete primarily based on:

•	total cost of ownership and implementation times;
•	our comprehensive approach to client service and focus on client success;
•	the ease of use of our solution and overall user experience;
•	the breadth of our solution to meet our clients’ current and evolving needs;
•	our ability to provide scalability and flexibility for large and complex global deployments;
•	our integration with third-party e-learning providers domestically and internationally; and
•	our ability to serve the extended enterprise of our clients’ partners, distributors, contractors, alumni, members, volunteers and customers.

In the employee performance management systems segment, our competitors include Halogen Software, Softscape, Stepstone and SuccessFactors. These vendors are, like us, largely SaaS providers. We compete in this segment primarily on the basis of:

•	the criticality of learning and development to an effective performance management program, relying on our strengths in both learning and performance management;
•	the quality of our service and focus on client success;
•	the breadth and depth of our product functionality;
•	the flexibility and configurability of our software to meet the changing content and workflow requirements of our clients’ business units;
•	the level of integration, configurability, security, scalability and reliability of our solution;
•	our vision of integrated learning and talent management, combined with our ability to innovate and respond to client needs rapidly; and
•	the demonstrable benefits and positive business impact our clients have experienced.

In addition, we compete with talent management solutions like Jive Software and Taleo that focus on specific aspects of talent management, such as social networking or applicant tracking. Most of our clients are seeking a broader talent management solution, but may combine our solution with a niche solution, such as one for applicant tracking.

We also compete with Oracle and SAP, though most of our enterprise clients have us integrate with their implementations of those enterprise resource planning, or ERP, systems. Relative to these ERP vendors, we compete on the basis of the breadth and depth of our solution in the area of learning and talent management and the ease of use of our solution.

Many of our competitors and potential competitors have greater name recognition, longer operating histories and larger marketing budgets. For additional information, see “Risk Factors — Risks Related to Our Business and Industry — The market in which we participate is intensely competitive, and if we do not compete effectively, our operating results could be harmed.”

The Cornerstone OnDemand Foundation

To demonstrate our commitment to empowering people and communities, we formed the Cornerstone OnDemand Foundation, or the Foundation, in 2010. The Foundation seeks to empower communities in the United States and internationally by increasing the impact of the non-profit sector through the utilization of our learning and talent management solution and strategies.

The Foundation focuses its efforts on the areas of education, workforce development and disaster relief. We have enlisted the help of our employees, clients and distributors to support the Foundation in its efforts. The Foundation is designed to be self-sustaining over time through a variety of ongoing funding streams, such as donations, sponsorships and distribution fees. The Foundation will offer a number of programs to support non-profit initiatives, including:

•	Non-Profit Program. The Foundation will offer non-profit clients our solution and services at a discount, in certain cases of up to 100%. We currently have direct agreements providing similar pricing with non-profit clients that we intend to transfer to the Foundation, including:

Education	Workforce Development	Disaster Relief
KIPP New Teacher Project Teach for America	Goodwill United Way City Year	Feeding America Oxfam Save the Children
•	HR Pro Bono Corps. In our experience, non-profits often lack the capacity or HR resources to maximize the productivity of their employees and volunteers. In response, the Foundation is forming an HR Pro Bono Corps in partnership with the Taproot Foundation and our clients in order to match non-profits in need with HR professionals willing to consult on a voluntary basis.
•	Community Empowerment Initiatives. To expand the Foundation’s reach, we have enabled our clients to support their own charitable initiatives by utilizing our solution at no cost for approved programs.
•	Strategic Initiatives. One of the tenets of the Foundation is to match our expertise with community needs. The Foundation is creating strategic initiatives around the areas of volunteer management and teacher empowerment. The Foundation is working with our non-profit clients and other clients to develop a volunteer management system to meet the needs of both the non-profits using volunteers and the organizations supplying them. The Foundation will also work with its K-12 partners to build a teacher empowerment platform that disseminates best practices in teacher professional development across school districts.

We are currently finalizing the terms for our relationship with the Foundation.

Proprietary Rights

To safeguard our proprietary and intellectual property rights, we rely upon a combination of patent, copyright, trade secret and trademark laws in the United States and in other jurisdictions, and on contractual restrictions. Our key assets include our software code and associated proprietary and intellectual property rights, in particular the trade secrets and know-how associated with our learning and talent management solution which we developed internally over the years. We were issued a patent for our software in 2003 which expires in 2021, we own registered trademarks and we will continue to evaluate the need for additional patents and trademarks. We have confidentiality and license agreements with employees, contractors, clients, distributors and other third parties, which limit access to and use of our proprietary information and software.

Though we rely in part upon these legal and contractual protections, we believe that factors such as the skills and ingenuity of our employees, creation of new modules, features, and functionality, collaboration with our clients, and frequent enhancements to our solution are larger contributors to our success in the marketplace.

Despite our efforts to preserve and protect our proprietary and intellectual property rights, unauthorized third parties may attempt to copy, reverse engineer, or otherwise obtain portions of our product. Competitors may attempt to develop similar products that could compete in the same market as our products. Unauthorized disclosure of our confidential information by our employees or third parties could occur. Laws of other jurisdictions may not protect our proprietary and intellectual property rights from unauthorized use or disclosure in the same manner as the United States. The risk of unauthorized uses of our proprietary and intellectual property rights may increase as our company continues to expand outside of the United States.

Third-party infringement claims are also possible in our industry, especially as software functionality and features expand, evolve, and overlap with other industry segments. Current and future competitors, as well as non-practicing patent holders, could claim at any time that some or all of our software infringes on patents they now hold or might obtain or be issued in the future.

Seasonality

Our sales are seasonal in nature. We sign a significantly higher percentage of agreements with new clients, as well as renewal agreements with existing clients, in the fourth quarter of each year. In addition, we sign a significant portion of these agreements during the last month, and with respect to each quarter, often the last two weeks of the quarter. We believe this seasonality is driven by several factors, most notably the tendency of procurement departments at our enterprise clients to purchase technology at the end of a quarter or calendar year, possibly in order to use up their available quarterly or annual funding allocations, or to be able to deploy new talent management capabilities prior to the beginning of a new financial or performance period. As the terms of most of our client agreements are measured in full year increments, agreements initially entered into the fourth quarter or last month of any quarter will generally come up for renewal at that same time in subsequent years.

Business Segment and Geographical Information

We operate in a single operating segment. For geographic financial information, see Note 11 to our consolidated financial statements.

Litigation

From time to time, we are subject to various legal proceedings that arise in the normal course of our business activities. In addition, from time to time, third parties may assert intellectual property infringement claims against us in the form of letters and other forms of communication. As of the date of this prospectus, we are not a party to any litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our results of operations, prospects, cash flows, financial position or brand.

Employees

At December 31, 2010 we had 327 employees, which is a 54% increase from 213 employees at December 31, 2009. None of our employees are covered by a collective bargaining agreement, and we have never experienced a strike or similar work stoppage. We consider our relations with our employees to be good. Internally, we strive to empower our people by using our solution to on-board, develop, connect, align, assess, retain and promote our own employees.

Facilities

Our principal offices are located Santa Monica, California where we occupy approximately 30,000 square feet of space under two subleases that expire in November 2011. We have additional facilities in London, Paris, Munich, Tel Aviv and Mumbai. We believe that our facilities are adequate for our current needs and that suitable additional or substitute space will be available as needed to accommodate planned expansion of our operations.

MANAGEMENT

The following table provides information regarding our executive officers, key employees and directors as of December 31, 2010:

Name	Age	Position
Executive Officers and Directors:
Adam L. Miller	41	President and Chief Executive Officer, Director
Perry A. Wallack	41	Chief Financial Officer
Steven D. Seymour	41	Executive Vice President of Strategic Accounts
Vincent Belliveau	34	General Manager of Europe, Middle East and Africa
David J. Carter	47	Vice President of Sales
Mark Goldin	49	Chief Technology Officer
R. C. Mark Baker(1)(2)	64	Director
Harold W. Burlingame(1)(2)	70	Director
Byron B. Deeter(3)	36	Director
James McGeever(1)(2)	44	Director
Neil G. Sadaranganey(3)	41	Director
Robert D. Ward(3)	43	Director
Key Employees:
Kirsten Maas Helvey	40	Vice President of Consulting Services
Frank A. Ricciardi	39	Vice President of Global Account Services
Julie Norquist Roy	44	Vice President of Marketing
David L. Somers	38	Vice President of Alliances and Strategy

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Member of the nominating and corporate governance committee

Executive Officers and Directors

Adam L. Miller founded the company and has been our President and Chief Executive Officer since May 1999 and a member of our board of directors since May 1999. In addition to strategy, sales and operations, Mr. Miller has led our product development efforts since our inception. Prior to founding Cornerstone, Mr. Miller was an investment banker with Schroders plc, a financial services firm. Since its formation, Mr. Miller has served as the Chairman of the Cornerstone OnDemand Foundation, which leverages Cornerstone’s expertise, solutions and partner ecosystem to help empower communities. Mr. Miller also writes and speaks extensively about talent management and on-demand software. Mr. Miller holds a J.D. from the School of Law of the University of California, Los Angeles (UCLA), an M.B.A. from UCLA’s Anderson School of Business, a B.A. from the University of Pennsylvania (Penn) and a B.S. from Penn’s Wharton School of Business. He also earned C.P.A. and Series 7 certifications. We believe that Mr. Miller possesses specific attributes that qualify him to serve as a member of our board of directors, including his operational expertise and the historical knowledge and perspective he has gained as our Chief Executive Officer and one of our founders.

Perry A. Wallack co-founded the company and has served as our Vice President of Finance, and later as our Chief Financial Officer, since August 1999. Prior to co-founding the company, from 1998 to 1999, Mr. Wallack was a Business Manager with Grant, Tani, Barish and Altman, Inc., a business management firm. From 1992 to 1998, Mr. Wallack held several roles including, Staff Accountant (in both Audit and Tax), Senior Accountant (in both Audit and Tax) and Manager in Business Management at Ernst & Young LLP, an auditing firm. Mr. Wallack holds a B.A. in Economics from the University of Michigan, Ann Arbor and earned his C.P.A. (inactive) in 1996.

Steven D. Seymour co-founded the company and has served as our Vice President of Strategic Accounts, and later as our Executive Vice President of Strategic Accounts, since January 2001. Prior to co-founding the company, Mr. Seymour was a Vice President in the High Net Worth group of Schroder plc, a financial services firm. Mr. Seymour holds a B.S. in Economics and a B.A. in English from the University of Southern California.

Vincent Belliveau has served as our General Manager of Europe, Middle East and Africa, or EMEA, since June 2007. Prior to joining us, Mr. Belliveau served as the North East Europe Director of the Master Data Management and Information Integration Solutions division of International Business Machines Corporation, a technology systems and services company, from July 2005 to May 2007, and its EMEA Sales Director for its WebSphere Product Center Software from September 2004 to July 2005. In addition, from May 2002 until September 2004, Mr. Belliveau served as the European Sales Director at Trigo Technologies, Inc. Mr. Belliveau received his Commerce Baccalaureate (B.Com) from McGill University, where he majored in Accounting and Finance.

David J. Carter has served as our Vice President of Sales since June 2008. Prior to joining us, Mr. Carter served as Vice President of Sales at Accenture BPO Services, a wholly owned subsidiary of Accenture LLC, from June 2006 to June 2008, and Savista Corporation, which was acquired by Accenture LLC, from October 2004 to June 2006, both of which were human resource outsourcing services providers. Previously, Mr. Carter served as Vice President of Sales at Ceridian Corporation, a human resource services company, from July 2000 to October 2004. Prior to Ceridian, Mr. Carter was Vice President of Sales at ProBusiness Services, Inc., a provider of payroll and benefits administration solutions. Mr. Carter holds a B.A. in Economics from Clark University.

Mark Goldin has served as our Chief Technology Officer since June 2010. Prior to joining us, Mr. Goldin served as Chief Technology Officer at DestinationRx, Inc., a healthcare data management company, from September 2009 to June 2010. From August 2005 to September 2008, Mr. Goldin was Chief Operations and Technology Officer at Green Dot Corporation, a financial services company. Prior to Green Dot, from December 1992 to August 2005, Mr. Goldin served as Senior Vice President and Chief Technology Officer at Thomson Elite, a provider of technology solutions for professional services firms and currently part of Thomson Reuters Corporation.

R.C. Mark Baker has served as a member of our board of directors since October 2003. Mr. Baker is the founder of Touchstone Systems, Inc., a company that supplies voice over internet protocol, or VoIP, international voice termination services and hosted OSS services, and has served as its Chief Executive Officer since September 2003. Mr. Baker has a long history of working in the telecommunications industry, serving as an officer or director of various companies including Ionex Telecommunications, Inc., Birch Telecommunications, USA Global Link GmbH, Keyon Communications Holdings, Inc. and British Telecom, and held various senior positions with AT&T Corp., including Executive Vice President International, Vice President and General Manager-International Services, Vice President Strategy, as well serving as a member of AT&T’s senior management team. Mr. Baker has also served as a director of British Telecom Satellite Services, British Telecom Marine, NIS (Japan), McCaw Cellular USA, British Telecom Syncordia, AT&T Submarine Systems, Alestra (Mexico) and Telecom Italia. We believe that Mr. Baker possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience leading and managing technology companies and his past service as a director of other technology companies.

Harold W. Burlingame has been a member of our board of directors since March 2006. From December 2004 to July 2010, Mr. Burlingame served as Chairman of ORC Worldwide, Inc., a provider of human resource knowledge and solutions. In addition, since June 1998, Mr. Burlingame has served as a director of UniSource Energy Corporation, an owner of electric and gas service providers. Previously, Mr. Burlingame served as Executive Vice President of Human Resources for AT&T Corp., and as Senior Executive Advisor for AT&T Wireless. Mr. Burlingame received his B.A. in Communications from Muskingum College. We believe that Mr. Burlingame’s extensive experience in human resources and management qualifies him to serve as a member of our board of directors.

Byron B. Deeter has been a member of our board of directors since May 2007. Since April 2005, Mr. Deeter has been employed by Bessemer Venture Partners, a venture capital firm, where he currently serves as a Partner. Prior to joining Bessemer Venture Partners, Mr. Deeter served as a director at International Business Machines Corporation from April 2004 to April 2005. Before that, Mr. Deeter co-founded in Trigo Technologies, Inc. and held various positions there, including President and Chief Executive Officer, from January 2000 to November 2000, and Vice President, Business Development, from November 2000 to April 2004. Mr. Deeter holds a B.A. with honors from the University of California, Berkeley in political economies of industrial societies. Mr. Deeter currently serves on our board as a designee of Bessemer Venture Partners pursuant to a contractual agreement among our stockholders that will terminate upon the completion of this offering. We believe that Mr. Deeter possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience in the venture capital industry and his years of business and leadership experience.

James McGeever has been a member of our board of directors since June 2010. Mr. McGeever has served as the Chief Operating Officer of NetSuite Inc., a provider of business management applications, since July 2010. Prior to this role, Mr. McGeever served as Netsuite’s Chief Financial Officer from June 2000 to June 2010 and as its Director of Finance from January 2000 to June 2000. Prior to joining Netsuite, Mr. McGeever was the Controller of Clontech Laboratories, Inc., a biotechnology company, from 1998 to 2000 and the Corporate Controller at Photon Dynamics, Inc., a capital equipment maker, from 1994 to 1998. Mr. McGeever holds a B.Sc. from the London School of Economics. We believe that Mr. McGeever possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience in the management of technology companies and his experience in the software industry and with SaaS.

Neil G. Sadaranganey has been a member of our board of directors since November 2007. From July 2006 to September 2010, Mr. Sadaranganey was a General Partner at Bay Partners, a venture capital firm, where he led the firm’s software-as-a-service and Internet practice. Before joining Bay Partners, Mr. Sadaranganey held senior product management roles at Good Technology, Inc., a mobile device management products company, Sun Microsystems, Inc. and RealNetworks, Inc., where he ran the Enterprise group. Mr. Sadaranganey was part of the founding team of Afara Websystems Inc., which was acquired by Sun Microsystems in 2002. Mr. Sadaranganey holds a Bachelor of Applied Science in Systems Design Engineering from the University of Waterloo and an M.B.A. from the Stanford Business School. Mr. Sadaranganey currently serves on our board as a designee of Bay Partners pursuant to a contractual agreement among our stockholders that will terminate upon the completion of this offering. We believe that Mr. Sadaranganey possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience with enterprise software and Internet companies, as well as his software product management and systems integration experience.

Robert D. Ward has been a member of our board of directors since January 2009. Since 1999, Mr. Ward has been a Managing Director of Meritech Capital, a venture capital firm. Mr. Ward received a B.A. in political economy from Williams College and a M.S. in management from the Massachusetts Institute of Technology. Mr. Ward currently serves on our board as a designee of Meritech Capital pursuant to a contractual agreement among our stockholders that will terminate upon the completion of this offering. We believe that Mr. Ward possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience in the venture capital industry.

Key Employees

Kirsten Maas Helvey has served as our Vice President of Consulting Services since April 2006. From March 2003 to October 2004, Ms. Helvey served as a Senior Account Manager. Prior to joining the company, from September 2002 to February 2003, Ms. Helvey served as a supply chain operations strategy consultant in the Business Consulting Services group of International Business Machines Corporation, a technology systems and services company. Prior to that, from February 1999 to September 2002, Ms. Helvey was a supply chain operations strategy consultant at PricewaterhouseCoopers LLP. Ms. Helvey holds a B.A. in English Literature from Skidmore College.

Frank A. Ricciardi has served as our Vice President of Global Account Services since June 2007. From March 2005 to June 2007, Mr. Ricciardi was our Director of Account Management. Prior to joining us, from January 2004 to November 2004, Mr. Ricciardi was a Senior Principal at Convergys Corporation, a management services company. Beginning in September 2000, Mr. Ricciardi held several positions at DigitalThink, Inc., including Alliance Manager, Strategic Account Manager, Strategic Account Director and Regional Vice President of Services before it was acquired by Convergys Corporation. Mr. Ricciardi holds a B.S. in Finance and Economics from Drexel University.

Julie Norquist Roy has served as our Vice President of Marketing since March 2008. Before assuming that position, from January 2007 to March 2008, Ms. Norquist Roy served as our Director of Marketing. Prior to joining us, from November 1999 to January 2006, Ms. Norquist Roy held the role of Vice President of Marketing, EMEA for InStranet, Inc., a knowledge management software company. Ms. Norquist Roy holds a B.A. in Social Sciences and International Relations from the University of California, Berkeley and an M.B.A. from the Thunderbird School of Global Management.

David L. Somers has served as our Vice President of Alliances and Strategy since July 2009. Before assuming that position, Mr. Somers served as our Senior Director of Strategy and Research from January 2008 to July 2009 and as our Senior Director, Consulting Services from January 2006 to January 2008. Prior to joining us, from November 2004 to January 2006, Mr. Somers served as Manager, Strategy Consulting at Ariba Inc., a business commerce solutions company. In addition, from May 2003 to November 2004, Mr. Somers served as Manager, Technology at the Walt Disney Company, a media and entertainment company. Mr. Somers holds an M.B.A. from the Anderson School of Management of the University of California, Los Angeles, as well as a B.S. in Kinesiology from Indiana University.

There are no family relationships among any of our directors, executive officers or key employees.

Board Composition and Risk Oversight

Upon completion of this offering, our board of directors will consist of seven members, six of whom will qualify as “independent” according to the rules and regulations of the NASDAQ Stock Market, or NASDAQ.

In accordance with our amended and restated certificate of incorporation, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	The Class I directors will be Messrs. Deeter, Sadaranganey and Ward and their terms will expire at the first annual general meeting of stockholders to be held after the completion of the offering;
•	The Class II directors will be Messrs. McGeever and Burlingame and their terms will expire at the second annual general meeting of stockholders to be held after the completion of the offering; and

•	The Class III directors will be Messrs. Miller and Baker and their terms will expire at the third annual general meeting of stockholders to be held after the completion of the offering.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Our board of directors is responsible for, among other things, overseeing the conduct of our business; reviewing and, where appropriate, approving our long-term strategic, financial and organizational goals and plans; and reviewing the performance of our chief executive officer and other members of senior management. Following the completion of this offering, our board of directors intends to conduct an annual self-evaluation at the end of each fiscal year, which will include a review of any areas in which the board of directors or management believes the board of directors can make a better contribution to our corporate governance, as well as a review of the committee structure and an assessment of the board of directors’ compliance with corporate governance principles. In fulfilling the board of directors’ responsibilities, directors will have full access to our management and independent advisors.

Our board of directors, as a whole and, following the completion of this offering, through its committees, has responsibility for the oversight of risk management. Our senior management is responsible for assessing and managing our risks on a day-to-day basis. Our audit committee will discuss with management our policies with respect to risk assessment and risk management and our significant financial risk exposures and the actions management has taken to limit, monitor or control such exposures, and our compensation committee will oversee risk related to compensation policies. Both our audit and compensation committees will report to the full board of directors with respect to these matters, among others.

Board Committees

Our board of directors has established the following committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee will have the composition and primary responsibilities described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee evaluates the independent auditors’ qualifications, independence and performance and approves the audit and non-audit services to be performed by our independent auditors; discusses with management and the independent auditors the scope and the results of the annual audit and the review of our quarterly consolidated financial statements; reviews our critical accounting policies and practices; monitors the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters; reviews the adequacy and effectiveness of our internal control policies and procedures and annually reviews the audit committee charter and the committee’s performance. The current members of our audit committee are Messrs. Baker, Burlingame and McGeever, with Mr. McGeever serving as the chairman of the committee. All members of our audit committee meet the requirements for financial literacy under applicable SEC and NASDAQ rules and regulations. Our board of directors has determined that Mr. McGeever is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under applicable NASDAQ rules and regulations. All members of our audit committee are independent under applicable SEC and NASDAQ rules and regulations. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and NASDAQ.

Compensation Committee

Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. Among other matters, the compensation committee reviews and approves corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives, and sets the compensation of these officers based on such evaluations. The compensation committee also administers our equity compensation plans and annually reviews the compensation committee charter and the committee’s performance. The current members of our compensation committee are Messrs. Baker, Burlingame and McGeever, with Mr. Burlingame serving as the chairman of the committee. All of the members of our compensation committee are independent under the applicable rules and regulations of the SEC and NASDAQ and meet the definition of outside directors under Section 162(m) of the Internal Revenue Code of 1986, as amended.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for making recommendations regarding candidates for directorships and the size and composition of our board of directors, overseeing our corporate governance guidelines and reporting and making recommendations to our board concerning governance matters and overseeing the board evaluation process. The current members of our nominating and corporate governance committee are Messrs. Deeter, Sadaranganey and Ward, with Mr. Deeter serving as the chairman of the committee. All of the members of our nominating and corporate governance committee are independent under the applicable rules and regulations of the SEC and NASDAQ. The nominating and corporate governance committee does not have a formal diversity policy in place but will consider diversity of relevant experience, expertise and background, among other factors, in identifying nominees for directors.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has at any time during the past year been an officer or employee of ours. None of our executive officers currently serves or in the past year has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our chief executive officer, chief financial officer and other principal executive and senior officers responsible for financial reporting. The code of business conduct and ethics will be available on our website at www.csod.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Director Compensation

Directors who are employees or affiliated with significant stockholders do not currently receive any compensation for their service on our board of directors. Each non-employee director who is not affiliated with a significant stockholder currently receives $1,000 per meeting of the board of directors attended in person and $500 per meeting attended telephonically. In addition, in connection with the appointment of James McGeever as one of our non-employee directors, on September 20, 2010, our board granted Mr. McGeever an immediately exercisable option to purchase 60,000 shares of our common stock at a price of $2.76 per share. Mr. McGeever subsequently exercised this option and currently holds 60,000 shares of our common stock. If Mr. McGeever’s service as a member of our board terminates for any reason, we have a right to repurchase his shares within 90 days of his termination. Our right to repurchase Mr. McGeever’s shares lapses as to 1/3 of such shares on the first anniversary of the vesting commencement date and as to 1/36 of such shares each month thereafter, on the same day of the month as the vesting commencement date, such that the repurchase right will have lapsed as to all of his shares on the third anniversary of the vesting commencement date, subject to Mr. McGeever’s continued service on our board on each such date. Upon the occurrence of a change of control (as defined in the 2009 Equity Incentive Plan), our right to repurchase Mr. McGeever’s shares will lapse as to all shares that remain subject to our repurchase right at the time the change of control occurs. For a description of our 2009 Equity Incentive Plan, see “Executive Compensation — Employee Benefit and Stock Plans — 2009 Equity Incentive Plan.”

Effective upon the closing of this offering, each non-employee director will be entitled to receive an annual board retainer of $35,000. In addition, each such non-employee director serving on our audit committee, compensation committee or nominating and corporate governance committee will be entitled to an additional annual retainer of $5,000, $3,000, and $2,500, respectively, for serving as a member of such committees or $20,000, $10,000 and $5,000, respectively, for serving as the chairperson of such committees.

In addition to compensation described above, each new non-employee director who joins our board after the completion of this offering will be granted an initial stock option award to purchase shares of our common stock with a target value of $350,000 using Black-Scholes methodology upon election to our board. All non-employee directors will receive, on the date of each of our annual stockholder meetings after the completion of this offering, an annual stock option award to purchase shares of our common stock with a target value of $175,000 using Black-Scholes methodology. The exercise price of each such option will be equal to the fair market value of our common stock on the date of grant. Each initial stock option award will vest as to 1/3 of the shares subject to the option on the first anniversary of the date the director joined the board and the remaining shares will vest monthly in equal increments over the following two years. Each annual stock option award will vest on the first anniversary of the date of grant.

The following table sets forth information regarding compensation earned by our non-employee directors during the year ended December 31, 2010.

	Fees Earned or Paid in Cash	Option Awards(1)	Total
Harold W. Burlingame	$5,500	$—	$5,500
Mark Baker	$5,500	$—	$5,500
Robert Ward	—	—	—
Byron Deeter	—	—	—
Neil Sadaranganey	—	—	—
James McGeever	—	$227,832	$227,832

(1)	Amount reflects the aggregate grant date fair value of options granted during fiscal year 2010 computed in accordance with Statement of Financial Accounting Standard Board, or FASB, Accounting Standards Codification, or ASC, Topic 718, Stock Compensation. This amount does not necessarily represent the actual value that may be realized by the director. The valuation assumptions used in determining such amounts are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Significant Factors, Assumptions and Methodologies Used in Determining Fair Value of Common Stock.”

At December 31, 2010, each of our non-employee directors held the following options:

Name	Shares Subject to Outstanding Options
Harold W. Burlingame	100,000
Mark Baker	125,000
Robert Ward	—
Byron Deeter	—
Neil Sadaranganey	—
James McGeever	—

As of December 31, 2010, Mr. McGeever held 60,000 shares of our common stock subject to a repurchase right. None of our other directors held any stock awards as of such date.

On January 14, 2011, our board granted Mr. McGeever, one of our non-employee directors, an option to purchase 15,000 shares of our common stock at an exercise price of $8.88, the fair market value of our common stock on that date as determined by our board. This stock option will vest as to 1/3 of the shares subject to the option on the first anniversary of the vesting commencement date, and the remaining shares will vest in equal monthly increments over the following two years, subject to Mr. McGeever’s continued service on our board on each such date. Upon the occurrence of a change of control (as defined in the 2009 Equity Incentive Plan), all of the then-unvested shares subject to the option will vest at the time the change of control occurs. For a description of our 2009 Equity Incentive Plan, see “Executive Compensation — Employee Benefit and Stock Plans — 2009 Equity Incentive Plan.”

On January 14, 2011, our board granted each of Messrs. Burlingame and Baker, both non-employee directors, an option to purchase 25,000 shares of our common stock at an exercise price of $8.88, the fair market value of our common stock on that date as determined by our board. Each of these stock options will vest in full on the first anniversary of the date of grant, subject to the applicable director’s continued service on our board on such date.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides information about the material components of our compensation program for our named executive officers, or NEOs. Our NEOs for 2009 and 2010 were Adam Miller, President and Chief Executive Officer; Perry Wallack, Chief Financial Officer; Steven Seymour, Executive Vice President of Strategic Accounts; Vincent Belliveau, General Manager of Europe, Middle East and Africa; David Carter, Vice President of Sales; and Mark Goldin, our Chief Technology Officer.

General Compensation Philosophy

Our general compensation philosophy is to provide programs that attract, retain and motivate key employees who are critical to our long-term success. We strive to provide a compensation package to our executives that is competitive, rewards the achievement of our business objectives, and aligns executive and stockholder interests by enabling our executives to acquire equity ownership in our business.

Compensation Decision Process

From May 2007 to July 2010, our compensation programs were administered by Messrs. Deeter, Burlingame and Miller who were serving on our Compensation Committee. While the Compensation Committee is responsible for the administration of our compensation programs and makes compensation recommendations and determinations for all executives, our entire board has continued to play an active role in making compensation decisions, and many aspects of our compensation programs have been decided by both the Compensation Committee and the other members of our board. Historically, at the outset of the annual compensation decision process, our Chief Executive Officer, or CEO, reviewed the compensation of our executive management team (including the NEOs) and made recommendations to the other members of the Compensation Committee with respect to base salary and bonus and commission targets for the executives. With respect to his own compensation, the CEO discussed the matter with the other members of the Compensation Committee and made recommendations based on the factors described below. The board and the other members of the Compensation Committee retained the authority to accept or reject the CEO’s compensation recommendations for all executive officers, including the CEO, and often made adjustments to the recommendations when determining appropriate compensation levels. Decisions regarding the CEO’s compensation were made by the board outside the CEO’s presence. To control expenditures and effectively allocate our limited resources, we did not historically engage compensation consultants or establish formal benchmark processes against any set of peer-group companies.

More recently, we engaged a compensation consultant, Compensia, to assist in our discussions on appropriate compensation strategies. Compensia was engaged in January 2010 to provide compensation advisory services, including providing the following information: outlining pre-to-post IPO compensation practices; reviewing peer companies (see below for a list of the comparable public companies reviewed) and outlining assessment methodology and data sources; providing executive summaries of peer companies’ compensation and considerations for our 2010 compensation program; and presenting competitive executive compensation (including pay practices and compensation levels) and equity usage. In determining executive compensation for 2010, the Compensation Committee reviewed and considered the data presented by Compensia, but did not engage in any benchmarking or targeting of any specific levels of pay. Rather, the Compensation Committee and the board based their compensation decisions on a number of factors, including the information provided by Compensia; the recommendations of our CEO, which took into account relative compensation levels within our company; then-current market conditions; and compensation paid to executives with similar responsibilities at comparable companies based on information provided by executive recruiters familiar with the industries in which we compete for talent and certain compensation studies prepared by Bessemer Venture Partners and Bay Partners, each of which was represented on our board and one of which represented on our Compensation Committee at the time the studies were provided, comparing compensation levels among their respective portfolio companies. In determining compensation for 2009 and 2010, the Compensation Committee and the board relied on a combination of the factors discussed above. In determining compensation for 2011, the Compensation Committee and the board relied heavily upon the analysis and recommendations provided by Compensia, which based its analysis on its study of compensation at comparable public companies. The comparable public companies included: Callidus Software Inc., Concur Technologies Inc., Constant Contact, Inc., Dealertrack Holdings, Inc., DemandTec, Inc., Kenexa Corporation, Lawson Software, Inc., LogMeIn, Inc., NetSuite Inc., RightNow Technologies, Inc., Saba Software, Inc., salesforce.com, inc., SuccessFactors, Inc., Taleo Corporation, Ultimate Software Group, Inc. and Vocus, Inc. While Compensia's analysis and recommendations were a strong factor in determining 2011 compensation levels, the Compensation Committee used its discretion in setting appropriate compensation levels and did not always follow Compensia's recommendations as to appropriate compensation levels.

In August 2010, the board reconstituted our Compensation Committee to include only directors who satisfy the independence criteria applicable to public companies. Our Compensation Committee is comprised of the following individuals: Mark Baker, Harold W. Burlingame and James McGeever. The Compensation Committee has the authority to engage its own advisors to assist it in carrying out its responsibilities. The Compensation Committee worked with Compensia as its compensation consultant throughout 2010 and may continue to obtain relevant compensation data and analysis from Compensia in the future. Compensia reports directly to the Compensation Committee and interacts with management, as necessary.

Upon the completion of this offering, our Compensation Committee will operate under a written charter adopted by our board, which establishes the duties and authority of the Compensation Committee. The fundamental responsibilities of the Compensation Committee as set forth in the charter will be, among other things:

•	to provide oversight of our executive compensation policies, plans and benefit programs, including recommending improvements or changes to such policies, plans and programs to our board;
•	to review and approve, for each of our executive officers including our CEO: annual base salary; annual incentive bonus, including specific goals and payouts; equity compensation; employment agreements, if any; severance arrangements and change in control arrangements; and any other benefits, compensations or arrangements;
•	to oversee and administer our equity compensation plans; and
•	to review and discuss with management any risks arising from our compensation policies and practices.

Components of NEO Compensation

The compensation program for our NEOs consists of:

•	base salary;
•	short-term incentives, specifically sales commissions and quarterly bonuses for commissioned NEOs (Messrs. Carter and Belliveau) and annual bonuses for non-commissioned NEOs (Messrs. Miller, Seymour, Wallack and Goldin);
•	long-term incentives (equity awards);
•	broad-based employee benefits; and
•	severance and change of control benefits.

We believe the combination of these elements provide a compensation package that attracts and retains qualified individuals, links individual performance to our performance, focuses the NEOs’ efforts on the achievement of both our short-term and long-term objectives as a company, and aligns the NEOs’ interests with those of our stockholders. The Compensation Committee and the board determine the appropriate use and weight of each component of NEO compensation based on their views of the relative importance of each component in achieving our overall objectives and position-specific objectives relevant to each NEO.

Base Salary

We provide a base salary to our NEOs to compensate them for services rendered on a day-to-day basis. The following table provides the base salaries of our NEOs for 2009, 2010 and 2011:

Named Executive Officer	2009 Base Salary(1)		2010 Base Salary		2011 Base Salary
Adam Miller	$275,000		$310,000		$360,000	(2)
Vincent Belliveau	$225,007	(3)	$226,656	(4)	$240,107	(5)
David Carter(6)	$225,000		$230,000		$230,000
Steven Seymour	$275,000		$285,000		$285,000	(7)
Perry Wallack	$225,000		$240,000		$240,000	(8)
Mark Goldin	$—	(9)	$250,000		$250,000

(1)	Each NEO had the same base salary in 2008 and 2009.
(2)	Pursuant to the terms of Mr. Miller’s employment agreement, his annual base salary will increase to $425,000 upon the initial listing of our securities on a national securities exchange.
(3)	This amount reflects a base salary of €160,000, which has been converted into U.S. Dollars at the exchange rates in effect when payments were made.
(4)	This amount represents the sum of payments made to Mr. Belliveau converted from Euros into U.S. Dollars at the exchange rates in effect when the payments were made.
(5)	This amount reflects a base salary of €180,000, which has been converted into U.S. Dollars at a rate of $1.3339 per Euro, the exchange rate in effect on January 1, 2011.
(6)	Mr. Carter was not deemed to be an NEO in 2010.
(7)	Pursuant to the terms of Mr. Seymour’s employment agreement, his base salary will increase to $305,000 upon the initial listing of our securities on a national securities exchange.
(8)	Pursuant to the terms of Mr. Wallack’s employment agreement, his base salary will increase to $295,000 upon the initial listing of our securities on a national securities exchange.
(9)	Mr. Goldin joined our company in 2010.

Prior to 2010, the Compensation Committee and the board set base salaries in the manner described above, which reflects our status as a private company. The non-employee members of our board determined our CEO’s base salary, and the Compensation Committee and board determined the salaries of the other NEOs. These decisions were based on the compensation factors described above under the heading “— Compensation Discussion and Analysis — Compensation Decision Process.”

In March 2010, our Compensation Committee and board decided to increase the salary of Messrs. Miller, Carter, Seymour and Wallack. In making this decision, the Compensation Committee and board considered the contributions that would be necessary from each NEO to prepare us to operate as a public company, and determined that salary increases for certain NEOs would be appropriate to provide them with additional incentives and further align their interests with our stockholders. In addition, effective July 1, 2010, our Compensation Committee and board decided to increase Mr. Belliveau’s base salary to reflect his additional responsibilities in connection with the creation of our United Kingdom subsidiary.

In connection with the hiring of Mr. Goldin in 2010, we entered into an employment agreement with him that provides for an annual base salary of $250,000. When approving Mr. Goldin’s employment agreement, the Compensation Committee considered the value of the services that Mr. Goldin is expected to provide to us as well as the compensation factors described above under the heading “ — Compensation Discussion and Analysis — Compensation Decision Process.”

In connection with the negotiation of the employment agreements of Messrs. Miller, Seymour and Wallack, the Compensation Committee agreed to increase their base salaries to the levels indicated in the table above. In addition, the base salaries of Messrs. Miller, Seymour and Wallack will increase upon the listing of our securities on a national securities exchange. These salary increases were approved so that the base salaries of Messrs. Miller, Seymour and Wallack are more in line with salary levels of executives at publicly held corporations in our industry. In determining the salaries, the Compensation Committee reviewed and considered various market data presented by Compensia as well as the factors described above under the heading “ — Compensation Discussion and Analysis — Compensation Decision Process ..” We did not engage in any benchmarking or targeting of any specific levels of pay when determining base salary levels.

Short-Term Incentives (Cash Bonuses and Sales Commissions)

Our short-term incentive program seeks to balance our NEOs’ focus on our company goals as well as reward their individual performance through the use of an executive compensation plan and separate sales commission plans, as appropriate for each NEO’s position. Each of Messrs. Miller, Seymour, Wallack and Goldin participate in an executive compensation plan, under which bonuses may be earned upon our achievement of specified performance goals. Considering their sales positions within our organization, Mr. Belliveau and Mr. Carter participate in individualized sales commission plans that are similar to the plans used for all of our sales employees, as described below. Both our executive compensation plan and our executive sales commission plans are treated as “non-equity incentive plan compensation” for purposes of the Summary Compensation Table and Grants of Plan-Based Awards Table below.

Executive Compensation Plan

2009 Executive Compensation Plan

For 2009, the Compensation Committee and the board established an executive compensation plan for Messrs. Miller, Seymour and Wallack. Under the terms of the executive compensation plan, each NEO was entitled to receive a bonus that would vary in size depending on our success in meeting certain performance thresholds and targets with respect to a number of different performance metrics. No bonus payout for a particular performance metric would be earned unless the performance threshold for that metric was met and bonus payouts would be calculated linearly for achievement between threshold and target. Target bonus amounts represented the amounts that would have been payable to Messrs. Miller, Seymour and Wallack if we had met our full performance target with respect to each performance metric. However, to the extent that our actual performance exceeded the full performance target with respect to a particular performance metric, our board retained the discretion to increase the bonus amount attributable to that metric. The Compensation Committee and the board determined these target bonus amounts based on the compensation factors described above under the heading “— Compensation Discussion and Analysis —  Compensation Decision Process.” The Compensation Committee and the board deliberately set the 2009 performance targets for the target bonus amounts at levels that would be difficult to achieve even if 2009 performance results significantly exceeded 2008 performance results and also established performance thresholds to ensure that no bonuses would be paid unless we achieved a significant level of performance. The following table shows the 2009 target bonus amounts as a percentage of base salary for each of Messrs. Miller, Seymour and Wallack (Mr. Goldin was not an employee of the company in 2009).

Named Executive Officer	Target Bonus Amount (as a percentage of base salary)
Adam Miller	50%
Steven Seymour	50%
Perry Wallack	50%

The performance metrics to which these targets and thresholds related include:

•	Contracted monthly recurring revenue, or CMRR (defined as the sum of the total amount of minimum recurring revenue contractually committed under each of our client agreements over the entire term of the agreement, but excluding nonrecurring support, consulting and maintenance fees under those agreements, divided by the number of months in the term), with a 50% weighting;
•	Operating yield (calculated as invoices issued to clients during the year less all expenses paid during the year, including capital expenditures but excluding debt-related expenses), with a 30% weighting; and
•	Churn (determined based on the reductions, if any, to CMRR during the year), with a 20% weighting.

The Compensation Committee and board determined that these performance metrics and changes in the mix of recurring and non-recurring revenue were appropriate measurements of our performance, as CMRR measures sales performance, operating yield measures operating efficiency and cash management, and churn measures client retention.

For 2009, the performance targets for CMRR, operating yield and churn were $2.7 million, $1.0 million and negative $0.08 million, respectively, and the performance thresholds for CMRR, operating yield and churn were $2.3 million, negative $1.0 million and negative $0.1 million, respectively.

In early 2010, the board and Compensation Committee reviewed the 2009 performance metrics to determine the level of achievement in relation to each performance target and threshold amount. Based on this review, the board and the Compensation Committee determined that the actual performance achieved in 2009 for CMRR, operating yield and churn was $2.5 million, $0.004 million and negative $0.08 million, respectively. However, during 2009, the board made a strategic decision to invest more money in direct sales and other activities to fuel growth. As a result of this additional investment, the 2009 operating yield result was lower than it would have been had the board not made this decision. As a result, when the board reviewed the actual achievement of operating yield at the end of 2009, the board, following extensive discussion and based on recommendations from the CEO and the Compensation Committee, exercised its discretion to recognize an achievement percentage of 83.0% for its operating yield performance target, notwithstanding the fact that the actual performance achieved was below the initial performance target of $1.0 million. As a result, the actual bonus payments paid to Messrs. Miller, Wallack and Seymour were $38,122 higher in the aggregate than they would have been had the board not exercised its discretion.

The 2009 achievement percentage, weighting, and weighted achievement percentages (based both on the plan and as adjusted by the board based on its discretion) were as follows:

	CMRR	Operating Yield	Churn
Achievement percentage – (as adjusted by board)(1)	60.3%	83.0%	100.0%
Weighting	50.0%	30.0%	20.0%
Weighted achievement percentage (plan)	30.2%	15.0%	20.0%
Weighted achievement percentage – (as adjusted by board)	30.2%	24.9%	20.0%

(1)	Achievement percentages for results between the performance threshold and the performance target were calculated on a linear basis.

As a result of this review, the board and Compensation Committee determined a total weighted achievement percentage for 2009 of 75.1%. Thus, the 2009 actual bonus payments were as follows:

Named Executive Officer	Target 2009 Bonus Amount	2009 Bonus Paid
Adam Miller	$137,500	$103,125
Steven Seymour	$137,500	$103,125
Perry Wallack	$112,500	$84,375

2010 Executive Compensation Plan

For 2010, the Compensation Committee and the board established an executive compensation plan for Messrs. Miller, Seymour, Wallack and Goldin. Under the terms of the executive compensation plan, each NEO was entitled to receive a bonus that would vary in size depending on our success in meeting certain performance thresholds and targets with respect to a number of different performance metrics. No bonus payout for a particular performance metric would be earned unless the performance threshold for that metric was met, and bonus payouts would be calculated linearly for achievement between threshold and target. Target bonus amounts represented the amounts that would have been payable to Messrs. Miller, Seymour, Wallack and Goldin if we had met our full performance target with respect to each performance metric. However, to the extent that our actual performance exceeded the CMRR and unlevered free cash flow performance targets (as defined below), the bonus amounts attributable to such targets would be increased up to 150% and 125% of target, respectively. The Compensation Committee and the board determined these target bonus amounts based on the compensation factors described above under the heading “— Compensation Discussion and Analysis — Compensation Decision Process.” The Compensation Committee and the board deliberately set the 2010 performance targets for the target bonus amounts at levels that would be difficult to achieve even if our 2010 performance results significantly exceeded our 2009 performance results and also established performance thresholds to ensure that no bonuses would be paid unless we achieved a significant level of performance. The following table shows the 2010 target bonus amounts as a percentage of base salary for each of Messrs. Miller, Seymour, Wallack and Goldin.

Named Executive Officer	Target Bonus Amount (as a percentage of base salary)
Adam Miller	50%
Steven Seymour	50%
Perry Wallack	50%
Mark Goldin	30%

The performance metrics to which these targets and thresholds related include:

•	Contracted monthly recurring revenue, or CMRR (defined as the sum of the total amount of minimum recurring revenue contractually committed under each of our client agreements over the entire term of the agreement, but excluding nonrecurring support, consulting and maintenance fees under those agreements, divided by the number of months in the term), with a 50% weighting;
•	Unlevered free cash flow (calculated as free cash flow that does not take into account interest paid on our outstanding debt ), with a 30% weighting; and
•	Gross churn (determined based on the reductions, if any, to CMRR during the year), with a 20% weighting.

The Compensation Committee and board determined that these performance metrics and changes in the mix of recurring and non-recurring revenue were appropriate measurements of our performance, as CMRR measures sales performance, unlevered free cash flow measures free cash flow and is a performance metric that is more commonly used by public companies, and gross churn measures client retention.

For 2010, the performance targets representing 100% payout for CMRR, unlevered free cash flow and gross churn were $4,212,008, negative $2,065,590 and $127,065, respectively, and the performance thresholds for CMRR, unlevered free cash flow and gross churn were $3,433,582, negative $4 million and $250,000, respectively. Maximum performance payouts for the performance metrics were as follows: 150% for CMRR, 125% for unlevered free cash flow and 100% for gross churn.

In early 2011, the Compensation Committee and board reviewed the 2010 performance metrics to determine the level of achievement in relation to each performance target and threshold amount. The 2010 achievement percentage, weighting, and weighted achievement percentages were as follows, with achievement percentages for results between the performance threshold and the performance target calculated on a linear basis:

	CMRR	Unlevered Free Cash Flow	Gross Churn
Achievement percentage	72.1%	32.0%	115.9	%(1)
Weighting	50%	30%	20%
Weighted achievement percentage	36.1%	9.6%	20%

(1)	Even though performance was achieved at 115.9% of target, payout under this particular performance metric was limited to 100%.

As a result, the Compensation Committee and board determined a total weighted achievement percentage for 2010 of 65.7% (rounded to the nearest tenth). Thus, the 2010 actual bonus payments were as follows:

Named Executive Officer	Target 2010 Bonus Amount	2010 Bonus Paid
Adam Miller	$155,000	$101,782
Steven Seymour	$142,500	$93,574
Perry Wallack	$120,000	$78,799
Mark Goldin	$75,000	$28,729	(1)

(1)	Amount prorated to reflect 7 months of service with the company.

We are in the process of establishing our Executive Compensation Plan for 2011, including the determination of any corporate performance objectives.

Sales Commission Plans (2009 and 2010)

Because much of Mr. Belliveau’s and Mr. Carter’s responsibilities are focused on sales of our solution, the Compensation Committee and board determined that it would be more appropriate for Mr. Belliveau and Mr. Carter to participate in sales commission plans with terms that correspond to the results achieved by their respective direct sales teams, rather than in the executive compensation plan described above. Mr. Belliveau and Mr. Carter therefore earn commissions based on the total sales of their respective direct sales teams, with Mr. Belliveau’s commissions based on direct sales in Europe, the Middle East and Africa, and Mr. Carter’s commissions based on all direct sales in North America. The commission targets were determined by the Compensation Committee and board based in part on the recommendations of the CEO, which took into account the compensation factors described above under the heading “— Compensation Discussion and Analysis — Compensation Decision Process.” The Compensation Committee and board designed Mr. Belliveau’s and Mr. Carter’s commission structure both to reward them for their past success and to support our retention efforts.

For 2009 and 2010, the Compensation Committee and board established a sales quota for each of its sales executives. Mr. Belliveau’s quota for 2009 was $4.5 million (based on a $1.4043 U.S. Dollar to Euro exchange rate as of January 1, 2009) in total revenue from direct sales in Europe, and his quota for 2010 was $8 million in total revenue from direct sales in Europe. Mr. Carter’s quota for 2009 was $12 million in total revenue from direct sales in North America, and his quota for 2010 was $18 million in total revenue from direct sales in North America. Depending on the term of the particular client agreement, each sales executive is eligible to earn commissions over a period of up to three years based on revenue invoiced and actually received by us in each year. The rate at which commissions are earned by each sales executive is highest in the first year of each client agreement and decreases each year thereafter. Revenue due in the first, second or third year of a client agreement is referred to below as first-year revenue, second-year revenue or third-year revenue, respectively. With respect to any client agreement entered into in 2009 or 2010, no commissions will be paid with respect to revenue invoiced and received by us in the fourth-year or beyond. To the extent a client agreement has a term of less than three years and is renewed, the agreement is treated as a multi-year contract, except that the commission declines in the second and third years. To the extent that the sales executive exceeded his quota for revenue in 2009 or 2010, his commissions for the amount above quota was increased. In addition, each sales executive was also eligible for a quarterly bonus if he met certain quarterly sales targets, and, with respect to 2009 only, Mr. Belliveau was eligible to receive a year-end bonus based upon the European sales team’s achievement of certain levels of operating profit measured on a stand-alone basis for the entire year. These bonus targets were determined by the Compensation Committee and board based in part on the recommendations of the CEO, which took into account the compensation factors described above under the heading “— Compensation Discussion and Analysis — Compensation Decision Process.”

For 2009, the following table shows the targets and amounts earned by each sales executive under such executive’s 2009 sales commission plan:

Sales Executive	Target 2009 Commission		Target 2009 Bonus		2009 Commission Paid		Target 2009 Bonus Paid
Vincent Belliveau	$107,850	(1)(2)	$18,958	(1)	$77,993	(3)(4)	$10,040
David Carter	$174,000	(2)	$20,000		$97,830	(3)	—

(1)	Amounts have been converted into U.S. Dollars at a rate of $1.4043 Dollars per Euro, the exchange rate in effect on January 1, 2009.
(2)	This amount represents the total performance-based commissions that would have been earned under the 2009 commission plan assuming that (i) the sales executive achieved the sales quotas established under his 2009 commission plan and (ii) all first-year revenue relating to client agreements entered into in 2009 was invoiced and received by us in 2009.
(3)	This amount represents the total performance-based commissions earned by the sales executive under the 2009 commission plan. Each executive also earned additional commissions for second-year revenue and third-year revenue received by us in 2009 with respect to client agreements entered into in prior years under sales commission plans established in such years for each such executive, which commission amounts are not reflected in this amount. For the commissions earned in 2009 under the 2009 sales commission plan and under plans established for prior years, see the non-equity incentive plan compensation column of the Summary Compensation Table below.
(4)	Amount represents the sum of payments made to Mr. Belliveau converted from Euros into U.S. Dollars at the exchange rates in effect when the payments were made.

For 2010, the following table shows the targets and amounts earned by each sales executive under such executive’s 2010 sales commission plan:

Sales Executive	Target 2010 Commission		Target 2010 Bonus		2010 Commission Paid		Target 2010 Bonus Paid
Vincent Belliveau	$185,000	(2)	$28,732	(1)	$142,625	(3)(4)	$20,284	(4)(6)
David Carter(5)	$178,000	(2)	$30,000		$105,346	(3)	—

(1)	Amounts have been converted from Euros into U.S. Dollars at a rate of $1.4366 per Euro, the exchange rate in effect on January 1, 2010.
(2)	This amount represents the total performance-based commissions that would have been earned under the 2010 commission plan assuming that (i) the sales executive achieved the sales quotas established under his 2010 commission plan and (ii) all first-year revenue relating to client agreements entered into in 2010 was invoiced and received by us in 2010.
(3)	This amount represents the total performance-based commissions earned in 2010 by the sales executive under the 2010 commission plan based on all subscription and consulting services revenue invoiced and received by us in 2010 under contracts entered into in 2010. In addition to the amounts shown in the table, Messrs. Carter and Belliveau are expected to earn an additional $42,437 and $48,895, respectively, in performance-based commissions in 2011 in connection with subscription and consulting services revenue that (i) was invoiced by us in 2010 under contracts entered into in 2010 but (ii) had not been received by us as of the end of 2010. (The $48,895 expected to be received by Mr. Belliveau in 2011 has been converted from Euros into U.S. Dollars at a rate of $1.3339 per Euro, the exchange rate in effect on January 1, 2011). Each sales executive also earned commissions for second-year revenue and third-year revenue received by us in 2010 with respect to client agreements entered into in prior years under sales commission plans established in such years for each such executive, which commission amounts are not reflected in this table. For the commissions earned in 2010 under the 2010 sales commission plan and under plans established for prior years, see the non-equity incentive plan compensation column of the Summary Compensation Table below.
(4)	Amount represents the sum of payments made to Mr. Belliveau converted from Euros into U.S. Dollars at the exchange rates in effect when the payments were made.
(5)	Mr. Carter was not deemed to be an NEO in 2010.
(6)	Represents quarterly bonuses paid upon the achievement of certain quarterly sales targets and converted into U.S. Dollars at the exchange rates in effect when the payments were made.

For 2011, the commission programs for Mr. Belliveau and Mr. Carter are structurally similar to the 2010 programs, except that Mr. Belliveau’s and Mr. Carter’s 2011 sales targets have substantially increased.

Long-Term Incentives (Equity Awards)

We grant equity awards to motivate and reward our NEOs for achieving long-term performance goals as reflected in the value of our common stock, which we believe aligns the interests of our NEOs with those of our stockholders. Historically, the equity awards we have granted pursuant to our equity incentive plans have been limited to stock options with exercise prices equal to or greater than the fair market value of our common stock on the date of grant as determined by the board. In determining the size of these awards, we have not applied a rigid formula. Instead, the board and Compensation Committee have determined the size of equity awards based on the range of prior awards granted to the executive team, with consideration given to the nature of each NEO’s position and experience and to then-current market conditions.

None of our NEOs received any equity awards during 2009 as the board believed each of the NEO’s then-current equity holdings were sufficient to incentivize the NEO and appropriately aligned his interests with those of our stockholders.

On May 24, 2010, we entered into an employment agreement with Mr. Goldin, as described in further detail under the heading “ — Offer Letters and Employment Agreements; Potential Payments Upon Termination, Change in Control or Upon Termination Following Change in Control”. In connection with our entry into the employment agreement with Mr. Goldin, on September 20, 2010, our board granted Mr. Goldin a option to purchase 215,000 shares of our common stock. The option vests over a four-year period, with 1/4 of the shares subject to the option scheduled to vest on the first anniversary of the vesting commencement date, and the remaining shares subject to the option scheduled to vest in equal monthly installments thereafter. Mr. Goldin’s stock option had an exercise price of $2.76, which was subsequently corrected to $5.93. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Significant Factors, Assumptions and Methodologies used in Determining Fair Value of Common Stock.” We granted Mr. Goldin’s equity award in the form of a stock option, because we believed that such a grant would provide the appropriate retention incentive for Mr. Goldin as well as a means of rewarding him for helping to achieve our long-term goals and increase stockholder value. However, as the board continued to monitor Mr. Goldin’s equity position, it determined that this initial equity grant was not sufficient to achieve these purposes. As an additional means to incentivize Mr. Goldin to achieve our long-term strategic goals, thereby increasing stockholder value, and to provide him a further retention incentive, on January 14, 2011, our board granted Mr. Goldin an award of restricted stock units for 30,000 shares of common stock. The restricted stock units vest over a four-year period with 1/4 of the restricted stock units scheduled to vest on each of the first four anniversaries of the vesting commencement date.

On November 8, 2010, we entered into new employment agreements with each of Messrs. Miller, Wallack and Seymour, as described in further detail under the heading “— Offer Letters and Employment Agreements; Potential Payments Upon Termination, Change in Control or Upon Termination Following Change in Control.” In connection with our entry into these employment agreements, on November 7, 2010, the board granted each of Messrs. Miller, Wallack and Seymour the following equity awards: Mr. Miller, a stock option to purchase 550,000 shares of our common stock and an award of 150,000 restricted stock units; Mr. Wallack, a stock option to purchase 215,000 shares of our common stock and an award of 60,000 restricted stock units; and Mr. Seymour, a stock option to purchase 190,000 shares of our common stock and an award of 60,000 restricted stock units. All of the equity awards are scheduled to vest over a four-year period with 1/4 of the stock options scheduled to vest on the first anniversary of the vesting commencement date and the remaining stock options scheduled to vest in equal monthly installments thereafter, and with 1/3 of the restricted stock units scheduled to vest on each of the second, third and fourth anniversaries of the vesting commencement date. The grants of stock options have an exercise price of $6.51, which is equal to the fair market value of our common stock on the date of grant as determined by our board.

In determining the equity incentive awards for Messrs. Miller, Wallack, Seymour and Goldin, the Compensation Committee considered a number of factors, including the executive’s position with us and his total compensation package as well as the executive’s contribution to the success of our financial performance. The Compensation Committee also took into account the current equity holdings of the executives, including the fact that Mr. Miller, who acquired his then-current holding of common stock in connection with the formation of our company, had not received any equity awards prior to the grants described above. For the equity grants made to Messrs. Miller, Wallack, Seymour and Goldin, we chose a combination of stock options and restricted stock units to reward both the achievement of long-term goals and to provide a powerful retention tool. Stock options increase stockholder value and reward achievement of our long-term strategic goals since the value of the stock options are directly related to the value of our common stock. Restricted stock units, which provide immediate value upon vesting, are also a powerful retention tool, and we believe a combination of stock options and restricted stock units strikes an appropriate balance between our retention needs and our need to provide proper incentives to our NEOs.

We expect our Compensation Committee to periodically review our NEOs’ compensation, including the retention and incentive value of their equity awards, in order to determine whether to grant any additional equity awards in the future.

Broad-Based Employee Benefits (2009 and 2010)

Our compensation program for our NEOs also includes employee benefits that are generally available to our other employees. These benefits include medical, dental, vision, long-term disability and life insurance benefits, as well as flexible spending accounts. We also periodically provide meals on premise to employees in our offices. Our NEOs receive these benefits on the same basis as our other full-time U.S. employees. Offering these benefits serves to attract and retain employees, including our NEOs. We anticipate that we will periodically review our employee benefits programs in order to ensure that they continue to serve these purposes and remain competitive.

We have established a tax-qualified Section 401(k) retirement savings plan for our employees generally, subject to standard eligibility requirements. Under this plan, participants may elect to make pre-tax contributions to the plan of up to a certain portion of their current compensation, not to exceed the applicable statutory income tax limitation. Currently, we do not match contributions made by participants. The plan currently qualifies under Section 401(a) of the Internal Revenue Code, such that contributions to the plan, and income earned on those contributions, are not taxable to participants until withdrawn from the plan.

We are establishing the 2010 Employee Stock Purchase Plan, or ESPP, which our board has adopted and which our stockholders will be asked to approve, in connection with this offering. Although approved by our board, we have chosen to delay the commencement of the ESPP until after this offering, if at all. If we do implement the ESPP, the ESPP administrator, as defined below, will determine who is eligible to participate in the ESPP, which may include our NEOs.

Employment Agreements, Change in Control and Severance Benefits

Our board believes that maintaining a stable and effective management team is essential to our long-term success and achievement of our corporate strategies, and is therefore in the best interests of our stockholders. We have entered into employment agreements with each of our NEOs that provide for base salary, bonuses and/or sales commissions, employee benefit plan participation, and in certain instances, severance or other payments upon a qualifying termination of employment or change of control. In connection with this offering, we revised these employment agreements and/or entered into new employment agreements with our NEOs, which may include change-in-control and severance arrangements that provide them with assurances of specified severance benefits in the event that their employment is terminated and such termination is a qualifying termination under their respective agreements.

We recognize that these severance benefits may be triggered at any time. Nonetheless, we believe that it is imperative to provide these individuals with these benefits to secure their continued dedication to their work, notwithstanding the possibility of a termination by us, and to provide them with additional incentives to continue employment with us. In determining appropriate severance payment and benefit levels for our NEOs, the Compensation Committee and the board relied on a number of factors, including their experience with and understanding of current market practice, relative severance packages within the company, and current severance arrangements. The level of benefits and triggering events to receive such benefits were chosen to be broadly consistent with the Compensation Committee’s and the board’s view of prevailing competitive practices. The final severance payment and benefit levels were determined after extensive negotiations with each NEO and were evaluated in terms of the overall compensation packages for each NEO. We believe that these severance benefits are competitive with severance benefits provided to similarly situated individuals at companies with which we compete for talent, and that they are appropriate given that generally their actual payment is contingent upon the individual releasing us from claims relating to the termination.

We also recognize that the possibility that we may in the future undergo a change in control, and that this possibility, and the uncertainty it may cause among our NEOs may result in their departure or distraction to the detriment of our company and our stockholders. Accordingly, our board and Compensation Committee decided to take appropriate steps to encourage the continued attention, dedication and continuity of certain key executive to their assigned duties without the distraction that may arise from the possibility or occurrence of a change in control. As a result, we have entered into agreements with certain of our NEOs that provide additional benefits in the event of a change in control. For more detail, see “Potential Payments upon Termination or Change in Control.”

We consider these severance protections to be an important part of our NEO’s compensation. These arrangements are consistent with our overall compensation objectives because we believe such arrangements are competitive with arrangements offered to executives by companies with whom we compete for executives and are critical to achieve our business objective of management retention. We believe that this severance protection is competitively necessary to retain our NEOs and is imperative to (i) secure the continued dedication and objectivity of our NEOs, including in circumstances where the company may undergo a change of control, and (ii) provide the NEOs with an incentive to continue employment with us and motivate them to maximize our value for the benefit of our stockholders.

We do not currently have stock ownership guidelines for our NEOs.

Tax Considerations

Based on the limitations imposed by Section 162(m) of Internal Revenue Code, we generally cannot deduct compensation paid to our Chief Executive Officer and to certain other highly compensated officers that exceeds $1,000,000 per person in any fiscal year for federal income tax purposes, unless it “performance-based,” as defined under Section 162(m). Salary and bonus compensation is subject to these limits, as is the excess of the current market price over the option exercise price, or option spread, at the time of exercise of any stock option, unless it is treated as an incentive stock option or it meets certain other requirements. We believe all options we have granted to date have met these requirements. Additionally, under an exception to Section 162(m), any compensation paid at any time pursuant to a compensation plan that was in existence before the effective date of this offering will not be subject to the $1,000,000 limitation until the earliest of: (i) the expiration of the compensation plan, (ii) a material modification of the compensation plan (as determined under Section 162(m)), (iii) the issuance of all the employer stock and other compensation allocated under the compensation plan, or (iv) the first meeting of stockholders at which directors are elected after the ending of the third calendar year following the year in which this offering occurs. While we cannot predict how the Section 162(m) deductibility limit may affect our compensation program in future years, we intend to maintain an approach to executive compensation that strongly links pay to performance. In addition, although we have not adopted a formal policy regarding tax deductibility of compensation paid to our NEOs, we intend to consider tax deductibility under Section 162(m) as one factor in our compensation decisions.

We have not provided our executives or directors with any gross-up or other reimbursement for tax amounts that these individuals might pay pursuant to Section 280G or Section 409A of the Internal Revenue Code. Section 280G and related Internal Revenue Code sections provide that executive officers, directors who hold significant stockholder interests, and certain other service providers, could be subject to significant additional taxes if they receive payments or benefits in connection with a change in control that exceeds certain limits, and also that we or our successor could lose the ability to deduct on our corporate taxes the amounts subject to the additional tax. In addition, Section 409A imposes significant taxes on an executive officer, director or other service provider who receives “deferred compensation” that does not meet the requirements of Section 409A.

Summary Compensation Table for 2009 and 2010

The following table summarizes the compensation that we paid to our named executive officers during the years ended December 31, 2009 and 2010, respectively.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards ($)(1)	Option Awards ($)(2)		Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)	Total ($)
Adam Miller, President and Chief Executive Officer	2010	$310,000	—		$1,132,500	$2,430,309		$101,782	(3)	—	$3,974,591
	2009	$275,000	—		—	—		$103,125	(4)	—	$378,125
Perry Wallack, Chief Financial Officer	2010	$240,000	—		$453,000	$950,030		$78,799	(3)	—	$1,721,829
	2009	$225,000	—		—	—		$84,375	(4)	—	$309,375
Steven Seymour, Executive Vice President of Strategic Accounts	2010	$285,000	—		$453,000	$839,561		$93,574	(3)	—	$1,671,135
	2009	$275,000	—		—	—		$103,125	(4)	—	$378,125
David J. Carter, Vice President of Sales(7)	2010	$229,375	—		—	—		$195,836	(5)	—	$425,211
	2009	$225,000	—		—	—		$100,205	(6)	—	$325,205
Vincent Belliveau, General Manager of Europe, Middle East and Africa(8)	2010	$226,656	—		—	—		$222,151	(5)	—	$448,807
	2009	$225,007	—		—	—		$135,300	(6)	—	$360,307
Mark Goldin, Chief Technology Officer(9)	2010	$114,583	$15,000	(10)	—	$1,025,185	(11)	$28,729	(3)	—	$1,183,497

(1)	The amounts reflect the aggregate grant date fair value of restricted stock units granted during 2010, computed in accordance with FASB ASC Topic 718, based on the fair market value of our common stock on the date of grant multiplied by the number of units granted.
(2)	The amounts reflect the aggregate grant date fair value of stock option awards granted during 2010, computed in accordance with FASB ASC Topic 718. The valuation assumptions used in determining such amounts are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Significant Factors, Assumptions and Methodologies Used in Determining Fair Value of Common Stock.”
(3)	The amounts represent the total performance-based bonuses earned for services rendered in 2010 under our 2010 Executive Compensation Plan.
(4)	The amounts represent the total performance-based bonuses earned for services rendered in 2009 under our 2009 Executive Compensation Plan.
(5)	The amounts represent (i) the total performance-based commissions earned for subscription revenue and consulting services revenue under our sales commission plans, including subscription and consulting services revenue invoiced and received by us under contracts entered into in 2010 in accordance with the sales executive’s 2010 sales commission plan, and subscription revenue invoiced and received by us in 2010 under contracts entered into prior to 2010 in accordance with sales commission plans established for the sales executive in such years, and (ii) in the case of Mr. Belliveau only, quarterly bonuses paid upon the achievement of certain quarterly sales targets. For more information, see “— Compensation Discussion and Analysis — Sales Commission Plans.”
(6)	The amounts represent (i) the total performance-based commissions earned for subscription revenue and consulting services revenue under our sales commission plans, including subscription and consulting services revenue invoiced and received by us under contracts entered into in 2009 in accordance with the sales executive’s 2009 sales commission plan, and subscription revenue invoiced and received by us in 2009 under contracts entered into prior to 2009 in accordance with sales commission plans established for the sales executive in such years, and (ii) in the case of Mr. Belliveau only, an annual bonus paid upon the achievement of certain annual sales targets. For more information, see “— Compensation Discussion and Analysis — Sales Commission Plans.”
(7)	Mr. Carter was not deemed to be an NEO in 2010.
(8)	Amounts represent the sum of payments made to Mr. Belliveau converted from Euros into U.S. Dollars at the exchange rates in effect when the payments were made.

(9)	Mr. Goldin joined us in June 2010. Amounts have been pro-rated to reflect 7 months of service with us in 2010.
(10)	The amount represents the sign-on bonus paid to Mr. Goldin in 2010.
(11)	On September 20, 2010, our board granted Mr. Goldin an option to purchase 215,000 shares of our common stock at an exercise price of $2.76 per share. The board modified the exercise price of this option to $5.93 per share on November 19, 2010. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Significant Factors, Assumptions and Methodologies Used in Determining Fair Value of Common Stock.” There was no incremental fair value associated with the exercise price modification of this stock option award, as calculated in accordance with FASB ASC Topic 718.

Grants of Plan-Based Awards Table for 2010

The following table lists the grants of plan-based awards or awards re-priced during the year ended December 31, 2010, to each of our named executive officers.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)					All Other Stock Awards: Number of Shares of Stock or Units (#)		All Other Option Awards: Number of Securities Underlying Options (#)		Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(1)
Name	Grant Date	Threshold ($)	Target ($)		Maximum ($)
Adam Miller	—	—	$155,000	(2)	205,375	(9)	—		—		—	—
	11/7/2010	—	—		—		—		550,000	(3)	$6.51	$2,430,309
	11/7/2010	—	—		—		150,000	(4)	—		—	$1,132,500
Perry Wallack	—	—	$120,000	(2)	159,000	(9)	—		—		—	—
	11/7/2010	—	—		—		—		215,000	(3)	$6.51	$950,030
	11/7/2010	—	—		—		60,000	(4)	—		—	$453,000
Steven Seymour	—	—	$142,500	(2)	188,813	(9)	—		—		—	—
	11/7/2010	—	—		—		—		190,000	(3)	$6.51	$839,561
	11/7/2010	—	—		—		60,000	(4)	—		—	$453,000
David J. Carter(5)	—	—	$208,000	(6)	—		—		—		—	—
Vincent Belliveau	—	—	$213,732	(6)(7)	—		—		—		—	—
Mark Goldin	—	—	$75,000	(2)	99,375	(9)	—		—		—	—
	9/20/2010	—	—		—		—		215,000	(3)	$5.93	$1,025,185	(8)

(1)	The amounts reflect the aggregate grant date fair value of the awards computed as of the grant date in accordance with FASB ASC Topic 718. These amounts do not necessarily represent the actual value that may be realized by the NEOs. The valuation assumptions used in determining such amounts are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Significant Factors, Assumptions and Methodologies Used in Determining Fair Value of Common Stock.”
(2)	Although there is no minimum bonus payout, our 2010 Executive Compensation Plan established certain performance thresholds and targets with respect to a number of performance metrics. More specifically, the executive compensation plan provided that there would be no bonus payout unless at least one performance threshold was met and bonus payouts would be calculated linearly for achievement between threshold and target. Target bonus amounts, which were set at 50% of base salary for Messrs. Miller, Wallack and Seymour and 30% for Mr. Goldin, represent the amounts that would have been payable to the NEOs if we had met our full performance target with respect to each of the performance metrics. Please see “— Compensation Discussion and Analysis” for more details.
(3)	The option award was granted under our 2009 Equity Incentive Plan. One-fourth of the total shares subject to the option will vest on the first anniversary of the vesting commencement date, and 1/48 of the total shares subject to the option will vest each month thereafter on the same day of the month as the vesting commencement date such that all shares subject to the option will be vested on the fourth anniversary of the vesting commencement date, in each case subject to the optionee’s continued service with us on each such date.

(4)	The restricted stock units were granted under the 2009 Equity Incentive Plan. One-third of the restricted stock units will vest on each of the second, third and fourth anniversaries of the vesting commencement date, in each case subject to the award holder’s continued service with us on each such date.
(5)	Mr. Carter was not deemed to be an NEO in 2010.
(6)	The non-equity incentive plan compensation earned by Messrs. Carter and Belliveau was paid under their respective sales commission plans, not under our 2010 Executive Compensation Plan. In each case, the sales commission plan established a sales quota, of which a portion was allocated to subscription revenue and a portion was allocated to consulting services revenue. In addition, each sales commission plan established certain quarterly sales targets. The target amount represents the amount to be earned in 2010 assuming the satisfaction of the full sales quota and all quarterly sales targets. For more information, see “— Compensation Discussion and Analysis — Sales Commission Plans.”
(7)	Amount has been converted from Euros into U.S. Dollars at a rate of $1.4366 per Euro, the exchange rate in effect on January 1, 2010.
(8)	On September 20, 2010, our board granted Mr. Goldin an option to purchase 215,000 shares of our common stock at an exercise price of $2.76 per share. The board modified the exercise price of this option to $5.93 per share on November 19, 2010. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Significant Factors, Assumptions and Methodologies Used in Determining Fair Value of Common Stock.” There was no incremental fair value associated with the exercise price modification of this stock option award, as calculated in accordance with FASB ASC Topic 718.
(9)	The maximum bonus payout amount represents the amount that would have been payable to the NEO if we had achieved 150%, 125% and 100% of our CMRR, unlevered free cash flow and churn performance targets, respectively, for 2010. There was no maximum bonus payout amount under the 2009 Executive Compensation Plan. See “— Compensation Discussion and Analysis — Sales Commission Plans (2009 and 2010).”

Outstanding Equity Awards at 2010 Fiscal Year-End

The following table shows all outstanding stock options and stock awards held by our NEOs and Mr. Carter as of December 31, 2010.

	Option Awards						Stock Awards
Name of Executive Officer	Vesting Commencement Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested(1)
Adam Miller	11/7/2010	(2)	—	550,000	$6.51	11/7/2020	—	—
	11/7/2010	(3)	—	—	—	—	150,000	$1,332,000
Perry Wallack	10/24/2007	(2)	7,812	15,625	$0.34	12/5/2017	—	—
	12/5/2008	(2)	7,812	37,500	$0.53	12/30/2018	—	—
	11/7/2010	(2)	—	215,000	$6.51	11/7/2020	—	—
	11/7/2010	(3)	—	—	—	—	60,000	$532,800
Steven Seymour	9/6/2006	(2)	5,208	—	$0.34	9/6/2016	—	—
	10/24/2007	(2)	7,812	15,625	$0.34	12/5/2017	—	—
	12/5/2008	(2)	6,250	37,500	$0.53	12/30/2018	—	—
	11/7/2010	(2)	—	190,000	$6.51	11/7/2020	—
	11/7/2010	(3)	—	—	—	—	60,000	$532,800
David J. Carter	8/1/2008	(2)	160,417	114,583	$0.53	12/30/2018	—	—
Vincent Belliveau	6/4/2007	(2)	363,125	51,875	$0.34	12/5/2017	—	—
Mark Goldin	6/21/2010	(2)	—	215,000	$5.93	9/20/2020	—	—

(1)	The market value of shares of our common stock that have not vested is based on a per share value of $8.88, the estimated fair market value per share of our common stock as of December 31, 2010.
(2)	One-fourth of the total shares subject to the option will vest on the first anniversary of the vesting commencement date, and 1/48 of the total shares subject to the option will vest each month thereafter on the same day of the month as the vesting commencement date such that all shares subject to the option will be vested on the fourth anniversary of the vesting commencement date, in each case subject to the optionee’s continued service with us on each such date.
(3)	One-third of the total shares subject to the restricted stock units will vest on each of the second, third and fourth anniversaries of the vesting commencement date, in each case subject to the award holder’s continued service with us on each such date.

Option Exercises and Stock Vested for 2010

The following table sets forth information regarding options exercised by our NEOs during the year ended December 31, 2010. None of our NEOs had stock awards that vested during the year ended December 31, 2010.

Option Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
Adam Miller	—	—
Perry Wallack	511,251	$2,356,895
Steven Seymour	775,105	$3,228,358
David Carter	—	—
Vincent Belliveau	—	—
Mark Goldin	—	—

(1)	The aggregate dollar amount realized upon the exercise of the options represents the difference between (i) the estimated aggregate market value of the shares of common stock underlying the options on the date of exercise and (ii) the aggregate exercise price of the options.

Pension Benefits and Nonqualified Deferred Compensation

We do not provide a pension plan for our employees and none of our NEOs participated in a nonqualified deferred compensation plan during the fiscal year ended December 31, 2010.

Offer Letters and Employment Agreements; Potential Payments Upon Termination, Change in Control or Upon Termination Following Change in Control

Adam Miller

On November 8, 2010, we entered into an employment agreement with Mr. Miller, our Chief Executive Officer and President. The employment agreement specifies that Mr. Miller’s employment with us is “at will” and provides for an initial annual base salary of $310,000 (through December 31, 2010), which will be subsequently increased to an annual base salary of $360,000 after January 1, 2011 and to an annual base salary of $425,000 upon the initial listing of our securities on a national securities exchange. Under the terms of the employment agreement, Mr. Miller is eligible to receive annual performance bonuses pursuant to our executive compensation plan and is generally entitled to participate in executive benefit plans and programs, if any, on the same terms as other similarly situated employees. Provided the employment agreement is not terminated earlier pursuant to its terms, Mr. Miller’s employment agreement provides for an initial term of 3 years with automatic 1-year renewals unless either party provides notice of nonrenewal at least 60 days prior to the date of automatic renewal. If, prior to a change of control, we fail to renew the employment agreement, Mr. Miller may resign for good reason and be eligible to receive the severance discussed below.

In the event that we terminate Mr. Miller without cause or if Mr. Miller terminates his employment for good reason, and in either event the termination does not occur during the period beginning 3 months prior to the consummation of a change of control and ending 18 months following the consummation of a change of control, Mr. Miller will receive: (i) continued payments of his base salary for 18 months, (ii) 150% of his average actual bonus for the 3-year period prior to the year in which the termination occurs, (iii) 18 months of acceleration of all unvested equity awards, (iv) the payment of premiums for continued health, dental and vision benefits for Mr. Miller (and any eligible dependents) for up to 18 months, and (v) any earned but unpaid bonus amounts.

In the event that we terminate Mr. Miller without cause or if Mr. Miller terminates his employment for good reason, and in either event the termination occurs during the period beginning 3 months prior to the consummation of a change of control and ending 18 months following the consummation of a change of control, Mr. Miller will receive: (i) a lump-sum payment equal to the sum of 18 months’ of base salary plus 150% of his target annual bonus, (ii) full acceleration of all unvested equity awards with a 12-month post termination exercise period (unless the options expire earlier), (iii) the payment of premiums for continued health, dental and vision benefits for Mr. Miller (and any eligible dependents) for up to 18 months, and (iv) any earned but unpaid bonus amounts.

The severance payments discussed above are subject to Mr. Miller signing and not revoking a release of claims and continuing to comply with his confidentiality and employment agreements.

Mr. Miller’s employment agreement also provides that in the event that the severance payments and other benefits payable to Mr. Miller constitute “parachute payments” under Section 280G of the Internal Revenue Code of 1986, as amended, and would be subject to the applicable excise tax, then the severance benefits will be either (i) delivered in full or (ii) delivered to such lesser extent which would result in no portion of such benefits being subject to the excise tax, whichever results in the receipt by Mr. Miller of the greatest amount of benefits on an after-tax basis.

The following table shows the pre-tax payments that Mr. Miller would have received under the terms of his employment agreement if a trigger event had occurred on December 31, 2010:

Benefits and Payments upon Trigger Event	Terminated Without Cause or Terminates for Good Reason in Connection with a Change of Control(1)		Terminated Without Cause or Terminates for Good Reason not in Connection with a Change of Control(1)
Severance payments attributable to base salary(2)(3)	$465,000		$465,000
Severance payments attributable to bonus	$232,500	(4)	$102,500
Acceleration of equity awards(5)	$2,635,500		$515,969
Company-paid premiums(6)	$30,105		$30,105
Accrued but unpaid non-equity incentive compensation (i.e. bonus payments)	$101,782		$101,782
Total	$3,464,887		$1,215,356

(1)	A termination is considered to be “in connection with a change of control” if Mr. Miller’s employment with us is either (i) terminated by us without cause or (ii) terminated by Mr. Miller for good reason, and in either event, during the period beginning 3 months prior to the consummation of a change of control and ending 18 months following the consummation of a change of control.
(2)	Severance payments will be paid in a lump sum upon a qualifying termination in connection with a change of control or in continuing payments upon a qualifying termination that is not in connection with a change of control.
(3)	Calculations are based on a base salary of $310,000, which is the base salary that was in effect as of December 31, 2010.
(4)	Calculations are based on a target bonus amount of $155,000, which is the target bonus amount that was in effect under the 2010 Executive Compensation Plan. See the Grants of Plan-Based Awards Table for 2010 above.

(5)	The value of the accelerated options was calculated by multiplying (x) the number of shares subject to acceleration by (y) the difference between $8.88, the estimated fair market value of our common stock on December 31, 2010, and the per share exercise price of the accelerated options.
(6)	Represents the value of premiums paid by us for continued health, dental, and vision plans for Mr. Miller (and his eligible dependents) for 18 months.

As used in Mr. Miller's employment agreement, the terms “cause,” “change of control” and “good reason” have the meanings set forth below under the heading “Definitions for the Employment Agreements of Messrs. Miller, Wallack and Seymour.”

Perry Wallack

On November 8, 2010, Mr. Wallack, our Chief Financial Offer, entered into an employment agreement with us that superseded a prior employment agreement entered into on May 10, 2007. The employment agreement specifies that Mr. Wallack's employment with us is “at will” and provides for an initial annual base salary of $240,000, which will be increased to an annual base salary of $295,000 upon the initial listing of our securities on a national securities exchange. Under the terms of the employment agreement, Mr. Wallack is eligible to receive annual performance bonuses pursuant to our executive compensation plan and is generally entitled to participate in executive benefit plans and programs, if any, on the same terms as other similarly situated employees. Provided the employment agreement is not terminated earlier pursuant to its terms, Mr. Wallack’s employment agreement provides for an initial term of 3 years with automatic 1-year renewals unless either party provides notice of nonrenewal at least 60 days prior to the date of automatic renewal. If, prior to a change of control, we fail to renew the employment agreement, Mr. Wallack may resign for good reason and be eligible to receive the severance discussed below.

In the event that we terminate Mr. Wallack without cause or if Mr. Wallack terminates his employment for good reason, and in either event the termination does not occur during the period beginning 3 months prior to the consummation of a change of control and ending 18 months following the consummation of a change of control, Mr. Wallack will receive: (i) continued payments of his base salary for 12 months, (ii) 100% of his average actual bonus for the 3-year period prior to the year in which the termination occurs, (iii) 12 months of acceleration of all unvested equity awards, (iv) the payment of premiums for continued health, dental and vision benefits for Mr. Wallack (and any eligible dependents) for up to 12 months, and (v) any earned but unpaid bonus amounts.

In the event that we terminate Mr. Wallack without cause or if Mr. Wallack terminates his employment for good reason, and in either event the termination occurs during the period beginning 3 months prior to the consummation of a change of control and ending 18 months following the consummation of a change of control, Mr. Wallack will receive: (i) a lump-sum payment equal to the sum of 12 months’ of base salary plus 100% of his target annual bonus, (ii) full acceleration of all unvested equity awards with a 12-month post termination exercise period (unless the options expire earlier), (iii) the payment of premiums for continued health, dental and vision benefits for Mr. Wallack (and any eligible dependents) for up to 12 months, and (iv) any earned but unpaid bonus amounts.

The severance payments discussed above are subject to Mr. Wallack signing and not revoking a release of claims and continuing to comply with his confidentiality and employment agreements.

Mr. Wallack’s employment agreement also provides that in the event that the severance payments and other benefits payable to Mr. Wallack constitute “parachute payments” under Section 280G of the Internal Revenue Code of 1986, as amended, and would be subject to the applicable excise tax, then the severance benefits will be either (i) delivered in full or (ii) delivered to such lesser extent which would result in no portion of such benefits being subject to the excise tax, whichever results in the receipt by Mr. Wallack of the greatest amount of benefits on an after-tax basis.

The following table shows the pre-tax payments that Mr. Wallack would have received under the terms of his employment agreement if a trigger event had occurred on December 31, 2010:

Benefits and Payments upon Trigger Event	Terminated Without Cause or Terminates for Good Reason in Connection with a Change of Control(1)		Terminated Without Cause or Terminates for Good Reason not in Connection with a Change of Control(1)
Severance Payments Attributable to Base Salary(2)(3)	$240,000		$240,000
Severance Payments Attributable to Bonus	$120,000	(4)	$55,933
Acceleration of Equity Awards(5)	$1,488,913		$428,003
Company-paid premiums(6)	$20,070		$20,070
Accrued but unpaid non-equity incentive plan compensation (i.e. bonus payments)	$78,799		$78,799
Total	$1,947,782		$822,805

(1)	A termination is considered to be “in connection with a change of control” if Mr. Wallack’s employment with us is either (i) terminated by us without cause or (ii) terminated by Mr. Wallack for good reason, and in either event, during the period beginning 3 months prior to the consummation of a change of control and ending 18 months following the consummation of a change of control.
(2)	Severance payments will be paid in a lump sum upon a qualifying termination in connection with a change of control or in continuing payments upon a qualifying termination that is not in connection with a change of control.
(3)	Calculations are based on a base salary of $240,000, which is the base salary that was in effect as of December 31, 2010.
(4)	Calculations are based on a target bonus amount of $120,000, which is the target bonus amount that was in effect under the 2010 Executive Compensation Plan. See the Grants of Plan-Based Awards Table for 2010 above.
(5)	The value of the accelerated options was calculated by multiplying (x) the number of shares subject to acceleration by (y) the difference between $8.88, the estimated fair market value of our common stock on December 31, 2010, and the per share exercise price of the accelerated options.
(6)	Represents the value of premiums paid by us for continued health, dental, and vision plans for Mr. Wallack (and his eligible dependents) for 12 months.

As used in Mr. Wallack's employment agreement, the terms “cause,” “change of control” and “good reason” have the meanings set forth below under the heading “Definitions for the Employment Agreements of Messrs. Miller, Wallack and Seymour.”

Steven Seymour

On November 8, 2010, Mr. Seymour, our Executive Vice President of Strategic Accounts, entered into an employment agreement with us that superseded a prior employment agreement entered into on May 10, 2007. The employment agreement specifies that Mr. Seymour's employment with us is “at will” and provides for an initial annual base salary of $285,000, which will be increased to an annual base salary of $305,000 upon the initial listing of our securities on a national securities exchange. Under the terms of the employment agreement, Mr. Seymour is eligible to receive annual performance bonuses pursuant to our executive compensation plan and is generally entitled to participate in executive benefit plans and programs, if any, on the same terms as other similarly situated employees. Provided the employment agreement is not terminated earlier pursuant to its terms, Mr. Seymour’s employment agreement provides for an initial term of 3 years with automatic 1-year renewals unless either party provides notice of nonrenewal at least 60 days prior to the date of automatic renewal. If, prior to a change of control, we fail to renew the employment agreement, Mr. Seymour may resign for good reason and be eligible to receive the severance discussed below.

In the event that we terminate Mr. Seymour without cause or if Mr. Seymour terminates his employment for good reason, and in either event the termination does not occur during the period beginning 3 months prior to the consummation of a change of control and ending 18 months following the consummation of a change of control, Mr. Seymour will receive: (i) continued payments of his base salary for 12 months, (ii) 100% of his average actual bonus for the 3-year period prior to the year in which the termination occurs, (iii) 12 months of acceleration of all unvested equity awards, (iv) the payment of premiums for continued health, dental and vision benefits for Mr. Seymour (and any eligible dependents) for up to 12 months, and (v) any earned but unpaid bonus amounts.

In the event that we terminate Mr. Seymour without cause or if Mr. Seymour terminates his employment for good reason, and in either event the termination occurs during the period beginning 3 months prior to the consummation of a change of control and ending 18 months following the consummation of a change of control, Mr. Seymour will receive: (i) a lump-sum payment equal to the sum of 12 months’ of base salary plus 100% of his target annual bonus, (ii) full acceleration of all unvested equity awards with a 12-month post termination exercise period (unless the options expire earlier), (iii) the payment of premiums for continued health, dental and vision benefits for Mr. Seymour (and any eligible dependents) for up to 12 months, and (iv) any earned but unpaid bonus amounts.

The severance payments discussed above are subject to Mr. Seymour signing and not revoking a release of claims and continuing to comply with his confidentiality and employment agreements.

Mr. Seymour’s employment agreement also provides that in the event that the severance payments and other benefits payable to Mr. Seymour constitute “parachute payments” under Section 280G of the Internal Revenue Code of 1986, as amended, and would be subject to the applicable excise tax, then the severance benefits will be either (i) delivered in full or (ii) delivered to such lesser extent which would result in no portion of such benefits being subject to the excise tax, whichever results in the receipt by Mr. Seymour of the greatest amount of benefits on an after-tax basis.

The following table shows the pre-tax payments that Mr. Seymour would have received under the terms of his employment agreement if a trigger event had occurred on December 31, 2010:

Benefits and Payments upon Trigger Event	Terminated Without Cause or Terminates for Good Reason in Connection with a Change of Control(1)		Terminated Without Cause or Terminates for Good Reason not in Connection with a Change of Control(1)
Severance Payments Attributable to Base Salary(2)(3)	$285,000		$285,000
Severance Payments Attributable to Bonus	$142,500	(4)	$68,333
Acceleration of Equity Awards(5)	$1,429,663		$411,956
Company-paid premiums(6)	$19,901		$19,901
Accrued but unpaid non-equity incentive plan compensation (i.e. bonus payments)	$93,574		$93,574
Total	$1,970,638		$878,764

(1)	A termination is considered to be “in connection with a change of control” if Mr. Seymour’s employment with us is either (i) a terminated by us without cause or (ii) terminated by Mr. Seymour for good reason, and in either event, during the period beginning 3 months prior to the consummation of a change of control and ending 18 months following the consummation of a change of control.

(2)	Severance payments will be paid in a lump sum upon a qualifying termination in connection with a change of control or in continuing payments upon a qualifying termination that is not in connection with a change of control.
(3)	Calculations are based on a base salary of $285,000, which is the base salary that was in effect as of December 31, 2010.
(4)	Calculations are based on a target bonus amount of $142,500, which is the target bonus amount that was in effect under the 2010 Executive Compensation Plan. See the Grants of Plan-Based Awards Table for 2010 above.
(5)	The value of the accelerated options was calculated by multiplying (x) the number of shares subject to acceleration by (y) the difference between $8.88, the estimated fair market value of our common stock on December 31, 2010, and the per share exercise price of the accelerated options.
(6)	Represents the value of premiums paid by us for continued health, dental, and vision plans for Mr. Seymour (and his eligible dependents) for 12 months.

As used in Mr. Seymour's employment agreement, the terms “cause,” “change of control” and “good reason” have the meanings set forth below under the heading “Definitions for the Employment Agreements of Messrs. Miller, Wallack and Seymour.”

Definitions for the Employment Agreements of Messrs. Miller, Wallack and Seymour

As used in the employment agreements of Messrs. Miller, Wallack and Seymour, the terms below have the following meanings:

•	The term “cause” means: (i) an act of material dishonesty made by the executive in connection with his carrying out his job responsibilities to us intended to result in his substantial personal enrichment, (ii) the executive’s conviction of, or plea of nolo contendre to, a felony which the board reasonably believes had or will have a material detrimental effect on our reputation or business, (iii) a willful act by the executive which constitutes gross misconduct and which is injurious to us or our affiliates, (iv) the executive’s willful and material breach of the employment agreement, including without limitation his intentional failure to perform his stated duties, and his continued failure to cure such breach to the reasonable satisfaction of the board within 10 days following written notice of such breach to the executive, and (v) the executive’s material violation of a company policy that results in a material detrimental effect on our reputation or business.
•	The term “change of control” means the occurrence of any of the following: (i) a change in our ownership which occurs on the date that any one person, or more than one person acting as a group (“Person”), acquires ownership of our stock that, together with the stock held by such Person, constitutes more than 50% of the total voting power of our stock; provided, however, that for purposes of this subsection (i), the acquisition of additional stock by any one Person, who is considered to own more than 50% of the total voting power of our stock will not be considered a change of control, or (ii) a change in our effective control which occurs on the date that a majority of members of the board (each, a “Director”) is replaced during any 12-month period by Directors whose appointment or election is not endorsed by a majority of the members of the board prior to the date of the appointment or election. For purposes of this subsection (ii), if any Person is considered to be in effective control of us, the acquisition of additional control of us by the same Person will not be considered a change of control, or (iii) a change in the ownership of a substantial portion of our assets which occurs on the date that any Person acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) our assets that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of our assets immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (iii), the following will not constitute a change in the ownership of a substantial portion of our assets: (A) a transfer to an entity that is controlled by our stockholders immediately after the transfer, or (B) a transfer of assets by us to: (1) a stockholder of our company (immediately before the asset transfer) in exchange for or with respect to our stock, (2) an entity, 50% or more of the total value or voting power of which is owned, directly or indirectly, by us, (3) a Person, that owns, directly or indirectly, 50% or more of the total value or voting power of all of our outstanding stock, or (4) an entity, at least 50% of the total value or voting power of which is owned, directly or indirectly, by a Person described in this subsection (iii)(B)(3). For purposes of this subsection (iii), gross fair market value means the value of our assets, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets. For purposes of this definition of change of control, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with us. Notwithstanding the foregoing, a transaction will not be deemed a change of control unless the transaction qualifies as a change in control event within the meaning of Code Section 409A. Further, the completion of an underwritten public offering of our common stock will not constitute a change of control and a transaction will not constitute a change of control if: (i) its sole purpose is to change our state of incorporation, or (ii) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the our securities immediately before such transaction. In addition, a transaction must actually be consummated in order for there to be a change of control.
•	The term “good reason” means without the executive’s express written consent: (i) a significant reduction or adverse change in his duties, position, reporting relationship or responsibilities, or the removal of him from such duties, position or responsibilities, (ii) a reduction by us in the executive’s base salary as in effect immediately prior to such reduction unless (a) such reduction is part of a salary reduction plan across our entire senior management team, (b) such reduction does not have a disproportionate effect on the executive in comparison to other members of our senior management team and (c) such reduction is not in excess of 10% of the executive’s base salary, (iii) a material reduction by us in the kind or level of benefits to which the executive was entitled immediately prior to such reduction with the result that the executive’s overall benefits package is significantly reduced disproportionally to other members of senior management, (iv) our material breach of a term of the employment agreement or any other agreement between us and the executive, including our failure to obtain assumption of the employment agreement by any successor, and (v) the relocation of the executive to a facility or a location more than 35 miles from his then present employment location. In addition, the executive must provide us written notice of the existence of the one or more of the above conditions within 90 days of its initial existence and we must be provided with 30 days to cure the condition. If the condition is not cured within such 30-day period, the executive must terminate employment within 30 days of the end of such cure period in order to qualify as a termination for good reason.

David J. Carter

On November 8, 2010, Mr. Carter, our Vice President of Sales, entered into an amended and restated employment agreement with us. The employment agreement specifies that Mr. Carter’s employment with us is “at will” and provides for an annual base salary of $230,000. Under the terms of the employment agreement, Mr. Carter is eligible to participate in our commission plan on such terms as our board of directors may determine in its sole discretion and is also entitled to participate in any employee benefit plans that we provide for the benefit of our other senior executives. The employment agreement also entitled Mr. Carter to receive an option to purchase 275,000 shares of our common stock, subject to the approval of our board of directors. The option was granted to Mr. Carter by our board of directors on December 31, 2008 and appears on the option table above under the heading “— Outstanding Equity Awards at 2009 Fiscal Year End.”

In addition, if we terminate Mr. Carter’s employment other than for cause, death or disability, Mr. Carter is entitled to receive 4 months severance pay at his base salary rate, as then in effect, and company-paid coverage for Mr. Carter and his dependents under the Company’s benefit plans for 3 months following termination. Furthermore, if we are acquired and Mr. Carter is terminated or his position is materially diminished within 6 months after such acquisition, all unvested options shall vest and become immediately exercisable.

The following table shows the payments that Mr. Carter would have received under the terms of his employment agreement if a trigger event had occurred on December 31, 2010:

Benefits and Payments upon Trigger Event	Terminated within 6 Months of Change of Control	Position Materially Diminished within 6 Months of Change of Control	Terminated without Cause and Not Due to Death or Disability (Regardless of Change of Control)
Accelerated vesting of options(1)	$956,771	$956,771	—
Payment of 4 months of base salary(2)	—	—	$76,667
Payment of 3 months of coverage under existing benefit plans for Mr. Carter and dependents	—	—	$5,017
Total	$956,771	$956,771	$81,684

(1)	The value of the accelerated options was calculated by multiplying (x) the number of shares subject to acceleration by (y) the difference between $8.88, the estimated fair market value of our common stock on December 31, 2010, and the per share exercise price of the accelerated options.
(2)	Based on a base salary of $230,000, which is the base salary that was in effect as of December 31, 2010.

As used in Mr. Carter's employment agreement, the term “cause” means a termination by us because of any one of the following events: (i) Mr. Carter’s breach of his employment agreement that results in material injury to us which, if capable of cure, has not been cured by Mr. Carter within ten (10) days after his receipt of written notice from our Chief Executive Officer of such breach; (ii) Mr. Carter’s misconduct, fraud, dishonesty, or malfeasance that results in material injury to the us; (iii) Mr. Carter’s willful or intentional failure to (a) perform his duties under his employment agreement, (b) follow the reasonable and legal direction of our board or Chief Executive Officer, or (c) follow our policies, procedures, and rules, or (iv) Mr. Carter’s conviction of, or plea of nolo contendre to, a felony. For purposes of this definition, Mr. Carter’s failure to achieve certain results will not be deemed to constitute cause unless it is the result of his willful and deliberate dereliction of duty.

Vincent Belliveau

On February 10, 2011, we entered into an amended and restated employment agreement with Mr. Belliveau, our General Manager of Europe, Middle East and Africa (EMEA), pursuant to which Mr. Belliveau became an employee of Cornerstone OnDemand Global Operations, Inc., one of our subsidiaries. The employment agreement specifies that Mr. Belliveau’s employment with us is “at will” and provides for an annual base salary of €180,000. Under the terms of the employment agreement, Mr. Belliveau is eligible to participate in our bonus and commission plan and is also entitled to receive a monthly car allowance of €350 per month.

Under the terms of the employment agreement, if Mr. Belliveau is terminated for any reason, he will be entitled to receive up to 50% of his average monthly fixed gross salary during the 12 months prior to termination for the duration of the restricted period (as defined below). Furthermore, under the terms of the employment agreement, if Mr. Belliveau is terminated for any reason, Mr. Belliveau may not enter into the service of any competitive company, in any manner, directly or indirectly, or take any direct or indirect interest, in any form, in the manufacture, commerce, service or other activity that might compete directly or indirectly with our activities. This non-competition obligation is limited to countries in Europe, the Middle East and Africa and to a 1 year term, which is measured from the date of termination and is referred to as the restricted period. We are entitled to reduce the duration of this provision or renounce it by informing Mr. Belliveau in writing within 15 days following the last day of work with us.

The following table shows the payments that Mr. Belliveau would have received under the terms of the amended and restated employment agreement if a trigger event had occurred on December 31, 2010:

Benefits and Payments upon Trigger Event	Termination for Any Reason
Payment of 50% of average monthly gross salary during 12 months prior to termination for a period of 1 year(1)(2)(3)	$119,268
Total	$119,268

(1)	Amount to be reduced to 20% if Mr. Belliveau resigns or is dismissed due to gross misconduct.
(2)	Based on an annual salary of Euro 180,000 converted into U.S. Dollars on December 31, 2010 at an exchange rate of $1.3252.
(3)	Pursuant to the terms of his amended and restated employment agreement, Mr. Belliveau will receive payment of 50% of his average gross monthly salary during the 12 months prior to termination for a period of one year.

Mark Goldin

On May 24, 2010, we entered into an employment agreement with Mark Goldin, our Chief Technology Officer. The employment agreement specifies that Mr. Goldin is an “at will” employee and provides for an initial base salary of $250,000. Under the terms of the employment agreement, Mr. Goldin is entitled to participate in our executive compensation plan or other applicable bonus plans adopted by the board as well as in any other employee benefit plans that are maintained by us for the benefit of our executive officers. In addition, pursuant to the terms of the employment agreement and our 2009 Equity Incentive Plan, on September 20, 2010, we granted Mr. Goldin an option to purchase 215,000 shares of our common stock. The exercise price of this option was $2.76 per share, which was subsequently corrected to $5.93. One-fourth of the shares subject to the option will vest on the first anniversary of the vesting commencement date, and 1/48 of the shares subject to the option will vest each month thereafter, on the same date of the month as the vesting commencement date, such that all of the shares subject to the option will be vested and exercisable on the fourth anniversary of the vesting commencement date, subject to Mr. Goldin's continuing service with us on such dates. If we are acquired and Mr. Goldin is terminated or his position is materially diminished within six months of such acquisition, the unvested portion of his option will immediately vest. If we terminate Mr. Goldin for any reason other than for cause, death or disability, Mr. Goldin will be entitled to receive continuing severance pay at a rate equal to his base salary and the continuation of coverage under our employee benefit plans, in each case for a period of three months after termination.

The following table shows the payments that Mr. Goldin would have received under the terms of his employment agreement if a trigger event had occurred on December 31, 2010:

Benefits and Payments upon Trigger Event	Terminated within 6 Months of Change of Control	Position Materially Diminished within 6 Months of Change of Control	Terminated without Cause and Not Due to Death or Disability (Regardless of Change of Control)
Accelerated vesting of options(1)	$634,250	$634,250	—
Payment of 3 months of base salary(2)	—	—	$62,500
Payment of 3 months of coverage under existing benefit plans for Mr. Goldin and dependents	—	—	$5,017
Total	$634,250	$634,250	$67,517

(1)	The value of the accelerated options was calculated by multiplying (x) the number of shares subject to acceleration by (y) the difference between $8.88, the estimated fair market value of our common stock on December 31, 2010, and the per share exercise price of the accelerated options.
(2)	Based on a base salary of $250,000, which is the base salary that was in effect as of December 31, 2010.

As used in Mr. Goldin’s employment agreement, the term “cause” has the following meaning: a termination by us because of any one of the following events: (i) Mr. Goldin’s breach of his employment agreement that results in injury to us which, if capable of cure, has not been cured by Mr. Goldin within ten (10) days after his receipt of written notice from our Chief Executive Officer of such breach; (ii) Mr. Goldin’s misconduct, fraud, dishonesty, or malfeasance that results in material injury to us; (iii) Mr. Goldin’s willful or intentional failure to (a) perform his duties under his employment agreement, (b) follow the reasonable and legal direction of our board or Chief Executive Officer, or (c) follow our policies, procedures, and rules, or (iv) Mr. Goldin’s conviction of, or plea of nolo contendre to, a felony. For any such failure listed in clause (iii), our Chief Executive Officer shall first give the Mr. Goldin written notice setting forth with specificity the reasons that our Chief Executive Officer believes that Mr. Goldin is failing, and ten (10) days to cure such failure. For purposes of this definition, Mr Goldin’s failure to achieve certain results, such as those set forth in one of our business plans, that is not the result of Mr. Goldin’s demonstrating willful and deliberate dereliction of duty, will not constitute cause.

To the extent awards are not assumed or substituted for in connection with a merger or change in control, our equity plans provide that such awards will accelerate and become fully exercisable. See “Employee Benefit and Stock Plans” below.

Proprietary Information and Inventions Agreements

Each of our named executive officers has entered into a standard form agreement with respect to proprietary information and inventions. Among other things, this agreement obligates each named executive officer to refrain from disclosing any of our proprietary information received during the course of employment and, with some exceptions, to assign to us any inventions conceived or developed during the course of employment.

Employee Benefit and Stock Plans

2010 Equity Incentive Plan

Our board has adopted, and our stockholders will be asked to approve, our 2010 Equity Incentive Plan, or 2010 Plan, with terms substantially similar to those described below. The 2010 Plan will be effective upon the completion of this offering. Our 2010 Plan permits the grant of incentive stock options, within the meaning of Internal Revenue Code Section 422, to our employees and any of our parent and subsidiary corporations’ employees, and the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Authorized Shares.

The maximum aggregate number of shares issuable under the 2010 Plan is 3,500,000 shares of our common stock, plus (i) any shares that as of the completion of this offering, have been reserved but not issued pursuant to any awards granted under our 2009 Equity Incentive Plan and are not subject to any awards granted thereunder, and (ii) any shares subject to stock options or similar awards granted under the 2009 Equity Incentive Plan that expire or terminate without having been exercised in full and unvested shares issued pursuant to awards granted under the 2009 Equity Incentive Plan that are forfeited to or repurchased by us, with the maximum number of shares to be added to the 2010 Plan from the 2009 Equity Incentive Plan equal to 6,235,620 shares. In addition, the number of shares available for issuance under the 2010 Plan will be annually increased on the first day of each of our fiscal years beginning with the 2012 fiscal year, by an amount equal to the least of:

•	5,500,000 shares;
•	4.5% of the outstanding shares of our common stock as of the last day of our immediately preceding fiscal year; or
•	such other amount as our board may determine.

Shares issued pursuant to awards under the 2010 Plan that we repurchase or that expire or are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant or sale under the 2010 Plan. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the 2010 Plan.

Plan Administration.

The 2010 Plan will be administered by our board which, at its discretion or as legally required, may delegate such administration to our compensation committee and/or one or more additional committees. The board or committees administering the 2010 Plan are referred to below as the “Administrator.” In the case of awards intended to qualify as “performance-based compensation” within the meaning of Internal Revenue Code Section 162(m), the committee will consist of two or more “outside directors” within the meaning of Section 162(m).

Subject to the provisions of our 2010 Plan, the Administrator has the power to determine the terms of awards, including the recipients, the exercise price, if any, the number of shares covering each award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, the form of consideration, if any, payable upon exercise of the award, and the terms of the award agreement for use under the 2010 Plan. The Administrator also has the authority, subject to the terms of the 2010 Plan, to amend existing awards to reduce or increase their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the Administrator, to institute an exchange program by which outstanding awards may be surrendered in exchange for awards that may have different exercise prices and terms, to prescribe rules and to construe and interpret the 2010 Plan and awards granted under the 2010 Plan.

Stock Options.

The Administrator may grant incentive and/or nonstatutory stock options under our 2010 Plan, provided that incentive stock options are only granted to employees. The exercise price of such options must equal at least the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years; provided, however, that an incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of our stock, or of certain of our parent or subsidiary corporations, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. The Administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the Administrator. Subject to the provisions of our 2010 Plan, the Administrator determines the remaining terms of the options. After the termination of service of an employee, director or consultant, the participant may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in his or her award agreement. However, in no event may an option be exercised later than the expiration of its term. The specific terms will be set forth in an award agreement.

Restricted Stock.

Restricted stock may be granted under our 2010 Plan. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest and the restrictions on such shares will lapse, in accordance with terms and conditions established by the Administrator. The Administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the Administrator provides otherwise. Shares of restricted stock that do not vest for any reason will be forfeited by the recipient and will revert to us. The specific terms will be set forth in an award agreement.

Restricted Stock Units.

Restricted stock units may be granted under our 2010 Plan. Each restricted stock unit granted is a bookkeeping entry representing an amount equal to the fair market value of one share of our common stock. The Administrator determines the terms and conditions of restricted stock units including the vesting criteria, which may include achievement of specified performance criteria or continued service to us, and the form and timing of payment. The Administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout. The Administrator determines in its sole discretion whether an award will be settled in stock, cash or a combination of both. The specific terms will be set forth in an award agreement.

Stock Appreciation Rights.

Stock appreciation rights may be granted under our 2010 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Subject to the provisions of our 2010 Plan, the Administrator determines the terms of stock appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant. The specific terms will be set forth in an award agreement.

Performance Units/Performance Shares.

Performance units and performance shares may be granted under our 2010 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the Administrator are achieved or the awards otherwise vest. The Administrator determines the terms and conditions of performance units and performance shares including the vesting criteria, which may include achievement of specified performance criteria or continued service to us, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the Administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the Administrator prior to the grant date. Performance shares will have an initial value equal to the fair market value of our common stock on the grant date. The Administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof. The specific terms will be set forth in an award agreement.

Transferability of Awards.

Unless the Administrator provides otherwise, our 2010 Plan generally does not allow for the transfer of awards and only the recipient of an option or stock appreciation right may exercise such an award during his or her lifetime.

Certain Adjustments.

In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2010 Plan, the Administrator will make adjustments to one or more of the number and class of shares that may be delivered under the 2010 Plan and/or the number, class and price of shares covered by each outstanding award. In the event of our proposed dissolution or liquidation, the Administrator will notify participants as soon as practicable prior to the effective date of such proposed transaction and all awards, to the extent not previously exercised, will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control.

Our 2010 Plan provides that in the event of a merger or change in control, as defined under the 2010 Plan, each outstanding award will be treated as the Administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time. If the service of an outside director is terminated on or following a merger or change in control, other than pursuant to a voluntary resignation, his or her awards will become fully vested and exercisable, and all performance goals or other vesting requirements will be deemed achieved at 100% of target levels.

Plan Amendment, Termination.

Our board has the authority to amend, alter, suspend or terminate the 2010 Plan provided such action does not impair the existing rights of any participant. Our 2010 Plan will automatically terminate in 2020, unless we terminate it sooner.

2009 Equity Incentive Plan

Our board adopted, and our stockholders approved our 2009 Equity Incentive Plan, or 2009 Plan, in January 2009. Our 2009 Plan permits the grant of incentive stock options, within the meaning of Internal Revenue Code Section 422, to our employees and any of our parent and subsidiary corporations’ employees, and the grant of nonstatutory stock options, stock appreciation rights, restricted stock, and restricted stock units to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants. We will not grant any additional awards under our 2009 Plan following this offering and will instead grant awards under our 2010 Equity Incentive Plan. However, the 2009 Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder.

Authorized Shares.

The maximum aggregate number of shares issuable under the 2009 Plan, as amended through November 15, 2010, is 3,340,000 shares of our common stock, plus (i) any shares that as of the date of stockholder approval of the 2009 Plan, have been reserved but not issued pursuant to any awards granted under our 1999 Stock Plan and are not subject to any awards granted thereunder, and (ii) any shares subject to stock options or similar awards granted under the 1999 Stock Plan that expire or terminate without having been exercised in full and unvested shares issued pursuant to awards granted under the 1999 Stock Plan that are forfeited to or repurchased by us, with the maximum number of shares to be added to the 2009 Plan from the 1999 Stock Plan equal to 4,976,126 shares.

Shares issued pursuant to awards under the 2009 Plan that we repurchase or that expire or are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the 2009 Plan. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the 2009 Plan.

Plan Administration.

The 2009 Plan will be administered by our board which, at its discretion or as legally required, may delegate such administration to our compensation committee and/or one or more additional committees. The board or committees who administer the 2009 Plan are referred to below as the “Administrator.”

Subject to the provisions of our 2009 Plan, the Administrator has the power to determine the terms of awards, including the recipients, the exercise price, if any, the number of shares covering each award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, the form of consideration, if any, payable upon exercise of the award, and the terms of the award agreement for use under the 2009 Plan. The Administrator also has the authority, subject to the terms of the 2009 Plan, to amend existing awards to reduce or increase their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the Administrator, to institute an exchange program by which outstanding awards may be surrendered in exchange for awards that may have different exercise prices and terms, to prescribe rules and to construe and interpret the 2009 Plan and awards granted under the 2009 Plan.

Stock Options.

The administrator may grant incentive and/or nonstatutory stock options under our 2009 Plan, provided that incentive stock options are only granted to employees. The exercise price of such options must equal at least the fair market value of our common stock on the date of grant. The term of a stock option may not exceed ten years; provided, however, that an incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of our stock, or of certain of our parent or subsidiary corporations, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. The Administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the Administrator. Subject to the provisions of our 2009 Plan, the Administrator determines the remaining terms of the options. After the termination of service of an employee, director or consultant, the participant may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in his or her award agreement. However, in no event may an option be exercised later than the expiration of its term. The specific terms will be set forth in an award agreement.

Stock Appreciation Rights.

Stock appreciation rights may be granted under our 2009 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Subject to the provisions of our 2009 Plan, the Administrator determines the terms of stock appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant. The specific terms will be set forth in an award agreement.

Restricted Stock.

Restricted stock may be granted under our 2009 Plan. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest and the restrictions on such shares will lapse, in accordance with terms and conditions established by the Administrator. The Administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the Administrator provides otherwise. Shares of restricted stock that do not vest for any reason will be forfeited by the recipient and will revert to us. The specific terms will be set forth in an award agreement.

Restricted Stock Units.

Restricted stock units may be granted under our 2009 Plan. Each restricted stock unit granted is a bookkeeping entry representing an amount equal to the fair market value of one share of our common stock. The Administrator determines the terms and conditions of restricted stock units including the vesting criteria, which may include achievement of specified performance criteria or continued service to us, and the form and timing of payment. The Administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout. The Administrator determines in its sole discretion whether an award will be settled in stock, cash or a combination of both. The specific terms will be set forth in an award agreement.

Transferability of Awards.

Unless the Administrator provides otherwise, our 2009 Plan generally does not allow for the transfer of awards and only the recipient of an option or stock appreciation right may exercise such an award during his or her lifetime.

Certain Adjustments.

In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2009 Plan, the Administrator will make adjustments to one or more of the number and class of shares that may be delivered under the plan and/or the number, class and price of shares covered by each outstanding award. In the event of our proposed liquidation or dissolution, the Administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control.

Our 2009 Plan provides that in the event of a merger or change in control, as defined under the 2009 Plan, each outstanding award will be treated as the Administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time.

Plan Amendment, Termination.

Our board has the authority to amend, alter, suspend or terminate the 2009 Plan provided such action does not impair the existing rights of any participant. Our 2009 Plan will automatically terminate in 2019, unless we terminate it sooner.

1999 Stock Plan

Our board adopted, and our stockholders approved our 1999 Stock Plan, or 1999 Plan, in November 1999. Following the adoption of our 2009 Equity Incentive Plan, we did not grant any additional awards under the 1999 Plan, but the 1999 Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder.

Our 1999 Plan permitted the grant of incentive stock options, within the meaning of Internal Revenue Code Section 422, to our employees and any of our parent and subsidiary corporations’ employees, and the grant of nonstatutory stock options and stock purchase rights to our parent and subsidiary corporations’ employees and consultants.

Authorized Shares.

The maximum aggregate number of shares issuable under the 1999 Plan was 5,831,651 shares of our common stock.

If an option or stock purchase right expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an option exchange program, or if the shares are repurchased at their original purchase price, such shares will become available for future grant or sale.

Plan Administration.

The 1999 Plan will be administered by our board which, at its discretion or as legally required, may delegate such administration to our compensation committee and/or one or more additional committees. The board or committees administering the 1999 Plan are referred to below as the “Administrator.”

Subject to the provisions of our 1999 Plan, the Administrator had the power to determine the terms of awards, including the recipients, the exercise price, if any, the number of shares covering each award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, the form of consideration, if any, payable upon exercise of the award, and the terms of the award agreement for use under the 1999 Plan. The Administrator also had the authority, subject to the terms of the 1999 Plan, to amend existing awards to reduce their exercise price, to institute an exchange program by which outstanding options may be surrendered in exchange for options with a lower exercise price, to prescribe rules and to construe and interpret the 1999 Plan and awards granted under the 1999 Plan.

Stock Options.

The Administrator could grant incentive and/or nonstatutory stock options under our 1999 Plan, provided that incentive stock options could only be granted to employees. The exercise price of incentive stock options must have been equal to at least the fair market value of our common stock on the date of grant. The exercise price of nonstatutory stock options must have been equal to at least 85% of the fair market value on the date of grant unless the holder of such option owned stock representing more than 10% of the voting power of all classes of our stock, in which case the fair market value must have been at least 110% of the fair market value per share on the date of grant. The term of an incentive stock option could not exceed ten years; provided, however, that an incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of our stock, or of certain of our parent or subsidiary corporations, could not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. The Administrator determined the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the Administrator. Subject to the provisions of our 1999 Plan, the Administrator determined the remaining terms of the options. After the termination of service of an employee, director or consultant, the participant may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in his or her award agreement. However, in no event may an option be exercised later than the expiration of its term. The specific terms were set forth in an award agreement.

Stock Purchase Rights.

Stock purchase rights could be granted either alone, in addition to or in tandem with, other awards granted under the 1999 Plan and/or cash awards made outside of the 1999 Plan. Stock purchase rights are grants of rights to purchase our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. After the Administrator determined that it would offer stock purchase rights, it advised the purchaser of the terms, conditions, and restrictions relating to the offer, including the number of shares that the purchaser was entitled to purchase, the price to be paid and the time within which the purchaser must accept such offer. Once the stock purchase right was exercised, the purchaser will have rights equivalent to a stockholder. The specific terms will be set forth in an award agreement.

Transferability of Awards.

Unless the Administrator provided otherwise, our 1999 Plan generally does not allow for the transfer of awards and only the recipient of an option or stock purchase right may exercise such an award during his or her lifetime.

Certain Adjustments.

In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 1999 Plan, the Administrator will make adjustments to one or more of the number and class of shares that may be delivered under the plan and/or the number, class and price of shares covered by each outstanding award. In the event of our proposed liquidation or dissolution, the Administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control.

Our 1999 Plan provides that in the event of a merger or the sale of substantially all of our assets, each outstanding option and stock purchase right will be assumed or substituted for. If a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then the Administrator will notify the holder of such award that it will fully vest and be exercisable for a period of 15 days from the date of such notice and will terminate upon the expiration of the notice period.

Plan Amendment, Termination.

Our board has the authority to amend, alter, suspend or terminate the 1999 Plan provided such action does not impair the existing rights of any participant. In connection with the adoption of the 2009 Plan, no further awards may be granted under the 1999 Plan.

2010 Employee Stock Purchase Plan

We are establishing the 2010 Employee Stock Purchase Plan, or ESPP, which our board has adopted and which our stockholders will be asked to approve, in connection with this offering. Although approved by our board, we have chosen to delay commencing the ESPP until such date in the future, if ever, following this offering that our board determines in its sole discretion is in our best interest to do so. The Administrator, as defined below, will determine who is eligible to participate in the ESPP, which may include our executive officers, should we ever decide to commence offerings under it. Unless terminated sooner (as described below), the ESPP will continue in effect for a term of 20 years.

A total of 300,000 shares of our common stock will be made available for sale under our ESPP. In addition, our ESPP provides for annual increases in the number of shares available for issuance under the ESPP on the first day of each fiscal year beginning with the 2012 fiscal year, equal to the least of:

•	1,200,000 shares;
•	1% of the outstanding shares of our common stock on the first day of such fiscal year; or
•	such other amount as may be determined by the Administrator.

Our board or a committee designated by the board of directors, referred to herein as the “Administrator”, will administer the ESPP and has full and exclusive authority to interpret the terms of the ESPP and determine eligibility.

All of our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year, or any lesser number of hours per week and/or number of months in any calendar year as required by applicable local law. However, an employee may not be granted rights to purchase stock under our ESPP if such employee:

•	immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or
•	holds rights to purchase stock under all of our employee stock purchase plans that would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year.

Our ESPP is intended to qualify under Section 423 of the Code. The offering periods under the ESPP will begin on such date as determined by the Administrator and expire on the earliest to occur of (a) the completion of the purchase of shares on the last exercise date occurring within 27 months following the enrollment date of the offering period, or (b) a shorter period established by the Administrator prior to the start of the offering period.

The ESPP permits participants to purchase common stock through payroll deductions of up to an amount of their eligible compensation determined by the Administrator. Eligible compensation includes a participant’s base straight time gross earnings, commissions, payments for overtime and shift premium, but exclusive of payments for incentive compensation, bonuses and other similar compensation. Unless otherwise determined by the Administrator, a participant may purchase a maximum of 5,000 shares of common stock during any purchase period under the ESPP.

Amounts deducted and accumulated by the participant are used to purchase shares of our common stock on each exercise date. The purchase price of the shares will be determined by the Administrator, but will be no less than 85% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the exercise date of the options. Participants may end their participation at any time during an offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon termination of employment with us.

A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.

In the event of our merger or Change in Control, as defined under the ESPP, a successor corporation may assume or substitute each outstanding option. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened, and a new exercise date will be set which will occur prior to the proposed merger or change in control. The Administrator will notify each participant in writing or electronically that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless the participant has already withdrawn from the offering period.

The Administrator has the authority to amend, suspend or terminate our ESPP at any time and for any reason, except that, subject to certain exceptions described in the ESPP, no such action may adversely affect any outstanding rights to purchase stock under our ESPP.

Retirement Plans

401(k) Plan

We maintain a tax-qualified 401(k) retirement plan for all employees who satisfy certain eligibility requirements. Under our 401(k) plan, employees may elect to defer a portion of their eligible compensation, subject to applicable annual Internal Revenue Code limits. We currently do not match any contributions made by our employees, including executives. We intend for the 401(k) plan to qualify under Section 401(a) and 501(a) of the Internal Revenue Code so that contributions by employees to the 401(k) plan, and income earned on those contributions, are not taxable to employees until withdrawn from the 401(k) plan.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;
•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and
•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we plan to enter into indemnification agreements with each of our current directors, officers and some employees before the completion of this offering. These agreements will provide for the indemnification of our directors, officers and some employees for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. Under the indemnification agreements, indemnification will only be provided in situations where the indemnified parties acted in good faith and in a manner they reasonably believed to be in or not opposed to our best interest, and, with respect to any criminal action or proceeding, to situations where they had no reasonable cause to believe the conduct was unlawful. In the case of an action or proceeding by or in the right of our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the director and executive officer compensation arrangements discussed above under the heading “Management — Director Compensation” and “Executive Compensation,” respectively, the following is a description of transactions, or series of related transactions, since January 1, 2007 to which we were or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and
•	any of our directors, executive officers, holders of more than 5% of any class of our voting securities or any member of their immediate families had or will have a direct or indirect material interest.

Equity Financings

Series D Preferred Stock Financing

In May 2007, we sold an aggregate of 10,000,000 shares of our Series D preferred stock at a purchase price per share of $1.60, for an aggregate purchase price of $16,000,000, and, in connection therewith, issued warrants to purchase an aggregate of 3,333,333 shares of our Series D preferred stock at an exercise price per share of $2.40. In conjunction with the Series D preferred stock financing, in September 2007, $1,000,000 in promissory notes were converted into 625,000 shares of our Series D preferred stock at a purchase price per share of $1.60 and warrants to purchase an aggregate of 208,332 shares of our Series D preferred stock at an exercise price per share of $2.40 were issued to such purchasers. Purchasers of our Series D preferred stock included entities affiliated with Bessemer Venture Partners and Bay Partners, each of which, as a result of the transaction, became a holder of more than 5% of our outstanding capital stock and whose representatives, Byron Deeter and Neil Sadaranganey, respectively, are members of our board. The following table summarizes purchases of Series D preferred stock and warrants to purchase Series D preferred stock by the above-listed investors:

Name of Stockholder	Number of Series D Shares	Series D Warrants	Exercise Price per Share	Dollar Amount
Entities affiliated with Bessemer Venture Partners(1)	6,250,000	2,083,333	$2.40	$10,000,000
Entities affiliated with Bay Partners(2)	3,750,000	1,250,000	$2.40	$6,000,000

(1)	Affiliates of Bessemer Venture Partners holding our securities whose shares are aggregated for purposes of reporting share ownership information include Bessemer Venture Partners VI L.P., Bessemer Venture Partners Co-Investment L.P. and Bessemer Venture Partners VI Institutional L.P.
(2)	Affiliates of Bay Partners holding our securities whose shares are aggregated for purposes of reporting share ownership information include Bay Partners XI, L.P. and Bay Partners XI Parallel Fund, L.P.

Series E Preferred Stock Financing

In January 2009, we sold an aggregate of 5,272,727 shares of Series E preferred stock at purchase price per share of $1.65, for an aggregate purchase price of approximately $8,700,000, and, in connection therewith, issued warrants to purchase an aggregate of 1,054,543 shares of Series E preferred stock at an exercise price per share of $2.40. Purchasers of the Series E preferred stock include entities affiliated with Bessemer Venture Partners, Bay Partners and Meritech Capital, each of which holds more than 5% of our outstanding capital stock and whose representatives, Byron Deeter, Neil Sadaranganey and Robert Ward, respectively, are members of our board. The following table summarizes purchases of Series E preferred stock and warrants to purchase Series E preferred stock by the above-listed investors:

Name of Stockholder	Number of Series E Shares	Series E Warrants	Exercise Price per Share	Dollar Amount
Entities affiliated with Bessemer Venture Partners(1)	90,909	18,182	$2.40	$150,000
Entities affiliated with Bay Partners(2)	151,515	30,303	$2.40	$250,000
Entities affiliated with Meritech Capital(3)	4,848,485	969,696	$2.40	$8,000,000

(1)	Affiliates of Bessemer Venture Partners holding our securities whose shares are aggregated for purposes of reporting share ownership information include Bessemer Venture Partners VI L.P., Bessemer Venture Partners Co-Investment L.P. and Bessemer Venture Partners VI Institutional L.P.
(2)	Affiliates of Bay Partners holding our securities whose shares are aggregated for purposes of reporting share ownership information include Bay Partners XI, L.P. and Bay Partners XI Parallel Fund, L.P.
(3)	Affiliates of Meritech Capital holding our securities whose shares are aggregated for purposes of reporting share ownership information include Meritech Capital Partners III, L.P. and Meritech Capital Affiliates III, L.P.

Repurchase Agreements

On May 10, 2007 in connection with the sale of our Series D preferred stock, we repurchased 650,000 shares of our common stock from Adam Miller, our President and Chief Executive Officer, at a purchase price per share of $1.10, for aggregate consideration of $715,000.

On May 10, 2007, in connection with the sale of our Series D preferred stock, we repurchased 4,500,000 shares of Series A preferred stock from Aon Corporation at a purchase price per share of $1.20, for aggregate consideration of $5,400,000.

Loans to Executive Officers

We entered into employment agreements in May 2007 with each of Perry Wallack, our Chief Financial Officer, and Steven Seymour, our Executive Vice President of Strategic Accounts, which provided for a loan to each of Messrs. Wallack and Seymour in an aggregate principal amount of $300,000 at an interest rate of 5% annually, upon their satisfaction of certain performance requirements. The outstanding principal and accrued interest due under each loan was charged to compensation expense in 2007 and 2008.

Stock Option Repricing

On December 5, 2007, in accordance with the terms of the 1999 Plan, the board approved a reduction in the exercise prices of certain options held by our directors and then current full-time employees, including certain of our executive officers. The exercise prices of the options held by the directors and executive officers below were reduced in connection with the repricing as follows:

		Repriced Options
Name of Optionee	Title	Number of Securities Underlying Repriced Options	Original Exercise Price ($)	Exercise Price After Repricing ($)
Mark Baker	Director	50,000	0.85	0.34
Harold Burlingame	Director	25,000	0.85	0.34
Steven Seymour	Executive Vice President of Strategic Accounts	350,000	0.85	0.34
		247,500	0.55	0.34
		100,000	0.80	0.34
Perry Wallack	Chief Financial Officer	250,000	0.85	0.34
		180,000	0.55	0.34

Investors’ Rights Agreement

We have entered into an investors’ rights agreement with certain holders of our common stock and preferred stock, including Adam Miller, our Chief Executive Officer, and entities affiliated with each of Bessemer Venture Partners, Bay Partners and Meritech Capital, each of which is a holder of more than 5% of our capital stock, that provides for certain rights relating to the registration of their shares of common stock, including shares issued upon conversion of their preferred stock. See “Description of Capital Stock — Registration Rights” below for additional information.

Subscription Services Agreement

James McGeever, a member of our board of directors since June 2010, is the Chief Operating Officer of NetSuite Inc. In December 2009, we entered into a subscription services agreement with NetSuite, under which we licensed the use of NetSuite’s enterprise resource planning software to manage portions of our financial systems. In 2009 and 2010, we incurred expenses of $0 and $55,000, respectively, to NetSuite in license, maintenance and support fees under the terms of the agreement. We expect to incur obligations to pay approximately $82,500 in such fees in 2011 and a similar amount in such fees in future years for so long as the agreement remains in effect.

Indemnification Agreements

We have also entered into indemnification agreements with each of our directors and officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See “Executive Compensation — Limitation on Liability and Indemnification Matters.”

Transactions with Cornerstone OnDemand Foundation

We formed the Cornerstone OnDemand Foundation in 2010. The Foundation’s board of directors has three members. Adam Miller, our Chief Executive Officer, serves as the chairman of the Foundation's board. Neither of the two other directors is an officer or employee of our company. We intend to enter into a distribution agreement with the Foundation pursuant to which we will allow the Foundation to distribute our solution to non-profit organizations at significantly reduced rates on terms generally similar to terms in our other distribution agreements. This agreement will be negotiated on an arms-length basis, and Mr. Miller will recuse himself from the negotiations with respect thereto.

Policies and Procedures for Related Party Transactions

We have adopted a formal written policy that our executive officers, directors, holders of more than 5% of any class of our voting securities, and any member of the immediate family of and any entity affiliated with any of the foregoing persons, are not permitted to enter into a related party transaction with us, in which the amount involved exceeds $120,000, without the prior consent of our audit committee. In approving or rejecting any such proposal, our audit committee will take into account the relevant facts and circumstances available and deemed relevant to our audit committee, including, but not limited to, the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction. All of the transactions described above were entered into prior to the adoption of this policy.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth, as of December 31, 2010, information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our voting securities;
•	each of our named executive officers;
•	each of our directors;
•	all of our executive officers and directors as a group; and
•	each of the selling stockholders.

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, a person is generally deemed to beneficially own a security if such person has sole or shared voting or investment power with respect to that security, including with respect to options and warrants that are currently exercisable or exercisable within 60 days. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock that they are deemed to beneficially own, subject to community property laws where applicable.

Shares of common stock subject to stock options and warrants currently exercisable or exercisable within 60 days of December 31, 2010 are deemed to be outstanding for computing the percentage ownership of the person holding these options and warrants and the percentage ownership of any group of which the holder is a member but are not deemed outstanding for computing the percentage of any other person.

We have based our calculation of the percentage of beneficial ownership prior to the offering on          shares of our common stock outstanding on December 31, 2010, assuming the conversion of all shares of our outstanding preferred stock into 23,752,616 shares of our common stock, the issuance of      shares of our common stock upon the net exercise of outstanding warrants, and the issuance of          shares of our common stock upon the assumed cash exercise of outstanding warrants, each as of immediately prior to the completion of the offering. We have based our calculation of the percentage of beneficial ownership after the offering on         shares of our common stock outstanding immediately after the completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares).

Unless otherwise noted below, the address for each of the stockholders in the table below is c/o Cornerstone OnDemand, Inc., 1601 Cloverfield Blvd., Suite 620 South, Santa Monica, California 90404.

	Beneficial Ownership Prior to the Offering(1)				Beneficial Ownership After the Offering(1)
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent		Shares Being Offered(16)	Number of Shares Beneficially Owned	Percent
5% Stockholders:
Entities affiliated with Bessemer Venture Partners(2)	8,442,424		%				%
Entities affiliated with Meritech Capital(3)	5,818,181		%				%
Entities affiliated with Bay Partners(4)	5,553,900		%				%
Named executive officers and directors:
Adam L. Miller(5)	7,000,000		%				%
Perry A. Wallack(6)	740,125		%				%
Steven D. Seymour(7)	925,486		%				%
Vincent Belliveau(8)	380,417	*				*
David J. Carter(9)	177,604	*				*
R.C. Mark Baker(10)	325,098	*				*
Harold W. Burlingame(11)	131,250	*				*
Byron B. Deeter(12)	—	—				—
James McGeever(13)	60,000	*				*
Mark Goldin	—	—				—
Neil G. Sadaranganey	—	—				—
Robert D. Ward(14)	5,818,181		%				%
All executive officers and directors as a group (12 persons)(15)	15,558,161		%				%
Other selling stockholders			%				%

*	Represents beneficial ownership of less than one percent (1%).
(1)	Shares shown in the table above include shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.
(2)	Consists of: (i) 4,685,370 shares held of record by Bessemer Venture Partners VI L.P.; (ii) 1,577,414 shares held of record by Bessemer Venture Partners Co-Investment L.P.; (iii) 78,125 shares held of record by Bessemer Venture Partners VI Institutional L.P.; (iv) 1,552,699 shares issuable upon the exercise of warrants held by Bessemer Venture Partners VI, L.P. that are immediately exercisable at an exercise price of $2.40 per share; (v) 522,774 shares issuable upon the exercise of warrants held by Bessemer Venture Partners Co-Investment L.P. that are immediately exercisable at an exercise price of $2.40 per share; and (vi) 26,042 shares issuable upon the exercise of warrants held by Bessemer Venture Partners VI Institutional L.P that are immediately exercisable at an exercise price of $2.40 per share. Deer VI & Co. LLC is the general partner of each of Bessemer Venture Partners VI, L.P., Bessemer Venture Partners Co-Investment L.P. and Bessemer Venture Partners VI Institutional L.P. (collectively referred to as the “Bessemer Venture Partners Entities”). David J. Cowan, J. Edmund Colloton, Robert M. Stavis, Robin S. Chandra and Robert P. Goodman are the executive managers of Deer VI & Co. LLC and share voting and dispositive power over the shares held by the Bessemer Venture Partners Entities. Mr. Deeter, one of our directors, has no voting or dispositive power with respect to the shares held by the Bessemer Venture Partners Entities. The address for these entities is 1865 Palmer Avenue, Suite 104, Larchmont, New York 10538.

(3)	Consists of (i) 4,761,697 shares held of record by Meritech Capital Partners III L.P.; (ii) 86,788 shares held of record by Meritech Capital Affiliates III L.P.; (iii) 952,339 shares issuable upon the exercise of warrants held by Meritech Capital Partners III L.P. that are immediately exercisable at an exercise price of $2.40 per share; and (iv) 17,357 shares issuable upon the exercise of warrants held by Meritech Capital Affiliates III L.P. that are immediately exercisable at an exercise price of $2.40 per share. Meritech Capital Associates III L.L.C., the general partner of Meritech Capital Partners III L.P. and Meritech Capital Affiliates III L.P., has sole voting and dispositive power with respect to the shares held by Meritech Capital Partners III L.P. and Meritech Capital Affiliates III L.P. The managing member of Meritech Capital Associates III L.L.C. is Meritech Management Associates III L.L.C. Paul S. Madera, Michael B. Gordon, Robert D. Ward and George H. Bischof, the managing members of Meritech Management Associates III L.L.C., share voting and dispositive power with respect to the shares held by these entities and disclaim beneficial ownership of these shares except to the extent of their respective individual pecuniary interest therein. The address for each of these entities is 245 Lytton Avenue, Suite 350, Palo Alto, California 94301.
(4)	Consists of (i) 4,252,228 shares held of record by Bay Partners XI, L.P. (“Bay Partners”); (ii) 21,369 shares held of record by Bay Partners XI Parallel Fund, L.P. (“Bay Parallel”); (iii) 1,273,901 shares issuable upon the exercise of warrants held by Bay Partners that are immediately exercisable at an exercise price of $2.40 per share; and (iv) 6,402 shares issuable upon the exercise of warrants held by Bay Parallel that are immediately exercisable at an exercise price of $2.40 per share. Stuart G. Phillips, the Manager of Bay Management Company XI, LLC, the General Partner of Bay Partners and Bay Parallel, has sole voting and dispositive power with respect to the shares held by these entities, but disclaims beneficial ownership of these shares except to the extent of his individual respective pecuniary interest therein. The address of each of these entities and Mr. Phillips is 490 S. California Avenue, Suite 200, Palo Alto, California 94306.
(5)	Consists of (i) 5,250,000 shares held of record by Mr. Miller; (ii) 250,000 shares held of record by the Miller Family Education GRAT dated June 25, 2010 for which Mr. Miller serves as trustee; and (iii) 1,500,000 shares held of record by the Miller 2010 Family GRAT for which Mr. Miller's spouse serves as investment advisor.
(6)	Consists of (i) 718,251 shares held of record by Mr. Wallack and (ii) options to purchase 21,874 shares exercisable within 60 days of December 31, 2010.
(7)	Consists of (i) 899,966 shares held of record by Steven Seymour and (ii) options to purchase 25,520 shares exercisable within 60 days of December 31, 2010.
(8)	Consists of options to purchase 380,417 shares exercisable within 60 days of December 31, 2010.
(9)	Consists of options to purchase 177,604 shares exercisable within 60 days of December 31, 2010.
(10)	Consists of (i) 200,098 shares held of record by Mr. Baker and (ii) options to purchase 125,000 shares exercisable within 60 days of December 31, 2010.
(11)	Consists of (i) 31,250 shares held of record by Mr. Burlingame and (ii) options to purchase 100,000 shares exercisable within 60 days of December 31, 2010.
(12)	Mr. Deeter serves as an employee of Bessemer Venture Partners, the management company affiliate of the Bessemer Venture Partners Entities that hold an aggregate of 8,442,424 shares of our common stock as disclosed in footnote 2 to this table. Mr. Deeter has a passive economic interest in (i) a limited partner of Bessemer Venture Partners Co-Investment L.P. and (ii) Deer VI & Co. LLC, the general partner of the Bessemer Venture Partners Entities. Mr. Deeter disclaims beneficial ownership of the shares held by the Bessemer Venture Partners Entities, except to the extent of his pecuniary interest therein.
(13)	Consists of 60,000 shares held of record by Mr. McGeever, all of which are subject to a repurchase right we hold as of December 31, 2010. On January 14, 2011, our board of directors granted Mr. McGeever an option to purchase 15,000 shares of our common stock. This option, which contains an early exercise provision, will vest as to 1/3 of the shares subject to the option on the first anniversary of the vesting commencement date, and as to the remaining shares subject to the option in equal monthly increments over the following two years, subject to Mr.

McGeever’s continued service on our board on each such date. The shares of common stock underlying this option have been excluded from the table above as no shares were beneficially owned as of December 31, 2010.
(14)	Consists of the shares listed in footnote 3 above, which are held by entities affiliated with Meritech Capital. Mr. Ward is a managing member of Meritech Management Associates III L.L.C. and holds shared voting and dispositive power over the shares held by the entities affiliated with Meritech Capital. Mr. Ward disclaims beneficial ownership of the shares held by the entities affiliated with Meritech Capital, except to the extent of his individual pecuniary interest therein.
(15)	Consists of (i) 13,758,050 shares held of record by the current directors and executive officers, 60,000 of which are subject to a repurchase right we hold as of December 31, 2010; (ii) options to purchase 830,415 shares exercisable within 60 days of December 31, 2010; and (iii) 969,696 shares issuable upon the assumed exercise of warrants that are immediately exercisable at an exercise price of $2.40 per share.
(16)	If the underwriters exercise their option to purchase additional shares in full, (i) entities affiliated with Bessemer Venture Partners will sell an additional shares; (ii) entities affiliated with Meritech Capital will sell an additional shares; (iii) entities affiliated with Bay Partners will sell an additional shares; (iv) Adam L. Miller will sell an additional shares; (v) Perry A. Wallack will sell an additional shares; (vi) Steven D. Seymour will sell an additional shares; (vii) Harold W. Burlingame will sell an additional shares; (viii) R.C. Mark Baker will sell an additional shares; and (ix) the other selling stockholders will sell an additional shares.

DESCRIPTION OF CAPITAL STOCK

General

Upon the completion of this offering, our amended and restated certificate of incorporation will authorize us to issue up to 1,000,000,000 shares of common stock, $0.0001 par value per share, and 50,000,000 shares of preferred stock, $0.0001 par value per share. The following information reflects (i) the filing of our amended and restated certificate of incorporation, (ii) the conversion of all outstanding shares of our preferred stock into shares of common stock, (iii) the issuance of      shares of common stock upon the net exercise of outstanding warrants (iv) the issuance of          shares of common stock upon the assumed cash exercise of warrants outstanding, in each case immediately prior to the completion of this offering.

As of December 31, 2010, there were outstanding:

•	shares of common stock held by approximately 145 stockholders;
•	5,347,352 shares of common stock issuable upon exercise of outstanding stock options; and
•	270,000 shares of common stock issuable upon the vesting of outstanding restricted stock units.

All of our issued and outstanding shares of capital stock are duly authorized, validly issued, fully paid and non-assessable. Our shares of common stock are not redeemable and, following the closing of this offering, will not have preemptive rights.

As of December 31, 2010, there were warrants to purchase an aggregate of 1,450,000 shares of our common stock at a weighted average exercise price of $1.33 per share that will remain outstanding after this offering.

Subsequent to December 31, 2010, we granted options to purchase 419,628 shares of common stock at an exercise price of $8.88 per share and restricted stock units for 42,000 shares.

On November 19, 2010, we increased the exercise price of certain outstanding September 20, 2010 stock option grants to purchase 568,118 shares of common stock from $2.76 per share to $5.93 per share. The modification of the exercise price did not result in any incremental stock-based compensation expense.

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon completion of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. We have never declared or paid dividends on any of our common stock and currently do not anticipate paying any cash dividends after the offering or in the foreseeable future.

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights with respect to the election of directors. Accordingly, holders of a majority of our voting shares are able to elect all of the members of our board of directors.

Liquidation

In the event of the liquidation, dissolution or winding up of our company, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Warrants

Immediately following the closing of this offering, unless earlier exercised, there will be outstanding warrants to purchase an aggregate of 1,450,000 shares of our common stock.

Such warrants include warrants to purchase 929,375 shares of our common stock at a weighted average exercise price of $1.18 per share. Of such common stock warrants, warrants to purchase 125,000 shares will expire in 2012, warrants to purchase 150,000 shares will expire in 2013 and warrants to purchase 199,375 shares will expire in 2014. The common stock warrants also include warrants to purchase 95,000 shares, at an exercise price of $3.50 per share, issued to two accredited investors in August 2010. These warrants may be exercised on a net basis whereby, in lieu of paying the exercise price in cash, the holders may instruct us to withhold a number of shares that, if issued, would have a fair market value at the time of exercise equal to the aggregate exercise price of the warrants. If not exercised, these warrants will expire on August 20, 2020, provided that, subject to certain exceptions, these warrants will automatically net exercise immediately prior to expiration. The common stock warrants also include a warrant to purchase 360,000 shares, at an exercise price of $0.01 per share, issued to ADP in November 2010. If not exercised, this warrant will expire in December 2013.

The warrants to purchase 1,450,000 shares of common stock also include warrants that are currently exercisable for 380,000 shares of Series C preferred stock at a weighted average exercise price of $1.60 per share. Such Series C warrants will automatically become warrants to purchase the same number of shares of common stock at the same exercise price upon the completion of the offering. The Series C warrants include a warrant to purchase 225,000 shares, at an exercise price of $1.60 per share, issued in connection with a loan and security agreement we entered into with ORIX Venture Finance LLC in June 2004. If not exercised, this warrant will expire on June 29, 2011, provided that, subject to certain exceptions, the warrant will automatically net exercise immediately prior to expiration. The remaining Series C warrants, which are exercisable for 155,000 shares, will also expire in June 2011.

The warrants to purchase 1,450,000 shares of common stock also include a warrant that is currently exercisable for 140,625 shares of Series D preferred stock at an exercise price of $1.60 per share. This Series D warrant, which was issued in connection with a loan and security agreement we entered into with Comerica Bank in September 2007, will automatically become a warrant to purchase the same number of shares of common stock at the same exercise price upon the completion of the offering. If not exercised, the Series D warrant will expire on September 12, 2014, provided that, if this offering closes between September 12, 2011 and September 12, 2014, the Series D warrant will expire on the third anniversary of the effective date of this offering.

All of the warrants described above contain provisions for the adjustment of their exercise prices and the numbers of shares issuable upon exercise in the event of a stock dividend, reclassification, stock split, consolidation or similar event.

Preferred Stock

After the completion of this offering, no shares of preferred stock will be outstanding. Pursuant to our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by our stockholders, to issue from time to time up to 50,000,000 shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), liquidation preferences and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock or delaying, deterring or preventing a change in control. Such issuance could also have the effect of decreasing the market price of the common stock. We currently have no plans to issue any shares of preferred stock.

Registration Rights

Demand Registration Rights

After the completion of this offering, the holders of approximately         shares of our common stock will be entitled to certain demand registration rights. At any time following the 180th day after the effective date of this registration statement on Form S-1, the holders of at least 50% of these shares can, on not more than one occasion, request that we register all or a portion of their shares. Such request for registration must cover at least that number of shares with reasonably expected aggregate offering proceeds, which (after deduction of underwriters’ discounts and expenses related to the offering) equal or exceed $5.0 million. If our board of directors determines in good faith that it would be materially detrimental to us and not in our best interest for a registration statement to be filed, we have the right to defer such registration, not more than once in any 12 month period, for a period of up to 180 days.

Piggyback Registration Rights

After the completion of this offering, in the event that we propose to register the offer and sale of any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of approximately          shares of our common stock will be entitled to certain “piggyback” registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a demand registration, registration related to employee benefit plans, debt securities, corporate reorganizations or other transactions to be registered on Form S-4, a registration on Form S-3 of securities to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act, or any registration that does not permit secondary re-sales, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Form S-3 Registration Rights

After the completion of this offering, the holders of approximately          shares of our common stock will be entitled to certain Form S-3 registration rights. The holders of these shares can make a written request that we register the offer and sale of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $2.0 million. We will not be required to effect a registration on Form S-3 if we have effected two such registrations in a given 12 month period. If our board of directors determines in good faith that it would be materially detrimental to us and not in our best interest for a registration statement to be filed, we have the right to defer such registration, not more than once in any 12 month period, for a period of up to 180 days.

We will pay the registration expenses, subject to certain specified exceptions, of the holders of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described above. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.

The demand, piggyback and Form S-3 registration rights described above will expire, with respect to any particular stockholder, three years following the completion of this offering or when that stockholder is able to sell all of its registrable shares under Rule 144 of the Securities Act during any 90-day period.

Pursuant to our investors’ rights agreement, each stockholder that has registration rights has agreed that to the extent requested by us and the underwriters, such stockholder will not sell or otherwise dispose of any securities for a period of 180 days after the date of this prospectus, subject to certain terms and conditions. See “Underwriting.”

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws to be in Effect Upon the Completion of this Offering

Our amended and restated certificate of incorporation to be in effect upon the completion of this offering will provide for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering will provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, chairman of the board, chief executive officer or president (in the absence of a chief executive officer) may call a special meeting of stockholders.

Our amended and restated certificate of incorporation will require a 70% stockholder vote for the amendment, repeal or modification of certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws relating to the classification of our board of directors, the requirement that stockholder actions be effected at a duly called meeting and the designated parties entitled to call a special meeting of the stockholders. The combination of the classification of our board of directors, the lack of cumulative voting and the 70% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us and are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit increases in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or
•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Acceleration of Options Upon Change of Control

Generally, under our 1999 Stock Plan, 2009 Equity Incentive Plan and 2010 Equity Incentive Plan, in the event of certain mergers, a reorganization or consolidation of our company with or into another corporation or the sale of all or substantially all of our assets or all of our capital stock wherein the successor corporation does not assume outstanding options or issue equivalent options, outstanding options under such plans will accelerate pursuant to the terms of such plans.

Limitations of Liability and Indemnification

See “Management — Limitation on Liability and Indemnification Matters.”

Listing

We have applied to have our common stock approved for quotation on the NASDAQ Global Market under the symbol “CSOD.”

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for our common stock will be BNY Mellon Shareowner Services. The transfer agent’s address is Newport Office Center VII, 480 Washington Blvd., Jersey City, New Jersey, and its telephone number is (201) 680-6578.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and although we expect that our common stock will be approved for listing on the NASDAQ Global Market, we cannot assure you that there will be an active public market for our common stock following this offering. We cannot predict what effect, if any, sales of our shares in the public market or the availability of shares for sale will have on the market price of our common stock. Future sales of substantial amounts of common stock in the public market, including shares issued upon exercise of outstanding options or warrants, or the perception that such sales may occur, however, could adversely affect the market price of our common stock and our future ability to raise capital through the sale of our common stock or other equity-related securities at times and prices we believe appropriate.

Upon the completion of this offering, a total of          shares of our common stock will be outstanding, based on shares outstanding as of December 31, 2010 and assuming the conversion of all outstanding shares of preferred stock into shares of common stock upon the completion of the offering, the issuance of          shares of common stock upon the net exercise of warrants and the issuance of          shares of common stock upon the assumed cash exercise of warrants, in each case immediately prior to the completion of the offering. All of the shares of common stock expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining outstanding shares of our common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if registered under the Securities Act or if those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements and market stand-off provisions described below and the provisions of Rules 144 and 701, and assuming no extension of the lock-up period and no exercise of the underwriters’ option to purchase additional shares, the shares of our common stock that are deemed “restricted securities” will be available for sale in the public market following the completion of this offering as follows:

•	shares will be eligible for sale on the date of this prospectus; and
•	additional shares will be eligible for sale upon expiration of the lock-up agreements and market stand-off provisions described below 180 days after the date of this prospectus, subject in many cases to the limitations of either Rule 144 or Rule 701 under the Securities Act.

In addition, 1,450,000 shares of common stock will be issuable upon the exercise of warrants that will remain outstanding after this offering. To the extent these warrants are exercised on a net basis, the shares issued thereby will be eligible for sale upon 180 days following the date of this prospectus, subject to extensions as described under the heading “Underwriting.” Similarly, of the 5,347,352 shares of our common stock that were subject to stock options outstanding as of December 31, 2010, options to purchase 2,287,504 shares of common stock were vested as of such date and will be eligible for sale 180 days following the date of this prospectus, subject to extensions as described under the heading “Underwriting.''

We may issue shares of our common stock from time to time for a variety of corporate purposes, including in capital-raising activities through future public offerings or private placements, in connection with exercise of stock options or warrants, vesting of restricted stock units and other issuances relating to our employee benefit plans and as consideration for future acquisitions, investments or other purposes. The number of shares of our common stock that we may issue may be significant, depending on the events surrounding such issuances. In some cases, the shares we issue may be freely tradable without restriction or further registration under the Securities Act; in other cases, we may grant registration rights covering the shares issued in connection with these issuances, in which case the holders of the shares will have the right, under certain circumstances, to cause us to register any such shares for resale to the public.

Lock-Up and Market Stand-Off Agreements

We and our officers, directors and substantially all of the holders of our equity securities, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to offer, sell or transfer any common stock or securities convertible into or exchangeable or exercisable for common stock, other than the shares which the selling stockholders may sell in this offering, for 180 days after the date of this prospectus without first obtaining the written consent of Goldman, Sachs & Co. and Barclays Capital Inc., subject to specified exceptions and a possible extension under certain circumstances beyond the end of such 180-day period, after the date of this prospectus. These agreements are described below under the section captioned “Underwriting.”

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain securityholders, including our investors' rights agreement, that contain market stand-off provisions imposing restrictions on the ability of such securityholders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Goldman, Sachs & Co. and Barclays Capital Inc. have advised us that they have no present intent or arrangement to release any shares subject to a lock-up and will consider the release of any shares subject to a lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, Goldman, Sachs & Co. and Barclays Capital Inc. will consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, the reasons for the request, the possible impact on the market for our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months, and who is not subject to a lock-up or market stand off agreement, will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to the registration requirements of the Securities Act. Sales of our common stock by any such person will be subject to the availability of certain current public information about us if the shares to be sold have been beneficially owned by such person for less than one year.

In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the completion of this offering, without regard to the registration requirements of the Securities Act or the availability of public information about us, if:

•	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and
•	the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and
•	the average weekly trading volume in our common stock on the NASDAQ Global Market during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. To the extent that shares were acquired from one of our affiliates, a person’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701, a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with public information and holding-period requirements of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such Rule 701 shares pursuant to Rule 144. However, as discussed above, substantially all Rule 701 shares are subject to lock-up agreements or market stand-off provisions, and, as a result, these shares will only become eligible for sale at the earlier of the expiration of the lock-up period or upon obtaining the consent of the underwriters to release all or any portion of these shares from the lock-up agreements.

Registration Rights

Upon the expiration of the lock-up agreements and market stand-off provisions described above, the holders of approximately          shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of those shares under the Securities Act. For a description of these registration rights, see “Description of Capital Stock — Registration Rights.” After these shares are registered, they will be freely tradable without restriction under the Securities Act.

Stock Options

As soon as practicable after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register shares of our common stock subject to options outstanding or reserved for issuance under our 1999 Plan, 2009 Plan and 2010 Plan. This registration statement will become effective immediately upon filing, and shares covered by the Form S-8 registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements and market stand-off provisions described above and Rule 144 limitations applicable to affiliates. For a more complete discussion of our stock plans, see “Management — Employee Benefit and Stock Plans.”

Warrants

Upon completion of this offering, warrants entitling the holders to purchase an aggregate of 1,450,000 shares of our common stock at exercise prices ranging from $0.01 to $3.50 per share (subject to adjustment as provided in the warrants) will remain outstanding. See “Description of Capital Stock — Warrants” for additional information. The shares issued upon exercise of the warrants may be sold after the expiration of the lock-up period described above, subject the requirements of Rule 144 described above.

MATERIAL U.S. FEDERAL INCOME TAX
CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax consequences applicable to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all the potential U.S. federal income tax consequences relating thereto, nor does it address any tax consequences arising under any state, local or non-U.S. tax laws, the U.S. federal estate tax or gift tax rules or any other U.S. federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended (referred to herein as the “Code”), Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder in light of that holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation, persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below), certain former citizens or long-term residents of the United States, an integral part or controlled entity of a foreign sovereign, partnerships and other pass-through entities, real estate investment trusts, regulated investment companies, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, banks, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation, persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment or persons deemed to sell our common stock under the constructive sale provisions of the Code.

If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds our common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of acquiring, owning or disposing of our common stock.

THIS DISCUSSION OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK WITH RESPECT TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS, THE U.S. FEDERAL ESTATE OR GIFT TAX RULES, ANY OTHER U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATY.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership for U.S. federal income tax purposes. A U.S. person is any of the following:

•	an individual citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust (i) if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions on Our Common Stock

As described in the section titled “Dividend Policy,” we do not anticipate paying cash dividends on our common stock. If, however, we make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a non-U.S. holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as gain from the sale of stock and will be treated as described under the section titled “Gain on Sale or Disposition of Our Common Stock” below.

Dividends paid to a non-U.S. holder of our common stock that are not effectively connected with a U.S. trade or business conducted by such holder generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must timely furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, who then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding possible entitlement to benefits under a tax treaty.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with such holder’s U.S. trade or business (and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States), dividends paid to the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8ECI (or applicable successor form), certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States.

Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business (and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to graduated U.S. federal income tax rates, net of deductions and credits, in the same manner as if such holder were a U.S. person. Dividends that are effectively connected with the conduct of a U.S. trade or business and paid to a non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty). Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

A non-U.S. holder that claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Gain on Sale or Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States;
•	the non-U.S. holder is a nonresident alien individual present in the United States for a period or periods of 183 days or more in the aggregate during the taxable year of the sale or disposition and certain other requirements are met; or
•	our common stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes during the relevant statutory period.

Unless an applicable tax treaty provides otherwise, the gain described in the first bullet point above generally will be subject to U.S. federal income tax at graduated tax rates on a net income basis in the same manner as if such holder were a U.S. person. A non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty). Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Gain described in the second bullet point above generally will be subject to U.S. federal income tax at a flat 30% rate (or such a lower rate specified by an applicable income tax treaty), but may be offset by U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe that we currently are not, and we do not anticipate becoming, a USRPHC for U.S. federal income tax purposes. Because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our non-U.S. real property interests and other trade or business assets, however, there can be no assurance that we will not become a USRPHC in the future. In the event we do become a USRPHC, as long as our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, our common stock will be treated as a U.S. real property interest only with respect to a non-U.S. holder that actually or constructively holds more than 5 percent of our common stock at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period. We expect our common stock to be “regularly traded” on an established securities market, although we cannot guarantee that it will be so traded. If gain on the sale or other taxable disposition of our stock were subject to taxation under the third bullet point above, the non-U.S. holder would be subject to regular U.S. federal income tax with respect to such gain in generally the same manner as a U.S. person.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder, the name and address of the non-U.S. holder, and the amount of any tax withheld with respect to those dividends. This information also may be made available under a specific treaty or agreement with the tax authorities of the country in which the non-U.S. holder resides or is established. Under certain circumstances, the Code imposes an information reporting and a backup withholding obligation (currently at a rate of 28%) on certain reportable payments such as dividends paid on or the gross proceeds from disposition of our common stock. Backup withholding generally will not, however, apply to payments of dividends to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or W-8ECI, or otherwise establishes an exemption. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

New Legislation Relating to Foreign Accounts

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” (as specially defined under these rules) and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain non-U.S. holders. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The legislation would apply to payments made after December 31, 2012. Prospective investors should consult their tax advisors regarding this legislation.

UNDERWRITING

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Barclays Capital Inc. are joint bookrunning managers and the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Barclays Capital Inc.
William Blair & Company, L.L.C.
Piper Jaffray & Co.
Pacific Crest Securities LLC
JMP Securities LLC
Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional          shares from the selling stockholders. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase          additional shares.

Paid by Us

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $       per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, our officers, directors, and holders of substantially all of the company’s common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Prior to this offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to have our common stock approved for quotation on the NASDAQ Global Market under the symbol “CSOD”.

At our request, the underwriters have reserved for sale at the initial public offering price up to       shares of our common stock being offered for sale to business associates. We will offer these shares to the extent permitted under applicable regulations in the United States. The sales will be made by Barclays Capital Inc. through a directed share program. The number of shares of common stock available for sale to the general public will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. We have agreed to indemnify Barclays Capital Inc. in connection with the directed share program, including for the failure of any participant to pay for its shares.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NASDAQ Global Market, in the over-the-counter market or otherwise.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;
(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or
(d)	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

(e)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and
(f)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We and the selling stockholders estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $        . We will pay all such expenses.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act arising out of, or based upon, certain material misstatements or omissions as well as to reimburse each underwriter for any expenses reasonably incurred by such underwriter in connection with investigating or defending any such action or claim. We and the selling stockholders have also agreed to contribute to payments the underwriters may be required to make in respect of such liabilities.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In addition, an affiliate of Barclays Capital Inc. entered into a subscription agreement with us for our solution on September 21, 2007, as amended and supplemented, and is currently one of our largest clients.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the company. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

LEGAL MATTERS

Certain legal matters with respect to the legality of the issuance of the shares of common stock offered by us and offered by the selling stockholders in this prospectus will be passed upon for us and for the selling stockholders by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California. The underwriters are being represented by Latham & Watkins LLP, Menlo Park, California, in connection with the offering.

EXPERTS

The financial statements as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract (or other document) are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers that file electronically with the SEC. The address of that website is www.sec.gov. We also maintain a website at www.csod.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with this law, will file periodic reports,

proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

CORNERSTONE ONDEMAND, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Cornerstone OnDemand, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders’ deficit and cash flows present fairly, in all material respects, the financial position of Cornerstone OnDemand, Inc. and its subsidiaries (the “Company”) at December 31, 2010 and 2009 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California
February 10, 2011

CORNERSTONE ONDEMAND, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	December 31, 2009	December 31, 2010	Pro Forma December 31, 2010
			(unaudited)
Assets
Cash and cash equivalents	$8,061	$7,067	$7,067
Accounts receivable	12,075	20,876	20,876
Deferred commissions	1,445	2,330	2,330
Prepaid expenses and other current assets	723	1,869	1,869
Total current assets	22,304	32,142	32,142
Capitalized software development costs, net	1,980	2,662	2,662
Property and equipment, net	2,229	3,976	3,976
Deferred offering costs	—	2,888	2,888
Other assets, net	504	1,226	1,226
Total Assets	$27,017	$42,894	$42,894
Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Liabilities:
Accounts payable	$1,505	$4,554	$4,554
Accrued expenses	3,619	6,556	6,556
Deferred revenue, current portion	18,726	32,745	32,745
Capital lease obligations, current portion	694	1,369	1,369
Debt, current portion	2,014	14	3,655
Other liabilities	73	760	760
Total current liabilities	26,631	45,998	49,639
Other liabilities, non-current	243	981	981
Deferred revenue, net of current portion	781	1,073	1,073
Capital lease obligations, net of current portion	1,158	1,523	1,523
Long-term debt, net of current portion	4,045	8,705	5,064
Preferred stock warrant liabilities	5,683	39,756	—
Total liabilities	38,541	98,036	58,280
Commitments and contingencies (Note 13)
Series A convertible preferred stock, $0.0001 par value, 3,224 shares authorized, issued and outstanding at December 31, 2009 and 2010, and no shares outstanding pro forma (unaudited); liquidation preference of $3,224 at December 31, 2010	2,144	2,144	—
Series B convertible preferred stock, $0.0001 par value, 2,600 shares authorized, issued and outstanding at December 31, 2009 and 2010, and no shares outstanding pro forma (unaudited); liquidation preference of $3,250 at December 31, 2010	3,250	3,250	—
Series C convertible preferred stock, $0.0001 par value, 2,456 shares authorized and 2,031 shares issued and outstanding at December 31, 2009 and 2010, and no shares outstanding pro forma (unaudited); liquidation preference of $3,250 at December 31, 2010	3,250	3,250	—
Series D redeemable convertible preferred stock, $0.0001 par value, 14,417 shares authorized and 10,625 shares issued and outstanding at December 31, 2009 and 2010, and no shares outstanding pro forma (unaudited); liquidation preference of $17,000 at December 31, 2010	16,628	22,122	—
Series E redeemable convertible preferred stock, $0.0001 par value, 7,030 shares authorized and 5,273 shares issued and outstanding at December 31, 2009 and 2010, and no shares outstanding pro forma (unaudited); liquidation preference of $8,700 at December 31, 2010	8,582	11,323	—
Stockholders’ Deficit:
Common stock, $0.0001 par value; 50,000 shares authorized, 9,153 and 10,586 shares issued, and 8,503 and 10,586 shares outstanding at December 31, 2009 and 2010, and 34,339 shares outstanding pro forma (unaudited)	1	1	3
Treasury stock, at cost, 650 shares at December 31, 2009 and no shares at December 31, 2010	(462)	—	—
Additional paid-in capital	—	597	82,440
Accumulated deficit	(44,917)	(97,802)	(97,802)
Accumulated other comprehensive loss	—	(27)	(27)
Total stockholders’ deficit	(45,378)	(97,231)	(15,386)
Total Liabilities, Convertible Preferred Stock and Stockholders’ Deficit	$27,017	$42,894	42,894

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CORNERSTONE ONDEMAND, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Years Ended December 31,
	2008	2009	2010

Revenue (net of $0, $0 and $2,877 of a reduction of revenue in 2008, 2009 and 2010 relating to common stock warrant)	$19,626	$29,322	$43,731
Cost of revenue	6,116	8,676	14,280
Gross profit	13,510	20,646	29,451
Operating expenses:
Sales and marketing	16,914	18,886	28,134
Research and development	2,724	2,791	5,602
General and administrative	2,564	4,329	8,555
Total operating expenses	22,202	26,006	42,291
Loss from operations	(8,692)	(5,360)	(12,840)
Other income (expense):
Interest income	66	32	3
Interest expense	(371)	(691)	(1,113)
Change in fair value of preferred stock warrant liabilities	(790)	(2,147)	(34,073)
Other, net	(334)	(154)	(210)
Other income (expense), net	(1,429)	(2,960)	(35,393)
Loss before provision for income taxes	(10,121)	(8,320)	(48,233)
Provision for income taxes	(62)	(72)	(137)
Net loss	$(10,183)	$(8,392)	$(48,370)
Accretion of redeemable preferred stock	(337)	(2,072)	(8,235)
Net loss attributable to common stockholders	$(10,520)	$(10,464)	$(56,605)
Net loss per share attributable to common stockholders, basic and diluted	$(1.25)	$(1.24)	$(6.15)
Weighted average common shares outstanding, basic and diluted	8,387	8,467	9,206
Pro forma net loss per share attributable to common stockholders – basic and diluted (unaudited)			$(0.43)
Pro forma weighted average common shares outstanding – basic and diluted (unaudited)			32,959

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CORNERSTONE ONDEMAND, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT
(In thousands)

	Common Stock		Treasury Stock		Additional Paid-In Capital (Deficit)	Accumulated Deficit	Accumulated Other Comprehensive Loss
	Shares	Par Value	Shares	At Cost				Total
Balance as of December 31, 2007	8,985	$1	(650)	$(462)	$—	$(24,633)	$—	$(25,094)
Accretion of preferred stock	—	—	—	—	(279)	(58)	—	(337)
Exercise of options and warrants to purchase common stock	120	—	—	—	92	—	—	92
Stock-based compensation	—	—	—	—	252	—	—	252
Net loss	—	—	—	—	—	(10,183)	—	(10,183)
Balance as of December 31, 2008	9,105	1	(650)	(462)	65	(34,874)	—	(35,270)
Accretion of preferred stock	—	—	—	—	(421)	(1,651)	—	(2,072)
Exercise of options and warrants to purchase common stock	48	—	—	—	10	—	—	10
Stock-based compensation	—	—	—	—	346	—	—	346
Net loss	—	—	—	—	—	(8,392)	—	(8,392)
Balance as of December 31, 2009	9,153	1	(650)	(462)	—	(44,917)	—	(45,378)
Accretion of preferred stock	—	—	—	—	(3,720)	(4,515)	—	(8,235)
Issuance of common stock warrants	—	—	—	—	3,072	—	—	3,072
Exercise of options and warrants to purchase common stock	2,083	—	—	—	742	—	—	742
Retirement of treasury stock	(650)		650	462	(462)	—		—
Stock-based compensation	—	—	—	—	965	—	—	965
Comprehensive loss:
Foreign currency translation adjustment, net of tax	—	—	—	—	—	—	(27)	(27)
Net loss	—	—	—	—	—	(48,370)	—	(48,370)
Comprehensive loss								(48,397)
Balance as of December 31, 2010	10,586	$1	—	$—	$597	$(97,802)	$(27)	$(97,231)

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CORNERSTONE ONDEMAND, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,
	2008	2009	2010

Cash flows from operating activities:
Net loss	$(10,183)	$(8,392)	$(48,370)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	955	1,286	2,636
Non-cash interest expense	65	118	331
Change in fair value of preferred stock warrant liabilities	790	2,147	34,073
Charges related to the issuance of a common stock warrant to a distributor	—	—	2,877
Stock-based compensation expense	242	331	907
Loss on disposal of fixed assets	—	—	47
Changes in operating assets and liabilities:
Accounts receivable	(3,514)	(3,272)	(8,801)
Deferred commissions	(388)	(881)	(885)
Prepaid expenses and other assets	98	(282)	(970)
Accounts payable	76	468	2,225
Accrued expenses	580	1,674	1,124
Deferred revenue	5,231	5,146	14,311
Other liabilities	62	24	661
Net cash provided by (used in) operating activities	(5,986)	(1,633)	166
Cash flows from investing activities:
Purchases of property and equipment	(221)	(76)	(818)
Capitalized software costs	(1,045)	(1,495)	(1,888)
Purchases of intangible assets	(16)	(28)	(192)
Net cash used in investing activities	(1,282)	(1,599)	(2,898)
Cash flows from financing activities:
Proceeds from the issuance of debt	6,154	3,947	20,700
Proceeds from issuance of preferred stock	—	8,700	—
Issuance costs for preferred stock	—	(32)	—
Repayment of debt	(6,650)	(4,300)	(18,355)
Principal payments under capital lease obligations	(146)	(322)	(1,265)
Payments of initial public offering costs	—	—	(250)
Proceeds from stock option and warrant exercises	91	10	908
Net cash provided by (used in) financing activities	(551)	8,003	1,738
Net increase (decrease) in cash and cash equivalents	(7,819)	4,771	(994)
Cash and cash equivalents at beginning of period	11,109	3,290	8,061
Cash and cash equivalents at end of period	$3,290	$8,061	$7,067
Supplemental cash flow information:
Cash paid for interest	$287	$573	$909
Cash paid for income taxes	$—	$—	$44
Non-cash investing and financing activities:
Assets acquired under capital leases	$372	$1,496	$2,305
Capitalized stock-based compensation	$10	$15	$58
Patent license acquired under installment obligations	$—	$—	$688
Deferred offering costs	$—	$—	$2,638

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION

Company Overview

Cornerstone OnDemand, Inc. (“Cornerstone” or the “Company”) was incorporated on May 24, 1999 in the state of Delaware and began principal operations in November 1999.

The Company is a global provider of a comprehensive learning and talent management solution delivered as Software-as-a-Service (“SaaS”). The Company’s solution is designed to enable organizations to meet the challenges they face in empowering their people and maximizing the productivity of their human capital. These challenges include developing employees throughout their careers, engaging all employees effectively, improving business execution, cultivating future leaders, and integrating with an organization’s extended enterprise of clients, vendors and distributors by delivering training, certification programs and other content.

The Company is headquartered in Santa Monica, California and has offices in Paris, London, Munich, Mumbai and Tel Aviv.

Capital Resources and Liquidity

To date, the Company’s operations and growth have been primarily financed through the sale of preferred stock and short-term and long-term borrowings. In August 2010, the Company entered into a new $15.0 million credit facility (Note 6).

The Company is subject to certain business risks, including dependence on key employees, competition from alternative technologies, market acceptance of its solutions and related services, and dependence on growth to achieve its business plan. Although the Company is dependent on its ability to raise capital or generate sufficient cash flow from operations to achieve its business objectives, the Company believes its existing cash and cash equivalents and available borrowings under its credit facility will be sufficient to meet its working capital and capital expenditure needs through at least December 31, 2011. Future capital requirements will depend on many factors, including the Company’s rate of revenue and billings growth and its level of expenditures in all areas of the Company. To the extent that existing capital resources and revenue growth and cash flow from operations are not sufficient to fund future activities, the Company may need to raise additional funds through equity or debt financing. Additional funds may not be available on terms favorable to the Company or at all. Failure to raise additional capital, if and when needed, could have a material adverse effect on the Company’s financial position, results of operations and cash flows.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of Cornerstone OnDemand Inc., and its wholly owned subsidiaries. All significant inter-company transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

On an on-going basis, management evaluates its estimates, including those related to: (i) the realization of tax assets and estimates of tax liabilities, (ii) the valuation of common and preferred stock and preferred stock warrants, (iii) the recognition and disclosure of contingent liabilities, (iv) the

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

collectability of accounts receivable, (v) the evaluation of revenue recognition criteria, including the determination of standalone value and estimates of the selling price of multiple-deliverables in the Company’s revenue arrangements and (vi) assumptions used in the Black-Scholes option pricing model to determine the fair value of stock options. These estimates are based on historical data and experience, as well as various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. The Company has engaged, and may in the future, engage third-party valuation specialists to assist with estimates related to the valuation of its preferred and common stock. Such estimates often require the selection of appropriate valuation methodologies and models, and significant judgment in evaluating ranges of assumptions and financial inputs. Actual results may differ from those estimates under different assumptions or circumstances.

Unaudited Pro Forma Information

The unaudited pro forma balance sheet data as of December 31, 2010 reflects (i) the conversion of all outstanding shares of the Company’s convertible preferred stock into an aggregate of 23,752,616 shares of common stock on a 1:1 basis upon the completion of an initial public offering at a share price equal to at least $6.40 with aggregate gross proceeds of at least $40 million (“qualified offering”), or upon the written election of the holders, (ii) the reclassification of the preferred stock warrant liabilities to additional paid-in capital and (iii) the reclassification of a senior subordinated note payable of $4.0 million ($3.6 million net of debt discount) from long-term to current debt, because it becomes callable by the holder upon the completion of an initial public offering occurring before March 31, 2011.

The pro forma basic and diluted net loss per share calculations for the year ended December 31, 2010 reflect the conversion upon a qualified offering of all outstanding convertible preferred stock into shares of common stock using the as-if-converted method, as of January 1, 2010.

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

The following table sets forth the computation of our pro forma basic and diluted net loss per share of common stock (in thousands, except for per share amounts):

Year Ended December 31, 2010
(unaudited)
Net loss attributable to common stockholders:	$(56,605)
Pro forma adjustment to reverse mark-to-market adjustment of preferred stock warrant liabilities	34,073
Pro forma adjustment to reverse accretion of redeemable preferred stock	8,235
Net loss used in computing pro forma net loss per share attributable to common stockholders	$(14,297)
Weighted average common shares outstanding	9,206
Pro forma adjustment to reflect assumed conversion of convertible preferred stock to common stock	23,753
Weighted average common shares outstanding for pro forma basic and diluted net loss per share	32,959
Pro forma net loss per share attributable to common stockholders – basic and diluted	$(0.43)

Segments

Management has determined that it operates in one segment as it only reports financial information on an aggregate and consolidated basis to its chief executive officer, who is the Company’s chief operating decision maker.

Net Loss per Share Attributable to Common Stockholders

Basic net loss per share of common stock is calculated by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for a period. Because the holders of the Company’s convertible preferred stock are entitled to participate in dividends and earnings of the Company, the Company applies the two-class method in calculating our earnings per share for periods when the Company generates net income. The two-class method requires net income to be allocated between the common and preferred stockholders based on their respective rights to receive dividends, whether or not declared. Because the convertible preferred stock is not contractually obligated to share in the Company’s losses, no such allocation was made for any period presented given the Company’s net losses. Diluted loss per share attributable to common stockholders adjusts the basic weighted average number of shares of common stock outstanding for the potential dilution that could occur if stock options, warrants and convertible preferred stock were exercised or converted into common stock. Diluted loss per share attributable to common stockholders is the same as basic loss per share attributable to common stockholders for all periods presented because the effects of potentially dilutive items were anti-dilutive.

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Revenue Recognition

The Company derives its revenue from the following sources:

•	Subscriptions to the Company’s solution — Clients pay subscription fees for access to the Company’s comprehensive learning and talent management software solution (referred to as the “solution”) for a specified period of time, typically three years. Fees are based primarily on the number of platforms the client can access and the number of users having access to those platforms. The Company generally recognizes revenue from subscriptions ratably over the term of the agreement.
•	Consulting services — The Company offers its clients assistance in implementing its solution and optimizing its use. Consulting services include application configuration, system integration, business process re-engineering, change management, and education and training services. Consulting services are billed either on a time-and-material or a fixed-fee basis. These services are generally purchased as part of a subscription arrangement and are typically performed within the first several months from the inception of the arrangement. Clients may also purchase consulting services at any other time. Consulting services are performed by the Company directly or by third-party professional service providers the Company hires. Clients may also choose to perform these services themselves or hire their own third-party service providers. Consulting services fees are based on the type of service being performed.
•	E-learning content — The Company resells third-party on-line training content, referred to as e-learning content, to its clients. In addition, the Company also hosts other e-learning content provided by its clients.

The Company recognizes revenue when: (i) persuasive evidence of an arrangement for the sale of the solution or consulting services exists, (ii) the solution has been made available or delivered, or services have been performed, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured. The timing and amount the Company recognizes as revenue is determined based on the facts and circumstances of each client arrangement. Evidence of an arrangement consists of a signed client agreement. The Company considers that delivery of the solution has commenced once it provides the client with log-in information to access and use the solution. If non-standard acceptance periods or non-standard performance criteria exist, revenue recognition commences upon the satisfaction of the non-standard acceptance or performance criteria, as applicable. Standard acceptance or performance clauses relate to the Company's solution meeting certain perfunctory operating thresholds. Fees are fixed based on stated rates specified in the client agreement. If collectability is not considered reasonably assured, revenue is deferred until the fees are collected. The majority of client arrangements include multiple deliverables, such as subscriptions to our software solution and consulting services. The Company therefore recognizes revenue in accordance with the guidance for arrangements with multiple deliverables under Accounting Standards Update (“ASU”) 2009-13 “Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements — a Consensus of the Emerging Issues Task Force,” or ASU 2009-13. As clients do not have the right to the underlying software code for the solution, the Company’s revenue arrangements are outside the scope of software revenue recognition guidance. The Company’s agreements generally do not contain any cancellation or refund provisions other than in the event of the Company’s default.

For multiple-deliverable revenue arrangements, the Company first assesses whether each deliverable has value to the client on a standalone basis. The Company has determined that the solution has standalone value, because, once access is given to a client, the solution is fully

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

functional and does not require any additional development, modification or customization. Consulting services have standalone value because third-party service providers, distributors or clients themselves can perform these services without the Company’s involvement. The consulting services assist clients with the configuration and integration of the Company’s solution. The performance of these services generally does not require highly specialized or skilled individuals and are not essential to the functionality of the solution.

Based on the standalone value of the deliverables, and since clients do not have a general right of return relative to the included consulting services, the Company allocates revenue among the separate deliverables in an arrangement under the relative selling price method using the selling price hierarchy established in ASU 2009-13. This hierarchy requires the selling price of each deliverable in a multiple deliverable arrangement to be based on, in declining order: (i) vendor-specific objective evidence of fair value (“VSOE”), (ii) third-party evidence of fair value (“TPE”) or (iii) management’s best estimate of the selling price (“BESP”).

The Company is not able to determine VSOE or TPE for its deliverables, because the deliverables are sold separately and within a sufficiently narrow price range only infrequently, and because management has determined that there are no third-party offerings reasonably comparable to the Company’s solution. Accordingly, the selling prices of subscriptions to the solution and consulting services is based on BESP. The determination of BESP requires the Company to make significant estimates and judgments. The Company considers numerous factors, including the nature of the deliverables themselves; the geography, market conditions and competitive landscape for the sale; internal costs; and pricing and discounting practices. The determination of BESP is made through consultation with and formal approval by senior management. The Company updates its estimates of BESP on an ongoing basis as events and as circumstances may require.

After the fair value of revenue allocable to each deliverable in a multiple deliverable arrangement based on the relative selling price method is determined, revenue is recognized for each deliverable based on the type of deliverable. For subscriptions to the solution, revenue is recognized on a straight-line basis over the subscription term, which is typically three years. For consulting services, revenue is recognized using the proportional performance method over the period the services are performed.

In a limited number of cases, multiple deliverable arrangements include consulting services that do not have value on a standalone basis separate from the solution, such as when the client’s intended use of the solution requires enhancements to its underlying features and functionality. In these cases, revenue is recognized for the arrangement as one unit of accounting on a straight-line basis over the solution subscription period once the consulting services that do not have value on a standalone basis have been completed and accepted by the client.

For arrangements in which the Company resells third-party e-learning training content to clients or hosts client or third-party e-learning training content provided by the client, revenue is recognized in accordance with accounting guidance as to when to report gross revenue as a principal or report net revenue as an agent. The Company recognizes third-party content revenue at the gross amount invoiced to clients when (i) the Company is the primary obligor, (ii) the Company has latitude to establish the price charged, and (iii) the Company bears the credit risk in the transaction. For arrangements involving the sale of third-party content, clients are charged for the content based on pay-per-use or a fixed rate for a specified number of users, and revenue is recognized at the gross amount invoiced as the content is delivered. For arrangements where clients purchase third-party content directly from a third-party vendor, or provide it themselves, and the Company integrates the

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

content into the solution, the Company charges a hosting fee. In such cases, hosting fees are recognized at the net amount charged by the Company for hosting services as the content is delivered.

Revenue generated from sales arrangements through distributors, including revenue generated through our five-year global distributor agreement with ADP described below, is recognized in accordance with the Company’s revenue recognition policies as described above at the amount invoiced to the distributor. In these arrangements, the Company recognizes revenue in accordance with accounting guidance as to when to report gross revenue as a principal and when to report net revenue as an agent. The Company recognizes revenue at the net amount invoiced to the distributor, as opposed to the gross amount the distributor invoices their end customer, as the Company has determined that (i) the Company in not the primary obligor in these arrangements, (ii) the Company does not have latitude to establish the price charged to the end-customer and (iii) the Company does not bear the credit risk in the transaction.

In connection with a five-year global distributor agreement entered into in May 2009 with a global distributor, ADP, the Company entered into a warrant agreement to provide additional incentives to ADP. As a result, the Company may issue ADP, on an annual basis, fully vested and immediately exercisable ten-year warrants to purchase between zero and 886,096 shares of common stock at a price of $0.53 per share based on sales targets achieved each contract year. The Company records the fair value of these warrants as a reduction of revenue when ADP achieves the defined sales target and the applicable warrants are earned. For the first contract year ended June 30, 2010, no reductions of revenue were recorded, based on our conclusion that the defined sales targets had not been met by ADP.

During the quarter ended December 31, 2010, the Company recorded a reduction of revenue of $2.9 million in connection with the issuance of a warrant to ADP. The Company has recorded the fair value of the warrant as reduction of revenue as the agreement provides ADP with the right to be the distributor of the Company’s services and the Company estimates that ADP will purchase additional services from the Company. See Note 8 for additional information about warrants under the ADP agreement.

The Company records amounts that have been invoiced to its clients in accounts receivable and in either deferred revenue or revenue depending on whether the revenue recognition criteria described above have been met. Deferred revenue that will be recognized during the succeeding twelve month period from the respective balance sheet date is recorded as current deferred revenue and the remaining portion is recorded as noncurrent.

Cost of Revenue

Cost of revenue consists primarily of costs related to hosting the Company’s solution; personnel and related expenses, including stock-based compensation, and related expenses for network infrastructure, IT support, consulting services and on-going client support staff; payments to external service providers; amortization of capitalized software costs and trademarks; licensing fees; and referral fees. In addition, the Company allocates a portion of overhead, such as rent, IT costs, depreciation and amortization and employee benefits costs, to cost of revenue based on headcount. Costs associated with providing consulting services are recognized as incurred when the services are performed. Out-of-pocket travel costs related to the delivery of professional services are typically reimbursed by the client and are accounted for as both revenue and expense in the period in which the cost is incurred.

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Accounting for Commission Payments

The Company defers commissions paid to its sales force because these amounts are recoverable from the future revenue from the non-cancelable client agreements that gave rise to the commissions. Commissions are deferred on the balance sheet and are amortized to sales and marketing expense over the term of the client agreement in proportion to the revenue that is recognized. Commissions are considered direct and incremental costs to client agreements and are generally paid in the periods the Company receives payment from the client under the associated client agreement.

During the years ended December 31, 2008, 2009, and 2010, the Company deferred $1.3 million, $2.7 million and $4.5 million, respectively, of commissions on the balance sheet. During the years ended December 31, 2008, 2009, and 2010, the Company amortized $0.9 million, $1.9 million and $3.6 million to sales and marketing expense, respectively. As of December 31, 2009 and 2010, deferred commissions on the Company’s consolidated balance sheets totaled $1.4 million and $2.3 million, respectively.

Research & Development

Research and development expenses consist primarily of personnel and related expenses for the Company’s research and development staff, including salaries, benefits, bonuses and stock-based compensation; the cost of certain third-party service providers; and allocated overhead. Research and development expenses, other than software development costs qualifying for capitalization, are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation awards granted to employees and directors by recording compensation expense based on the awards’ estimated fair value.

The Company estimates the fair value of its stock-based compensation awards as of the date of grant using the Black-Scholes option-pricing model. Determining the fair value of stock-based compensation awards under this model requires judgment, including estimating the value per share of the Company’s common stock, estimated volatility, risk-free rate, expected term and estimated dividend yield. The assumptions used in calculating the fair value of stock-based compensation awards represents the Company’s best estimates, based on management judgment. The Company uses the average volatility of similar publicly traded companies as an estimate for estimated volatility. For purposes of determining the expected term in the absence of sufficient historical data relating to stock-option exercises, the Company applies the simplified approach, in which the expected term of an award is presumed to be the mid-point between the vesting date and the expiration date of the award. The risk-free interest rate for periods within the expected or contractual life of the option, as applicable, is based on the United States Treasury yield curve in effect during the period the options were granted. The estimated dividend yield is zero, as the Company has not declared, and does not currently intend to declare, dividends in the foreseeable future.

Once the Company has determined the estimated fair value of its stock-based compensation awards, it recognizes the portion of that value that corresponds to the portion of the award that is ultimately expected to vest, taking estimated forfeitures into account. This amount is recognized as an expense over the vesting period of the award using the straight-line method. Estimated forfeitures are based upon the Company’s historical experience and the Company revises its estimates, if necessary, in subsequent periods if actual forfeitures differ from initial estimates.

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Information related to the Black-Scholes option-pricing model assumptions is as follows:

	For the Years Ended December 31,
	2008	2009	2010

Risk-free interest rate	1.7%	2.9%	2.0%
Expected term (in years)	5.8	5.8	6.0
Estimated dividend yield	—%	—%	—%
Estimated volatility	71.0%	61.6%	59.3%

Due to the full valuation allowance provided on its net deferred tax assets, the Company has not recorded any tax benefit attributable to stock-based compensation expense as of December 31, 2009 and 2010.

Capitalized Software Costs

The Company capitalizes the costs associated with software developed or obtained for internal use, including costs incurred in connection with the development of the solution, when the preliminary project stage is completed, management has decided to make the project a part of its future solution offering, and the software will be used to perform the function intended. These capitalized costs include external direct costs of materials and services consumed in developing or obtaining internal-use software, personnel and related expenses for employees who are directly associated with and who devote time to internal-use software projects and, when material, interest costs incurred during the development. Capitalization of these costs ceases once the project is substantially complete and the software is ready for its intended purpose. Costs incurred for upgrades and enhancements to the solution are also capitalized. Post-configuration training and maintenance costs are expensed as incurred. Capitalized software costs are amortized to cost of revenue using the straight-line method over an estimated useful life of the software of three years, commencing when the software is ready for its intended use. The Company does not transfer ownership of, or lease its software to its clients.

At December 31, 2009 and 2010, capitalized software development costs totaled $6.4 million and $8.3 million, respectively. Accumulated amortization as of December 31, 2009 and 2010 was $4.4 million and $5.6 million, respectively. For the years ended December 31, 2008, 2009 and 2010, $1.1 million, $1.5 million, and $1.9 million, respectively, of software development costs were capitalized, and $0.6 million, $0.9 million, $1.2 million, respectively, were amortized. Based on the Company’s capitalized software costs at December 31, 2010, estimated amortization expense of $1.3 million, $0.9 million and $0.5 million is expected to be recognized in 2011, 2012 and 2013, respectively.

Warrants to Purchase Common and Preferred Stock

Warrants to Purchase Common Stock

The Company has issued warrants to purchase common stock in connection with debt arrangements and the purchase of certain domain names and has accounted for these warrants in stockholders’ equity at fair value upon issuance, based on the specific terms of such warrant arrangements.

In connection with a five-year global distributor agreement with ADP entered into in May 2009, the Company entered into a warrant agreement to provide additional incentives to ADP. As a result, the Company may issue ADP, on an annual basis, fully vested and immediately exercisable ten-year warrants to purchase between zero and 886,096 shares of common stock at a price of $0.53 per share based on sales targets achieved each contract year. The Company records the fair value of

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

the warrants as a reduction of revenue when ADP achieves the defined sales target and the applicable warrants are earned. See Note 8 for additional information about warrants under the ADP agreement.

Warrants to Purchase Preferred Stock

The Company has issued warrants to purchase preferred stock in connection with debt arrangements and preferred stock financings and has accounted for these warrants as liabilities at fair value at the time of issuance, because the underlying shares of convertible preferred stock are redeemable or contingently redeemable, including in the case of a deemed liquidation, which may obligate the Company to transfer assets to the warrant holders at some point in the future. The preferred stock warrants are recorded at fair value at the time of issuance. Changes in the fair value of the preferred stock warrants each reporting period are recorded as part of other income (expense) in the Company’s statement of operations until the earlier of: (i) the exercise or expiration of the warrants; or (ii) the completion of an initial public offering. Upon the completion of a merger, change in control or an initial public offering, all the warrants to purchase preferred stock will expire, with the exception of warrants to purchase 140,625 shares of Series D preferred stock and warrants to purchase 380,000 shares of Series C preferred stock. These remaining warrants will automatically become warrants to purchase common stock. Subsequent to a merger, change in control or an initial public offering, the converted common stock warrants will be classified as equity. The fair value of the preferred stock warrants is estimated using the Black-Scholes option-pricing model.

Comprehensive Income or Loss

Comprehensive income or loss encompasses all changes in equity other than those arising from transactions with stockholders, and consists of net loss and currency translation adjustments. For the years ended December 31, 2008 and 2009, there were no other comprehensive income (loss) items and accordingly, net loss equaled comprehensive loss. For the year ended December 31, 2010, accumulated other comprehensive loss included a cumulative translation adjustment, which was insignificant.

Income Taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities, using tax rates expected to be in effect during the years in which the bases differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. In determining the need for valuation allowances, the Company considers projected future taxable income and the availability of tax planning strategies. To date, the Company has recorded a full valuation allowance to reduce its net deferred tax assets to zero, as it has determined that it is not more likely than not that any of the Company’s deferred tax assets will be realized.

The Company has assessed its income tax positions and recorded tax benefits for all years subject to examination, based upon its evaluation of the facts, circumstances and information available at each period end. For those tax positions where the Company has determined there is a greater than 50% likelihood that a tax benefit will be sustained, the Company has recorded the largest amount of tax benefit that may potentially be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is determined there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit has been recognized.

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include short-term, highly liquid investments that are readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in the value, including investments with original or remaining maturities from the date of purchase of three months or less. At December 31, 2009 and 2010, cash and cash equivalents consisted of cash balances of $4.8 million and $7.1 million, respectively, and money market funds backed by United States Treasury Bills and/or certificates of deposit of $2.0 million and $0, respectively, and certificates of deposits in the amount of $1.2 million and $0, respectively with maturities within three months from the date of their respective purchase dates. Cash equivalents are stated at cost, which approximates fair value.

Restricted Cash

Included in non-current Other Assets at December 31, 2009 and 2010 is restricted cash of $0.3 million for an irrevocable standby letter of credit held at Silicon Valley Bank. In accordance with the Company’s office lease agreement, the Company has secured a letter of credit from Silicon Valley Bank naming the lessor as the beneficiary. The letter of credit is required to fulfill lease requirements in the event the Company should default on its office lease obligation.

Allowance for Doubtful Accounts

The Company bases its allowance for doubtful accounts on its historical collection experience and a review in each period of the status of the then-outstanding accounts receivable. At December 31, 2009 and 2010, the allowance for doubtful accounts was $0 and $32,000, respectively.

Property and Equipment, Net

Property and equipment are recorded at historical cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method based upon the estimated useful lives of the assets, generally two to seven years (Note 4).

The Company leases equipment under capital lease arrangements. The assets and liabilities under capital lease are recorded at the lesser of the present value of aggregate future minimum lease payments, including estimated bargain purchase options, or the fair value of the asset under lease. Assets under capital lease are depreciated using the straight-line method over the lesser of the estimated useful life of the asset or the term of the lease.

Leasehold improvements are depreciated on a straight-line basis over the shorter of their estimated useful lives or lease terms. Repair and maintenance costs are charged to expense as incurred, while renewals and improvements are capitalized.

Intangibles Assets, Net

Included in Other Assets are intangible assets comprised of trademarks and a patent license which are recorded at cost, less accumulated amortization. At December 31, 2009 and 2010, intangible assets were $0.1 million, net of accumulated amortization of $20,000, and $0.8 million, net of accumulated amortization of $67,000, respectively. Based on the Company’s intangible asset balance at December 31, 2010, estimated amortization expense of $0.1 million is expected to be recognized in 2011, 2012, and 2013, and $85,000 and $62,000 is expected to be recognized in 2014 and 2015, respectively. Useful lives of trademarks and the patent license are estimated at ten years.

Impairment of Long Lived Assets including Capitalized Software Costs

The Company assesses the recoverability of its long-lived assets when events or changes in circumstances indicate their carrying value may not be recoverable. Such events or changes in

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

circumstances may include: a significant adverse change in the extent or manner in which a long-lived asset is being used, significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset, an accumulation of costs significantly in excess of the amount originally expected for the acquisition or development of a long-lived asset, current or future operating or cash flow losses that demonstrates continuing losses associated with the use of a long-lived asset, or a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The Company assesses recoverability of a long-lived asset by determining whether the carrying value of these assets can be recovered through projected undiscounted cash flows over their remaining lives. If the carrying value of the assets exceeds the forecasted undiscounted cash flows, an impairment loss is recognized, measured as the amount by which the carrying amount exceeds estimated fair value. An impairment loss is charged to operations in the period in which management determines such impairment. To date, there have been no impairments of long-lived assets identified.

Fair Value of Financial Instruments

Fair value represents the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access at the measurement date.
•	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
•	Level 3 – Unobservable inputs.

Observable inputs are based on market data obtained from independent sources. At December 31, 2009 and 2010, the Company's warrants to purchase preferred stock are measured using unobservable inputs that require a high level of judgment to determine fair value, and thus classified as level 3 (Note 5).

Concentration of Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash, cash equivalents, restricted cash and accounts receivable. The Company’s cash and cash equivalents are deposited with three financial institutions which, at times, may exceed federally insured limits.

Accounts receivable include amounts due from clients with principal operations primarily in the United States. The Company performs ongoing credit evaluations of its clients.

For the year ended December 31, 2008, one client comprised 13% of the Company’s revenue. For the years ended December 31, 2009 and 2010, no single client comprised more than 10% of the Company’s revenue. No single client had an accounts receivable balance greater than 10% of total accounts receivable at December 31, 2009 or 2010.

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated into U.S. Dollars at the rates of exchange in effect at the date of the transaction. Transaction gains and losses were insignificant for all periods presented and are included in other income (expense), net, in the accompanying consolidated statements of operations.

For the Company’s international subsidiaries, the local currencies have been determined to be the functional currencies. Assets and liabilities of subsidiaries with a functional currency other than U.S. Dollar are translated into U.S. Dollars using period-end exchange rates, while results of operations are translated at average exchange rates during the period. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive income or loss in the consolidated balance sheets. Foreign subsidiaries using the U.S. Dollar as the functional currency have been remeasured from the local currency to the U.S. Dollar with exchange differences on remeasurement included in other income (loss).

Recent Accounting Pronouncement

Effective January 2010, the Company adopted ASU No. 2010-06, “Fair Value Measurements and Disclosures,” which requires previous fair value hierarchy disclosures to be further disaggregated by class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the balance sheet. In addition, significant reclassifications between Levels 1 and 2 of the fair value hierarchy are required to be disclosed. These additional requirements became effective January 1, 2010 for quarterly and annual reporting. Their adoption did not have any impact on the Company’s financial statements. In addition, ASU 2010-06 requires more detailed disclosures regarding changes in Level 3 instruments. This disclosure change will be effective January 1, 2011 and is not expected to have an impact on the Company’s financial statements.

3.  NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS

The following table presents our basic and diluted loss per share attributable to common stockholders (in thousands, except per share amounts):

	For the Years Ended December 31,
	2008	2009	2010

Net loss attributable to common stockholders	$(10,520)	$(10,464)	$(56,605)
Weighted average common shares outstanding	8,387	8,467	9,206
Net loss per share attributable to common stockholders – basic and diluted	$(1.25)	$(1.24)	$(6.15)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.  NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS  – (continued)

The following table presents the weighted average number of anti-dilutive shares excluded from the calculation of diluted net loss per share attributable to common stockholders for each period presented (in thousands):

	For the Years Ended December 31,
	2008	2009	2010

Options to purchase common stock	4,140	4,693	5,309
Common stock warrants	520	517	535
Preferred stock warrants	4,062	5,393	5,602
Conversion of convertible preferred stock	18,480	23,319	23,753
Total shares excluded from net loss per share attributable to common stockholders	27,202	33,922	35,199

4.  PROPERTY AND EQUIPMENT

The balance of property and equipment, net is as follows (in thousands):

		December 31,
	Useful Life	2009	2010

Computer equipment and software	2 – 5 years	$3,015	$5,961
Furniture and fixtures	7 years	227	239
Leasehold improvements	2 – 6 years	217	217
		3,459	6,417
Less: accumulated depreciation and amortization		(1,230)	(2,441)
Total property and equipment, net		$2,229	$3,976

Depreciation expense for the years ended December 31, 2008, 2009 and 2010 was $0.3 million, $0.4 million, $1.3 million, respectively. At December 31, 2009 and 2010, property and equipment includes computer equipment and software under capital leases with a cost basis of $2.3 million and $4.6 million, respectively, and accumulated depreciation of $0.5 million and $1.5 million, respectively. Depreciation of computer equipment and software under capital leases was $0.2 million, $0.2 million, and $1.1 million for the years ended December 31, 2008, 2009 and 2010, respectively.

5.  FAIR VALUE OF FINANCIAL INSTRUMENTS

Account balances measured at fair value on a recurring basis include the following as of December 31, 2009 and 2010 (in thousands):

	December 31, 2009				December 31, 2010
	Fair Value	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3
Cash equivalents (including restricted cash)	$3,407	$3,407	$—	$—	$307	$307	$—	$—
Preferred stock warrant liabilities	$(5,683)	$—	$—	$(5,683)	$(39,756)	$—	$—	$(39,756)

Our cash equivalents at December 31, 2009 consisted of money market funds with original maturity dates of three months or less backed by U.S. Treasury bills and certificates of deposit with maturities within three months from the date of their respective purchase. Cash equivalents are classified as Level 1.

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.  FAIR VALUE OF FINANCIAL INSTRUMENTS  – (continued)

The Company’s preferred stock warrants are recorded at fair value and were determined to be Level 3 fair value items. The changes in the fair value of preferred stock warrants are summarized below based on assumptions summarized in Note 8 (in thousands):

	December 31, 2009
	2008	2009	2010

Fair value at beginning of period	$1,492	$2,282	$5,683
Changes in fair value of preferred stock warrant liabilities recorded in the statement of operations	790	2,147	34,073
Issuance of Series E Preferred Stock warrants	—	1,254	—
Fair value at end of period	$2,282	$5,683	$39,756

6.  DEBT

Comerica Bank

In September 2007, the Company entered into a $15.0 million credit facility with Comerica Bank (“Comerica Bank Credit Facility”).

At December 31, 2009, the Company had outstanding borrowings of $2.5 million under the Comerica Bank Credit Facility, of which $2.0 million and $0.5 million were classified as current debt and long-term debt, respectively. The Comerica Bank Credit Facility was collateralized by substantially all of the assets of the Company. In August 2010, the Company terminated the Comerica Bank Credit Facility and repaid all outstanding amounts with proceeds from a new credit facility with Silicon Valley Bank, as discussed below.

Ironwood Equity Fund LP

In March 2009, the Company entered into a senior subordinated promissory note agreement with Ironwood Equity Fund LP for a total borrowing of $4.0 million, with a maturity date of March 31, 2014. The senior subordinated promissory note calls for interest to be paid at an annual rate of 11.3% on a monthly basis in arrears beginning on April 30, 2009. In connection with the borrowing, the Company issued a warrant to purchase 484,849 shares of the Company’s Series E Preferred Stock at an exercise price of $1.65 per share. The fair value of the warrants of $0.5 million was computed using a Black-Scholes option pricing model with the following assumptions: estimated volatility of 66.9%, risk-free rate of 2.2%, expected term of 6.8 years and zero estimated dividend yield. The warrants are exercisable immediately upon issuance and expire on the earlier of March 31, 2019, an initial public offering or, under certain circumstances, a change in control. In August 2010, the Company issued Ironwood Equity Fund LP a fully vested warrant to purchase 5,000 shares of common stock at an exercise price of $3.50 per share (Note 8) in return for Ironwood Equity LP consenting to the Company entering into the credit facility with Silicon Valley Bank described below. The fair value of the warrants of $11,000 was recorded to other income (expense), net and was computed using a Black-Scholes option pricing model with the following assumptions: estimated volatility of 65.1%, risk-free rate of 0.7%, term of 10 years and zero estimated dividend yield. Upon the consummation of an initial public offering or the occurrence of a change of control between March 31, 2010 and March 30, 2011, at the option of the noteholder, the Company may be required to redeem the outstanding principal amount at 103%, together with accrued interest. This contingent interest payment feature represents an embedded derivative, which was valued at approximately $66,000 at December 31, 2010 and recorded in other liabilities. The outstanding borrowing of $4.0 million (including discount of $0.5 million and $0.4 million at December 31, 2009 and 2010, respectively) was classified as long-term debt at December 31, 2009 and 2010.

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  DEBT  – (continued)

Silicon Valley Bank

In August 2010, the Company entered into a $15.0 million credit facility with Silicon Valley Bank (“SVB Credit Facility”) with a maturity of August 2012. Borrowings available under the SVB Credit Facility are determined based on a formula-basis and a non-formula basis. The amount available under the formula-basis is determined based on a multiple of contracted monthly recurring revenue. The contracted monthly recurring revenue is defined as the aggregate total contract value pursuant to eligible recurring contracts less non-recurring contracts related to consulting services allocated for billing purposes on a monthly basis over the duration of the aggregate contract(s) less solution subscription client agreements that expired during the period. Through December 31, 2010 up to $5.0 million was available on a non-formula basis. On January 1, 2011, the non-formula availability decreased from $5.0 million to $2.5 million, and on July 1, 2011, the non-formula availability will decrease to zero. During September 2010, the amount available under the line of credit was reduced by $0.3 million due to the issuance of an irrevocable standby letter of credit in relation to a sales arrangement with a state agency. Interest is payable monthly and the principal is due upon maturity. The interest rate is prime plus 1.5% if the debt outstanding is less than or equal to $5.0 million and prime plus 2.5% if the debt outstanding is greater than $5.0 million. The SVB Credit Facility carries certain financial covenants, including maintenance of a minimum unrestricted cash balance, a liquidity coverage ratio and achievement of defined performance criteria. The SVB Credit Facility requires immediate repayment upon an event of default, as defined in the agreement, which includes events such as a payment default, a covenant default or the occurrence of a material adverse change, as defined in the agreement. The Company believes that an event of default as a result of a material adverse change is remote. In connection with the SVB Credit Facility, the Company issued Silicon Valley Bank a fully vested warrant to purchase 90,000 shares of common stock at an exercise price of $3.50 per share (Note 8). The fair value of the warrants of $0.2 million was recorded as a debt issuance cost within other assets and was computed using a Black-Scholes option pricing model with the following assumptions: estimated volatility of 65.1%, risk-free rate of 0.7%, term of 10 years and zero estimated dividend yield. In connection with entering into the SVB Credit Facility, the Company repaid all outstanding balances under the Comerica facility, and the Comerica facility was terminated. At December 31, 2010, the Company had outstanding borrowings of $5.1 million, which were classified as long-term debt.

Maturities of outstanding borrowings as of December 31, 2010 are as follows for each year ending December (in thousands):

2011	$14
2012	5,064
2013	—
2014	4,000
2015	—
Total maturities	9,078
Less: unamortized debt discount	(359)
Total, net of debt discount	$8,719

The Company’s $4.0 million senior subordinated promissory note agreement with Ironwood Equity Fund LP, which is due in 2014, includes, at the option of the noteholder, a right to require the Company to redeem the outstanding principal at 103%, plus accrued interest, if the consummation of an initial public offering takes place between March 31, 2010 and March 30, 2011.

The weighted average interest rate on short-term borrowings for the years ended December 31, 2009 and 2010 was 4.4% and 6.0%, respectively.

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  DEBT  – (continued)

The estimated fair value of the Company’s debt was $6.0 million and $8.7 million at December 31, 2009 and 2010, respectively. The fair value was estimated based on discounted cash flow analyses using appropriate current discount rates, taking into consideration the particular terms of the borrowing agreements, at the end of the respective periods. The carrying value of the Company’s line of credit is considered to approximate fair market value, as the interest rates of these instruments are based predominantly on variable reference rates. These estimates involved considerable judgment and changes in those assumptions could significantly affect the estimates.

Although we have determined the estimated fair value amounts using commonly accepted valuation methodologies, judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, our estimates are not necessarily indicative of the amounts the Company, or holders of the instruments, could realize in a current market exchange. The use of different assumptions and/or estimation methodologies could have a material effect on the estimated fair values. The fair value estimates are based on information available as of December 31, 2009 and 2010. These amounts have not been revalued since those dates, and current estimates of fair value could differ significantly from the amounts presented.

7.  CAPITALIZATION

At December 31, 2010, the authorized capital stock of the Company consisted of 50,000,000 shares of common stock, 3,223,640 shares of Series A convertible preferred stock (“Series A Preferred Stock”), 2,600,000 shares of Series B convertible preferred stock (“Series B Preferred Stock”), 2,456,249 shares of Series C convertible preferred stock (“Series C Preferred Stock”), 14,416,666 shares of Series D redeemable convertible preferred stock (“Series D Preferred Stock”) and 7,030,304 shares of Series E redeemable convertible preferred stock (“Series E Preferred Stock”).

The following table summarizes preferred stock amounts for 2008, 2009 and 2010 (in thousands):

	Series A	Series B	Series C	Series D	Series E
Balance as of December 31, 2007	$2,144	$3,250	$3,250	$14,849	$—
Accretion of preferred stock	—	—	—	337	—
Balance as of December 31, 2008	2,144	3,250	3,250	15,186	—
Issuance of 5,273 shares of preferred stock, net of issuance costs, and amounts allocated to preferred stock warrant liabilities	—	—	—	—	7,952
Accretion of preferred stock	—	—	—	1,442	630
Balance as of December 31, 2009	2,144	3,250	3,250	16,628	8,582
Accretion of preferred stock	—	—	—	5,494	2,741
Balance as of December 31, 2010	$2,144	$3,250	$3,250	$22,122	$11,323

Convertible Preferred Stock Issuance

In January 2009, the Company issued 5,272,727 shares of Series E Preferred Stock at $1.65 per share for gross proceeds of approximately $8.7 million. The investors also received warrants to purchase 1,054,543 shares of Series E Preferred Stock (Note 8). The gross proceeds from the issuance of the preferred stock with warrants were allocated to the fair value of the warrants of $0.7 million and the remaining residual value of $8.0 million was allocated to the Series E Preferred Stock. The warrants were fully vested upon issuance and are immediately exercisable and non-forfeitable. The fair value of the warrants at issuance of $0.7 million was computed using a Black-Scholes option pricing model with the following assumptions: estimated volatility of 67.2%, risk-free rate of 2.2%,

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.  CAPITALIZATION  – (continued)

expected term of 5.17 years and zero estimated dividend yield. Since the Series E Preferred Stock is redeemable, the Company is accreting the carrying value of the Series E Preferred Stock to its redemption value over the period from issuance to the earliest redemption date using the interest method.

Terms of Common and Preferred Stock

The significant terms of the Company’s common stock and preferred stock authorized and outstanding as of December 31, 2009 and 2010 are as follows:

Voting

The holders of preferred stock and the holders of common stock vote together and not as separate classes and there is no series voting other than for the election of directors as described below.

Each holder of preferred stock is entitled to the number of votes equal to the number of shares of Common Stock into which the shares of preferred stock held by such holder could be converted, not including fractional shares, as of the record date. The holders of shares of the preferred stock are entitled to vote on all matters on which the common stock is entitled to vote.

The holders of Series E Preferred Stock, voting as a separate class, are entitled to elect one member of the Corporation’s Board of Directors. The holders of Series D Preferred Stock, voting as a separate class, are entitled to elect two members of the Board of Directors. The holders of Series A, Series B, and Series C Preferred Stock, voting together as a single class on an as-converted basis, are entitled to elect one member of the Board of Directors. The holders of common stock, voting as a separate class, are entitled to elect one member of the Board of the Directors. Any additional members of the Board of Directors are elected by the mutual agreement of (i) the holders of a majority of the common stock and (ii) the holders of a majority of the preferred stock, each voting as a separate class.

Dividends

The holders of preferred stock are entitled to receive non-cumulative dividends in preference to dividends declared or paid to common stock, when, as and if, declared by the Board of Directors out of funds legally available. The payment of any dividends to the holders of the Preferred Stock is in proportion to the number of shares of common stock into which the preferred stock is convertible; however, any dividends will first be paid to the Series D and Series E Preferred Stock. No dividends may be paid on common stock unless an equivalent dividend is also paid to the Series D and Series E Preferred Stock on an as-converted to common stock basis.

No dividends have been declared or paid since inception.

Liquidation

A “Liquidity Event” includes (i) a sale, acquisition or merger of the Company (in which a change of voting control occurs), (ii) a sale or other disposition of all or substantially all of the assets of the Company or (iii) a dissolution or winding up of the Company.

Upon any Liquidity Event, each holder of Series D Preferred Stock and Series E Preferred Stock is entitled to receive, prior and in preference to the holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and common stock, an amount per share equal to the sum of (i) $1.60 per share for the Series D Preferred Stock and $1.65 per share for the Series E Preferred Stock and (ii) all declared but unpaid dividends (if any) on each of the respective shares of preferred stock. The holders of the majority of the outstanding shares of Series D Preferred Stock and Series E Preferred Stock may approve some lesser amount per share of Series D Preferred

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.  CAPITALIZATION  – (continued)

Stock and Series E Preferred Stock, respectively. If upon the Liquidity Event, the assets of the Company legally available for distribution to the holders of the Series D and Series E Preferred Stock are insufficient to permit the payment to such holders of their full preferential amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the holders of the Series D Preferred Stock and Series E Preferred Stock in proportion to the full amounts they would originally be entitled to receive.

After the liquidation preference of Series D Preferred Stock and Series E Preferred Stock has been paid, each holder of Series A Preferred Stock is entitled to receive, before any payments are made to the holders of Series B Preferred Stock, Series C Preferred Stock and common stock, an amount equal to $1.00 for each share held, plus any declared but unpaid dividends on such shares, or such lesser amount as may be approved by the holders of the majority of outstanding shares of Series A Preferred Stock. If the amounts available for distribution by the Company to the holders of the Series A Preferred Stock upon a Liquidity Event are insufficient to permit the payment to those holders of their full preferential amounts, then such holders will share ratably in any distribution in connection with such Liquidity Event in proportion to the full preferential amounts they are owed.

After the liquidation preference of Series D Preferred Stock, Series E Preferred Stock, and Series A Preferred Stock has been paid, each holder of Series B Preferred Stock is entitled to receive, before any payments are made to the holders of Series C Preferred Stock and common stock, an amount equal to $1.25 for each share held, plus any declared but unpaid dividends on such shares, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series B Preferred Stock. If the amounts available for distribution by the Company to the holders of the Series B Preferred Stock upon a Liquidity Event are insufficient to permit the payment to those holders of their full preferential amounts, then such holders will share ratably in any distribution in connection with such Liquidity Event in proportion to the full preferential amounts they are owed.

After the liquidation preferences of the Series D Preferred Stock, Series E Preferred Stock, Series A Preferred Stock, and Series B Preferred Stock have been paid, each holder of Series C Preferred Stock is entitled to receive, before any payments are made to the holders of common stock, an amount equal to $1.60 for each share held, plus any declared but unpaid dividends, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series C Preferred Stock. If the amounts available for distribution by the Company to the holders of the Series C Preferred Stock upon a Liquidity Event are insufficient to permit the payment to those holders of their full preferential amounts, then such holders will share ratably in any distribution in connection with such Liquidity Event in proportion to the full preferential amounts they are owed.

For a Liquidity Event with aggregate consideration at or below $150.0 million in total consideration, after full payment is made to the holders of preferred stock as set forth above, the remaining proceeds will be allocated among the holders of common stock, Series D Preferred Stock, and Series E Preferred Stock on a pro-rata as-converted basis.

For a Liquidity Event with aggregate consideration above $150.0 million, each holder of Series D Preferred Stock or Series E Preferred Stock will receive the greater of (i) the amount of consideration that such holder would be entitled to receive pursuant to a total distribution of $150.0 million as set forth in the immediately preceding paragraph or (ii) the amount such holder would receive if such holder had converted such shares of Series D Preferred Stock or Series E Preferred Stock into shares of common stock immediately prior to such distribution.

The preferred stock has been presented as mezzanine equity and therefore separately from stockholders’ deficit in the accompanying consolidated balance sheets since redemption and, under

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.  CAPITALIZATION  – (continued)

certain circumstances, payment of the liquidation preferences to the preferred stock holders is beyond the control of the Company’s management.

Redemption of Series D and Series E Preferred Stock

At any time after May 10, 2014, at the election of the holders of a majority of the outstanding shares of Series D or Series E Preferred Stock, in each case, voting separately, may require the Company to redeem the outstanding shares of Series D or Series E Preferred Stock, as applicable, for a cash amount per share equal to the greater of (i) original issue price of the Series D Preferred Stock and the Series E Preferred Stock of $1.60 and $1.65, respectively, plus an amount equal to all declared and unpaid dividends thereon, or (ii) the then fair market value of such series of preferred stock as determined by the Board of Directors. The carrying value of the respective Series D and Series E Preferred Stock is being accreted to its redemption value over the period to its earliest redemption date of May 10, 2014 using the interest rate method. The aggregate redemption value of the Series D and Series E Preferred Stock as of December 31, 2009 and 2010 was $36.9 and $148.6 million, respectively.

Conversion

Each share of preferred stock is convertible at the holder’s option at any time into a single share of common stock. The conversion ratio for each respective series of preferred stock is subject to adjustments for a stock dividend, stock split, combination of shares, reorganization, reclassification or other similar event.

All of the outstanding shares of preferred stock will automatically convert into common stock at the then-applicable conversion rate, which is currently 1:1 for each series of preferred stock, immediately prior to the closing of an underwritten public offering at a share price equal to at least $6.40 with aggregate gross proceeds of at least $40.0 million, or upon the written election of the holders of a majority of the outstanding shares of Series D and Series E Preferred Stock then outstanding, voting together on an as-converted basis.

At December 31, 2009 and 2010, the Company was required to keep available, out of its authorized but unissued shares of common stock, the following shares for conversion of the preferred stock (in thousands):

Series A	3,224
Series B	2,600
Series C	2,031
Series D	10,625
Series E	5,273
Total required availability	23,753

Treasury Stock

In November 2010, the Company retired 650,000 shares of treasury stock and the excess of cost over par value of $0.5 million has been recorded as a reduction in additional paid-in capital. Treasury stock is accounted for at cost.

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.  WARRANTS

Warrants to Purchase Common Stock

The Company has issued warrants to purchase the Company’s common stock in connection with debt arrangements, a distributor agreement and the purchase of certain domain names. All warrants were fully vested, non-forfeitable and immediately exercisable upon issuance and are classified as equity. At December 31, 2009 and 2010, the following warrants to purchase shares of the Company’s common stock were outstanding (in thousands, except per share data):

Year of Issuance	Exercise Price per Share	December 31,		Expiration Date
		2009	2010
2000	$0.01	22	—	January 2010
2005	$1.60	125	125	June 2012
2006	$1.60	150	150	September 2013
2007	$1.60	53	53	April 2014
2007	$1.60	146	146	May 2014
2010	$3.50	—	95	August 2020
2010	$0.01	—	360	December 2020

On May 6, 2009, the Company entered into a five year global distributor agreement with ADP that provides ADP the right to distribute the Company’s software solution to its customers under ADP’s name. In connection with the distributor agreement, the Company also entered into a warrant agreement to provide additional incentives to ADP. The Company may issue ADP fully vested and immediately exercisable ten-year warrants to purchase between zero and 886,096 shares of common stock at an exercise price of $0.53 per share based on ADP meeting specified sales targets for each contract year until the earlier of the five-year term of the distributor agreement or the completion of an initial public offering of the Company’s common stock. The warrants must be exercised immediately prior to an acquisition of the Company through a reorganization, merger or consolidation; immediately prior to a sale, lease or other disposition of all of our assets; or within three years after an initial public offering. ADP will no longer be entitled to earn warrants after the completion of an initial public offering, although they will be entitled to receive a portion of an annual warrant award if an initial public offering occurs during a contract year and ADP has met pro-rated sales targets for that contract year. No warrants were issued to ADP or recorded as reductions of revenue, based on the Company’s conclusion that the defined targets had not been met by ADP for the contract year ended June 30, 2010.

On November 24, 2010, the Company amended its warrant agreement with ADP to modify certain definitions related to future sales targets, to acknowledge that no warrants would be issued for the contract year ended June 30, 2010 and to remove the anti-dilution provisions in the warrant agreement. In connection with the amendment, the Company issued ADP a fully vested and non-forfeitable warrant to purchase 360,000 shares of its common stock at an exercise price of $0.01 per share, which was valued at approximately $2.9 million as of the amendment date using the Black-Scholes option pricing model. This amount was recorded as a reduction of revenue in the fourth quarter of 2010 as the agreement provides ADP with the right to be distributor of the Company’s services and the Company estimates that ADP will purchase additional services from the Company. In issuing this warrant, the Company considered the strategic importance of its ongoing relationship with ADP and the expected timing of the completion of its initial public offering, after which ADP will no longer be eligible to earn any warrants.

At December 31, 2010, the Company has not recorded any reduction in revenue for the contract year ended June 30, 2011, as the minimum specified sales target has not been achieved to earn the applicable warrant.

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.  WARRANTS  – (continued)

Warrants to Purchase Preferred Stock

The Company has issued warrants to purchase preferred stock in connection with debt arrangements and preferred stock financings. The warrants to purchase shares of convertible preferred stock are accounted for as liabilities at fair value upon issuance with changes in fair value recorded in other income (expense) in our statement of operations each reporting period. All warrants are fully vested, non-forfeitable and were immediately exercisable on issuance.

The warrants issued to purchase Series C, Series D and Series E Preferred Stock, with the exception of the warrants to purchase 380,000 shares of Series C Preferred Stock issued during 2004 and 140,625 shares of Series D Preferred Stock issued during 2007, expire on the earliest of their respective expiration dates (as summarized in the table below), an initial public offering or, under certain circumstances, a change in control. The warrants to purchase 380,000 shares of Series C Preferred Stock issued during 2004 expire in June 2011 and the warrants to purchase 140,625 shares of Series D Preferred Stock issued during 2007 expire in September 2014. At December 31, 2009 and 2010, the following warrants to purchase shares of the Company’s preferred stock were outstanding (in thousands, except per share amounts):

Warrant of Preferred Stock Issued	Year of Issuance	Exercise Price Per Share	December 31,		Expiration Date
			2009	2010

Series C	2004	$1.60	380	380	June 2011
Series D	2007	$2.40	3,333	3,333	May 2014
Series D	2007	$2.40	208	208	September 2014
Series D	2007	$1.60	141	141	September 2014
Series E	2009	$2.40	1,054	1,054	January 2016
Series E	2009	$1.65	485	485	March 2019

The fair value of the warrants to purchase the Company’s preferred stock was determined using a Black-Scholes option pricing model.

The following weighted average assumptions were used to assess the fair value and the resulting fair value of the Series C, Series D, and Series E Preferred Stock warrants:

	Series C		Series D		Series E
	December 31, 2009	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009	December 31, 2010
Risk-free interest rate	0.5%	0.1%	1.6%	0.2%	2.0%	0.2%
Expected term (in years)	1.4	0.5	3.1	0.9	4.1	0.7
Estimated dividend yield	—%	—%	—%	—%	—%	—%
Weighted average estimated volatility	65.0%	43.8%	65.0%	43.8%	65.0%	43.8%
Fair value (in thousands)	$167	$2,945	$3,685	$25,740	$1,831	$11,071

At December 31, 2009 and 2010, the Company had reserved 496,875 and 929,375 shares of common stock, respectively, issuable upon the exercise of warrants to purchase common stock. At December 31, 2009 and 2010, the Company had reserved 380,000 shares of Series C Preferred Stock, 3,682,290 shares of Series D Preferred Stock and 1,539,392 shares of Series E Preferred Stock for issuance upon the exercise of warrants to purchase preferred stock.

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.  STOCK OPTION PLAN

In November 1999, the Company adopted the 1999 Stock Plan (“1999 Plan”) as amended. In January 2009, the Company created the 2009 Plan (“2009 Plan”) as amended. The maximum aggregate number of shares issuable under the 2009 Plan is 3,340,000 shares, plus (i) any shares that have been reserved but not issued under the 1999 Plan and (ii) any shares subject to stock options granted under the 1999 Plan that expire, are forfeited or otherwise terminate without having been exercised in full. The shares issued upon exercise may be authorized but unissued or reacquired shares of common stock. At December 31, 2010, 5,617,352 total shares of common stock were authorized for issuance under the 1999 and 2009 Plans, of which 612,768 shares remained available for issuance.

Stock options granted under the 1999 and 2009 Plans may be incentive stock options or non-statutory stock options.

Stock purchase rights may also be granted under the 1999 and 2009 Plans. Incentive stock options may only be granted to employees. The Board of Directors determines the period over which stock options become exercisable. However, except in specific cases of stock options granted to officers, directors and consultants, stock options become exercisable at a rate of not less than 20% per year over 5 years from the date the stock options are granted. Options granted under the 1999 and 2009 Plans expire ten years after the grant date and generally vest one-fourth on the first anniversary of the grant and ratably thereafter for the following 36 months. The exercise price of incentive stock options and non-statutory stock options cannot be less than 100% and 85%, respectively, of the fair market value per share of the Company's common stock on the grant date as determined by the Company’s Board of Directors. If an individual owns stock representing more than 10% of the outstanding shares, the price of each incentive stock option or non-statutory stock option share must be at least 110% of fair market value, as determined by the Board of Directors. The term of the stock options is 10 years except for incentive stock options granted to an individual who owns stock representing more than 10% of the outstanding shares, in which case the term of the stock options is 5 years. The Company may also grant options that are immediately exercisable upon the Board of Directors’ approval. On September 20, 2010, the Company granted a board member immediately exercisable options to purchase 60,000 shares of common stock at an exercise price of $2.76 per share. One-third of the options granted vest on the first anniversary of the grant and the remaining options vest ratably thereafter for the following 24 months. The option holder elected to early exercise all of the options for a total purchase price of $165,600. The Company has the right to repurchase the unvested shares if the option holder ceases to provide services to the Company. All the shares subject to the Company’s repurchase right were unvested as of December 31, 2010. The proceeds received from the early exercise of these options are recorded in other noncurrent liabilities and will be subsequently reclassified to equity as they vest.

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.  STOCK OPTION PLAN  – (continued)

The following table summarizes the stock option activity under the Company's 1999 and 2009 Plans (in thousands, except per share and term information):

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding, December 31, 2009	5,134	$0.48	7.1	$3,996
Granted	2,365	$4.67
Exercised	(2,060)	$0.44
Forfeited	(92)	$1.63
Outstanding, December 31, 2010	5,347	$2.33	8.2	$35,026
Exercisable at December 31, 2010	2,287	$0.51	6.9	$19,151
Vested and expected to vest at December 31, 2010	5,232	$2.32	8.2	$34,313

The following table summarizes information about stock options outstanding and exercisable at December 31, 2010 (in thousands):

	Options Outstanding		Options Exercisable
Exercise price	Number	Weighted Average Remaining Contractual Life (in years)	Number	Weighted Average Remaining Contractual Life (in years)
$0.34	1,708	6.2	1,525	6.1
$0.50	6	0.5	6	0.5
$0.53	846	8.0	500	8.0
$1.26	511	9.0	200	9.0
$1.65	764	9.3	49	9.3
$5.93	557	9.7	7	9.7
$6.51	955	9.9	—	—
	5,347	8.2	2,287	6.9

The total intrinsic value of options exercised during the years ended December 31, 2008, 2009 and 2010 was $0, $0, and $9.8 million, respectively.

Unrecognized compensation expense relating to stock options was $7.3 million at December 31, 2010, which is expected to be recognized over a weighted average period of 3.1 years.

The aggregate grant date fair value of stock options granted for the years ended December 31, 2008, 2009 and 2010 was $0.3 million, $0.4 million and $7.9 million, respectively.

The table below sets forth information regarding stock options granted from January 1, 2010 to December 31, 2010 (shares in thousands):

Date of Grant	Number of shares	Exercise price	Estimated fair value of common stock
April 21, 2010	782	$1.65	$1.65
September 20, 2010	628	$2.76	$6.51
November 7, 2010	955	$6.51	$7.55

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.  STOCK OPTION PLAN  – (continued)

On November 19, 2010, the Company modified the exercise price of options to purchase 568,118 shares of common stock that were granted on September 20, 2010 from $2.76 per share to $5.93 per share. The modification of the exercise price did not result in any incremental stock-based compensation expense.

Restricted Stock Units

On November 7, 2010, the Company granted restricted stock units for an aggregate of 270,000 shares of common stock to three senior executives of the Company. The restricted stock units vest over four years. The aggregate grant date fair value of the awards was $2.0 million which is expected to be recognized over four years. As of December 31, 2010, the restricted stock units were unvested.

Restricted stock unit activity for the year ended December 31, 2010 is summarized as follows (shares in thousands):

	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested shares outstanding at December 31, 2009	—	$—
Granted	270	7.55
Vested	—	—
Forfeited	—	—
Nonvested shares outstanding at December 31, 2010	270	$7.55

The Company recognized compensation expense related to restricted stock units of $51,000 for the year ended December 31, 2010. Unrecognized compensation expense related to nonvested restricted stock units was $2.0 million at December 31, 2010, which will be recognized into expense over the weighted average period 3.9 years.

Stock-based compensation expense related to stock options and restricted stock units is included in the following line items in the accompanying Consolidated Statement of Operations for the years ended December 31, 2008, 2009, and 2010 (in thousands):

	Years ended December 31,
	2008	2009	2010
Cost of revenue	$30	$27	$69
Sales and marketing expense	143	221	345
Research and development expense	24	22	132
General and administrative expense	45	61	361
Total	$242	$331	$907

10.  INCOME TAXES

The components of the Company’s loss before provision for income taxes are as follows (in thousands):

	Years Ended December 31,
	2008	2009	2010

United States	$(10,121)	$(8,320)	$(42,341)
Foreign	—	—	(5,892)
Loss before income taxes	$(10,121)	$(8,320)	(48,233)

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.  INCOME TAXES  – (continued)

The components of the provision for income taxes attributable to continuing operations are as follows (in thousands):

	Years Ended December 31,
	2008	2009	2010

Current income tax provision:
Federal	$—	$—	$—
State	—	—	—
Foreign	62	72	137
Total current income tax provision	62	72	137
Deferred income tax (benefit) provision:
Federal	—	—	—
State	—	—	—
Foreign	—	—	—
Total deferred income tax provision	—	—	—
Total income tax provision	$62	$72	$137

The Company’s foreign operating activities were conducted by the Company from the United States during 2008 and 2009, and accordingly, foreign income or loss before provision for income taxes was zero for each of these years. During 2010, the Company formed foreign entities to support the Company’s foreign operating activities. The foreign tax provision represents a liability for uncertain foreign tax positions related to business in territories outside of the United States for each period presented.

The Company has incurred operating losses and has recorded a full valuation allowance against its deferred tax assets for all periods to date and, accordingly, has not recorded a provision for income taxes for any of the periods presented other than provisions for foreign income taxes.

The differences in the total provision for income taxes that would result from applying the 34% federal statutory rate to income (loss) before provision for income taxes and the reported provision for income taxes are as follows (in thousands):

	Years Ended December 31,
	2008	2009	2010

U.S. Federal tax expense at statutory rates	$(3,441)	$(2,829)	$(16,399)
State income taxes, net of federal tax benefit	(533)	(335)	(561)
Preferred stock warrant charges	269	730	11,585
Permanent differences	129	168	361
Uncertain tax positions	62	72	137
Other	—	18	403
Valuation allowance	3,576	2,248	4,611
Total income tax provision	$62	$72	$137

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.  INCOME TAXES  – (continued)

Major components of the Company’s deferred tax assets (liabilities) at December 31, 2009 and 2010 are as follows (in thousands):

	December 31,
	2009	2010
Accrued expenses	$365	$505
Long-lived assets — basis difference	1,966	3,012
Net operating loss carryforwards	13,762	17,151
Other	271	163
Total deferred tax assets	16,364	20,831
Deferred revenue and accounting method change	(978)	(635)
Prepaid expenses and deferred commissions	(530)	(729)
Total deferred tax liabilities	(1,508)	(1,364)
Total net deferred tax assets	14,856	19,467
Valuation allowance	(14,856)	(19,467)
Total net deferred tax asset, net of valuation allowance	$—	$—

The Internal Revenue Code of 1986, as amended, imposes substantial restrictions on the utilization of net operating losses in the event of an “ownership change” of a corporation. Accordingly, a company’s ability to use net operating losses may be limited as prescribed under Internal Revenue Code Section 382 (“IRC Section 382”). Events which may cause limitations in the amount of the net operating losses that the Company may use in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period.

Due to the effects of historical equity issuances, the Company has determined that the future utilization of a portion of its net operating losses is limited annually pursuant to IRC Section 382. The Company has determined that none of its net operating losses will expire because of the annual limitation.

At December 31, 2010, the Company had federal, state and foreign net operating losses of approximately $42.8 million, $39.2 million and $2.1 million, respectively. The federal net operating loss carryforward will begin expiring in 2019, the state net operating loss carryforward will begin expiring in 2012, and the foreign net operating loss carryforward will begin expiring in 2018.

The Company has recorded a full valuation allowance against its otherwise recognizable deferred income tax assets as of December 31, 2010. Management has determined, after evaluating all positive and negative historical and prospective evidence, that it is more likely than not that these assets will not be realized. The net increase to the valuation allowance of $3.6 million, $2.2 million and $4.6 million for the years ended December 31, 2008, 2009 and 2010, respectively, was primarily due to additional net operating losses generated by the Company.

The following is a rollforward of the Company’s total gross unrecognized tax benefits during 2008, 2009 and 2010 (in thousands):

Gross Unrealized Tax Benefits
Balance at December 31, 2007	$20
Additions for tax positions related to the current year	62
Balance at December 31, 2008	82
Additions for tax positions related to the current year	72
Balance at December 31, 2009	154
Additions for tax positions related to the current year	137
Balance at December 31, 2010	$291

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.  INCOME TAXES  – (continued)

The Company’s policy is to classify interest and penalties on uncertain tax positions as a component of tax expense. Interest and penalties of $ 3,000 and $9,000 on unrecognized tax benefits were accrued as of December 31, 2009 and 2010, respectively. It is not expected that the amount of unrecognized tax benefits will be recognized in the next twelve months. In addition, the Company does not expect the change in uncertain tax positions to have a material impact on its financial position, results of operations or liquidity. If the unrecognized tax benefits are recognized, tax expense will reduce by $0.3 million through December 31, 2010.

The Company is subject to U.S. federal income tax as well as to income tax in multiple state jurisdictions. Federal income tax returns of the Company are subject to IRS examination for the 2007 through 2010 tax years. State income tax returns are subject to examination for the 2006 through 2010 tax years.

11.  GEOGRAPHIC INFORMATION

Revenue by geographic region, as determined based on the location of the Company’s clients is set forth below (in thousands):

	Years Ended December 31,
	2008	2009	2010

Revenue
United States	$16,019	$22,415	$33,361
United Kingdom	2,678	4,279	5,584
All other countries	929	2,628	4,786
Total revenue	$19,626	$29,322	$43,731

Revenue from clients located in the United States is presented net of a $2.9 million reduction of revenue relating to a common stock warrant issued to ADP during the year ended December 31, 2010 (Note 8).

Property and equipment by region is set forth below (in thousands):

	December 31,
	2009	2010
Property and equipment, net
United States	$2,198	$3,165
United Kingdom	—	765
All other countries	31	46
Total property and equipment, net	$2,229	$3,976

12.  401(K) SAVINGS PLAN

The Company has a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the plan may be made at the discretion of the Board of Directors. To date, there have been no contributions made to the plan by the Company.

13.  COMMITMENTS AND CONTINGENCIES

The Company leases its offices under noncancelable operating leases and its managed hosting facility and services under month-to-month operating leases. Total rent expense under operating leases was approximately $0.9 million, $0.8 million, $1.1 million for the years ended December 31,

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.  COMMITMENTS AND CONTINGENCIES  – (continued)

2008, 2009 and 2010, respectively. The Company leases equipment under capital lease arrangements for the majority of its property and equipment (Note 4).

Future minimum lease payments under non-cancelable operating and capital leases at December 31, 2010 are as follows (in thousands):

	Operating Leases	Capital Leases
2011	$1,264	$1,512
2012	112	1,259
2013	117	262
2014	—	66
2015	—	—
Thereafter	—	—
Total minimum lease payments	$1,493	3,099
Less: Amounts representing interest		(207)
Present value of capital lease obligations		2,892
Less: Current portion		(1,369)
Long-term portion of capital lease obligations		$1,523

In March 2009, the Company entered into an e-learning content reseller agreement with a third-party content provider. The Company is obligated to pay license fees of $0.2 million in 2011.

In August 2010, the Company entered into a patent license agreement granting the Company a perpetual license to use a third-party’s e-learning technologies. License fees of $0.4 million, $0.4 million and $0.2 million are due in 2011, 2012 and 2013, respectively.

Guarantees and Indemnifications

The Company has made guarantees and indemnities under which it may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions, including revenue transactions in the ordinary course of business. In connection with certain facility leases, the Company has indemnified its lessors for certain claims arising from the facility or the lease. The Company indemnifies its directors and officers to the maximum extent permitted under the laws of the State of Delaware. However, the Company has a directors and officers insurance policy that may reduce its exposure in certain circumstances and may enable it to recover a portion of future amounts that may be payable, if any. The duration of the guarantees and indemnities varies and, in many cases, are indefinite but subject to statute of limitations. To date, the Company has made no payments related to these guarantees and indemnities. The Company estimates the fair value of its indemnification obligations as insignificant based on this history and insurance coverage and has therefore, has not recorded any liability for these guarantees and indemnities in the accompanying consolidated balance sheets.

Litigation

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. If the Company determines that it is probable that a loss has been incurred and the amount is reasonable estimable, the Company will record a liability. The Company has determined that it does not have a potential liability related to any legal proceedings or claims that would individually or in the aggregate materially adversely affect its financial conditions or operating results.

ADP Warrants

In conjunction with a distributor agreement with ADP, the Company has an obligation to issue to ADP, on an annual basis, fully vested and immediately exercisable ten-year warrants to purchase up to an aggregate of 886,096 shares of the Company’s common stock at an exercise price of $0.53 per

CORNERSTONE ONDEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.  COMMITMENTS AND CONTINGENCIES  – (continued)

share, upon ADP achieving various tiers of sales targets during each contract year until the earlier of the end of the five-year term of the agreement with ADP or the completion of an initial public offering. The warrants terminate upon an acquisition of the Company, a disposition of substantially all of the Company’s assets or three years after an initial public offering. See Note 8 for additional information.

14.  RELATED PARTY TRANSACTIONS

During May 2007, the Company entered into employment agreements with two executive officers in which each received a loan from the Company in an aggregate principal amount of $0.3 million at an interest rate of 5% annually. The outstanding principal and accrued interest due under each loan was charged to compensation expense in 2007 and 2008.

During June 2010, an executive officer of an accounting software company joined the Company’s Board of Directors. The Company recorded $37,000 in expenses related to the use of the accounting software from June 2010 through December 2010 and had accounts payable to the accounting software company of approximately $60,000 at December 31, 2010.

15.  SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 10, 2011, the date of the issuance of the consolidated financial statements for the year ended December 31, 2010.

On January 14, 2011 the Board of Directors granted stock options to purchase 419,628 shares of common stock at an exercise price of $8.88 per share and restricted stock units for 42,000 shares of common stock. The stock options and restricted stock units vest over four years. The aggregate grant date fair value of these awards was $2.4 million and is expected to be recognized over four years.

         Shares

Cornerstone OnDemand, Inc.

Common Stock

PROSPECTUS

Goldman, Sachs & Co.	Barclays Capital

William Blair & Company	Piper Jaffray
Pacific Crest Securities	JMP Securities

PART II

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee and the FINRA filing fee. All the expenses below will be paid by Cornerstone OnDemand.

Item	Amount*
SEC registration fee	$
FINRA filing fee
Initial NASDAQ Global Market listing fee
Legal fees and expenses
Accounting fees and expenses
Printing and engraving expenses
Transfer agent and registrar fees
Blue sky fees and expenses
Miscellaneous fees and expenses
Total	$

*	To be provided by amendment

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended. Our amended and restated certificate of incorporation and amended and restated bylaws, each to be in effect upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the maximum extent permitted by the Delaware General Corporation Law. In addition, we will enter into indemnification agreements with our directors, officers and some employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Reference is also made to the underwriting agreement to be filed as Exhibit 1.1 hereto, which, under certain conditions, provides for indemnification by the underwriters of our officers and directors against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

Since August 31, 2007, we have sold unregistered securities to a limited number of persons, as described below.

Sale of Preferred Stock

In September 2006, we sold and issued convertible promissory notes in the aggregate principal amount of $1,000,000 to four accredited investors. In September 2007, these notes were converted into an aggregate of 625,000 shares of our Series D preferred stock.

In January 2009, we sold an aggregate of 5,272,727 shares of our Series E preferred stock to a total of nine accredited investors at purchase price per share of $1.65, for an aggregate purchase price of $8,700,000.

Warrant Issuances

In September 2007, we issued a warrant to purchase 140,625 shares of our Series D preferred stock to an accredited investor at an exercise price of $1.60 per share and warrants to purchase an aggregate of 208,332 shares of our Series D preferred stock to a total of four accredited investors at an exercise price of $2.40 per share.

In January 2009, we issued warrants to purchase an aggregate of 1,054,543 shares of our Series E preferred stock to a total of nine accredited investors at an exercise price of $2.40 per share, for an aggregate purchase price of $2,530,903.

In March 2009, we issued a warrant to purchase 484,849 shares of our Series E preferred stock to an accredited investor at an exercise price of $1.65 per share, for an aggregate purchase price of approximately $800,000.

In August 2010, we issued warrants to purchase an aggregate of 95,000 shares of our common stock to two accredited investors at an exercise price of $3.50 per share, for an aggregate purchase price of approximately $332,500.

In November 2010, we issued a warrant to purchase an aggregate of 360,000 shares of our common stock to an accredited investor at an exercise price of $0.01 per share, for an aggregate purchase price of approximately $3,600.

Option, RSU and Common Stock Issuances

From September 2007 through September 2010, we granted to our employees, consultants and other service providers options to purchase an aggregate of 7,016,268 shares of common stock under our 1999 Stock Plan and our 2009 Equity Incentive Plan at exercise prices ranging from $0.34 to $5.93.

In November 2010, pursuant to the terms of our 2009 Equity Incentive Plan, we granted to three of our executive officers who are accredited investors (i) options to purchase 955,000 shares of our common stock at an exercise price per share of $6.51 and (ii) rights to receive 270,000 shares of our common stock upon the vesting of restricted stock units.

In January 2011, pursuant the terms of our 2009 Equity Incentive Plan, we granted to our employees, consultants and other service providers (i) options to purchase an aggregate of 419,628 shares of our common stock at an exercise price of $8.88 per share and (ii) rights to receive an aggregate of 42,000 shares of common stock upon the vesting of restricted stock units

From September 2007 through January 2011, we sold an aggregate of 2,300,640 shares of our common stock upon the exercise of options under our 1999 Stock Plan and our 2009 Equity Incentive Plan at exercise prices ranging from $0.34 to $2.76 per share, for an aggregate exercise price of $1,045,724.

Securities Law Compliance

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes that (i) the transactions described under the headings “Sale of Preferred Stock” and “Warrant Issuances” were exempt from the registration requirements of the Securities Act of 1933 in reliance on Rule 506 of Regulation D promulgated under Section 4(2) thereof, as transactions by an issuer not involving a public offering, (ii) the transactions described in the first, third and fourth paragraphs under the heading “Option, RSU and Common Stock Issuances ” were exempt from the registration requirements of the Securities Act of 1933 in reliance on Section 3(b) thereof, and Rule 701 promulgated thereunder, as transactions pursuant to a compensatory benefit plan as provided under Rule 701, and (iii) the transactions in described in the second paragraph under the heading “Option, RSU and Common Stock Issuances” were exempt from the registration requirements of the Securities Act of 1933 in reliance on Rule 506 of Regulation D promulgated under Section 4(2) thereof, as transactions by an issuer not involving a public offering. The recipients of securities in such transactions represented their intention to acquire the securities for investment only and not with a view to, or for sale in connection with, any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in connection with such transactions. All recipients of securities described under the headings “Sale of Preferred Stock” and “Warrant Issuances” and in the second paragraph under the heading “Option, RSU and Common Stock Issuance” were accredited investors and either received adequate information about the registrant or had access, through their relationships with the registrant, to such information.

Item 16. Exhibits and Financial Statements

Exhibits

Exhibit No.	Description of Exhibit
1.1*	Form of Underwriting Agreement.
3.1#	Eighth Amended and Restated Certificate of Incorporation of the Registrant, as amended and currently in effect.
3.2#	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of the offering.
3.3#	Bylaws of the Registrant, as amended and currently in effect.
3.4#	Form of Amended and Restated Bylaws of Registrant, to be in effect upon completion of the offering.
4.1	Form of the Registrant’s common stock certificate.
4.2#	Second Amended and Restated Investors’ Rights Agreement, dated as of January 30, 2009, by and among the Registrant, Adam Miller and the investors listed on Exhibit A and Exhibit B attached thereto.
4.3#	Warrant to purchase shares of common stock issued to Silicon Valley Bank, dated as of August 20, 2010.
4.4#	Warrant to purchase shares of common stock issued to Ironwood Equity Fund LP, dated as of August 20, 2010.
4.5#	Warrant to purchase shares of Series C convertible preferred stock issued to Orix Venture Finance LLC, dated as of June 29, 2004.
4.6#	Warrant to purchase shares of Series D convertible preferred stock issued to Comerica Bank, dated as of September 12, 2007.
4.7#	Amended and Restated Voting Agreement, dated as of January 30, 2009, by and among the Registrant, Adam Miller and the investors listed on Exhibit A and Exhibit B attached thereto.
4.8#	Warrant to issue shares of common stock issued to ADP, Inc., dated as of December 6, 2010.
5.1*	Form of Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10.1†#	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.
10.2†#	The Registrant’s 1999 Stock Plan, including the form of stock option agreement, as amended and currently in effect.
10.3†#	The Registrant’s 2009 Equity Incentive Plan, including forms of stock option agreements, as currently in effect.
10.3A†#	Form of Restricted Stock Unit Award Agreement under 2009 Equity Incentive Plan.
10.4†#	The Registrant’s 2010 Equity Incentive Plan, including form of stock option agreement, to be in effect upon completion of the offering.
10.5†#	The Registrant’s 2010 Employee Stock Purchase Plan, to be in effect upon the completion of the offering.

Exhibit No.	Description of Exhibit
10.6†#	Employment Agreement between the Registrant and Adam Miller, dated as of November 8, 2010, to be in effect upon the completion of the offering.
10.7†#	Employment Agreement between the Registrant and Perry Wallack, dated as of November 8, 2010, to be in effect upon the completion of the offering.
10.8†#	Employment Agreement between the Registrant and Steven Seymour, dated as of November 8, 2010, to be in effect upon the completion of the offering.
10.9†#	Amended and Restated Employment Agreement between the Registrant and David J. Carter, dated as of November 8, 2010, to be in effect upon the completion of the offering.
10.9A†‡	2009 Sales Commission Plan between the Registrant and David J. Carter.
10.9B†‡	2010 Sales Commission Plan between the Registrant and David J. Carter.
10.9C†‡	2011 Sales Commission Plan between the Registrant and David J. Carter.
10.10†	Amended and Restated Unlimited Term Employment Contract between the Registrant and Vincent Belliveau, to be in effect upon the completion of the offering.
10.10A†‡	2009 Sales Commission Plan between the Registrant and Vincent Belliveau.
10.10B†‡	2010 Sales Commission Plan between the Registrant and Vincent Belliveau.
10.10C†‡	2011 Sales Commission Plan between the Registrant and Vincent Belliveau.
10.11†#	Employment Agreement between the Registrant and Mark Goldin, dated as of May 24, 2010.
10.12#	Loan and Security Agreement between the Registrant and Silicon Valley Bank, dated as of August 20, 2010.
10.13#	Securities Purchase Agreement between the Registrant and Ironwood Equity Fund LP, dated as of March 31, 2009.
10.13A#	Subordinated Promissory Note issued pursuant to the Securities Purchase Agreement between the Registrant and Ironwood Equity Fund LP, dated as of March 31, 2009.
10.14#	Sublease Agreement between Sapient Corporation and Registrant, dated as of January 31, 2006.
10.15#	First Amendment to Sublease between Sapient Corporation and Registrant, dated as of May 25, 2010.
10.16#	Sublease II between Accruent, Inc., and the Registrant, dated as of January 25, 2008.
10.17#	Master Service Agreement (United States) between the Registrant and Equinix Operating Co., Inc., dated as of November 6, 2009.
10.18#	Master Service Agreement (United Kingdom) between the Registrant and Equinix (UK) Limited, dated as of November 4, 2009.
21.1#	List of subsidiaries of the Registrant.
23.1*	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1).
23.2	Consent of PricewaterhouseCoopers LLP.
24.1#	Power of Attorney.

*	To be filed by Amendment.
†	Indicates a management contract or compensatory plan or arrangement.
#	Previously filed.
‡	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from this Registration Statement and have been filed separately with the Securities and Exchange Commission.

Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted as to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to provide the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Monica, State of California, on the 11th day of February, 2011.

CORNERSTONE ONDEMAND, INC.

By: /s/ Adam L. Miller
Adam L. Miller
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Adam L. Miller Adam L. Miller	President, Chief Executive Officer and Director (principal executive officer)	February 11, 2011
/s/ Perry A. Wallack Perry A. Wallack	Chief Financial Officer (principal financial and accounting officer)	February 11, 2011
* R. C. Mark Baker	Director	February 11, 2011
* Harold W. Burlingame	Director	February 11, 2011
* Byron B. Deeter	Director	February 11, 2011
* James McGeever	Director	February 11, 2011
* Neil Sadaranganey	Director	February 11, 2011
* Robert D. Ward	Director	February 11, 2011
*By: /s/ Adam L. Miller Adam L. Miller Attorney in Fact

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1*	Form of Underwriting Agreement.
3.1#	Eighth Amended and Restated Certificate of Incorporation of the Registrant, as amended and currently in effect.
3.2#	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of the offering.
3.3#	Bylaws of the Registrant, as amended and currently in effect.
3.4#	Form of Amended and Restated Bylaws of Registrant, to be in effect upon completion of the offering.
4.1	Form of the Registrant’s common stock certificate.
4.2#	Second Amended and Restated Investors’ Rights Agreement, dated as of January 30, 2009, by and among the Registrant, Adam Miller and the investors listed on Exhibit A and Exhibit B attached thereto.
4.3#	Warrant to purchase shares of common stock issued to Silicon Valley Bank, dated as of August 20, 2010.
4.4#	Warrant to purchase shares of common stock issued to Ironwood Equity Fund LP, dated as of August 20, 2010.
4.5#	Warrant to purchase shares of Series C convertible preferred stock issued to Orix Venture Finance LLC, dated as of June 29, 2004.
4.6#	Warrant to purchase shares of Series D convertible preferred stock issued to Comerica Bank, dated as of September 12, 2007.
4.7#	Amended and Restated Voting Agreement, dated as of January 30, 2009, by and among the Registrant, Adam Miller and the investors listed on Exhibit A and Exhibit B attached thereto.
4.8#	Warrant to purchase shares of common stock issued to ADP, Inc., dated as of December 6, 2010.
5.1*	Form of Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10.1†#	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.
10.2†#	The Registrant’s 1999 Stock Plan, including the form of stock option agreement, as amended and currently in effect.
10.3†#	The Registrant’s 2009 Equity Incentive Plan, including forms of stock option agreements, as currently in effect.
10.3A†#	Form of Restricted Stock Unit Award Agreement under 2009 Equity Incentive Plan.
10.4†#	The Registrant’s 2010 Equity Incentive Plan, including form of stock option agreement, to be in effect upon completion of the offering.
10.5†#	The Registrant’s 2010 Employee Stock Purchase Plan, to be in effect upon the completion of the offering.
10.6†#	Employment Agreement between the Registrant and Adam Miller, dated as of November 8, 2010, to be in effect upon the completion of the offering.
10.7†#	Employment Agreement between the Registrant and Perry Wallack, dated as of November 8, 2010, to be in effect upon the completion of the offering.
10.8†#	Employment Agreement between the Registrant and Steven Seymour, dated as of November 8, 2010, to be in effect upon the completion of the offering.

Exhibit No.	Description of Exhibit
10.9†#	Amended and Restated Employment Agreement between the Registrant and David J. Carter, dated as of November 8, 2010, to be in effect upon the completion of the offering.
10.9A†‡	2009 Sales Commission Plan between the Registrant and David J. Carter.
10.9B†‡	2010 Sales Commission Plan between the Registrant and David J. Carter.
10.9C†‡	2011 Sales Commission Plan between the Registrant and David J. Carter.
10.10†	Amended and Restated Unlimited Term Employment Contract between the Registrant and Vincent Belliveau, to be in effect upon the completion of the offering.
10.10A†‡	2009 Sales Commission Plan between the Registrant and Vincent Belliveau.
10.10B†‡	2010 Sales Commission Plan between the Registrant and Vincent Belliveau.
10.10C†‡	2011 Sales Commission Plan between the Registrant and Vincent Belliveau.
10.11†#	Employment Agreement between the Registrant and Mark Goldin, dated as of May 24, 2010.
10.12#	Loan and Security Agreement between the Registrant and Silicon Valley Bank, dated as of August 20, 2010.
10.13#	Securities Purchase Agreement between the Registrant and Ironwood Equity Fund LP, dated as of March 31, 2009.
10.13A#	Subordinated Promissory Note issued pursuant to the Securities Purchase Agreement between the Registrant and Ironwood Equity Fund LP, dated as of March 31, 2009.
10.14#	Sublease Agreement between Sapient Corporation and Registrant, dated as of January 31, 2006.
10.15#	First Amendment to Sublease between Sapient Corporation and Registrant, dated as of May 25, 2010.
10.16#	Sublease II between Accruent, Inc., and the Registrant, dated as of January 25, 2008.
10.17#	Master Service Agreement (United States) between the Registrant and Equinix Operating Co., Inc., dated as of November 6, 2009.
10.18#	Master Service Agreement (United Kingdom) between the Registrant and Equinix (UK) Limited, dated as of November 4, 2009.
21.1#	List of subsidiaries of the Registrant.
23.1*	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1).
23.2	Consent of PricewaterhouseCoopers LLP.
24.1#	Power of Attorney.

*	To be filed by Amendment.
†	Indicates a management contract or compensatory plan or arrangement.
#	Previously filed.
‡	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from this Registration Statement and have been filed separately with the Securities and Exchange Commission.